Gen™

FY26 Annual Report

The trust layer for the digital world

   

Fiscal Year 2026 Snapshot

$5.0B **Revenue** Up 27% YoY	**$1.57** **GAAP EPS** Up 53% YoY	**$2.56** **non-GAAP EPS** Up 15% YoY	**$1.5B** **Operating cash flow** Up 27% YoY

79M Paid customers worldwide	**500M** Users across 150+ countries	**100M+** Financial accounts monitored up 36% YoY	**400M** Annual financial inquiries through Engine by Gen	**10B+** Attacks blocked annually — real-time protection at scale

AI agents can now book flights, execute trades and move money on people's behalf. Sponsored ads look identical to trusted brands. A realistic video endorsement, a QR code at checkout, a device-pairing prompt — any one of these can trigger a scam that compromises both digital identity and financial health. The threat landscape has not just grown. It has changed shape.

At Gen, we believe that trust is the critical foundation for consumers to fully embrace and benefit from an ever more automated digital world. We build the trust layer that lets people act online with confidence by securing their devices and data, protecting their identities, empowering their financial health and now, helping them use AI simply and safely. Our brands serve nearly 500 million users across more than 150 countries. We believe the opportunities in front of us have never been larger.

 

Note: Numbers presented in the letter are non-GAAP, unless otherwise noted. All comparisons are year-over-year.
Pro forma growth is calculated including MoneyLion historical results in prior year compare.
Please refer to the "Use of Non-GAAP Financial Information" section for reconciliation.

2

Fiscal Year 2026 Shareholder Letter

Dear Investors,

Fiscal year 2026 was a defining year for Gen, with overall growth inflecting from mid-single digits to double-digit growth as our platform strategy delivered at scale. Cyber safety and Financial Wellness are reinforcing each other and that convergence is driving growth. Six years ago, Gen was born as a pure-play consumer cybersecurity company with $2 billion in revenues. Since then, **we have more than doubled revenue, nearly tripled EPS and nearly quadrupled our paid customer base.** Today, we span security, privacy, identity, reputation, financial protection and empowerment, unified by a shared technology platform and intelligence layer and supported by our integrated capabilities.

The numbers tell the story of that transformation. **FY26 revenue crossed $5 billion for the first time.** Pro forma bookings and revenue grew 10% and 9%, respectively, while reported revenue grew 27% and non-GAAP EPS grew 15%, accelerating ahead of our prior mid-term targets. We generated $1.5 billion in operating cash flow and exited the year at three times net leverage, a full year ahead of plan. Fiscal year 2026 marks a structural acceleration — from mid-single digit to double-digit revenue growth, with mid-teens non-GAAP EPS growth — as we expanded Cyber Safety into Trust-Based Solutions. This is a step change in trajectory.

An evolving threat landscape

The threat landscape is rapidly changing in character, not just in scale. **Some of the most dangerous attacks today are embedded into everyday digital experiences: shopping, social feeds, search, payments.** Consumers are not being breached through technical exploits. They are being redirected from trusted behaviors into outcomes that look legitimate and feel safe. A sponsored ad, a realistic video endorsement, a QR code at checkout — any one of these can trigger a scam that drains an account or steals an identity before the damage is discovered.

AI has compressed the life cycle of attacks from months to days, sometimes hours. It has lowered the cost and effort required to launch personalized scams at scale. Fake ads now represent more than 40% of all consumer cyber threats, visually indistinguishable from legitimate brands. Last year, **we blocked more than 45 million fake online shop attacks in a single quarter, up over 60%.** These scams mirror exactly how people shop today and cybercriminals are following consumers into the same channels.

The next wave is already here. AI agents can now browse, transact and act on a person's behalf at speed and scale no human can match. They can be deceived through the same vectors people can, from fake ads, impersonation sites, manipulated information, but the consequences are amplified. A single malicious prompt could instruct an agent to scan a device, extract credentials and initiate a transaction without exploiting a single traditional software vulnerability. The AI is doing exactly what it was designed to do, just without enough safeguards. **Protecting people in the agentic era is not a future problem. It is the challenge we are solving right now.**

Fiscal Year 2026 Shareholder Letter

Our trust layer

Trust is the foundation of the digital world. Gen’s competitive advantage is built on having earned it, at scale, across hundreds of millions of users. With our dedicated focus on consumers’ cyber and financial health and well-being and with the depth of our telemetry, Gen has a unique view into how threats emerge, spread and intersect with real consumer behavior that no other company can match. We analyze real-time signals across security, identity, devices and financial activities. **This lets us go beyond blocking threats to understanding risk as it evolves and adapting protection dynamically.** At their core, these threats primarily target one thing: the consumer’s financials. Cyber Safety today is no longer about blocking malware after the fact. It is about understanding behavior, intent and context in the moment, across our trusted brands.

We operate in two complementary segments today. Our Cyber Safety segment — a $3.3 billion business growing mid-single digits — is our foundation, serving hundreds of millions of users. Our Trust-Based Solutions segment, nearing $1.7 billion and growing more than 20% in key categories, encompasses identity, reputation and Financial Wellness. Connecting these segments is one platform built on data, insights, trust and agentic AI capabilities. It gives us an integrated view of each customer, so we can personalize offerings across the portfolio and deepen relationships over time. We continue to evaluate how our platform can extend into adjacent areas of trust where our brands and data create a natural advantage.

The results in each segment confirm the strategy is working. In Cyber Safety, comprehensive membership adoption is near 60%, integrating security, privacy, identity and increasingly financial monitoring into a single relationship. **Norton cross-sell penetration exceeded 26%, up from 5% just three years ago.** Norton 360 NPS nearly doubled year-over-year. And independent testing labs, which subject security technology to some of the most rigorous evaluation in the industry, awarded Gen 28 times across our brands — nearly doubling last year’s recognition — a clear signal that we are setting the standard for consumer Cyber Safety. Every one of these metrics reflects the same underlying dynamic: trust, once earned through consistent protection, creates the flywheel to serve customers more deeply across their digital and financial lives.


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Fiscal Year 2026 Shareholder Letter

From protection to financial empowerment

Identity threats and financial risks are no longer separate. They are deeply interconnected. When people live with little financial buffer, an incident of identity theft, a fraudulent charge, or even a scam can quickly upend their finances. The stakes go beyond security and protection. They are about trust and well-being. People are not searching for another financial product. They are seeking a trusted partner; one that can secure their identity, protect their data, safeguard their privacy and empower their financial well-being. That is the role Gen is positioned to play, across every dimension of our customers' digital lives.

MoneyLion completed its first full fiscal year under Gen, exceeding our expectations with over 40% revenue growth. Its personal financial management portfolio delivered a record fourth quarter, with more than two-thirds of first-party MoneyLion revenue now coming from repeat customers. MoneyLion is rapidly approaching $1 billion in annual revenue. We have also enhanced the MoneyLion membership with scam protection and identity services, demonstrating an early and tangible synergy between Cyber Safety and Financial Wellness.

We have reimagined the LifeLock lineup — simpler, more competitive and more clearly aligned to customer needs — and the early results are compelling. And among these customers, NPS reached 73, up 4 points year-over-year, with retention touching 90%. LifeLock mobile revenue grew almost 50% and linked financial monitoring accounts rose nearly 25%.

Customers with connected accounts show higher ARPUs, stronger engagement and better retention. These are early indicators of the lifetime value accretion we expect as the integrated experience deepens.

Engine by Gen, our financial marketplace, had a standout year. Engine now processes nearly 400 million annual inquiries and has more than tripled revenue in three years. In fiscal year 2026, we signed over 30 new partnerships in Q4, embedded Engine into Equifax's myequifax.com to deliver personalized financial recommendations to consumers actively checking their credit and **became the multi-category financial offer provider within Microsoft Copilot discovery feeds and MSN AI.** These partnerships represent strategic distribution positions inside the ecosystems where financial decisions are actively being made.

Across Trust-Based Solutions, a third of our paid base now engages with Financial Wellness, with connected financial accounts hitting all-time highs each quarter — over 100 million connected accounts in Q4, up 36% year-over-year. That foundation of linking financial data to approximately a third of our paying base is what we are now converting into personalized insights, deeper engagement and improved recommendations.

Fiscal Year 2026 Shareholder Letter

Building Gen for the AI economy

The gap between what AI can do and what consumers can safely trust it to do on their behalf, particularly with financial data and transactions, is exactly the infrastructure challenge Gen is positioned to solve.

We are the first to market with multi-layer agent security for consumers. Our Agent Trust Hub, powered by Sage — our open-source agent security engine — is now integrated directly into millions of Norton 360 users, adding three layers of protection: detecting prompt injection, monitoring agent connections and scanning third-party agent skills before they load. Norton Neo, our AI-native secure browser purpose-built for a world where AI agents browse, transact and act on your behalf, is gaining strong traction.

We announced a partnership with xAI whose models will power new AI-native products, including a digital concierge for Norton subscribers. And we joined OpenAI's Trusted Access for Cyber program, working alongside frontier model providers including Anthropic, Microsoft and Google to advance our mission of building the trust infrastructure for hundreds of millions of consumers.

Gen already holds the critical assets required to win as this category scales: trusted brands, deep technical expertise, rich consumer data, broad distribution and unique signals across security, identity and financial behavior. We believe these assets, combined, are very difficult to replicate. These are our durable advantage.

Financial strength and capital discipline

Our business generates a substantial and growing amount of cash flow. In fiscal year 2026, we generated $1.5 billion in operating cash flow, representing 30% of revenue and up 26% year-over-year. Over the past three years, we deployed nearly $6 billion of capital, of which approximately 40% went toward debt paydown, 40% in shareholder returns through share repurchases and our quarterly dividend and 20% for targeted acquisitions that expand our capabilities and accelerate growth. We exited fiscal year 2026 at three times net leverage, a full year ahead of schedule and we have $2.1 billion remaining under our share repurchase authorization. As our business continues to scale and cash flow grows, so does our capacity for disciplined capital deployment across growth, shareholder returns and strategic opportunities.

Fiscal Year 2026 Shareholder Letter

Looking ahead

We have now delivered on our 2023 Investor Day commitments for ten consecutive quarters. The levers that drive our next chapter are the same ones we have been building: scaling AI cross-sell and upsell across customer cohorts, expanding the reimagined LifeLock lineup to all channels, growing the Engine marketplace and deepening Financial Wellness integration across our subscriber base. Each of these levers is already contributing to growth and their effects compound as the platform matures.

What is emerging here is one connected trust relationship — across protection, privacy, identity and financial decision-making — all powered by one unified platform with integrated capabilities. Safety, empowerment, living fearlessly in a digital world. That is our promise to our customers. And delivering on that promise, consistently, is what we believe creates durable long-term value for our shareholders.



To the entire Gen team: Thank you for your hard work, passion and commitment to this mission. To our shareholders: Thank you for your continued support and engagement. It is our privilege to lead this company.

Vincent, Natalie and the Gen team

Vincent Pilette
CEO & Board Chair, Gen

Forward-Looking Statements

This letter contains statements which may be considered forward-looking within the meaning of the U.S. federal securities laws. In some cases, you can identify these forward-looking statements by the use of terms such as "expect," "will," "continue," or similar expressions, and variations or negatives of these words, but the absence of these words does not mean that a statement is not forward-looking. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including, but not limited to, statements relating to our growth strategies and transformation, our financial targets, expectations relating to achievement of long-term objectives, and any other statements of expectation or belief, and any statements of assumptions underlying any of the foregoing. These statements are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from results expressed or implied in this letter. Such risk factors include, but are not limited to, those related to: the consummation of or anticipated impacts of acquisitions (including our ability to achieve synergies and associated cost savings from any such acquisitions); divestitures, restructurings, stock repurchases, financings, debt repayments and investment activities; the outcome or impact of pending litigation, claims or disputes; difficulties in executing the operating model for the consumer Cyber Safety business; lower than anticipated returns from our investments in direct customer acquisition; difficulties in retaining our existing customers and converting existing non-paying customers to paying customers; difficulties and delays in reducing run rate expenses and monetizing underutilized assets; the successful development of new products and upgrades and the degree to which these new products and upgrades gain market acceptance; our ability to maintain our customer and partner relationships; the anticipated growth of certain market segments; fluctuations and volatility in our stock price; our ability to successfully execute strategic plans; the vulnerability of our solutions, systems, websites and data to intentional disruption by third parties; changes to existing accounting pronouncements or taxation rules or practices; and general business and macroeconomic changes in the U.S. and worldwide, including economic recessions, the impact of inflation, fluctuations in foreign currency exchange rates, changes in interest rates or tax rates, and ongoing and new geopolitical conflicts, and other global macroeconomic factors on our operations and financial performance. Additional information concerning these and other risk factors is contained in the Risk Factors sections of our most recent reports on Form 10-K and Form 10-Q. We encourage you to read those sections carefully. There may also be other factors that have not been anticipated or are not described in our periodic filings, generally because we did not believe them to be significant at the time, which could cause actual results to differ materially from our projections and expectations. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty. We assume no obligation, and do not intend, to update these forward-looking statements as a result of future events or developments.

Use of Non-GAAP Financial Information

This letter includes the non-GAAP measure of earnings per share, which is adjusted from results based on GAAP and excludes certain expenses, gains and losses. This non-GAAP financial measure is provided to enhance the reader's understanding of our past financial performance and our prospects for the future. Our management team uses this non-GAAP financial measure in assessing Gen's performance, as well as in planning and forecasting future periods. This non-GAAP financial measure is not computed according to GAAP and the methods we use to compute it may differ from the methods used by other companies. This non-GAAP financial measure is supplemental, should not be considered a substitute for financial information presented in accordance with GAAP and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. No reconciliation of the longer term non-GAAP EPS growth target is included in this letter because most non-GAAP adjustments pertain to events that have not yet occurred. It would be unreasonably burdensome to forecast, therefore we are unable to provide an accurate estimate.

GEN DIGITAL INC.

Reconciliation of Selected GAAP Measures to Non-GAAP Measures [1] [2]

	Year Ended	
	April 3, 2026	**March 28, 2025**
Net income (loss)	$ 973	$ 643
Adjustments to net income (loss):		
Stock-based compensation	235	134
Amortization of intangible assets	477	401
Impairment of intangible assets	—	3
Restructuring and other costs	35	7
Acquisition and integration costs	12	11
Litigation costs	(336)	65
Legal contract dispute cost	—	66
Other	—	6
Non-cash interest expense	28	26
Loss (gain) on extinguishment of debt	9	—
Loss (gain) on equity investments	79	30
Loss (gain) on sale of properties	(15)	—
Total adjustments to GAAP income (loss) before income taxes	524	749
Adjustment to GAAP provision for income taxes	90	(5)
Total adjustment to income (loss), net of taxes	614	744
Net income (loss) (Non-GAAP)	$ 1,587	$ 1,387
Diluted net income (loss) per share	$ 1.57	$ 1.03
Adjustments to diluted net income (loss) per share:		
Stock-based compensation	0.38	0.21
Amortization of intangible assets	0.77	0.64
Impairment of intangible assets	—	0.00
Restructuring and other costs	0.06	0.01
Acquisition and integration costs	0.02	0.02
Litigation costs	(0.54)	0.10
Legal contract dispute cost	—	0.11
Other	—	0.01
Non-cash interest expense	0.05	0.04
Loss (gain) on extinguishment of debt	0.01	—
Loss (gain) on equity investments	0.13	0.05
Loss (gain) on sale of properties	(0.02)	—
Total adjustments to GAAP income (loss) before income taxes	0.85	1.20
Adjustment to GAAP provision for income taxes	0.15	(0.01)
Total adjustment to income (loss), net of taxes	0.99	1.19
Diluted net income (loss) per share (Non-GAAP)	$ 2.56	$ 2.22
Diluted weighted-average shares outstanding	619	624
Diluted weighted-average shares outstanding (Non-GAAP)	619	624

(1) Refer to Appendix A in our Q4 FY26 Earnings Press Release for definitions and explanations of our Non-GAAP measures and other items.
(2) Amounts may not add due to rounding.

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60 E. Rio Salado Parkway, Suite 1000
Tempe, Arizona 85281

Notice of 2026 Annual Meeting of Stockholders

		
Date and Time	**Location**	**Record Date**
Wednesday, September 9, 2026 at 9:00 a.m. Pacific Time	Meeting live via the internet by visiting www.virtualshareholdermeeting.com/GEN2026	Only stockholders of record as of the close of business on July 14, 2026 are entitled to notice of, and vote at, the Annual Meeting or any postponement or adjournment thereof.

Dear Stockholder:

You are cordially invited to attend our 2026 Annual Meeting of Stockholders (the Annual Meeting) of Gen Digital Inc. (the Company, Gen, we or us) which will be held at 9:00 a.m. (Pacific Time) on Wednesday, September 9, 2026. This year's meeting will again be completely virtual and conducted via live webcast, which will provide stockholders with substantially the same meeting participation rights and opportunities they would have at an in-person meeting. You will be able to attend the Annual Meeting online and submit your questions prior to or during the meeting by visiting *www.virtualshareholdermeeting.com/GEN2026*. You will also be able to vote your shares electronically at the Annual Meeting. We believe hosting a virtual meeting enables increased stockholder attendance and participation since stockholders can participate from any location around the world. In addition, we believe the online format will allow us to communicate effectively with you via a pre-meeting forum that you can enter by visiting *www.virtualshareholdermeeting.com/GEN2026* to submit questions in advance of the Annual Meeting.

For your convenience, we are also pleased to offer a re-playable webcast of the Annual Meeting at *investor.gendigital.com*. We are holding the Annual Meeting for the following purposes, which are more fully described in the proxy statement:

1. To elect the nine nominees named in the proxy statement to Gen's Board of Directors;

2. To ratify the appointment of KPMG LLP as Gen's independent registered public accounting firm for the 2027 fiscal year;

3. To hold an advisory vote to approve executive compensation; and

4. To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

We are furnishing proxy materials to our stockholders primarily via the internet to expedite stockholders' receipt of proxy materials, lower the cost of the Annual Meeting and help conserve natural resources. On or about July 28, 2026, we expect to send to our stockholders (other than those who previously requested electronic or paper delivery), a Notice of Internet Availability of Proxy Materials containing instructions on how to access our proxy materials, including our proxy statement and our annual report, and how to vote through the internet or by telephone.

Only stockholders of record as of the close of business on July 14, 2026 are entitled to notice of, and can vote at, the Annual Meeting or any postponement or adjournment thereof. A list of stockholders entitled to vote will be available for inspection at our offices for ten days prior to the Annual Meeting. If you would like to view this stockholder list, please contact Investor Relations at IR@gendigital.com.

Your vote is very important. Whether or not you plan to virtually attend the Annual Meeting, please vote at your earliest convenience by following the instructions in the Notice of Internet Availability of Proxy Materials or in the proxy card you received in the mail. If you hold your shares in street name, you may submit voting instructions to your broker, bank or other nominee. In most instances, you will be able to do this over the Internet, by telephone or by mail. Please refer to information from your broker, bank or other nominee on how to submit voting instructions. You may revoke your proxy at any time before it is voted. Please refer to the "2026 Annual Meeting of Stockholders Meeting Information" section of the proxy statement for additional information.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Bryan Ko
BRYAN KO
Chief Operating Officer, Chief Legal Officer and Secretary

Tempe, Arizona
July 28, 2026

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be Held on September 9, 2026: The proxy statement and Gen's Form 10-K for the 2026 fiscal year are available at https://investor.gendigital.com/financials/annual-reports/

Table Of Contents

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Proxy Summary

This summary highlights information contained elsewhere in this proxy statement. This summary does not contain all of the information that you should consider, and you should read the entire proxy statement carefully before voting.

2026 Annual Meeting of Stockholders Information



Date and Time:

Wednesday, September 9, 2026
at 9:00 a.m. Pacific Time

Location:

Meeting live via the internet by visiting www.virtualshareholdermeeting.com/GEN2026

Record Date:

July 14, 2026

Admission:

To participate in the Annual Meeting, visit *www.virtualshareholdermeeting.com/GEN2026*. You will need the 16-digit control number included on your Notice of Internet Availability of Proxy Materials, on your proxy card or on the instructions that accompanied your proxy materials. If your shares are held in an account with a brokerage firm, bank or other nominee, then you may not vote your shares at the Annual Meeting unless you request and obtain a valid proxy from the organization that holds your shares giving you the right to vote your shares at the Annual Meeting.

Voting Matters

Proposals	Board Recommendation	Page Number for Additional Information
1. Election of Directors	✓ **FOR**	26
2. Ratification of Independent Registered Public Accounting Firm	✓ **FOR**	36
3. Advisory Vote to Approve Executive Compensation	✓ **FOR**	38

Our Director Nominees

	Age As of the Record Date	Director Since	Independent	Diversity	Committee Memberships*			Other Public Boards**
					AC	CC	NGC	
Susan P. Barsamian* Director	67	2019	✓	WD		⌂	C	2
Pavel Baudis Director	66	2022	✓					0
Eric K. Brandt Director	64	2020	✓		C		⌂	3
John C. Chrystal Director	68	2025	✓		⌂			1
Nora M. Denzel Director	63	2019	✓	W		C		2
Emily Heath COO of Glow	52	2021	✓	WD	⌂	⌂		0
Vincent Pilette* Chief Executive Officer and President	54	2019						0
Sherrese M. Smith Global Managing Partner, Paul Hastings	54	2021	✓	WD			⌂	1
Ondrej Vlcek CEO/Founder, Aisle	49	2022						0

⌂ = Member   **C** = Chair

Committees: AC = Audit   CC = Compensation and Leadership Development   NGC = Nominating and Governance

W = Woman   D = Underrepresented Community (Ethnic Diversity and/or LGBTQ+)

*   Reflects our current Board and committee composition. The Technology and Cybersecurity Committee was dissolved in June 2025.

**   Reflects membership on boards of companies publicly traded in the U.S.

*** On July 18, 2025, Susan P. Barsamian was appointed Lead Independent Director and Vincent Pilette was named Chair of the Board.


78% Independent


22% Ethnically Diverse


44% Gender Diverse


44% Diverse Directors


~5.1 Years Average Director Tenure


5 New Directors Since 2021

Sound Corporate Governance Practices

✓ **Board Committees Consist Entirely of Independent Directors**	✓ **Director Resignation Policy**
✓ **All Current Directors Attended at least 75% of Meetings Held**	✓ **Stockholder Ability to Call Special Meetings (15% threshold)**
✓ **Independent Directors Meet Regularly in Executive Session**	✓ **Stockholder Ability to Act by Written Consent**
✓ **Director Age Limit of 72**	✓ **Proxy Access Subject to Standard Eligibility Requirements**
✓ **Annual Board and Committee Self-Evaluations**	✓ **Robust Cybersecurity Program**
✓ **Risk Oversight by Full Board and Committees**	✓ **Strong Focus on Being a Responsible Business**
✓ **Annual Election of All Directors**	✓ **Extensive Stockholder Outreach/Engagement Program**
✓ **Director Overboarding Limits**	✓ **No Dual-Class or Multi-Class Stock**
✓ **Majority Voting for Directors**	

FY26 Executive Compensation at a Glance

In FY26, our Compensation and Leadership Development Committee approved an executive compensation program that was intended to drive long-term value creation for our company and our stockholders and reward actual performance for both short-term and long-term objectives, with commensurate payouts for extraordinary performance. We continued to value the importance of being a responsible business, given our global customer base, and our Compensation and Leadership Development Committee again incorporated responsible business metrics into our annual incentive plan.

Our Executive Compensation Program Continues to Reflect Best Governance Practices

Our Compensation and Leadership Development Committee designed our FY26 compensation program to be consistent with leading corporate governance and executive compensation practices:

What We Do

✓	**At risk pay**	The majority of pay for our Chief Executive Officer (CEO) and other Named Executive Officers (NEOs) is at risk and/or performance-based.
✓	**Link to results**	Our short-term incentive compensation is linked directly to our financial results and may be modified by performance against responsible business metrics. A significant portion of our long-term incentive compensation is linked directly to multi-year financial results and relative total shareholder return (TSR).
✓	**Predetermined goals**	We reward performance that meets our short- and long-term predetermined goals.
✓	**Capped payouts**	We cap payouts under our incentive plans to discourage excessive or inappropriate risk taking by our NEOs.
✓	**Peer group**	We reference a relevant peer group and reevaluate the peer group annually.
✓	**Ownership guidelines**	We have robust stock ownership guidelines for our executive officers and directors.
✓	**Clawback policy**	We have a comprehensive "clawback" policy, in line with applicable requirements, applicable to all performance-based compensation granted to our executive officers.
✓	**Double-trigger acceleration**	We only provide for "double-trigger" change-in-control payments and benefits for our executive officers.
✓	**Capped severance**	We do not provide for any potential cash severance payments that exceed more than 2x our executive officers' base salary and target bonus, and we maintain a policy requiring stockholder approval of any cash severance benefits exceeding 2.99 times the sum of an executive officer's base salary plus target bonus.
✓	**Independent consultant**	Our Compensation and Leadership Development Committee retains an independent compensation consultant.
✓	**Say-on-pay**	We hold an annual advisory vote on named executive officer compensation.
✓	**Stockholder engagement**	We seek feedback on executive compensation through stockholder engagement.
✓	**Minimum vesting**	We require one-year minimum vesting on all stock award grants to employees, with very limited exceptions.

What We Don't Do

⊘	**No performance, no pay**	We do not pay performance-based cash or equity awards for unsatisfied performance goals.
⊘	**No minimum payouts**	Our compensation plans do not have minimum guaranteed payout levels.
⊘	**No automatic increases**	We do not provide for automatic salary increases or equity award grants in offer letters or employment agreements.
⊘	**No short sales, hedging**	We do not permit short-sales, hedging or pledging of our stock.
⊘	**No golden parachutes**	We do not provide "golden parachute" excise tax gross-ups.
⊘	**No excessive severance**	We do not provide excessive severance payments.
⊘	**No SERPs**	We do not provide executive pension plans or SERPs.
⊘	**No excessive perks**	We do not provide excessive perquisites.
⊘	**No repricing**	We do not permit the repricing or cash-out of stock options or stock appreciation rights without stockholder approval.
⊘	**No unvested dividends**	We do not permit the payment of dividend or dividend equivalents on unvested equity awards.

Compensation Components

Our FY26 compensation philosophy is reflected in the following key elements of executive compensation: (i) base salary, (ii) short-term annual cash incentive awards and (iii) long-term equity incentive awards.

FY26 Component	Form of Compensation	Performance Period	Metrics and Performance Criteria	Details
Base Salary	Cash	Annual	NEO base salary changes reviewed annually by CEO & Compensation and Leadership Development Committee (only the Compensation and Leadership Development Committee for CEO changes)	Page 51
Executive Annual Incentive Plan	Cash	Annual	100% based on Bookings growth with an operating profit gate. Final payout subject to a responsible business modifier -/+ 10%	Page 51
Annual Equity Incentive Awards	Performance-based Restricted Stock Unit (PRUs)	Cliff vests at the end of a three-year performance period	50% of PRUs vest in full at the end of FY28 based on achievement of our 3-year relative TSR versus the Nasdaq Composite Index. 50% of PRUs vest in full at the end of FY28 based on average revenue growth over a multi-year period.	Page 53
	Restricted Stock Unit (RSUs)	Vests annually over three years	Service and time-based vesting.	Page 55
VCP II Equity Incentive Award	Performance-based Restricted Stock Unit (PRUs)	Vests at the end of FY30 (April 2030)	100% based on revenue growth with relative TSR modifier	Page 55

Pay for Performance Alignment

In FY26, we accelerated our growth in a profitable manner, as reflected in the table below. We expanded operating income and EPS as we scaled topline and profitability with operational discipline and a balanced capital allocation approach, returning capital to stockholders and driving stockholder value. Our FY26 performance also included the impact of the MoneyLion acquisition, which closed in April 2025.



We also drove strong results with respect to our key performance metrics, as we increased paid customer count, bookings, revenue and profit for both Cyber Safety Platform and Trust-Based Solutions year-over-year. Each of these improved key performance metrics is a testament to the increased value we are providing our customers with our expanded product portfolio offerings, channel distribution and platform monetization.



We believe that the compensation received by our NEOs for FY26 reflects our performance and accomplishments during the past year as well as the rigor of our performance goals. The following table presents a summary of the performance- based components of our FY26 executive compensation program and FY26 compensation decisions related to prior fiscal year compensation programs.

Component[1]	Metric	Executive Officer Payout
FY26 Executive Annual Incentive Plan (EAIP)	100% based on FY26 bookings growth	**135%**
	FY26 non-GAAP operating income threshold goal, which must be achieved prior to any payout	**Met**
	Responsible business modifier (applied after determining payout based on FY26 bookings growth metric)	**Not Applied**
FY26 Performance-based Restricted Stock Units	50% based on 3-year TSR relative to the Nasdaq Composite Index	**N/A**
	50% based on average Revenue growth over a 3-yr period	**N/A**
FY24 Performance-based Restricted Stock Units[2]	50% based on 3-year TSR relative to the Nasdaq Composite Index	**156%**
	50% based on average bookings growth and average non-GAAP operating margin >50%	**200%**
VCP II Equity Award	100% based on Revenue growth with TSR modifier	**NA**
VCP I Equity Award	100% based on Stock price hurdles with TSR gates	**0%**

(1) Please see discussion in the CD&A section of this proxy statement below for more detail regarding how these metrics are calculated. We generally excluded any discussion of PRUs granted in prior fiscal years for which no compensation decisions were made in FY26 which were earned following the completion of FY26, except we have included a brief discussion of PRUs granted in previous years under our Value Creation Program.

(2) For FY26, the Compensation and Leadership Development Committee certified that FY26 bookings were 156% of target and that the non-GAAP operating income threshold goal was achieved with $2,543 million in non-GAAP operating income. The Compensation and Leadership Development Committee reduced the payout from 156% to 135% to account for differences between original plan assumptions and MoneyLion post-close realities, including the pace of membership and revenue synergies and stronger market growth than was assumed when the original plan was constructed.

Meeting Information

We provide information about Gen Digital Inc.'s 2026 Annual Meeting of Stockholders (the Annual Meeting), voting and additional information starting on page 95.

Corporate Governance

Gen Digital Inc. (Gen, the Company, we or us) is strongly committed to corporate governance best practices. These practices provide an important framework within which our Board of Directors (the Board) and management can pursue our strategic objectives for the benefit of our stockholders.

Corporate Governance Guidelines

Our Corporate Governance Guidelines generally specify the rights and responsibilities of the Board, management and stockholders, and detail the rules and procedures for making decisions on corporate affairs. In general, the stockholders elect the Board and vote on certain extraordinary matters. The Board is responsible for ensuring that Gen is managed in a manner which serves the interests of its stockholders. Management is responsible for running our day-to-day operations.

Our Corporate Governance Guidelines are available on the Investor Relations section of our website, which is located at *investor.gendigital.com*, by clicking on "Governance Documents" under the "Governance" tab. Our Nominating and Governance Committee reviews the Corporate Governance Guidelines at least annually and recommends changes to our Board for approval as appropriate.

Code of Conduct and Code of Ethics

We have adopted a code of conduct that applies to all of our Board members, officers, employees, interns and contractors, as well as third parties acting on behalf of the Company. The Audit Committee is responsible for reviewing the Company's ethics and compliance program, including the Company's commitment to respect human, cultural and legal rights, and meets with the Head of Compliance on a periodic basis to review and discuss the Company's programs.

We have also adopted a code of ethics for our CEO and senior financial officers, including our principal financial officer and principal accounting officer. Our Code of Conduct and Financial Code of Ethics are posted on the Investor Relations section of our website located at *investor.gendigital.com*, by clicking on "Governance Documents" under the "Governance" tab. Any amendments or waivers of our *Code of Conduct* and *Financial Code of Ethics* pertaining to a member of our Board or one of our executive officers will be disclosed on our website at the above-referenced address.

Insider Trading, Hedging and Pledging Policies

We are committed to promoting high standards of ethical business conduct and compliance with applicable laws, rules and regulations. As part of this commitment, we have adopted our Insider Trading Policy governing the purchase, sale, and/or other dispositions of our securities by our directors, officers, and employees that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations, and the exchange listing standards applicable to us.

Our Insider Trading Policy applies to all of our officers, employees, directors, consultants and contractors worldwide, and prohibits such persons from (i) short-selling Gen securities, (ii) engaging in hedging transactions involving Gen stock-based derivative securities (e.g. buying and/or writing puts and calls, equity swaps, exchange funds, collars, transaction in straddles and the like), (iii) buying or selling publicly traded options, and (iv) holding Gen securities in a margin account or otherwise pledging Gen securities as collateral for a loan; however, holding and exercising options or other derivative securities granted under Gen's stock option or equity incentive plans and holding the contingent value rights acquired in connection with Gen's acquisition of MoneyLion is not prohibited by this policy. Our policy also prohibits pledging Gen stock as collateral for a loan or holding company securities in a margin account. Waivers may be granted with respect to arrangements that were in existence before becoming a director or employee.

In addition, our Insider Trading Policy prohibits our officers, employees, directors, consultants and contractors worldwide from purchasing or selling Gen securities while in possession of material, nonpublic information and during quarterly and special blackout periods. Our quarterly trading window opens on the second business day following the quarterly earnings announcement and closes on the 10th day of the 3rd month in the quarter. However, Rule 10b5-1 allows insiders to sell and diversify their holdings in our stock over a designated period by adopting prearranged stock trading plans at a time when they are not aware of material nonpublic information about us, and subsequently sell shares of our common stock in accordance with the terms of their stock trading plans without regard to whether or not they are in possession of material nonpublic information about Gen at the time of the sale.

Additionally, we require certain individuals, including directors, executive officers and designated employees, together with their family members and controlled entities (Pre-Clearance Insiders), to receive pre-clearance prior to engaging in transactions in Gen securities. All Pre-Clearance Insiders are encouraged to trade using only Rule 10b5-1 plans that comply with applicable securities laws but are not required to do so. Our Insider Trading Policy is incorporated by reference as Exhibit 19.01 to our Annual Report on Form 10-K for FY26, filed with the SEC on May 21, 2026.

Stock Ownership Guidelines

Our Compensation and Leadership Development Committee adopted stock ownership guidelines to better align our non-employee directors' and executive leadership team members' interests with those of our stockholders. Our "Executive Leadership Team Members" consist of the CEO and President, Chief Financial Officer, all other Section 16 officers and each Group 2 member of the CEO's extended leadership team (as defined in the Company's Executive SRP (as defined below)). Details of our directors' stock ownership guidelines are disclosed under "Director Stock Ownership Guidelines" on page 34, and details of our executive officers' stock ownership guidelines are disclosed under "Key Compensation and Governance Policies — Stock Ownership Guidelines" in the "Compensation Discussion & Analysis" section on page 63. The Compensation and Leadership Development Committee determines the stock ownership guidelines and the Nominating and Governance Committee monitors compliance under such guidelines.

Compensation Recoupment Policy

We maintain a compensation recoupment policy (the "Clawback Policy"), which provides for the recovery of erroneously awarded incentive-based compensation received by current or former executive officers as required by SEC and Nasdaq Stock Market LLC (Nasdaq) rules. Our Clawback Policy also allows our Compensation and Leadership Development Committee to recover both time and performance-based cash and equity compensation in the event of a material violation of the Company's Code of Conduct, Financial Code of Ethics or other Gen policy or awareness of or willful blindness to such misconduct. Our Clawback Policy is incorporated by reference as Exhibit 97.01 to our Annual Report on Form 10-K for FY26, filed with the SEC on May 21, 2026.

Stockholder Outreach and Engagement

We are committed to ongoing engagement with our stockholders to gain valuable insight into the issues that matter most to them and to enable Gen to address them effectively. We routinely interact and communicate with stockholders through a number of forums, including through quarterly earnings presentations, SEC filings (including the Annual Report and Proxy Statement), the Annual Meeting, our in-person Analyst Investor Day, and investor meetings, events and conferences.

During 2026, we completed investor outreach to all of our 20 largest stockholders and held discussions with a majority of those investors. In these meetings, we discussed matters such as Gen's financial results, business model, and corporate governance as well as our executive compensation program. In our offseason engagement following the 2025 Annual Meeting, stockholders did not express any concerns with our executive compensation program, including our VCP II program, which we believe will help to incentivize long-term value creation.

Following these meetings, we shared what we heard from stockholders with our Board, our Compensation and Leadership Development Committee and our Nominating and Governance Committee, as we seek to enhance our corporate governance and executive compensation program and improve our disclosures.

For more information regarding the stockholder feedback that we received on our executive compensation program, please see the section entitled "Say-On-Pay and Stockholder Engagement" in the "Compensation Discussion & Analysis" section on page 45.

Majority Vote Standard and Director Resignation Policy

Our Bylaws and Corporate Governance Guidelines provide for a majority voting standard for the election of directors. Under the majority vote standard, each nominee must be elected by the affirmative vote of the majority of the votes cast with respect to such nominee at any meeting for the election of directors at which a quorum is present. A "the affirmative vote of the majority of the votes cast" voting standard means the votes cast "for" a nominee's election must exceed the votes cast "against" that nominee's election. A plurality voting standard will apply instead of the majority voting standard if: (i) a stockholder has provided us with notice of a nominee for director in accordance with our Bylaws; and (ii) that nomination has not been withdrawn on or before the tenth (10th) day before we first mail our notice of meeting for such meeting to stockholders. To effectuate this policy with regard to incumbent directors, the Board will not nominate an incumbent director for re-election unless prior to such nomination the director has agreed to promptly tender a resignation if such director fails to receive a sufficient number of votes for re-election at the stockholder meeting with respect to which such nomination is made. Such resignation will be effective upon the earlier of (i) the Board's acceptance of such resignation or (ii) the 90th day after certification of the election results of the meeting; provided, however, that prior to the effectiveness of such resignation, the Board may reject such resignation and permit the director to withdraw such resignation.

If an incumbent director fails to receive the required vote for re-election, the Nominating and Governance Committee will act on an expedited basis to determine whether to recommend acceptance or rejection of the director's resignation and will submit such recommendation for prompt consideration by the Board. The Board intends to act promptly on the Nominating and Governance Committee's recommendation and will decide to accept or reject such resignation and publicly disclose its decision within 90 days from the date of certification of the election results. The Nominating and Governance Committee and the Board may consider such factors they deem relevant in deciding whether to accept or reject a resignation tendered in accordance with this policy. The Board expects a director whose resignation is under consideration to abstain from participating in any decision regarding the resignation.

Proxy Access

Our Bylaws contain "proxy access" provisions which permit a stockholder, or a group of up to 50 stockholders, owning continuously for at least three years a number of shares of our common stock that constitutes at least 3% of our outstanding shares of common stock, to nominate and include in our proxy materials director nominees constituting up to the greater of two individuals or 20% of the Board, provided that the stockholder(s) and their nominee(s) satisfy the requirements specified in the Bylaws. Our Bylaws specifically allow funds under common management to be treated as a single stockholder, and permit share lending with a five-day recall. The Bylaws do not contain any post-meeting holding requirements, do not have any limits on resubmission of failed nominees, and do not contain restrictions on third-party compensation.

Board Leadership Structure

As set forth in our Corporate Governance Guidelines, the Nominating and Governance Committee is responsible for reviewing and recommending to the Board, annually or upon a vacancy, a director for election as Chair. When the Chair elected is not an independent Director, the independent Directors of the Board will, upon the recommendation of the Nominating and Governance Committee, appoint a Lead Independent Director. The Lead Independent Director will be appointed for a one-year term and will serve until their successor is duly appointed and qualified, or until their earlier death, removal, or resignation, or until such time as they are no longer an independent Director of the Board. Frank Dangeard served as Chair of the Board until July 18, 2025. Upon his resignation, Vincent Pilette was named Chair and Susan P. Barsamian was designated as the Lead Independent Director (LID).

The Board has historically separated the roles of CEO and Chair, but given the Company's transformation with the acquisition of MoneyLion and Mr. Dangeard's departure, the Board decided it was in the best interest of the Company to combine the CEO and Chair roles in FY26. In connection with Mr. Pilette and Ms. Barsamian's appointments, the Gen Board, at the recommendation of the Nominating and Governance Committee, amended Gen's Corporate Governance Guidelines, in order to increase the robustness of the duties and responsibilities associated with the Lead Independent Director position to help to ensure the exercise of independent judgment by the Board. Gen's Corporate Governance Guidelines were also amended to provide the Board with the necessary flexibility to determine the appropriate leadership structure for the Company based on its evolving needs and what it determines to be in the best interests of its stockholders.

The duties of the Lead Independent Director, Chair of the Board and CEO are set forth in the table below:

Duties of the Lead independent Director	Duties of the non-independent Chair of the Board	Duties of the CEO
• Presides over and manages all meetings of the Board at which the Chair is not present	• Presides over and manages meetings of the full Board	• Sets strategic direction for Gen and leads management in executing the Company's strategy
• Lead executive sessions of independent directors and facilitate discussion and open dialogue among the independent directors	• Support a strong Board culture and facilitate communication among the LID, Board as a whole, Board committees and senior management	• Creates and implements Gen's vision and mission
• Serve as liaison between independent directors and Chair and, where appropriate, between the independent directors and management	• Propose to the LID for approval the scheduling of Board meetings and the agenda and materials for each meeting	• Leads the affairs and operations of Gen, subject to the overall direction and supervision of the Board and its committees and subject to such powers as reserved by the Board and its committees
• Review, advise on and approve the scheduling of Board meetings, and the corresponding agendas and materials	• Represent the Board at annual meetings of stockholders and be available, when appropriate for consultations with stockholders	
• Approve and coordinate retention of advisors and consultants to the Board		
• Work with Chair to facilitate timely and appropriate information flow to the Board and provide Chair with feedback and counsel for Chair's interactions with the Board		
• Represent the Board at annual meetings of stockholders and be		

Duties of the Lead independent Director	**Duties of the non-independent Chair of the Board**	**Duties of the CEO**

primary point of contact between the Board and stockholders, and be available, when appropriate, for consultations with stockholders

- Serve as a counterbalance to the CEO and provide strong, objective and independent leadership for the Board in order to safeguard stockholder interests

Board Independence

It is the policy of the Board and Nasdaq rules require that listed companies have a board of directors with at least a majority of independent directors, as defined under Nasdaq's Marketplace Rules. Currently, each member of our Board, other than our current CEO and President and our former President, is an independent director, and all standing committees of the Board are composed entirely of independent directors. The Nasdaq independence definition includes a series of objective tests, including that the director is not an employee of the company and has not engaged in certain types of transactions with the company. In addition, the Board has made a subjective determination as to each independent director that no relationship exists which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

In making these determinations, the directors reviewed and discussed information provided by the directors and Gen with regard to each director's business and other activities as they may relate to Gen and our management, including the transactions referenced below in "Certain Related Person Transactions." In particular in making an independence determination in the case of Mr. Baudis, the Board considered his directorship and minority ownership stake in Starship Enterprises, a.s., a Czech joint stock company (Starship), which leases a portion of an office building in Prague, Czech Republic to Gen. The Board determined that the transaction with Starship was undertaken in the ordinary course of business and on comparable lease terms that would be available from an unrelated third party, and that Mr. Baudis does not have any direct involvement in our business relationship with Starship. In addition to the relevant transactions disclosed in the Related Party Transactions section, the Board considered the following factors for Ms. Smith and Mr. Brandt relating to their independence:

- The Company paid Paul Hastings LLP, a global law firm, fees of $148,444 for FY26 in connection with legal advice relating to the financings connected to the Instacash and Credit Builder+ products. Sherrese Smith is the Managing Global Director of Paul Hastings LLP, but she was not involved in the legal advice provided, did not solicit the engagement, and this legal representation by Paul Hastings was inherited by Gen when it acquired MoneyLion. Ms. Smith received no direct compensation related to the legal fees and the amount paid to Paul Hastings LLP is immaterial to the firm's annual profits. As such, the Board determined that Ms. Smith is independent.

- The Company received a payment of $304,904 from LAM Research, a Gen customer. Mr. Brandt is a director of LAM Research, but he was not involved in soliciting this transaction between the Company and LAM Research, was not involved in the services provided to LAM Research and received no director or indirect compensation related to this engagement. As such, the Board determined that Mr. Brandt is independent.

Based on this review and consistent with our independence criteria, the Board has affirmatively determined that the following directors, director nominees and former directors who served in fiscal 2026 are independent: Susan P. Barsamian, Pavel Baudis, Eric K. Brandt, John C. Chrystal, Frank E. Dangeard, Nora M. Denzel, Peter A. Feld, Emily Heath, and Sherrese M. Smith.

Change in Director Occupation

Our Corporate Governance Guidelines include a policy that our Board should consider whether a change in any director's professional responsibilities directly or indirectly impacts that person's ability to fulfill his or her directorship obligations. To facilitate the Board's consideration, all directors shall submit a resignation as a matter of course upon retirement, a change in employer, or other significant change in their professional roles and responsibilities. Such resignation may be accepted or rejected in the discretion of the Board.

Director Overboarding Limits

As set forth in our Corporate Governance Guidelines, it is the policy of the Board that given the demands of the duties undertaken by directors, directors should limit their participation to no more than five public company boards (including our Board) in order to ensure sufficient attention and availability to Gen's business. In addition, a director who is currently serving as an executive officer of a publicly traded company may serve on no more than two public company boards (excluding our Board). However, the Board recognizes that the demands of such participation may vary substantially and may deem an exception appropriate so long as the director maintains sufficient attention and availability to fulfill the director's duties to Gen and complies with Gen's conflict of interest policies.

Board and Committee Effectiveness and Evaluations

Board Effectiveness

It is important to Gen that our Board and its committees are performing effectively and in the best interests of Gen and its stockholders. The Nominating and Governance Committee reviews the size, composition and needs of the Board with established criteria to ensure the Board has the appropriate skills and expertise to effectively perform its duties and responsibilities.

Board Onboarding and Education

When new directors join our Board, they participate in an onboarding program to learn about our industry, business, strategies, and policies. The onboarding program includes meetings with senior executives and other functional and operational leaders to discuss our business, strategy and operations, and our corporate functions, such as finance, technology, information systems and legal.

For continued education regarding our business and industry, we provide presentations by internal and external experts during Board meetings on topics such as technology inflections, industry trends, changes in the geopolitical and macroeconomic landscape, and the responsible business landscape, with particular focus on the implications and impact to the Company. Our Board and Committees also regularly review developments in corporate governance to continue enhancing the Board's effectiveness. We encourage directors to participate in external continuing director education programs and provide reimbursement for expenses associated with this participation. Throughout the year, Board members also attend Company events. These interactions, along with meetings with leaders below the CEO Executive Leadership Team Member level throughout the year, provide directors additional visibility to provide oversight of the Company's culture, strategies, and operations.

Board Evaluations

The Nominating and Governance Committee evaluates the Board's and its committees' operations and performance annually. Each year, the Nominating and Governance Committee, in consultation with our independent Board Chair or Lead Independent Director, as applicable, reviews and determines the design, scope, content, and execution of the evaluation process. We conduct board evaluations, including quantitative and qualitative assessments, which are regularly conducted by an outside third party. The Nominating and Governance Committee recommends changes for approval by the full Board as appropriate.

Board Size

The Nominating and Governance Committee considers the size of our Board at least annually to ensure that the current number of members most effectively support the Company, and recommends changes to the Board as appropriate. The Company's Bylaws provide that the number of members of the Board is determined by the Board.

Our Board currently consists of nine members. Based on the assessment of the Nominating and Governance Committee, the Board expects to remain approximately the same size as of the Annual Meeting.

Board Succession Planning and Refreshment

Our Nominating and Corporate Governance Committee plays an important role in Board succession planning. The Nominating and Corporate Governance Committee considers the critical needs of the Company regularly, and is responsible for establishing the criteria and determining the desired qualifications, expertise, and characteristics of the Board, with the goal of developing a diverse portfolio of perspectives, backgrounds, experiences, knowledge and skills on the Board. The Nominating and Corporate Governance Committee is also responsible for evaluating and making recommendations to the Board regarding the structure and operations, size, and composition of the Board committees, committee member qualifications, committee member appointment and removal, and committee reporting to the Board.

In addition to the role of the Nominating and Governance Committee, we have a policy related to director retirement and age limits established in our Corporate Governance Guidelines. In the event that a Director reaches the age of 72 during his or her term of service, at the end of such term, the Board, in consultation with the Nominating and Governance Committee, will normally not re-nominate the Director for election at the next annual meeting, unless the Board, with the recommendation of the Nominating and Governance Committee, determines that there are special circumstances that lead the Board to conclude that continued service of such Director is in the best interests of the Company and its stockholders.

We believe that our approach to Board succession planning and refreshment plays an important role in addressing Board effectiveness. Five of our current Board members (approximately 56% of the Board) have been appointed in the last five years.

Board's Role in Risk Oversight

The Board executes its risk management responsibility directly and through its committees, which currently consist of the Audit Committee, the Compensation and Leadership Development Committee and the Nominating and Governance Committee. The Board also had a Technology and Cybersecurity Committee during the first quarter of FY26, but this committee was dissolved in June 2025. The Company's entry into financial wellness in addition to the maturity of its operations and cybersecurity practices led the Board to reevaluate its committee structure. The Board ultimately determined that certain of the duties of the Technology and Cybersecurity Committee should be reallocated to the full Board because they related to key strategic priorities and other of its duties should be allocated to the Audit Committee and Nominating and Governance Committee, because they related to the Audit Committee's general oversight of risk and the Nominating and Governance Committee's oversight of governance and regulatory framework. The graphic below shows the governance structure as of the end of FY26.

Board of Directors
Risk Management Responsibility

Board Committees

Audit Committee	**Compensation and Leadership Development Committee**	**Nominating and Governance Committee**
• Oversees internal controls and disclosure controls. • Oversees enterprise risk management. • Oversees financial risk management and reporting. • Key liaison with external Auditor and Chief Compliance Officer. • Oversees business continuity and disaster preparedness planning.	• Oversees risk associated with compensation policies and practices. • Oversees executive development and succession. • Oversees Company benefits plans and programs. • Oversees Company's human capital.	• Oversees corporate governance procedures and policies. • Oversees Board compositions, nomination and evaluation. • Oversees Company ESG matters, including sustainability risks. • Oversees Company public policy and political activities and expenditures.

The Board is kept abreast of its committees' risk oversight and other activities via reports of the committee chairs to the full Board during the Board meetings. The Board also, directly and through its committees, reviews and oversees our enterprise risk management (ERM) program, including critical enterprise risks over the short-, intermediate-, and long-term, and facilitates the incorporation of risk considerations into decision making across the Company. The Board considers specific risk topics in connection with strategic planning and other matters.

In addition, the Board participates in regular discussions with our senior management on many core subjects, including strategy, operations and finance, in which risk oversight is an inherent element. Our Global Business groups, Internal Audit, Enterprise Finance Reporting, Treasury, Data, Information Technology, Cybersecurity, Technology/AI, Human Resources, Corporate Affairs, and Legal teams all provide input into this process and are responsible for the day-to-day monitoring, evaluating, reporting, and mitigating of their respective risk categories. From time to time, we also utilize industry information sources, such as professional services firms or subscription resources, to assess trends and benchmarking data relevant to our industry to assist in determining certain risk trends and changes. Management then develops response plans for risks categorized as requiring management focus based on performance indicators and monitors other identified risk areas. Management and our Internal Audit team regularly provides reports on the risk portfolio and risk response efforts to senior management and to the Audit Committee.

The Board believes that its leadership structure facilitates the Board's oversight of risk management because it allows the Board, with leadership from the independent, non-executive Chair or Lead Independent Director, as applicable, and each independent committee chair with risk oversight in their individual areas of expertise. Throughout the year, the Board oversees its committees' and managements' ongoing risk oversight activities, and its committees escalate issues relating to risk oversight to the full Board, in a continuous effort to keep the Board adequately informed of developments that could affect the Company's risk profile or other aspects of our business.

The Board and its committees are also free to engage independent outside financial, legal and other advisors as they deem necessary to provide advice and counsel on various topics or issues, at Gen's expense, and are provided full access to our officers and employees.

Board's Role in Oversight of Company Strategy

One of the Board's most important responsibilities is collaborating with management to establish Gen's long-term strategy and then overseeing and providing guidance to management in the execution of the articulated strategy. Various elements of our strategy are discussed in depth at every quarterly Board meeting, with management providing the Board with an update on performance and execution against short and longer-term elements of strategy. The Board also meets annually for a multi-day session where long-term strategy is the primary topic. While the full Board, with leadership of the Chair or Lead Independent Director, as applicable, has responsibility for overseeing overall company strategy, each of our key Committees provides input to the full Board on strategic and execution-oriented issues related to their respective areas of focus. The Board receives regular updates from the management team (including those below the executive level) regarding Gen's strategy and performance to inform its perspective on progress and ensure that it can effectively perform its oversight responsibilities.

Board's Role in Political Activity

Our Nominating and Governance Committee has responsibility for overseeing Gen's programs, policies and practices concerning public policy and political activities and expenditures. Based on the recommendations of the committee, the Board adopted the Global Political Contributions Policy, which includes standards for participating in the political process for both the Company and its employees, as well as for appropriate disclosure and reporting of political contributions and political activities. In accordance with the Company's Global Political Contributions Policy, any political contributions must be made in accordance with all applicable laws and regulations and disclosed as required by law. Gen does not allow use of corporate funds for political expenditures and does not maintain a political action committee. Our Chief Operating Officer & Chief Legal Officer are responsible for overseeing the Company's political engagements, and monitor compliance with the Global Political Contributions Policy.

To learn more about the Company's public policy activities and governance, including its annual contributions to trade and industry associations, visit our Political Disclosure and Accountability webpage at https://investor.gendigital.com/political-disclosure-and-accountability/default.aspx.

Information Security and Risk Oversight

The Audit Committee of the Board has direct oversight to the Company's (1) technology strategy, initiatives, and investments and (2) key cybersecurity information technology risks against both internal and external threats. The Audit Committee of the Board is comprised entirely of independent directors, with a mix of experience related to information technology audits, information security issues, and/or oversight who meets and reports to the Board on a quarterly basis. The Audit Committee considers information technology risks in connection with cybersecurity incidents, oversees our enterprise technology, and reports to the Board on enterprise risk management matters on a quarterly basis. We have processes in place for management to report security instances to the Audit Committee as they occur, if material, and to provide a summary multiple times per year of other incidents to the Audit Committee. Additionally, our CISO regularly attends Audit Committee meetings and meets regularly with the Board of Directors to brief them on technology and information security matters. We carry insurance that provides protection against some of the potential losses arising from a cybersecurity incident. In the last fiscal three years, we have not experienced any material information security breach incidents and the expenses we have incurred from information security breach incidences were immaterial. This includes penalties and settlements, of which there were none.

Board's Role in Oversight of Human Capital Management

Our employees are fundamental to our success. The Board, through the Compensation and Leadership Development Committee, provides oversight of our human capital strategies. We work closely with the Compensation and Leadership Development Committee on matters including executive compensation, overall reward strategy, talent management, talent acquisition, leadership development, succession planning, retention, and employee engagement. Our Chief Human Resources Officer provides quarterly reports to the full Board on human capital strategy, programs, and key performance metrics at both the enterprise and organizational levels, enabling the Board to monitor progress and provide strategic guidance on workforce-related matters material to our long-term success.

Responsible Business Practices

Our commitment to being a responsible business supports our Company's Purpose and Mission. The Nominating and Governance Committee has oversight over the Company's responsible business strategy and receives regular updates. This regular update includes program information across ethics, community investment, the environment, and information on emerging priorities. Additionally, as part of our sustainability reporting process, functional leaders are updated regularly and review our sustainability disclosures. Our Executive Leadership Team Members are highly engaged in our efforts to be a responsible business. Our Head of Corporate Responsibility and Public Policy provide regular updates to our Executive Leadership Team Members to review our strategy, progress, and program updates.

Board Structure and Meetings

The Board and its committees meet throughout the year on a set schedule, and also hold special meetings and act by written consent from time to time. Agendas and topics for board and committee meetings are developed through discussions between management and members of the Board and its committees. Information and data that are important to the issues to be considered are distributed in advance of each meeting. Board meetings and background materials focus on key strategic, operational, financial, governance and compliance matters applicable to us, including the following:

- Reviewing annual and longer-term strategic and business plans;
- Reviewing key product, industry and competitive issues;
- Reviewing and determining the independence of our directors;
- Reviewing and determining the qualifications of directors to serve as members of committees, including the financial expertise of members of the Audit Committee;
- Selecting and approving director nominees;
- Selecting, evaluating and compensating the CEO;
- Reviewing and discussing succession planning for the senior management team, and for lower management levels to the extent appropriate;
- Reviewing and approving material investments or divestitures, strategic transactions and other significant transactions that are not in the ordinary course of business;
- Evaluating the performance of the Board;
- Overseeing our compliance with legal requirements and ethical standards; and
- Overseeing our financial results.

Executive Sessions

After each regularly scheduled Board meeting, the independent members of our Board hold a separate closed meeting, referred to as an "executive session." These executive sessions are used to discuss such topics as the independent directors deem necessary or appropriate. At least annually, the independent directors hold an executive session to evaluate the CEO's performance and compensation. Executive sessions of the Board are led by the independent, non-executive Chair or Lead Independent Director, as applicable.

Succession Planning

Our Board recognizes the importance of effective executive leadership to Gen's success and meets to discuss executive succession planning at least annually. Our Board develops and reviews emergency and long-term succession plans and evaluates succession candidates for the CEO and other senior leadership positions under both. The Board also oversees management's senior executive talent development plans, including ensuring that our succession candidates have regular interactions with the Board.

Attendance of Board Members at Annual Meetings

We encourage our directors to attend our annual meetings of stockholders. Six of our directors standing for re-election attended our 2025 Annual Meeting of Stockholders.

The Board and Its Committees

There are three committees of the Board: the Audit Committee, the Compensation and Leadership Development Committee, and the Nominating and Governance Committee. The Board has delegated various responsibilities and authorities to these different committees, as described below and in the committee charters.

The Board committees regularly report on their activities and actions to the full Board. Each member of the Audit Committee, Compensation and Leadership Development Committee, and Nominating and Governance Committee was appointed by the Board. Each of the Board committees has a written charter approved by the Board and the key committee charters are available on our website at *investor.gendigital.com*, by clicking on "Governance Documents," under the "Governance" tab.

The following table shows the proposed composition of the Board and its committees, and other information, following the Annual Meeting. Current committee composition is provided in the text below the table.

	Age As of the Record Date	Director Since	Independent	Diversity	Committee Memberships*			Other Public Boards**
					AC	CC	NGC	
Susan P. Barsamian* Director	67	2019	✓	WD		⌒	C	2
Pavel Baudis Director	66	2022	✓					0
Eric K. Brandt Director	64	2020	✓		C		⌒	3
John C. Chrystal Director	68	2025	✓		⌒			1
Nora M. Denzel Director	63	2019	✓	W		C		2
Emily Heath COO of Glow	52	2021	✓	WD	⌒	⌒		0
Vincent Pilette* Chief Executive Officer and President	54	2019						0
Sherrese M. Smith Global Managing Partner, Paul Hastings	54	2021	✓	WD			⌒	1
Ondrej Vlcek CEO/Founder, Aisle	49	2022						0

⌒ = Member   **C** = Chair

Committees: AC = Audit   CC = Compensation and Leadership Development   NGC = Nominating and Governance

W = Woman   D = Underrepresented Community (Ethnic Diversity and/or LGBTQ+)

* Reflects our current Board and committee composition. The Technology and Cybersecurity Committee was dissolved in June 2025.

** Reflects membership on boards of companies publicly traded in the U.S.

*** On July 18, 2025, Susan P. Barsamian was appointed Lead Independent Director and Vincent Pilette was named Chair of the Board.

During FY26, the Board held nine meetings, the Audit Committee held eight meetings, the Compensation and Leadership Development Committee held six meetings, and the Nominating and Governance Committee held four meetings. Each director attended at least 75% of the aggregate of Board meetings and committee meetings on which such director served.

Audit Committee

Current Members

Our Audit Committee is currently comprised of Mr. Brandt, who is the chair, Ms. Heath and Mr. Chrystal. Mr. Dangeard resigned from this position in July 2025 in connection with his departure from the Board.

Independence

Our Board has unanimously determined that all Audit Committee members are independent as defined under current Nasdaq listing standards, and at least one member has financial sophistication as required pursuant to the Nasdaq listing standards.

In addition, our Board has unanimously determined that Mr. Brandt and Mr. Chrystal each qualify as an "audit committee financial expert" under U.S. Securities and Exchange Commission (SEC) rules and regulations.

Designation as an "audit committee financial expert" is an SEC disclosure requirement and does not impose any additional duties, obligations or liability on any person so designated.

Meetings

Eight meetings during fiscal year 2026.

Our Audit Committee oversees Gen's accounting and financial reporting processes and the audits of our financial statements, including oversight of our systems of disclosure controls and internal control over financial reporting, compliance with legal and regulatory requirements, internal audit function and the appointment, retention, compensation, oversight and, when appropriate, termination and replacement of our independent auditors. Its duties and responsibilities include, among other things:

- Reviewing and discussing with Gen's independent auditor and management Gen's quarterly and annual financial statements, including any report or opinion by the independent auditors, and earnings releases.

- Reviewing the adequacy and effectiveness of Gen's accounting and financial reporting processes.

- Appointing and, if necessary, terminating any independent registered public accounting firm engaged by Gen.

- Reviewing and approving processes and procedures to ensure the continuing independence of Gen's independent auditors.

- Overseeing the internal audit function of Gen, including its independence and authority and the coordination of Gen's internal audit function with its independent auditors.

- Reviewing Gen's practices with respect to financial and enterprise risk identification, assessment, monitoring and risk management and mitigation.

- Reviewing Gen's business continuity and disaster preparedness planning.

- Reviewing any regulatory developments that could impact Gen's risk identification, assessment, monitoring and risk management and mitigation.

- Reviewing Gen's ethics compliance program, including policies and procedures for monitoring compliance, areas of compliance risk (including any material compliance issues and/or risk exposure) and the implementation and effectiveness of Gen's ethics and compliance program, and remediation plans developed by the Company to resolve any material compliance issues.

- Directing and supervising investigations into any matters within the scope of its duties.

- Retaining and terminating such auditors, outside counsel, experts, consultants and other advisors as it determines to be necessary or appropriate to perform its responsibilities.

Compensation and Leadership Development Committee

Current Members

Our Compensation and Leadership Development Committee is currently comprised of Nora Denzel, who is the chair and Mmes. Barsamian and Heath. Mr. Feld, who was the chair in FY26, resigned from this position in May 2025 in connection with his departure from the Board.

Independence

The Board has determined that each current member of the Compensation and Leadership Development Committee is, and each member of our Compensation and Leadership Development Committee during fiscal year 2026 was, independent within the meaning of Nasdaq's director independence standards.

Each member of the Compensation and Leadership Development Committee is a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act of 1934 (Exchange Act).

Meetings

Six meetings during fiscal year 2026.

Our Compensation and Leadership Development Committee oversees our compensation policies and practices so that they firmly align with the interests of our stockholders; encourage a focus on Gen's long-term success and performance; and incorporate sound corporate governance principles. It also oversees our human capital management practices and programs to attract, retain, and develop our executive officers. Its duties and responsibilities include, among other things:

- Reviewing Gen's executive and leadership development practices, which support Gen's ability to retain and develop the executive and leadership talent required to deliver against Gen's short term and long-term business strategies, including succession planning for the executive officers.

- Reviewing and overseeing Gen's human capital management policies, strategies and practices.

- Reviewing Gen's compensation policies, plans and programs to confirm they are: (i) designed to attract, motivate and retain talented executive officers; (ii) compensate the executive officers effectively in a manner consistent with the strategy of Gen and the interests of stockholders; (iii) consistent with a competitive framework; and (iv) support the achievement of Gen's overall financial results and individual contributions.

- Reviewing and recommending to the independent directors of our Board all compensation arrangements for our CEO.

- Determining stock ownership guidelines for our Board and executive officers.

- Reviewing Gen's overall compensation and benefits plans and programs.

- Administering our equity incentive and stock purchase plans.

- Reviewing and recommending to the Board compensation for non-employee members of the Board.

- Reviewing and approving policies and procedures relating to the perquisites of our executive officers.

- Reviewing Gen's compensation policies and practices, including non-executive programs, to confirm that such policies and practices are not reasonably likely to have a material adverse effect on Gen or encourage unnecessary risk-taking, and report the results of such review to the Board.

- Reviewing and making recommendations to the Board regarding company policies on recoupment of incentive-based compensation.

- Reviewing and making recommendations to the Board with respect to stockholder proposals and stockholder advisory votes related to executive compensation matters.

Nominating and Governance Committee

Current Members

Our Nominating and Governance Committee is currently comprised of Ms. Barsamian, who is the chair, and Ms. Smith and Mr. Brandt. Mr. Feld and Mr. Dangeard, who were committee members in FY25, resigned from these committee positions in May 2025 and July 2025, respectively, in connection with their departures from the Board.

Independence

The Board has determined that each current member of the Nominating and Governance Committee is, and each member of our Nominating and Governance Committee during fiscal year 2026 was, independent within the meaning of Nasdaq's director independence standards.

Meetings

Four meetings during fiscal year 2026.

Our Nominating and Governance Committee oversees the evaluation of the Board and its committees, oversees Gen's corporate governance procedures and policies, including with respect to being a responsible business and public policy matters, and ensures that they represent best practices and are in the best interests of Gen and its stockholders, which includes establishing appropriate criteria for nominating qualified candidates to the Board. Its duties and responsibilities include, among other things:

- Establishing the criteria and determining the goal of developing a broad portfolio of perspectives, backgrounds, experiences, knowledge and skills derived from high-quality business and professional experience on the Board.

- Considering the size, composition and needs of the Board, determine future requirements and evaluate and recommending qualified candidates for election to the Board consistent with the established criteria to ensure the Board has the appropriate skills and expertise.

- Advising the Board on corporate governance matters and recommending to the Board appropriate or necessary actions to be taken by our company, the Board and the Board's committees.

- Identifying best corporate governance practices and developing and recommending to the Board a set of corporate governance guidelines applicable to our company.

- Reviewing and assessing the adequacy of our company's corporate governance policies, including this Committee's charter, Gen's Corporate Governance Guidelines and Code of Conduct, and recommending modifications to the Board as appropriate.

- Overseeing and reviewing Gen's policies and programs concerning: (i) public policy and (ii) political activities and expenditures, if any.

- Overseeing and reviewing Gen's programs, policies and practices and relevant risks and opportunities relating to responsible business matters and related disclosures, and making recommendations to the Board regarding the Company's overall strategy with respect to responsible business matters.

- Monitoring compliance under the stock ownership guidelines as set by the Compensation and Leadership Development Committee for the Board and executive officers.

- Implementing and overseeing the processes for evaluating the Board, its committees and the CEO on an annual basis and report the results of such evaluations, including any recommendations for proposed changes, to the Board.

- Overseeing the management of risks that may arise in connection with Gen's governance structures, processes and other matters set forth in the Nominating and Governance Committee's charter.

- Perform any other activities required by applicable law, rules or regulations, including the rules of the SEC and Nasdaq;

Director Nominations and Communication with Directors

Criteria for Nomination to the Board

The Nominating and Governance Committee will consider candidates submitted by Gen stockholders, as well as candidates recommended by directors and management, for nomination to the Board. The Nominating and Governance Committee has generally identified nominees based upon recommendations by outside directors, management and executive recruiting firms. The goal of the Nominating and Governance Committee is to assemble a Board that offers a broad portfolio of perspectives, backgrounds, experiences, knowledge and skills derived from high-quality business and professional experience. The Nominating and Governance Committee annually reviews the appropriate skills and characteristics required of directors in the context of the current composition of the Board, our long-term business strategy and operating requirements and the long-term interests of our stockholders.

Criteria for Nomination to the Board
The key attributes, experience, and skills we consider important for our directors.

Leadership and Governance Experience

Directors who serve or have served as a public company CEO, CFO or in a senior leadership position, as a general manager of a business, or as the functional leader of a large-scale organization, including those with global operating expertise, are important to us, because they bring experience and perspective in analyzing, shaping, and overseeing the execution of important strategic, operational and policy issues at a senior level. Directors who have served on public company boards bring valuable experience in board governance, CEO oversight, succession planning, and the oversight of strategic, operational, risk management, and compliance matters.

Cybersecurity Experience

Experience in cyber safety, identity and threat protection, consumer technology, privacy, and emerging technologies, together with an understanding of industry trends and regulatory developments relevant to Gen's mission, products, innovation, and customers.

Fintech Experience

Experience in financial technology, consumer financial services, digital banking, payments, lending, personal finance, and financial wellness solutions. Directors with this expertise can provide insight into developing and scaling consumer financial platforms, leveraging data and technology to enhance financial outcomes, navigating evolving regulatory environments, and integrating financial wellness offerings with broader consumer engagement and growth strategies.

Consumer Operating Experience

Gen benefits from directors with experience leading and scaling consumer businesses. Directors with this expertise provide insight into consumer behavior, brand development, product innovation, digital customer acquisition, subscription and membership business models, customer engagement and retention, and delivering trusted consumer experiences at scale.

Artificial Intelligence

Directors with experience developing, deploying, or governing AI-enabled technologies provide insight into innovation, responsible AI practices, risk management, and the strategic opportunities and challenges presented by emerging technologies.

Strategic Transformation, Business Combination and Partnership Experience

Experience leading organizations through significant business transformations, including growth through mergers, acquisitions, and strategic partnerships. Directors with this expertise provide insight into developing and executing long-term strategic initiatives, evaluating transaction opportunities, managing integration efforts, and navigating organizational change to support evolving business objectives.

Financial Expertise

Knowledge of financial markets, financing operations, complex financial management and accounting and financial reporting processes is important because it assists our directors in understanding, advising, and overseeing Gen's capital structure, financing and investing activities, financial reporting, and internal control of such activities.

The information provided under Proposal No. 1, "Election of Directors — Nominees for Director" below includes the key attributes, experience and skills of each of our director nominees that led to the conclusion that each director nominee should serve as a member of the Board at this time.

Process for Identifying and Evaluating Nominees

1
Identify the Candidate

- The Nominating and Governance Committee typically considers candidates by first evaluating the current members of the Board who intend to continue in service, balancing the value of continuity of service with that of obtaining new perspectives, skills and experience.

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2
Confirm Candidate Qualifications

- If the Nominating and Governance Committee determines that an opening exists, it identifies the desired skills and experience of a new nominee, including the need to satisfy SEC and Nasdaq requirements.
- The Nominating and Governance Committee generally will evaluate each candidate based on the extent to which the candidate contributes to the range of talent, skill and expertise appropriate for the Board generally, as well as the candidate's integrity, business acumen, diversity, availability, independence of thought, and overall ability to represent the interests of Gen's stockholders.
- We do not have a formal written policy with regard to the consideration of diversity in identifying candidate. However, as discussed above, diversity is one of the numerous criteria the Nominating and Governance Committee reviews before recommending a candidate and we have consistently built a highly diverse Board that is recognized in the industry for its diversity.

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3
Candidate Evaluation

- Any candidate to be considered for a position as a member of the Board shall:
  a) be an experienced person with strong business, technical and/or other skills relevant to the Company's business,
  b) have demonstrated the highest levels of ethics, integrity and values, and
  c) be willing to commit to diligently represent the long-term interests of the Company's stockholders in good faith.
- Although the Nominating and Governance Committee uses these and other criteria as appropriate to evaluate potential nominees, it has no stated minimum criteria for nominees.
- We have from time to time engaged, for a fee, a third-party independent search firm to identify and assist the Nominating and Governance Committee with identifying, evaluating and screening Board candidates for Gen and may do so in the future.

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4
Committee Meeting and Discussion

- The Nominating and Governance Committee then meets to discuss and evaluate the skills and expertise of each candidate, both on an individual basis and taking into account input from the Board's ongoing succession planning process.

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5
Board & Committee Approval

- Based on the results of the evaluation process, the Nominating and Governance Committee recommends candidates for our Board's approval as Director nominees for election to the Board. The Nominating and Governance Committee also recommends candidates for the Board's appointment to the committees of our Board.

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6
Stockholder Vote

- All of our current directors currently standing for re-election were elected by a majority of our stockholders at the 2025 Annual Meeting. At the 2026 Annual Meeting, all of our directors are up for election. Each director brings a broad set of skills and perspectives that add significant value to our governance and our oversight and in 2026, Gen was listed on Nasdaq.

Stockholder Director Nominee Submission Procedures

The Nominating and Governance Committee will consider potential nominees properly submitted by stockholders. Stockholders seeking to do so should provide the information set forth in our corporate Bylaws regarding stockholder director nominations. The Nominating and Governance Committee will apply the same criteria for candidates proposed by stockholders as it does for candidates proposed by management or other directors.

To be considered for nomination by the Nominating and Governance Committee at next year's annual meeting of stockholders, submissions by stockholders must be submitted by mail and must be received by our Secretary no later than June 11, 2027 to ensure adequate time for meaningful consideration by the Nominating and Governance Committee. Each submission must include the following information:

- the full name and address of the candidate;

- the number of shares of Gen common stock beneficially owned by the candidate;

- a certification that the candidate consents to being named in the proxy statement and intends to serve on the Board if elected; and

- biographical information, including work experience during the past five years, other board positions, and educational background, such as is provided with respect to nominees in this proxy statement.

Information regarding the requirements that must be followed by a stockholder who either (i) wishes to make a stockholder nomination for election to the Board for next year's annual meeting pursuant to the advance notice provisions of our Bylaws or (ii) wishes to nominate one or more director candidates to be included in our proxy materials pursuant to the proxy access provisions of our Bylaws is described in this proxy statement under "Additional Information — Stockholder Proposals for the 2027 Annual Meeting."

Contacting the Board of Directors

Any stockholder who wishes to contact members of our Board may do so by mailing written communications to:

Gen Digital Inc.
60 E. Rio Salado Parkway, Suite 1000
Tempe, Arizona 85281
Attn: Secretary

Our Secretary will review all such correspondence and provide regular summaries to the Board or to individual directors, as relevant, will retain copies of such correspondence for at least six months, and make copies of such correspondence available to the Board or individual directors upon request. Any correspondence relating to accounting, internal controls or auditing matters will be handled in accordance with our policy regarding accounting complaints and concerns.

Proposal No. 1 — Election of Directors

> **THE BOARD RECOMMENDS A VOTE "*FOR*" THE ELECTION OF EACH OF THE NINE NOMINATED DIRECTORS.**

At the recommendation of the Nominating and Governance Committee, the Board has nominated the following nine persons to serve as directors for the term beginning at the Annual Meeting on September 9, 2026: Susan P. Barsamian, Pavel Baudis, Eric K. Brandt, John C. Chrystal, Nora M. Denzel, Emily Heath, Vincent Pilette, Sherrese M. Smith, and Ondrej Vlcek. Each director will be elected on an annual basis. Unless proxy cards are otherwise marked, the persons named as proxies will vote all proxies **FOR** the election of each nominee named in this section. Proxies submitted to Gen cannot be voted at the Annual Meeting for nominees other than those nominees named in this proxy statement. However, if any director nominee is unable to serve or for good cause will not serve, the persons named as proxies may vote for a substitute nominee designated by the Board. Alternatively, the Board may reduce the size of the Board. Each nominee has consented to serve as a director if elected, and the Board does not believe that any is unable to serve or for good cause will not serve if elected as a director. Each director will hold office until the next annual meeting of stockholders and until his or her successor has been duly elected and qualified or until his or her earlier resignation or removal.

Nominees for Director

The names of each nominee for director, their ages as of July 14, 2026, and other information about each nominee is shown below.

Name	Age	Principal Occupation	Independent	Director Since
Susan P. Barsamian	67	Director	Yes	2019
Pavel Baudis	66	Director	Yes	2022
Eric K. Brandt	64	Director	Yes	2020
John C. Chrystal	68	Director	Yes	2025
Nora M. Denzel	63	Director	Yes	2019
Emily Heath	52	COO of Glow	Yes	2021
Vincent Pilette	54	CEO and President	No	2019
Sherrese M. Smith	54	Global Managing Partner, Paul Hastings	Yes	2021
Ondrej Vlcek	49	CEO/Founder of Aisle	No	2022

Susan P. Barsamian

Director
Age: 67



Director Since: 2019

Independent:
Yes

Committee Memberships:
- Compensation
- Nominating & Governance (Chair)

Other Current Public Boards:
- Box, Inc.
- Five9, Inc.

Other Public Boards in the Last Five Years:
- None

From 2006 to 2016, Susan P. Barsamian served in various executive roles at Hewlett Packard, a multinational information technology company, including Chief Sales and Marketing Officer for Hewlett Packard Enterprise Software and General Manager of the Enterprise Cybersecurity Products business. Prior to joining Hewlett Packard, Ms. Barsamian was Vice President, Global Go-to-Market for high growth at Mercury Interactive, a software company, Senior Vice President Marketing for Critical Path, a message services company, and held various leadership roles at Verity, a warehouse intelligence platform, where she was based in London for four years.

Ms. Barsamian serves on the board of directors of Box, Inc., a cloud content management company, Five9, Inc., a cloud contact center software company; and the Kansas State University Foundation. She previously served on the Board of the National Action Council for Minorities in Engineering (NACME) from 2012 to 2017, including as Chairman of the Board from 2016 to 2017. She received a B.S. degree in Electrical Engineering from Kansas State University and completed post-graduate studies at the Swiss Federal Institute of Technology.

The Board believes Ms. Barsamian's qualifications to sit on our Board of Directors include her extensive technical, business, and leadership experience in the technology industry, including over 35 years of experience as an operating executive and her focus on enterprise software sales and global go-to-market strategies. She has served as an executive and board member for major cloud, computer and cybersecurity companies, and has operated in a broad range of roles from sales and marketing to product, research and development, and business operations. Ms. Barsamian also has experience serving as a public company outside director.

Pavel Baudis

Director
Age: 66



Director Since: 2022

Independent:
Yes

Committee Memberships:
- None

Other Current Public Boards:
- None

Other Public Boards in the Last Five Years:
- None

Pavel Baudis co-founded Avast plc, a cybersecurity software that we acquired in 2022, and served as one of Avast's Directors from the incorporation of AVAST Software a.s. in 2006 until 2014. In 1988, Mr. Baudis wrote the original software program from which Avast's current portfolio of security solutions has developed. Prior to co-founding Avast, Mr. Baudis was a graphics specialist at the Czech Computer Research Institute (VUMS). Mr. Baudis holds an MS in Information Technology from the Prague School of Chemical Engineering.

The Board believes Mr. Baudis's qualifications to sit on our Board of Directors include his extensive technical, business, cybersecurity, and leadership experience in the technology industry, including as a founder, director and an operating executive and his focus on enterprise software sales and global go-to-market strategies.

Eric K. Brandt

Director
Age: 64



Director Since: 2020

Independent:
Yes

Committee Memberships:
- Audit (Chair)
- Nominating & Governance

Other Current Public Boards:
- Option Care Health, Inc.
- LAM Research Corporation
- Nutanix Inc.

Other Public Boards in the Last Five Years:
- Dentsply Sirona Inc.
- The Macerich Company

Eric K. Brandt served as the Executive Vice President and Chief Financial Officer of Broadcom Corporation, a global supplier of semiconductor devices, from February 2010 until February 2016, and he served as its Senior Vice President and Chief Financial Officer from March 2007 until February 2010. From September 2005 until March 2007, Mr. Brandt served as CEO and President and member of the Board of Avanir Pharmaceuticals, Inc. Beginning in 1999, he held various positions at Allergan, Inc., a global specialty pharmaceutical company, including Executive Vice President of Finance and Technical Operations and Chief Financial Officer. Prior to joining Allergan, Mr. Brandt spent ten years with The Boston Consulting Group, a privately-held global business consulting firm, most recently serving as Vice President and Partner.

Mr. Brandt currently serves as a public company board member on each of the following boards: Option Care Health, a leader in ambulatory infusion in the US, LAM Research Corporation, a semiconductor equipment company, and Nutanix Inc., a cloud computing company.

Within the last five years, Mr. Brandt formerly served as a public company director on the following boards: Dentsply Sirona Inc., a dental products company, and The Macerich Company, a real estate investment trust.

The Board believes Mr. Brandt's qualifications to sit on our Board of Directors include his extensive leadership and management experience, including as an executive officer and director of multiple public companies, his broad financial skillset as a Chief Financial Officer, his experience overseeing and leading public companies through business combinations and strategic transformational events, and his expansive exposure to the innovation and technology sectors.

John C. Chrystal

Director
Age: 68



Director Since: 2025

Independent:
Yes

Committee Memberships:
- Audit

Other Current Public Boards:
- Apollo Asset Backed Credit Company LLC

Other Public Boards in the Last Five Years:
- MoneyLion Inc.
- The Bancorp Inc.
- Trust for Advised Portfolios
- MCAP Acquisition Corp.
- Insurance Acquisition
- Insurance Acquisition Corp. II
- Insurance Acquisition Corp. III

John C. Chrystal joined MoneyLion in 2016 as an independent director and became Non-executive Chairman in 2021. He served in these roles through the closing of the MoneyLion acquisition in April 2025. Mr. Chrystal brings more than 40 years of experience as a highly regarded financial services executive to Gen.

Mr. Chrystal currently serves as an independent director of Apollo Asset Backed Credit Company, LLC, a public firm investing in asset-backed credit, and Regatta Loan Management LLC, a privately held SEC-registered Investment Advisor, and is a board member of Sac City Holdings, Ltd., a private single bank holding company. Previously, from June 2013 until February 2022, he served as a director of The Bancorp Inc. ("Bancorp"), a public company which is a leading provider of banking and technology solutions for non-bank companies. Mr. Chrystal also served as Bancorp's Vice Chairman beginning in April 2017 and as Interim Chief Executive Officer and President of The Bancorp Bank from December 2015 through May 2016.

Mr. Chrystal also previously served as a director of numerous special purpose acquisition companies from 2019 to 2022 and as a director of the Trust for Advised Portfolios from 2010 to 2022.

Earlier in his career, Mr. Chrystal was the Managing Member of Bent Gate Advisors, LLC, the Chief Risk Officer of DiMaio Ahmad Capital, an investment management firm, and was a Managing Director with entities of Credit Suisse, a financial services firm, with oversight of asset management and financial products functions.

Mr. Chrystal received an MBA from The University of Chicago and a B.S degree in Agricultural Business from Iowa State University. The Board believes that Mr. Chrystal is a valuable member of the Board of Directors because of his extensive experience in the financial services industry, including expertise in risk management and credit, and his prior track record as a senior executive and director.

Nora M. Denzel

Director
Age: 63



Director Since: 2019

Independent:
Yes

Committee Memberships:

- Compensation (Chair)

Other Current Public Boards:

- Advanced Micro Devices, Inc.
- Sony Group Corporation.

Other Public Boards in the Last Five Years:

- SUSE S.A.
- Telefonaktiebolaget LM Ericsson (Sweden)
- Talend S.A.

Nora M. Denzel previously served as interim CEO of Outerwall Inc., an automated retail solutions provider, from January to August 2015. Prior to Outerwall, Ms. Denzel held senior executive management positions from February 2008 through August 2012 at Intuit Inc., a consumer/SMB cloud financial management software company, including Senior Vice President of Big Data, Social Design and Marketing and Senior Vice President and General Manager of the QuickBooks Employee Management business unit. From 2000 to 2006, Ms. Denzel held several executive level positions at HP Enterprise (formerly Hewlett-Packard Company), including Senior Vice President and General Manager, Software Global Business Unit from May 2002 to February 2006 and Vice President of Storage Organization from August 2000 to May 2002. Prior to that, Ms. Denzel held executive positions at Legato Systems Inc. and IBM Corporation.

Ms. Denzel currently serves on the Board of Directors of Advanced Micro Devices, Inc., a global company that specializes in manufacturing semiconductor devices used in computer processing, and Sony Group Corporation. Previously, she served as a director of other public technology companies, including SUSE S.A. from May 2021 to September 2023, Telefonaktiebolaget LM Ericsson from March 2013 to March 2023, and Talend S.A. from 2017 to 2021. She currently serves on the non-profit board of the National Association of Corporate Directors.

She holds a Master of Business Administration degree from Santa Clara University and a B.S. degree in Computer Science from the State University of New York. In addition, she holds an NACD Directorship Certification (NACD.DC).

The Board believes Ms. Denzel's qualifications to sit on our Board of Directors include her leadership, governance, risk management and technical experience that she gained as an executive officer of technology companies and as a director of both public and private company boards.

Emily Heath

Director
Age: 52



Director Since: 2021

Independent:
Yes

Committee Memberships:
- Audit
- Compensation

Other Current Public Boards:
- None

Other Public Boards in the Last Five Years:
- None

Emily Heath has served as the COO of Glow, a private AI-powered endpoint security company, since October 2025. Previously, she served as a Partner of Cyberstarts, a venture capital firm, from February 2023 until October 2025. Previously, from August 2022, she served as a Board Advisor and Chief Product Marketing Officer for Cyberstarts. She served as Senior Vice President, Chief Trust and Security Officer at DocuSign, Inc., a digital signature software company, from October 2019 through March 2022. Prior to that, Ms. Heath served as Vice President, Chief Information Security Officer at United Airlines, Inc. from February 2017 through October 2019. Before joining United Airlines, Ms. Heath held numerous positions at AECOM, an infrastructure consulting firm, from 2013 through 2017, most recently as its Vice President, Chief Information Security Officer. Ms. Heath is a former Detective with the British Police where she led investigations into large scale investment frauds, identity theft and money laundering cases, working with London's Serious Fraud Office, the FBI and the SEC.

Ms. Heath currently serves on the Board of Directors of LogicGate, Inc., a private cloud-based governance, risk and compliance management company. She previously served on the boards of Wiz, a private cloud security company that was acquired by Google, and Legit Security, a private company in the application security posture management space.

She went to school in the United Kingdom and is trained in multiple areas of investigations, risk and security.

The Board believes Ms. Heath's qualifications to sit on our Board of Directors include her depth of knowledge and experience regarding cybersecurity and broad international exposure in the innovation and technology sectors. She has held various senior leadership positions in public companies and has significant experience managing teams that oversee cybersecurity and data privacy issues.

Vincent Pilette

CEO & Chair
Age: 54



Director Since: 2019

Independent:
No

Committee Memberships:
- None

Other Current Public Boards:
- None

Other Public Boards in the Last Five Years:
- None

In 2019, Vincent Pilette was appointed CEO of NortonLifeLock, renamed Gen in 2022 after the acquisition of Avast. Mr. Pilette was subsequently named President of Gen in 2024 and Chair of the Board in 2025. As CEO, Mr. Pilette led the separation of the consumer assets of Symantec and their transformation into NortonLifeLock, the global leader in consumer Cyber Safety. Mr. Pilette directed and implemented the strategy that led to the acquisition of Avast, the formation of Gen and Gen's acquisition of MoneyLion to expand into the secure financial wellness space.

Prior to joining Gen in May 2019, Mr. Pilette served as Chief Financial Officer of Logitech International S.A. (Switzerland), a consumer electronics company listed on the Nasdaq Global Market and the SIX Swiss Exchange, from September 2013 to May 2019.

Mr. Pilette has substantial expertise at technology companies with over 20 years of senior operating and management experience in the Technology sector, including additional positions at Electronics For Imaging, and Hewlett-Packard in the U.S. and EMEA.

Mr. Pilette currently serves on the board of directors of SonicWall, a privately held software company in the cyber security space. Mr. Pilette holds an M.S. in engineering and business from Université Catholique de Louvain in Belgium and an M.B.A. from Kellogg School of Management at Northwestern University in Chicago.

The Board believes Mr. Pilette's qualifications to sit on our Board of Directors include his depth of knowledge and experience regarding Gen, its business and its strategic business combinations and ongoing transformation. He has also substantial expertise at technology companies and has held various executive officer and leadership positions within multiple public companies. Further, he has broad international exposure and innovation and technology experience, and his business acumen and knowledge are invaluable to our Board of Directors.

Sherrese M. Smith

Director
Global Managing Partner, Paul Hastings LLC
Age: 54



Director Since: 2021

Independent:
Yes

Committee Memberships:
- Nominating & Governance

Other Current Public Boards:
- Cable One, Inc.

Other Public Boards in the Last Five Years:
- None

Sherrese M. Smith has served as a corporate partner at Paul Hastings LLP, a global law firm, since 2013, where she is a member of the firm's media, technology and telecommunications practice and currently serves as Global Managing Partner, where she helps direct the growth, management, and strategy of the firm. She previously served as Vice-Chair of the firm's data privacy and cybersecurity practice. Ms. Smith is known as one of the country's preeminent Data Privacy and Cybersecurity and Media and Technology attorneys. Ms. Smith regularly counsels companies on complex transactional and regulatory issues, including data privacy and cybersecurity and breach response issues across various jurisdictions (including the U.S., E.U., and Asia). Ms. Smith is also renowned for superior advisement on crisis issues and, as a result, is regularly sought after by corporate board members and the C-suite. Prior to joining Paul Hastings, Ms. Smith served as Chief Counsel to Chairman Julius Genachowski at the Federal Communications Commission from 2009 to 2013, before which she was Vice President and General Counsel of Washington Post Digital and served in various other leadership positions from 2002 to 2009.

Ms. Smith also currently serves as a member of the Board of Directors of Cable One, Inc., a broadband communications provider.

She is also Chair of the Northwestern University's Law School board and a member of the University of Maryland's Journalism School board. Ms. Smith holds a Bachelor of Arts degree from the University of South Carolina and a Juris Doctor from the Northwestern University Pritzker School of Law.

The Board believes Ms. Smith's qualifications to sit on our Board of Directors include her extensive management and leadership experience, broad exposure to cybersecurity matters, experience as a director serving on other public company boards, reputation for her business acumen, and her extensive experience advising on media, data privacy, and technology matters.

Ondrej Vlček

Director
Age: 49



Director Since: 2022

Independent:
No

Other Current Public Boards:
- None

Other Public Boards in the Last Five Years:
- None

Ondrej Vlcek previously served as the President of Gen from September 2022 until June 2024 and currently serves as the CEO/Founder of AISLE, a private enterprise cybersecurity company since 2025. Prior to this, he served as the CEO of Avast from July 2019 until September 2022, having also served as President of Avast Consumer, the largest business within the company, and directed the development of Avast's artificial intelligence-based cloud security network. Mr. Vlcek was also a key member of the executive team that took the company public on the London Stock Exchange in May 2018.

Previously, he held the combined position of Executive Vice-President & General Manager, Consumer, and Chief Technology Officer at Avast from 2014 to 2018. In this role, he led Avast's transformation from a traditional PC antivirus vendor to the leading provider of a full portfolio of protection, privacy, and performance products for consumers.

Prior to that, Mr. Vlcek was chief developer, heading the team that developed one of the first ever antivirus programs for Windows. Mr. Vlcek holds an MS in Mathematics from Czech Technical University in Prague. He is a recognized industry speaker having delivered keynotes at several high-profile events including RSA, Web Summit, Black Hat and SXSW.

The Board believes Mr. Vlcek's qualifications to sit on our Board of Directors include his extensive technical, business, and leadership experience in the technology industry and his depth of knowledge and experience regarding Avast products. He also has significant experience as a leader during strategic transformations in large company's lifecycles. The Board believes his extensive management experience, broad international exposure and emerging market experience and innovation and technology experience, including through his service as Chief Executive Officer of technology companies, make him a valuable member of our Board.

Board Demographics

Total Number of Directors		9
Gender:	**Male**	**Female**
Number of directors based on gender identity	5	4
Number of directors who identify in any of the categories below:		
African American or Black	0	1
Asian	0	1
White	5	2
LGBTQ+		1

Director Compensation

Director Compensation Highlights

- Fees for committee service and service on the Board

- Emphasis on equity in the overall compensation mix

- Full-value equity grants with time-based vesting

- No performance-based equity awards or perquisites

- Robust stock ownership guideline

- Stockholder approved annual limit on non-employee director compensation

- Policies prohibiting hedging and pledging by our directors

The policy of the Board is that the compensation for non-employee directors should be a mix of cash and equity-based compensation. Non-employee directors may not receive consulting, advisory or other compensatory fees from Gen for their services. The Compensation and Leadership Development Committee, which consists solely of independent directors, has the primary responsibility to review and consider any revisions to director compensation.

Annual Fees: Pursuant to our amended and restated non-employee director compensation policy, non-employee directors were entitled to the following cash retainers for FY26.

2026 Annual Retainers:

Non-Employee Director Retainer	$ 50,000
Independent Chair	$100,000
Lead Independent Director	$ 50,000
Audit Committee Chair	$ 15,000
Compensation and Leadership Development Committee Chair	$ 15,000
Nominating and Governance Committee Chair	$ 12,500
Audit Committee Membership	$ 15,000
Compensation and Leadership Development Committee Membership	$ 10,000
Nominating and Governance Committee Membership	$ 7,500

Committee chairs receive both the applicable committee membership retainer and an additional committee chair retainer.

In July 2025, Mr. Dangeard resigned as Chair of the Board due to personal health reasons and a new Lead Independent Director role was established. Ms. Barsamian, as Lead Independent Director, received an annual fee of $100,000, prorated for the period from July through September 2025, which was subsequently adjusted to an annual rate of $50,000 beginning in September 2025.

In June 2025, the Technology and Cybersecurity Committee was dissolved, and fees for former committee members were reduced on a prorated basis for the remainder of the period through September 2025.

Also beginning in July 2025, additional prorated fees were paid in connection with:

- the appointment of a new Compensation and Leadership Development Committee chair; and

- new committee memberships on the Audit Committee, Compensation and Leadership Development Committee, and Nominating and Governance Committee, with fees prorated through September 2025.

Fees were correspondingly reduced on a prorated basis for directors who ceased serving on the Audit Committee.

Such retainers are earned in equal portions quarterly on December 1st, March 1st, June 1st and September 1st, subject to the director's service through each such date. Directors who join Gen after the beginning of the fiscal year receive a prorated cash payment in respect of their annual retainer fee and fees.

Each non-employee director can also elect to receive his or her annual retainer fee in the form of restricted stock units (RSUs) covering whole shares in lieu of cash payments, which will be granted on the date of the Annual Meeting of Stockholders immediately following such election (or on the date of appointment for new non-employee directors who join the Board between annual meetings) and which will vest on the same dates as the cash retainers.

Annual Equity Awards. On the date of each annual meeting of stockholders, each non-employee director is entitled to receive an annual award of RSUs having a fair market value on the grant date equal to $260,000, which will vest 100% on the earlier of the first anniversary of the date of grant and the next annual meeting of stockholders, subject to the director's continued service through the vesting date. The amount of such grants will be prorated for directors who are appointed between annual meeting of stockholders. Beginning in September 2026, the fair market value on the grant date of the annual RSU awards will be increased from $260,000 to $270,000. This change was made by the Board after considering market data, and the desire to attract and fairly compensate highly qualified directors and align their interests with stockholders

Change in Control. In the event of a change in control, all unearned cash fees and unvested RSU awards granted to non- employee directors under the non-employee director compensation policy will accelerate in full.

Stock-Approved Limited on Non-Employee Directors Compensation. Our stockholder approved Gen Digital Inc. Equity Incentive Plan also provides that the aggregate value of all compensation paid or granted, as applicable, to any individual for service as a non- employee director of our Board of Directors with respect to any fiscal year, including awards granted under the Gen Digital Inc. Equity Incentive Plan and cash fees paid by us to such non-employee director, will not exceed $900,000 in total value.

Director Stock Ownership Guidelines: The Compensation and Leadership Development Committee adopted the following stock ownership guidelines for our non-employee directors to better align our directors' interests with those of our stockholders:

- Directors must maintain a minimum holding of company stock with a fair market value equal to ten times (10x) such director's total annual cash retainer;

- Shares owned outright (including shares held in "street name" and shares held in trust that are deemed to be beneficially owned by the non-employee director for Section 16 reporting purposes) and any unvested equity award shares (provided such awards are time based and not stock options) count toward the holding minimum;

- Unexercised stock options (whether vested or untested) will not count toward the holding minimum;

- New directors will have five years to reach the minimum holding level; and

- Notwithstanding the foregoing, directors may sell enough shares to cover their income tax liability on vested grants.

The stock ownership information for each of our directors is shown under the heading "Security Ownership of Certain Beneficial Owners and Management" beginning on page 40 of this proxy statement. As of June 15, 2026, all our directors had either met their stock ownership requirement or had remaining time to do so.

Fiscal 2026 Director Compensation

The following table provides information for FY26 compensation for all of our non-employee directors:

	Fees Earned or Paid in Cash ($)[1][2][3]	Stock Awards ($)[3][4][5]	Total ($)
Susan P. Barsamian	120,826	259,984	380,810
Pavel Baudis	51,266	259,984	311,250
Eric K. Brandt	84,858	259,984	344,842
John C. Chrystal[6]	75,847	344,026	419,873
Frank E. Dangeard[7]	61,264	42,561	103,825
Nora M. Denzel	76,575	259,984	336,559
Peter A. Feld[8]	6,792	—	6,792
Emily Heath	75,222	259,984	335,206
Sherrese M. Smith	58,763	259,984	318,747
Ondrej Vlcek[9]	49,998	259,984	309,982

(1) Non-employee director fees are earned and paid in equal quarterly installments on December 1, March 1, June 1 and September 1, subject to continued service through each date. The amounts reported in this column reflect fees earned for such quarterly periods during fiscal year 2026.

(2) Includes the annual non-employee director retainer of $50,000. Directors may elect to receive the annual retainer in the form of a stock award in lieu of cash. On September 9, 2025, Mr. Chrystal, Ms. Smith and Mr. Vlcek each elected to receive the annual retainer in the form of 1,696 RSUs, with a grant date fair value of $29.47 per share and an aggregate grant date fair value of $49,981. The annual retainer, whether paid in cash or stock, vests in four equal installments on December 1, 2025, March 1, 2026, June 1, 2026 and September 1, 2026.

(3) All stock-based compensation disclosed in this table, including annual equity awards and any portion of the annual retainer elected to be paid in stock, is presented based on the grant date fair value of such awards computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718.

(4) Represents the annual equity award granted on September 9, 2025, consisting of 8,822 RSUs, with a grant date fair value of $29.47 per share and an aggregate grant date fair value of $259,984. The award vests in full on the earlier of September 9, 2026 or the date of the Company's 2026 annual meeting of stockholders.

(5) The following table shows the number of RSUs outstanding and unvested as of April 3, 2026:

	Number of RSUs Outstanding and Unvested (#)
Susan P. Barsamian	8,822
Pavel Baudis	8,822
Eric K. Brandt	8,822
John C. Chrystal	9,670
Nora M. Denzel	8,822
Emily Heath	8,822
Sherrese M. Smith	9,670
Ondrej Vlcek	9,670

(6) Mr. Chrystal joined the Board on May 15, 2025. In addition to the annual retainer and annual equity award described in footnotes (2) and (4), respectively, Mr. Chrystal received a prorated portion of the annual non-employee director retainer of $16,164, payable in two equal installments on June 1, 2025 and September 1, 2025, and a prorated equity award of 2,901 RSUs granted on May 15, 2025, with a grant date fair value of $28.97 per share and an aggregate grant date fair value of $84,055, which vests in full on the earlier of September 9, 2026 or the date of the Company's 2026 annual meeting of stockholders, in accordance with the terms of the Company's Non-employee Director Compensation Policy.

(7) On July 17, 2026, in connection with Mr. Dangeard's resignation from the Board, the Compensation and Leadership Development Committee approved an amendment to the vesting terms of a restricted stock unit award previously granted to Mr. Dangeard, providing for accelerated vesting upon his retirement from the Board. In accordance with FASB ASC Topic 718, the modification resulted in incremental fair value of $42,561, which is included in the amount reported in the Stock Awards column. The aggregate grant date fair value of the original award was $260,000. His outstanding cash fees continued to vest according to Board approved terms.

(8) Mr. Feld resigned from the Board on May 16, 2025 and forfeited all unearned retainer and committee fees upon his resignation, in accordance with the terms of the Company's Non-employee Director Compensation Policy.

(9) Mr. Vlcek, following his prior service as an executive officer, began receiving non-employee director compensation after his election to the Board on September 9, 2025.

THE BOARD RECOMMENDS A VOTE *"FOR"* THE ELECTION OF EACH OF THE NINE NOMINATED DIRECTORS.

Proposal No. 2 — Ratification of Appointment of Independent Registered Public Accounting Firm

THE BOARD RECOMMENDS A VOTE *"FOR"* APPROVAL OF PROPOSAL NO. 2

The Audit Committee has appointed KPMG LLP (KPMG) as our principal independent registered public accounting firm to perform the audit of our consolidated financial statements for fiscal year 2027. As a matter of good corporate governance, the Audit Committee has decided to submit its selection of independent audit firm to stockholders for ratification. If this appointment of KPMG is not ratified by a majority of the shares of common stock present or represented at the Annual Meeting and entitled to vote on the matter, the Audit Committee will review its future selection of KPMG as our independent registered public accounting firm.

The Audit Committee first approved KPMG as our independent auditors in September 2002, and KPMG audited our financial statements for FY26. In selecting KPMG as our Independent Auditor for FY26, the Audit Committee considered a number of factors, including:

- the professional qualifications of KPMG, the lead audit partner and other key engagement partners as well as the overall engagement team;
- KPMG's depth of understanding of our businesses, industry, operations, accounting policies and practices and internal control over financial reporting;
- KPMG, as an independent registered public accounting firm, is subject to PCAOB inspections, "Big 4" peer reviews and PCAOB and SEC oversight;
- KPMG's objectivity, independence program and its processes for maintaining its independence and objectivity;
- the appropriateness of KPMG's fees for audit and non-audit services (on both an absolute basis and as compared to fees charged to peer companies of comparable size and complexity by KPMG and its peer firms); and
- the impact of a change in the Independent Auditor.

Based on these considerations, the Audit Committee believes that the selection of KPMG is in the best interest of the Company and its stockholders.

Representatives of KPMG are expected to attend the Annual Meeting with the opportunity to make a statement and respond to appropriate questions from stockholders present at the Annual Meeting with respect to this proposal.

Principal Accountant Fees and Services

We regularly review the services and fees from our independent registered public accounting firm, KPMG. These services and fees are also reviewed with the Audit Committee annually. In accordance with standard policy, KPMG periodically rotates the individuals who are responsible for our audit. Our Audit Committee has determined that the providing of certain non-audit services, as described below, is compatible with maintaining the independence of KPMG.

In addition to performing the audit of our consolidated financial statements, KPMG provided various other services during fiscal years 2026 and 2025. Our Audit Committee has determined that KPMG's provisioning of these services, which are described below, does not impair KPMG's independence from Gen. The aggregate fees billed for fiscal years 2026 and 2025 for each of the following categories of services are as follows:

Fees Billed to Gen	FY26	FY25
Audit Fees[1]	$5,202,083	$4,021,666
Audit Related Fees[2]	$ 235,000	$ 445,203
Tax Fees[3]	$ 155,000	$ 193,151
All Other Fees	$ —	$ —
Total Fees	$5,592,083	$4,660,020

The categories in the above table have the definitions assigned under Item 9 of Schedule 14A promulgated under the Exchange Act, and these categories include the following components:

(1) "Audit Fees" include fees for audit services principally related to the year-end examination and the quarterly reviews of our consolidated financial statements, consultation on matters that arise during a review or audit, review of SEC filings, statutory audits and miscellaneous work performed regarding the proxy and debt filings.

(2) "Audit Related Fees" includes fees for finance due diligence work for acquisitions.

(3) "Tax Fees" include fees for tax due diligence services in connection with acquisitions and tax compliance.

An accounting firm other than KPMG performs supplemental internal audit services for Gen. Another accounting firm provides the majority of Gen's outside tax services.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

The Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. Pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The independent registered public accounting firm and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval, and the fees for the services performed to date. The Audit Committee may also pre-approve particular services on a case-by-case basis.

All of the services relating to the fees described in the table above were approved by the Audit Committee.

Proposal No. 3 — Advisory Vote to Approve Executive Compensation

THE BOARD RECOMMENDS A VOTE *"FOR"* APPROVAL OF PROPOSAL NO. 3

In accordance with Section 14A of the Exchange Act, stockholders are entitled to cast an advisory vote to approve the compensation of our named executive officers, as disclosed in this proxy statement. Accordingly, you are being asked to vote on the following resolution at the Annual Meeting:

"RESOLVED, that the compensation paid to Gen Digital Inc.'s named executive officers, as disclosed in this proxy statement pursuant to the SEC's compensation disclosure rules, including the Compensation Discussion & Analysis, compensation tables and narrative discussion, is hereby approved."

As described more fully in the Compensation Discussion & Analysis section of this proxy statement, we believe our named executive officers are compensated in a manner consistent with our pay-for-performance philosophy and corporate governance best practices.

The vote to approve the compensation of our named executive officers is advisory and, therefore, not binding. Although the vote is non-binding, the Compensation and Leadership Development Committee and the Board value your opinion and will consider the outcome of the vote in establishing its compensation philosophy and making future compensation decisions. Our current policy is to hold such an advisory vote each year, and we expect to hold another such advisory vote at the 2027 Annual Meeting of Stockholders.

Our Executive Officers

The names, ages and positions of our executive officers on July 28, 2026 are shown below.

Name	Age	Position
Vincent Pilette	54	Chief Executive Officer and President
Natalie M. Derse	49	Chief Financial Officer
Bryan Ko	55	Chief Operating Officer, Chief Legal Officer and Secretary
Travis Witteveen[1]	55	Head of Products and Portfolios

(1)   Appointed as an executive officer in July 2026.

The Board chooses executive officers, who then serve at the Board's discretion. There is no family relationship between any of the directors or executive officers and any other director or executive officer of Gen.

For information regarding Mr. Pilette, please refer to Proposal No. 1, "Election of Directors" above.

Ms. Derse has served as our Chief Financial Officer since July 2020. Ms. Derse previously served in numerous financial capacities with eBay, Inc., a global commerce marketplace, from July 2011 through July 2020, most recently as its Vice President and Chief Financial Officer, Global Product, Platform, Payments, Risk and Trust and previously as Vice President of Finance, Chief Audit Executive, Vice President, CFO Americas, Vice President, Americas Business Operations & General Manager Rest of Americas, and Senior Director, Global FP&A. Prior to joining eBay, Ms. Derse served in a variety of capacities at Stanley Black & Decker, Inc., a manufacturer of hand and power tools, from February 2008 through July 2011. Before that, Ms. Derse spent over ten years in numerous financial roles with General Electric Company, a global digital industrial company. Ms. Derse has served on the board of Bill Holdings Inc. (NYSE: BILL), an intelligent finance platform, since 2025. Ms. Derse holds a Bachelor of Science degree in finance from the University of Dayton, Ohio.

Mr. Ko has served as our Chief Operating Officer, Chief Legal Officer and Secretary, overseeing the company's global operations across corporate strategy, corporate development, security and information technology, government affairs, and legal & compliance functions since 2020. In his role, he helps drive Gen's business strategy and corporate operations, ensuring the company operates with discipline, integrity, and agility at scale. Before joining Gen, Mr. Ko served as Logitech International's general counsel, corporate secretary and head of corporate development from January 2015 through January 2020. Prior to his tenure at Logitech, he was general counsel and corporate secretary for Fuhu, Inc., a late-stage startup in 2014. He received his Master of Business Administration and Bachelor of Art degrees from UC Berkeley and his Juris Doctor from Rutgers University School of Law.

Mr. Witteveen has served as our Head of Products and Portfolios since 2026. Prior to assuming his current role, Mr. Witteveen served in various executive leadership positions at Gen with responsibility for commercial operations, partnerships, acquisitions and portfolio strategy following the Company's acquisition of Avira in 2021. These various executive leadership positions included serving as Gen's Head of Trust Based Solutions from April 2025 to April 2026, Commercial Operations Customer Acquisition and Partnerships from December 2022 to April 2025, and Leaderships Team: Customer Acquisition and Partnerships from April 2021 to November 2022. Prior to joining Gen, Mr. Witteveen served as Chief Executive Officer of Avira from 2013 until its acquisition by Gen. Previously, he served as Avira's Chief Operating Officer and Chief Sales & Marketing Officer. Earlier in his career, Mr. Witteveen held executive and senior sales and marketing leadership positions with AVG Technologies, F-Secure, Axent Technologies/Raptor Technologies and FTP Software. Mr. Witteveen holds a bachelor's degree in International Business and Finance from Northeastern University.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information, as of July 14, 2026, with respect to the beneficial ownership of Gen common stock by (i) each stockholder known by Gen to be the beneficial owner of more than 5% of Gen common stock, (ii) each current member of the Board or director nominee, (iii) the named executive officers of Gen included in the Summary Compensation Table appearing on page 70 of this Proxy Statement and (iv) all current executive officers and directors of Gen as a group.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Percentage ownership is based on 598,577,065 shares of Gen common stock outstanding as of July 14, 2026. Shares of common stock subject to restricted stock units vesting on or before September 13, 2026 (within 60 days of July 14, 2026) are deemed to be outstanding and beneficially owned for purposes of computing the percentage ownership of such person but are not treated as outstanding for purposes of computing the percentage ownership of others.

Unless otherwise indicated, the address of each of the individuals and entities named below is c/o Gen Digital Inc., 60 E. Rio Salado Parkway, Suite 1000, Tempe, Arizona 85281.

Five Percent Owners of Common Stock

Name and Mailing Address	Shares Beneficially Owned	
	Number	Percent
BlackRock, Inc.[1] 50 Hudson Yards, New York, NY 10001	50,084,299	8.4%
Vanguard Capital Management LLC[2] 100 Vanguard Boulevard, Malvern, PA 19355	41,153,073	6.9%
FMR LLC[3] 245 Summer Street, Boston, MA 02210	40,438,989	6.8%
Vanguard Portfolio Management LLC[4] 100 Vanguard Boulevard, Malvern, PA 19355	31,458,495	5.3%

(1) Based solely on a Schedule 13G filed by BlackRock, Inc. with the SEC on April 17, 2025. BlackRock, Inc. also reported total share count of 52,953,737 shares in a Form 13F filed with the SEC on May 13, 2026.

(2) Based solely on a Schedule 13G filed by Vanguard Capital Management LLC with the SEC on May 1, 2026.

(3) Based solely on a Schedule 13G filed by FMR LLC with the SEC on November 5, 2025. FMR LLC also reported total share count of 44,797,978 shares in a Form 13F filed with the SEC on May 15, 2026.

(4) Based solely on a Schedule 13G filed by Vanguard Portfolio Management LLC with the SEC on May 1, 2026.

Security Ownership of Executive Officers and Directors

Name	Shares Beneficially Owned	
	Number	**Percent**
Pavel Baudis[1]	49,840,928	8.3%
Ondrej Vlcek[2]	4,234,724	*
Vincent Pilette[3]	2,740,551	*
Bryan S. Ko	560,986	*
Natalie M. Derse	441,343	*
Susan P. Barsamian[4]	99,885	*
Eric K. Brandt[5]	78,930	*
Sherrese M. Smith[6]	73,458	*
Emily Heath[7]	67,202	*
Nora M. Denzel[8]	34,860	*
John C. Chrystal[9]	19,173	*
All Current Directors and Executive Officers as a Group (11 Persons)	58,192,040	9.7%

* Less than 1%

(1) Includes 8,822 shares issuable upon the settlement of RSUs vesting on September 9, 2026 and 49,816,185 shares beneficially owned by PaBa Software s.r.o., of which Mr. Baudis is the sole owner and is deemed to have sole voting and dispositive power.

(2) Includes 9,246 shares issuable upon the settlement of RSUs vesting on September 1, 2026 and September 9, 2026, and 302,000 shares of common stock held by the Vlcek Family Foundation, over which Mr. Vlcek exercises voting and dispositive power.

(3) Includes 1,203,296 shares held by the VPJW Revocable Trust and 629,560 shares held by the VPJW Exempt Trust, over which Mr. Pilette exercises voting and dispositive power.

(4) Includes 8,822 shares issuable upon the settlement of RSUs vesting on September 9, 2026 and 91,063 shares held by the Romans-Barsamian Revocable Trust, over which Ms. Barsamian exercises voting and dispositive power.

(5) Includes 8,822 shares issuable upon the settlement of RSUs vesting on September 9, 2026 and 69,684 shares held by The Brandt Family Trust, over which Mr. Brandt exercises voting and dispositive power.

(6) Includes 9,246 shares issuable upon the settlement of RSUs vesting on September 1, 2026 and September 9, 2026.

(7) Includes 8,822 shares issuable upon the settlement of RSUs vesting on September 9, 2026.

(8) Includes 8,822 shares issuable upon the settlement of RSUs vesting on September 9, 2026.

(9) Includes 9,246 shares issuable upon the settlement of RSUs vesting on September 1, 2026 and September 9, 2026.

Executive Compensation and Related Information

Compensation Discussion & Analysis

This compensation discussion and analysis (CD&A) provides an overview of our executive compensation philosophy, our fiscal year 2026 (FY26) executive compensation program, and the FY26 compensation decisions made by the Compensation and Leadership Development Committee (Compensation and Leadership Development Committee) with respect to the executive officers who are identified in the "Summary Compensation Table" and listed below (NEOs):

NEOs

Named Executive Officer	Title
Vincent Pilette	Chief Executive Officer (CEO) and President
Natalie Derse	Chief Financial Officer (CFO)
Bryan Ko	Chief Operating Officer, Chief Legal Officer and Secretary

Executive Compensation Summary

Gen's Transformational Progress and Aligned Compensation Programs

Gen's long-term strategy, first shared at our 2021 Investor Day, is a two-pronged approach: (1) build the best consumer cyber safety platform, and (2) deliver trust-based solutions on top of it. Our long-term compensation and retention framework is aligned to this strategy of value creation.

Following the acquisition of Avast, the Compensation and Leadership Development Committee established the first Value Creation Program (VCP I) to incentivize the leadership team to deliver on the first prong of the strategy: building the best consumer cyber safety platform. Despite strong operational success in building our cyber safety platform, such as delivering cost synergies (Cyber Safety now runs at a 60%+ operating margin), revenue synergies (sustained mid-single-digit growth), and customer growth (nearly 70M paid customers), VCP I concluded in March 2026 at 0% payout, as it did not meet share price appreciation targets, which were set in 2022.

With the acquisition of MoneyLion and the creation of a two-segment structure, Gen has entered the second phase of its strategy: developing trust-based solutions on top of consumer cyber safety, which is critical in fulfilling the Company's growth strategy to strengthen and diversify its business to create and sustain shareholder value. Consistent with our long-term incentive structure, the Compensation and Leadership Development Committee has adopted a new Value Creation Plan (VCP II) with a performance period covering fiscal years 2026 through 2030, with the objective of accelerating growth and doubling the revenue of the business from FY25 (through aggressive revenue targets including an $8B maximum target) as well as driving shareholder value creation through a relative TSR (rTSR) modifier. We believe VCP II will create a direct incentivization mechanism for those executives with the greatest responsibility for driving performance against these targets and strongly aligns executives' pay outcomes with their ability to create sustained and substantial stockholder value.

Our Compensation Philosophy

Drive Business Success	Our executive compensation program is designed to drive our success as a market leader in cybersecurity, privacy, identity, and financial wellness.
Pay for Performance	Our focus is to reward for outstanding company and individual performance, team success, and quantitative results that drive our short- and long-term company objectives; we aim to closely align the majority of our executive officers' overall target total compensation via long-term performance-based incentives.
Attract and Retain	We aim to attract and retain high performing and talented executive officers while maximizing long-term stockholder value.
Balancing and Aligning Interests with Stockholders	Equity awards with multi-year vesting and performance requirements help align our executive officers' pay with the creation of long-term stockholder value. In addition, we are sensitive to how equity investments will impact our cost structure and stockholder dilution.

FY26 Performance Highlights and Pay for Performance Alignment

In FY26, we accelerated our growth in a profitable manner, as reflected in the table below. We expanded operating income and EPS as we scaled topline and profitability with operational discipline and a balanced capital allocation approach, returning capital to stockholders and driving stockholder value. Our FY26 performance also included the impact of the MoneyLion acquisition, which closed in April 2025.



We also drove strong results with respect to our key performance metrics, as we increased paid customer count, bookings, revenue and profit for both our Cyber Safety Platform and Trust-Based Solutions year-over-year. Each of these improved key performance metrics is a testament to the increased value we are providing our customers with our expanded product portfolio offerings, channel distribution, and platform monetization.



We believe that the compensation received by our NEOs for FY26 reflects our performance and accomplishments during the past year as well as the rigor of our performance goals. The following table presents a summary of the performance-based components of our FY26 executive compensation program and key FY26 compensation decisions related to prior fiscal year compensation programs.

Component[1]	Metric	Executive Officer Payout
FY26 Executive Annual Incentive Plan (EAIP)	100% based on FY26 bookings growth	135%[3]
	FY26 non-GAAP operating income threshold goal, which must be achieved prior to any payout	Met
	Responsible business modifier (applied after determining payout based on FY26 bookings growth metric)	Not Applied
FY26 Performance-based Restricted Stock Units	50% based on 3-year total shareholder return (TSR) relative to the Nasdaq Composite Index	NA
	50% based on average revenue growth	NA
FY24 Performance-based Restricted Stock Units[2]	50% based on 3-year TSR relative to the Nasdaq Composite Index	156%
	50% based on average bookings growth and average non-GAAP operating margin >50%	200%
VCP II Equity Incentive Award	100% based on revenue growth with relative TSR modifier	NA
VCP I Equity Incentive Award	100% based on stock price hurdles with TSR gate	0%

(1) Please see discussion in the CD&A section of this proxy statement below for more detail regarding how these metrics are calculated. We generally excluded any discussion of PRUs granted in prior fiscal years for which no compensation decisions were made in FY26 or which were earned following the completion of FY26.

(2) Achievement certified by the Compensation and Leadership Development Committee following the end of FY26.

(3) For FY26, the Compensation and Leadership Development Committee certified that FY26 bookings were 156% of target and that the non-GAAP operating income threshold goal was achieved with $2,543 million in non-GAAP operating income. The Compensation and Leadership Development Committee reduced the payout from 156% to 135% to account for differences between original plan assumptions and MoneyLion post-close realities, including the pace of membership and revenue synergies and stronger market growth than was assumed when the original plan was constructed.

Say-On-Pay and Stockholder Engagement

Every year, Gen provides stockholders with the opportunity to approve its executive compensation program on an advisory basis. At our 2025 Annual Meeting of Stockholders, the vote on the fiscal year 2025 (FY25) compensation of our NEOs passed with approximately 93% of the votes cast (excluding abstentions).

In addition to our annual "say-on-pay" vote, we are committed to ongoing engagement with our stockholders to gain valuable insight into the issues that matter most to them and to enable Gen to address them effectively. We routinely interact and communicate with stockholders through a number of forums, including through quarterly earnings presentations, SEC filings (including the Annual Report and Proxy Statement), the Annual Meeting, our in-person Analyst Investor Day, and investor meetings, events and conferences.

During 2026, we completed investor outreach to all of our 20 largest stockholders and held discussions with a majority of those investors. In these meetings, we discussed matters such as Gen's financial results, business model, and corporate governance as well as our executive compensation program. In our offseason engagement following the 2025 Annual Meeting, stockholders did not express any concerns with our executive compensation program, including our VCP II program, which we believe will help to incentivize long-term value creation.

In determining our compensation practices for fiscal year 2027, we were mindful of the feedback provided by stockholders and the results of our most recent advisory vote on executive compensation as well as the need to execute on our VCP II goals while retaining top talent. For these reasons, we determined not to make any changes to our executive compensation program design in FY27. We look forward to continued engagement and dialogue with our stockholders to better meet their needs and expectations.

Our Executive Compensation Program Continues to Reflect Best Governance Practices

Our Compensation and Leadership Development Committee designed our FY26 compensation program to be consistent with leading corporate governance and executive compensation practices:

What We Do

✓	**At risk pay**	The majority of pay for our CEO and other NEOs is at risk and/or performance-based.
✓	**Link to results**	Our short-term incentive compensation is linked directly to our financial results and may be modified by performance against certain responsible business metrics. A significant portion of our long-term incentive compensation is linked directly to multi-year financial results and relative TSR.
✓	**Predetermined goals**	We reward performance that meets our short- and long-term predetermined goals.
✓	**Capped payouts**	We cap payouts under our incentive plans to discourage excessive or inappropriate risk taking by our NEOs.
✓	**Peer group**	We reference a relevant peer group and reevaluate the peer group annually.
✓	**Ownership guidelines**	We have robust stock ownership guidelines for our executive officers and directors.
✓	**Clawback policy**	We have a comprehensive "clawback" policy, applicable to all performance-based compensation granted to our executive officers.
✓	**Double-trigger acceleration**	We only provide for "double-trigger" change-in-control payments and benefits for our executive officers.
✓	**Capped severance**	We do not provide for any potential cash severance payments that exceed more than 2x our executive officers' base salary and target bonus, and we maintain a policy requiring stockholder approval of any cash severance benefits exceeding 2.99 times the sum of an executive officer's base salary plus target bonus.
✓	**Independent consultant**	Our Compensation and Leadership Development Committee retains an independent compensation consultant.
✓	**Say-on-pay**	We hold an annual advisory vote on named executive officer compensation.
✓	**Stockholder engagement**	We seek feedback on executive compensation through stockholder engagement.
✓	**Minimum vesting**	We require one-year minimum vesting on all stock award grants to employees, with very limited exceptions.

What We Don't Do

No performance, no pay	We do not pay performance-based cash or equity awards for unsatisfied performance goals.
No minimum payouts	Our compensation plans do not have minimum guaranteed payout levels.
No automatic increases	We do not provide for automatic salary increases or equity award grants in offer letters or employment agreements.
No short sales, hedging	We do not permit short-sales, hedging or pledging of our stock.
No golden parachutes	We do not provide "golden parachute" excise tax gross-ups.
No excessive severance	We do not provide excessive severance payments.
No SERPs	We do not provide executive pension plans or SERPs.
No excessive perks	We do not provide excessive perquisites.
No repricing	We do not permit the repricing or cash-out of stock options or stock appreciation rights without stockholder approval.
No unvested dividends	We do not permit the payment of dividend or dividend equivalents on unvested equity awards.

Compensation Components

FY26 Component	Form of Compensation	Performance Period	Metrics and Performance Criteria	Details
Base Salary	Cash	Annual	NEO base salary changes reviewed annually by CEO & Compensation and Leadership Development Committee (only the Compensation and Leadership Development Committee for CEO changes)	Page 51
Executive Annual Incentive Plan	Cash	Annual	100% based on Bookings growth with FY26 non-GAAP operating income threshold goal, which must be achieved prior to any payout. Final payout subject to a responsible business modifier -/+10%.	Page 51
Annual Equity Incentive Awards	Performance-based Restricted Stock Unit (PRUs)	Cliff vests at the end of a three-year performance period	50% of PRUs vest in full at end of FY28 based on achievement of our 3-year relative TSR versus the Nasdaq Composite Index.	Page 53
			50% of PRUs vest in full at end of FY28 based on average Revenue growth over a multi-year period.	
	Restricted Stock Unit (RSUs)	Vests annually over three years	Service and time-based vesting.	Page 55
VCP II Equity Award	Performance-based Restricted Stock Unit (PRUs)	Vests at the end of FY30 (April 2030)	100% Revenue growth with rTSR modifier	Page 55

CEO Compensation and Performance Alignment

Our FY26 compensation philosophy is designed around "pay-for-performance" so that a large portion of our CEO's total target direct compensation is "at-risk" and performance-based. In determining the mix of the various reward elements and the value of each component, the Compensation and Leadership Development Committee

considered our CEO's role, the competitiveness of the market for executive talent, company performance, individual performance, internal pay equity, historical compensation, and retention concerns. In addition to these factors, in approving our CEO's VCP II PRU award, the independent members of the Board also considered the need to incentivize our CEO to drive performance against goals closely tied to our transformation objectives and to strongly align his pay outcome with his ability to create sustained and substantial stockholder value creation. Please see "Equity Incentive Awards — Value Creation Program II (VCP II) (FY27-FY30)" below for more information.

The Compensation and Leadership Development Committee and the independent members of the Board take seriously their responsibility to maintain appropriate pay for performance alignment with an emphasis on stockholder value. As of the end of FY26, the realizable value of compensation awarded to our CEO was only 34% of target due to the realizable value attributable to the equity awards granted to our CEO in FY26, including his VCP II PRU award, being equal to 0% of target due to the rigor of the performance goals, as described in more detail below.

CEO Target Pay v. CEO Realizable Pay

Target Pay*	$1,000,000
	$1,500,000
	$8,400,000
	$12,600,000
	$28,000,000
	$51,500,000
Realizable Pay**	$1,000,000
	$2,025,000
	$6,397,967
	$9,596,951
	$0
	$19,019,918

Legend: ■ Base Salary ■ Annual Cash Incentive Award ■ FY26 RSUs ■ FY26 PRUs ■ VCP II PRUs ■ Total

*   "Target Pay" is the sum of (a) our CEO's salary rate for FY26, (b) his FY26 target annual cash incentive award opportunity, and (c) the target grant value of his long-term incentive compensation awards granted in FY26.

**   "Realizable Pay" is the sum of (a) our CEO's salary earned for FY26, (b) his annual incentive award earned for FY26, (c) the value of his RSUs granted in FY26, are valued based on our closing stock price on April 2, 2026, the last trading day of FY26, multiplied by the number of RSUs granted, and (d) the value of PRUs granted in FY26 are valued based on the number of shares that would have been earned based on actual results through April 2, 2026, multiplied by our closing stock price on April 2, 2026. The performance period for VCP II grants runs from the beginning of FY27 through the end of FY30.

FY26 Target Total Direct Compensation

As shown below, the vast majority of our NEOs' target total direct compensation is either variable or "at risk" based on our financial and operating results, individual performance, and our stock price. The at-risk elements of our FY26 program include (i) our annual cash incentive Plan, (ii) our annual equity incentive awards, through which PRUs and time-based RSUs were granted as long-term incentive awards, and (iii) the VCP II equity incentive awards.



FY26 Total Direct Compensation Mix CEO*

- Performance-Based 81% • At-Risk Compensation 98%
- Base Salary 2% • FY26 EAIP 3% • PRUs 26%
- VCP II 52% • RSUs 17%



FY26 Total Direct Compensation Mix except CEO*

- Performance-Based 70% • At-Risk Compensation 96%
- Base Salary 4% • FY26 EAIP 4% • PRUs 17%
- VCP II 49% • RSUs 26%

*   EAIP is reflected at target and does not reflect the actual payout. PRUs and RSUs are reflected at their grant date fair value.

Base Salary

Philosophy	Provide fixed compensation to attract and retain key executives.
Considerations	Key executives' salaries reviewed and set annually by the CEO & Compensation and Leadership Development Committee (or just the Compensation and Leadership Development Committee with respect to CEO salary).
	Role and responsibilities, past and anticipated future contributions, positioning relative to our compensation peer group, internal pay equity and our overall salary budget.
	Annual salary review by CEO for other executives.

Annual Cash Incentive Award

Philosophy	Establish appropriate, market competitive, short-term performance measures to help drive future growth and profitability, and support accountability and progress towards our responsible business goals.
	Reward achievement of short-term performance measures consistent with financial plan and responsible business strategy.
Target Amount Considerations	Role and responsibilities, past and anticipated future contributions, positioning relative to our compensation peer group and internal pay equity.
	Desired market position for each NEO.
Award Design Considerations	We believe program metrics strongly correlate with stockholder value creation, are transparent to investors, balance growth and profitability.
	Metrics are established based on a range of inputs, including short-term growth objectives for our products, external market economic conditions, the competitive environment, our internal budgets and market expectations, and our talent management strategy.
	Financial and operating performance payout curves set to substantially drive increased customer subscriptions and profit in accordance with our FY26 financial plan.
Performance Conditions	Bookings growth and non-GAAP operating income targets, with a modifier (+/- 10%) based on progress towards multi-year responsible business goals.
	See Annex A for the definition of bookings and a reconciliation of non-GAAP operating income to GAAP operating income.

Annual Equity Incentive Awards

Philosophy	Establish appropriate, market competitive, performance measures to substantially drive future short- and long-term growth and profitability.
	Multi-year vesting and performance requirements help align our NEOs' pay with the creation of long-term shareholder return.
	Provide meaningful and appropriate incentives for our long-term success to attract and retain talent in a highly competitive market.
	Reward NEOs for creating stockholder value over the long term.
Grant Mix	Equity awards are a mix of PRUs and RSUs, with PRUs comprising the majority.
Target Amount Considerations	NEO's role and responsibilities, past and anticipated future contributions, the NEO's past award amounts and the amount of unvested equity held by the NEO, positioning relative to our compensation peer group and internal pay equity.
Award Design Consideration	NEOs should be incentivized to drive long-term financial performance, including stock price appreciation.
	Metrics should align with long-term financial and operational goals and balance top-line growth with profitability.
	There should be a relative performance measure that reflects the potential opportunity cost of investing in Gen versus other Nasdaq companies.
	Attract and retain valuable NEOs.
Vesting Conditions	50% of PRUs vest in full at end of FY28 based on achievement of 3-year relative TSR versus the Nasdaq Composite Index.
	50% of PRUs vest in full at end of FY28 based on average revenue growth over a three-year period (FY26 to FY28).
	RSUs are time-based and vest annually over three years: (33%/33%/34%).

VCP II Equity Incentive Awards

Philosophy	Align leadership team to deliver on the second phase of the transformation of Gen that is required to diversify its business and further develop its trust-based solutions and deliver outsized stockholder returns.
	Drive sustained and substantial stockholder value creation, as well as alignment of executive and stockholder interests, through 100% performance-based long-term equity incentive awards with an extended four-year performance period
	Utilize aggressive revenue hurdles to double the company's FY25 revenue while delivering extraordinary outperformance that significantly increases total shareholder return on a relative basis.
	Service requirement through the payout date, which will occur following the completion of a four-year performance period (FY27 to FY30) and nearly 5 years from the grant date, to align, motivate and retain key employees during the next phase of the company's transformation. The VCP II PRUs are not eligible for retirement vesting.
	Measurement period for the operational metrics will not commence until the start of FY26 after the completion of VCP I to align executives and avoid overlapping incentives.
Grant Mix	100% PRUs.
Target Amount Considerations	NEO's role and responsibilities, past and anticipated future contributions, the NEO's past award amounts and the amount of unvested equity held by the NEO, internal pay equity, the rigor of the performance targets and the at-risk nature of the 100% performance based long term grants. The award size for each executive is approximately 1 times the target value on the date of grant of each executive's FY26 annual equity incentive award with some variability.
Vesting Conditions	PRUs vest in full following the completion of FY30 based on the achievement of outsized revenue growth targets that require extraordinary organic growth and/or synergistic acquisitions, subject to a modifier based on our relative TSR versus the Nasdaq Composite Index, which sets the target payout level at the index 55th percentile against the Nasdaq Composite. No compensation will be earned from this award unless one of the outsized revenue growth goals is achieved. The maximum payout for this award is 600% of target if achievement of both Revenue and the relative TSR ("rTSR") modifier are realized.

Base Salary

The following table presents each NEO's annual base salary for FY26. All NEOs received an increase in base salary in FY26 based on their individual performance, company performance and market competitiveness and internal equity considerations.

Named Executive Officer	FY25 Annual Salary ($)	FY26 Annual Salary ($)	% Increase
Vincent Pilette	950,000	1,000,000	5.3%
Natalie Derse	600,000	650,000	8.3%
Bryan Ko	530,000	600,000	13.2%

Executive Annual Incentive Plan (EAIP)

The following table presents each NEO's target incentive for FY26 under the FY26 Executive Annual Incentive Plan (the FY26 EAIP) expressed as a percentage of base salary. Each NEO received an increase in their target incentive opportunity in FY26 as compared to FY25 based on their individual performance, company performance and market competitiveness and internal equity considerations.

Named Executive Officer	FY25 Individual Incentive Target (%)	FY25 Target ($)	FY26 Individual Incentive Target (%)	FY26 Target ($)	Individual Incentive Target % Increase
Vincent Pilette	125	1,187,500	150	$1,500,000	20%
Natalie Derse	100	600,000	100	$ 650,000	0%
Bryan Ko	80	424,000	100	$ 600,000	25%

The actual payout amount for each NEO under the FY26 EAIP was determined using the same formula as in FY25.


FY26 Company Performance
0% - 200%
Responsible Business Modifier
Base Salary ($)
×
NEO FY26 EAIP Target (%)
×
Average Achievement % of:
100% based on Bookings growth with FY26 non-GAAP operating income threshold goal
+/-
+/- 10% of Payout ($)
=
FY26 EAIP Individual Payout Amount ($)

Executive Annual Incentive Plan — Company Performance Metrics

The Compensation and Leadership Development Committee selected company performance metrics under the FY26 EAIP to create strong alignment between company performance and NEO annual incentive payouts.

Measure	Definition	Purpose
Non-GAAP Operating Income (Threshold Goal Prior to Any Payout)	"Non-GAAP operating income," as described in "Annex A — Reconciliations" in this proxy statement.	Non-GAAP operating income aligns to our long-term business model to increase Gen's profitability.
Bookings Growth (weighted 100%)	"Bookings," as described in "Annex A — Reconciliations" in this proxy statement.	Bookings aligns to Gen's growth objectives by incentivizing our executives to drive new customer subscriptions.

If the FY26 non-GAAP operating income threshold goal of obtaining FY25 operating income was achieved, any payout under the FY26 EAIP would then be determined based on bookings growth achievement, subject to

adjustment upwards or downwards for each NEO by up to 10% based on progress made towards certain responsible business goals. While the non-GAAP operating income threshold goal needed to be achieved for the NEOs to receive an EAIP payout, achievement of non-GAAP operating income in excess of the threshold goal did not impact the EAIP corporate funding percentage and the bookings growth threshold goal also had to be achieved in order for the EAIP to be funded. Both the threshold and target booking goals were set above prior year results and the maximum possible payout for the FY26 EAIP was limited to 200% regardless of the responsible business modifier.

	Bookings Percent of Plan[1]	Funding (%)
Threshold	95%	25%
Target	100%	100%
Max	103%	200%

[1] Funding based on linear interpolation for performance between threshold and target and target and maximum performance. We do not disclose actual dollar performance goals for competitive reasons.

Executive Annual Incentive Plan — Company Results

For FY26, the Compensation and Leadership Development Committee certified that FY26 bookings were 156% of target and that the non-GAAP operating income threshold goal was achieved with $2,543 million in non-GAAP operating income. The Compensation and Leadership Development Committee reduced the payout from 156% to 135% to account for differences between original plan assumptions and MoneyLion post-close realities, including the pace of membership and revenue synergies and stronger market growth than was assumed when the original plan was constructed. The following graph shows the threshold, target, and maximum payouts under the FY26 EAIP, along with actual company performance and funding.



FY26 EAIP

In addition to our bookings growth metric and non-GAAP operating metric achievement, the EAIP had a +/- 10% responsible business modifier that could be applied to the final EAIP payout at the discretion of the CEO & Compensation and Leadership Development Committee, which was based on the achievement against certain responsible business goals, and each NEO's contributions toward such goals. The responsible business modifier was not applied to any NEO's bonus in FY26 and consequently had no bearing on the payout.

Executive Annual Incentive Plan — FY26 Payout Results

NEO	Base Salary ($)	Annual Incentive Target (%)	Company Performance Funding Achievement (%)	Responsible Business Modifier (%)(+/-)	Individual Payout Amount ($)
Vincent Pilette	1,000,000	150	135	0	$2,025,000
Natalie Derse	650,000	100	135	0	$ 877,500
Bryan Ko	600,000	100	135	0	$ 810,000

Equity Incentive Awards

Annual Equity Incentive Awards — Overview

The primary purpose of our annual equity incentive award program is to align the interests of our NEOs with those of our stockholders by rewarding the NEOs for creating stockholder value over the long term. By compensating our NEOs with annual equity incentive awards, our NEOs have an opportunity to realize a stake in Gen's financial future. The gains realized in the long term depend on our NEOs' ability to drive the financial performance of Gen and our stock price performance.

When granting annual equity incentive awards to NEOs, we consider their role and responsibilities, past and anticipated future contributions, the NEO's past award amounts and the amount of unvested equity held by the NEO, positioning relative to our compensation peer group, internal pay equity and gains recognizable by the NEO from equity awards made in prior years.

The following table presents the grant date target value of each NEO's total target annual equity incentive award for FY26. Each NEO received an increase in the grant date target value of their total target annual equity incentive in FY26 as compared to FY25 based on the considerations described above.

Named Executive Officer	FY25 Grant Target Value ($)	FY26 Grant Target Value ($)	% Increase
Vincent Pilette	$14,500,000	$21,000,000	45%
Natalie Derse	$ 5,000,000	$ 5,750,000	14%
Bryan Ko	$ 4,000,000	$ 5,500,000	38%

The Board and the Compensation and Leadership Development Committee believed that for the FY26 annual equity incentive award program, a mix of PRUs and RSUs continued to be the appropriate annual long-term equity incentive for NEOs.

All NEOs received 60% of the grant date target value of their target annual equity incentive award in the form of PRUs and 40% in the form of RSUs. This mix is a common practice among the external market and our FY26 peer group, and we believe that such a mix will motivate our NEOs to contribute to our long-term success and stock price appreciation while also encouraging long-term retention.



FY26 Target Equity Award Opportunity CEO — PRUs 60%, RSUs 40%

FY26 Target Equity Award Opportunity NEOs except CEO — PRUs 60%, RSUs 40%

Annual Equity Incentive Awards — FY26 Performance-based Restricted Stock Units

In FY26, each of our NEOs received a grant of FY26 PRUs, which vest based on the achievement of two equally weighted metrics:

- Three-year relative TSR measured against the Nasdaq Composite Index; and
- Three-year Average Revenue Growth Percentage ending March 31, 2028.

In FY26, we maintained the relative TSR metric and replaced the bookings growth and non-GAAP operating margin goal with a three year revenue growth goal measured at the end of fiscal year 2028 (FY28). This change was made to help refocus and drive our executives to deliver on increasing long-term revenue growth, rather than bookings and operating margin, which are already accounted for in our short-term incentive plan. We believe that increasing long-term revenue growth is critical to delivering long-term stockholder returns.

The Board and the Compensation and Leadership Development Committee retained the relative TSR component of our PRU design as they believe that TSR promotes stockholder alignment and creates an unambiguous link between the compensation of our NEOs and long-term enterprise value creation since this metric is directly linked to our long-term TSR relative to the Nasdaq Composite Index. The Board and the Compensation and Leadership Development Committee continue to believe that the use of the Nasdaq Composite Index is an appropriate benchmark given the broad-based nature of the index, the inclusion of Gen in the index, and because the Nasdaq Composite Index represents a broad representation of the potential opportunity cost of investing in Gen from an investor's perspective.

The table and charts below provide more information regarding our FY26 PRU design:

Metric	Measurement Period	Metric Objective (50% of Target)	Vesting Conditions
3-year relative TSR vs. Nasdaq Composite Index	FY26-FY28	Measures our long-term performance against companies in the Nasdaq to drive enterprise value creation.	Earned portion vests at end of FY28.
3-year Revenue Growth	Average over FY26-FY28	Measures average revenue growth as measured over a multiple year period to drive topline growth.	Earned portion vests at end of FY28.

FY26 PRU Design — TSR Component


FY26
FY27
FY28
50% 3-year Relative TSR vs. Nasdaq Composite Index
Payout Range 0% - 200%

FY26 PRU Design — Revenue Growth Component


FY26
FY27
FY28
50% 3-year Average Bookings Growth
Payout Range 0% - 200%

The following charts present the threshold, target and maximum performance levels and payouts of the relative TSR, bookings and non-GAAP operating margin goals:



FY26-FY28 3-Year Revenue CAGR



FY26 3-Year Relative TSR PRU Component

Achievement under the FY26 PRUs will not be certified by the Compensation and Leadership Development Committee until the end of FY28 and each participating NEO must remain in service through the end of the performance period.

The following table summarizes the number of PRU awards granted to our NEOs in FY26 and their target grant value as compared to their accounting value.

NEO	PRU Type	Target PRUs (# of Units)	Target Grant Value ($)	Accounting Value ($)
Vincent Pilette	TSR	254,022	$6,300,000	$13,315,833
	CAGR	254,022	$6,300,000	$ 7,318,374
Natalie Derse	TSR	69,554	$1,722,000	$ 3,646,021
	CAGR	69,554	$1,722,000	$ 2,003,851
Bryan Ko	TSR	66,530	$1,650,000	$ 3,487,503
	CAGR	66,530	$1,650,000	$ 1,916,729

Annual Equity Incentive Awards - FY26 Restricted Stock Units

RSUs represent the right to receive one share of Gen common stock for each vested RSU upon the settlement date, subject to continued employment through each vesting date. The RSUs were granted for long-term retention purposes as they provide a payout opportunity to the NEOs only if they remain employed through the applicable vesting dates, which extend over multiple years, and because the payout opportunity is directly linked with stockholder value and executive efforts over a multi-year time frame. The following table summarizes the number of RSU awards granted to our NEOs in FY26, their target grant value and equivalent accounting value, and their vesting criteria.

NEO	Target RSUs (# of RSUs)	Target Grant Value ($)	Accounting Value ($)	Vesting Criteria[1]
Vincent Pilette	338,696	$8,400,000	$9,757,832	33%/33%/34%
Natalie Derse	92,738	$2,296,000	$2,671,782	33%/33%/34%
Bryan Ko	88,706	$2,200,000	$2,555,620	33%/33%/34%

(1) RSUs vest on each of May 1, 2026, May 1, 2027, and May 1, 2028, subject to service through the applicable vesting date.

Equity Incentive Awards — Value Creation Program II (VCP II) (FY27-FY30)

Background, Philosophy and Decision-making Process

In July 2025, in conjunction with its annual compensation review process, the independent members of the Board approved VCP II, a long-term value creation program for a select set of key executives of the Company who are leading the second phase of our transformation to further diversify our business and materially accelerate the growth of our trust based solutions in financial wellness and beyond. The purpose of the award is to create a direct incentivization mechanism for executives with the greatest responsibility for driving performance against goals closely tied to our transformation objectives and strongly aligns executives' pay outcomes with their ability to create sustained and substantial stockholder value creation.

The Company's CEO and leadership team demonstrated strong strategic leadership over the course of our first phase of our transformation, beginning with the creation of a consumer-focused cyber safety company in 2019 and most recently with the Company's acquisition of MoneyLion and creation of a synergistic trust-based solutions business. Under our CEO's leadership, the Company transformed from legacy cyber security products towards an AI-powered identity-first platform that serves as a daily cyber safety companion. As a result, the company nearly doubled revenue going from $2.5B in FY20 to $5.0B in FY26, and nearly tripled EPS from $0.90 per share to $2.56 per share over the same period. This team's proven track record underpins the Compensation and Leadership Development Committee's and Board's conviction that this continues to be the right leadership team to lead the second phase of our transformation.

Given the incredible amount of sustained focus, effort and leadership that is now needed to navigate the Company through the second chapter of its transformation and deliver on its lofty value creation goals, the Compensation and Leadership Development Committee, in consultation with its independent compensation consultant, external counsel and the independent members of the full Board, determined that VCP II was in the best interests of the Company and its stockholders. The VCP II also encourages continuity within the leadership team in a highly competitive market for CEO and executive talent.

Target Grant Value

The target award value for each executive is approximately 1 times the target grant value of each executive's FY26 annual equity incentive award with some variability. In determining the award size, the Compensation and Leadership Development Committee and the independent members of the Board considered, among other things, each NEO's role, responsibilities and performance, the holding power of each executive's existing unvested equity awards, market data from our compensation peer group, the difficulty of achieving the revenue goals, and the fact that 100% of the awards are performance-based.

Vesting and Performance Conditions

VCP II is 100% performance-based and designed to incentivize extraordinary outperformance that significantly increases revenue on an absolute basis and rewards strong total shareholder returns on a relative basis. The performance measurement period for revenue growth commenced after the completion of the existing VCP I at the end of fiscal year 2026 and spans four fiscal years (FY27 to FY30). VCP II has outsized revenue growth targets to motivate the leadership team to double the Company's FY25 revenue by the end of FY30 and does not provide for any payout unless the Company's revenue has increased by at least 50%. To ensure that revenue is grown in alignment with shareholder interests, the awards also utilize a relative TSR modifier which both sets the target payout level at the index 55th percentile against the Nasdaq Composite and caps payouts at target in the event the Company's absolute TSR is negative.

Revenue Growth Targets. The number of VCP PRUs that may be earned based on revenue growth during the performance period will range from 0% to 300% of the total VCP target grant, and will be determined by the Compensation and Leadership Development Committee, based upon the Company's highest annual revenue for any four consecutive quarters during the performance period, as measured against the revenue targets set forth in the following chart (Revenue Targets). In no event may any VCP PRU be earned if the highest achieved annual revenue is below the Target Level. For the avoidance of doubt, revenue targets can be achieved at any time during the performance period, and the highest four consecutive quarter achievement during the performance period shall be utilized to determine the number of VCP PRUs earned upon the vesting date of the last day of FY30. Performance between the Target Level and Accelerated Level and between the Accelerated Level and the Maximum Level will be determined based on a linear interpolation between the applicable performance levels.

Performance Levels	Annual Revenue Targets	VCP Performance %
Below Target Level	<$6 Billion USD	0%
Target Level	$6 Billion USD	100%
Accelerated Level	$7 Billion USD	200%
Maximum Level	$8 Billion USD	300%

Relative TSR Modifier Targets. The VCP revenue performance will be multiplied by the rTSR Performance Modifier as set forth in the following chart to determine the number of VCP PRUs earned upon the vesting date of the last day of FY30. The rTSR will be determined by the Compensation and Leadership Development Committee, based upon the Company's TSR performance as measured against the TSR performance of the companies comprising the Nasdaq Composite Index from the date of grant (in FY26) through the end of the performance period, as set forth in the following chart ("**rTSR Modifier Targets**"). Performance between the Threshold Level and Target Level and between the Target Level and the Maximum Level will be determined based on a linear interpolation between the applicable performance levels.

Performance Levels	Revenue Target	rTSR Modifier Targets	rTSR Performance Modifier
Threshold Level	$6 Billion or Above	0 to 25th% rTSR	0.5[(1)]
Target Level	$6 Billion or Above	55th % rTSR	1.0
Maximum Level	$6 Billion or Above	75 to 100th %rTSR	2.0

(1) If TSR is negative during the rTSR period, VCP is capped at 100%.

In the event that absolute TSR is negative during the period used to calculate the rTSR in no event will the final VCP performance be greater than 100%.

VCP performance goals are intended to account for potential strategic transactions, and incremental revenue from any acquisitions or strategic transactions shall be included in the performance calculations.

Service Vesting Requirement. The awards cliff vest following the end of FY30, subject to continuous service through the vesting date. The VCP II PRUs are not eligible for retirement vesting.

The rationale for these vesting requirements is set forth below:

Vesting Requirement	Rationale
Revenue growth targets that require extraordinary organic growth and/or synergistic acquisition	Aggressive revenue hurdles were selected to align leadership team to deliver on the second phase of the transformation of Gen that is required to diversify its business and further develop its trust-based solutions, which we believe is critical to driving long-term value creation
TSR modifier based on our relative TSR versus the Nasdaq Composite Index **Target payout level is set at the index 55th percentile against the Nasdaq Composite Index, with a maximum payout of target (100%) if absolute TSR is negative**	A relative TSR modifier aligns executive and stockholder interests and rewards outsized stockholder returns on a relative basis Target-level payouts should require above-median relative performance, and negative TSR should not result in any increase in payout The Nasdaq Composite Index is an appropriate benchmark given the broad-based nature of the index, the inclusion of Gen in the index, and because it represents a broad representation of the potential opportunity cost of investing in Gen from an investor's perspective.
5 year performance period and service requirement **No retirement vesting**	A lengthy performance period and service requirement with no retirement vesting drives sustained and substantial stockholder value creation and will help to align, motivate and retain key employees

The following table summarizes the number of VCPII PRU awards granted to our NEOs in FY26 and their target grant value as compared to their accounting value.

NEO	Target PRUs (# of Units)	Target Grant Value ($)	Accounting Value ($)
Vincent Pilette	954,540	$28,000,000	$50,103,805
Natalie Derse	238,635	$ 7,000,000	$12,525,951
Bryan Ko	238,635	$ 7,000,000	$12,525,951

TARGET GRANT VALUES VERSUS ACCOUNTING VALUES

The target grant value of PRU awards granted in FY26 that are earned based on the achievement of rTSR does not match the amounts reported for these awards in the "Stock Awards" column in the Summary Compensation Table and the "Grant Date Fair Value of Stock and Option Awards" column in the Grants of Plan-Based Awards Table. The target grant value of PRU awards, which were granted under VCP II and the annual PRU awards, which are earned based on rTSR, is equal to the dollar amount of PRU awards approved by the Compensation and Leadership Development Committee. However, for purposes of the Summary Compensation Table and Grants of Plan-Based Awards Table, pursuant to SEC rules, the value of such PRU awards is equal to their accounting value (also referred to as grant date fair value) as calculated under FASB ASC Topic 718 using a Monte Carlo simulation performed as of the date of grant. Changes in the Company's stock price and other inputs in the Monte Carlo valuation may cause the grant date fair value of awards calculated using this method to be above or below target in any given year. Notably, the accounting value of the Company's VCP II PRU grants and FY26 annual TSR PRUs significantly exceeds their target grant value.

The target grant value of our annual PRUs, which are earned based on revenue growth or booking and operating margin and the target grant value of our annual time-based RSUs are equal to the dollar amounts of equity awards approved by the Compensation and Leadership Development Committee. However, for purposes of the Summary Compensation Table and Grants of Plan-Based Awards Table, pursuant to SEC rules, the value of such awards is equal to their accounting value in the "Stock Awards" column in the Summary Compensation Table and the "Grant Date Fair Value of Stock and Option Awards" column in the Grants of Plan-Based Awards Table as calculated by multiplying the number of stock units by the closing stock price on the date of grant.

If the target grant values of the VCP II PRUs and FY26 annual TSR PRUs were reflected in the Summary Compensation Table instead of the accounting values of these awards, the total compensation amount for each NEO would be reduced significantly as shown in the table below.

NEO FY26 Compensation (Target Grant Value vs Accounting Values)[1]

Name and Principal Position	Fiscal Year	Salary ($)	Stock Awards (Assuming Granted Values) ($)[2]	Stock Awards (Assuming Accounting Values) ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total (Assuming Target Values) ($)[2]	Total (Assuming Accounting Values) ($)
Vincent Pilette	FY26	$986,538.00	$49,000,000	$80,495,844.00	$2,025,000.00	$74,926.00	$52,860,464	$83,582,308.00
Natalie Derse	FY26	$636,538.00	$12,750,000	$20,847,605.00	$ 877,500.00	$ 6,404.00	$14,270,442	$22,368,047.00
Bryan Ko	FY26	$581,154.00	$12,500,000	$20,485,803.00	$ 810,000.00	$63,565.00	$13,954,719	$21,940,522.00

(1) This table is not intended to be a substitute for the Summary Compensation Table. For more information regarding the amounts, which appear in this table (other the amounts which appear in the "Stock Awards (Assuming Target Values)" column), please see the Summary Compensation Table on page 70.

(2) Reflects target grant value of stock awards rather than the accounting or grant date fair value as calculated under FASB ASC Topic 718.

Annual Equity Incentive Awards — Previously Granted FY24 Performance-based Restricted Stock Units

In FY24, each of our NEOs received a grant of FY24 PRUs which vested at the end of FY26. The FY24 PRUs vested based on the achievement of two equally weighted metrics:

- Three-year relative-TSR measured against the Nasdaq (Relative TSR Metric); and

- Three-year plan measuring Average Bookings Growth Percentage plus Average non-GAAP Operating Margin Percentage Greater than 50% over the three-fiscal year period ending April 3, 2026 (Bookings and Operating Margin Metric).

Metric	Measurement Period	Metric Objective (50% of Target)	% Of Target Achievement
3-year relative TSR vs. Nasdaq	FY24-FY26	Measures our long-term performance against companies in the Nasdaq to drive enterprise value creation.	156%
3-year Average Bookings Growth Plus Average Non-GAAP Operating Margin Points >50%	Measured over a three-year period from FY24-FY26	Measures average bookings growth and average non-GAAP operating margin growth over 50% as measured over a multiple year period to drive topline growth as well as profitability.	200%
		Total Final Achievement	178%

FY24 PRU Design — TSR Component



FY24 PRU Design — Revenue Growth Component



The following charts summarize the potential threshold, target and maximum performance levels and payouts of the Relative TSR Metric and the Bookings and Operating Margin Metric:

FY24-FY26 3-Year Bookings Growth % + Operating Margin % >50%



FY24-FY26 3-Year Relative TSR

Following the end of FY26, the Compensation and Leadership Development Committee certified the final performance achievement of the FY24 PRUs at 178% of target, based on final Bookings Growth plus Average non-GAAP Operating Margin above 50% metric achievement of 200% of target and final Relative TSR metric achievement of 156%, which resulted in the release of shares to each NEO as set forth in the table below.

NEO	FY24 PRU Award Target Amount (#)	FY24 PRUs Earned (#)
Vincent Pilette	390,478	695,051
Natalie Derse	137,010	243,878
Bryan Ko	102,758	182,909

Previous Granted Equity Incentive Awards—FY22 Value Creation Program I (VCP I) (FY22-FY26)

VCP I was adopted in FY22 to align, incentivize and retain key executives in connection with the Avast acquisition, which was a key milestone in the first phase of Gen's transformation. The first phase of the transformation strategy was focused on realizing synergies to help build technical and go-to-market capabilities, building scale, and developing a foundational platform that powers consumers' digital freedom.

The Compensation and Leadership Development Committee designed the VCP I PRUs to directly align our NEOs' economic interests with the long-term economic interests of our stockholders by delivering realizable value only if we achieve aggressive stock price growth. The number of VCP PRUs that could have been earned during the performance period could have ranged from 0% to 300% of the target shares granted, based upon the Company's stock price appreciation, as measured against certain stock price targets (the Stock Price Targets) and subject to the achievement of certain relative TSR threshold targets, in each case, as set forth in the following chart (rTSR Gates).

Performance Levels	Stock Price Targets	rTSR Gates	VCP PRU Payout %
Below Threshold	Below $35/per share results in no payout	Below 25th percentile TSR ranking relative to Nasdaq composite index results in no payout	0%
Threshold	$35/per share (Equal to ~52% appreciation and ~68% appreciation of our stock at the time of grant for our CEO and President, respectively)	At least 25th percentile ranking required for payout from 50% to 100%	50%
Target	$40/per share (Equal to ~73% appreciation and ~92% appreciation of our stock at the time of grant for our CEO and President, respectively)	At least 25th percentile ranking required for payout from 50% to 100%	100%
Above Target	$50/per share (Equal to ~117% appreciation and ~141% appreciation of our stock at the time of grant for our CEO and President, respectively)	At least 50th percentile ranking required for payout over 100%	200%
Maximum	$60/per share (Equal to ~160% appreciation and ~189% appreciation of our stock at the time of grant for our CEO and President, respectively)	At least 50th percentile ranking required for payout over 100%	300%

Achievement of the Stock Price Targets and rTSR gates was determined by measuring the average closing price of the Company's stock and the companies comprising the Nasdaq Composite Index over any 90-calendar day period through the end of FY26.

Final achievement for VCP I was 0% as the $35 per stock price target was not achieved and no PRUs were earned. For more information on VCP I, including the specific targets, please see the "Compensation Discussion and Analysis" in our proxy statement, which was filed on July 31, 2023.

NEO	VCP I PRU Award Target Amount (#)	VCP I PRUs Earned (#)
Vincent Pilette	425,393	0
Natalie Derse	209,251	0
Bryan Ko	209,251	0

Benefits

In addition to the compensation components described above, the following benefits are provided at the end of FY26.

FY26 Benefit[1]	Philosophy and Rationale
401k Plan with Company matching Health and Dental Coverage Life Insurance Disability Insurance Unlimited Time Off	Provides our NEOs with competitive broad-based employee benefits on the same terms as are generally available to the majority of our employees.
Reimbursement for up to $25,000 for financial planning services.[2]	Provides financial planning assistance given the complexity of executive officer compensation and financial arrangements to allow executives to concentrate on their responsibilities and our future success.
Reimbursement for up to $50,000 for Medical Concierge Benefit[3]	Provides additional medical benefit allowance to align with market practice.
Reimbursement for up to $10,000 for Security[3]	Provides security benefit allowance to align with market practice
Retirement Benefit[3]	Provides ability to elect retirement and continued vesting of equity awards upon separation (with PRUs vesting pro rata)

(1)   The Company previously provided executives with the ability to defer their compensation pursuant to a nonqualified deferred compensation plan, which was frozen prior to the start of FY24.

(2)   Increased from $10,000 to $25,000 in June 2025.

(3)   Added in June 2025.

Severance and Change of Control Benefits

The following table provides information regarding the severance arrangements that we have with our NEOs as of the end of FY26. Details of each individual NEO's severance arrangements, including estimates of amounts payable in specified circumstances in effect as of the end of FY26, are disclosed in "FY26 Executive Compensation," above and under "Potential Payments Upon Termination or Change-in-Control," below.

Attract and Retain Executives	Intended to ease an NEO's transition due to an unexpected employment termination or retain an NEO through a significant corporate transaction.
Align Interests with Stockholders	Mitigate any potential employer liability and avoid future disputes or litigation; retain and encourage our NEOs to remain focused on our business and the interests of our stockholders when considering or implementing strategic alternatives.
At-will Employment	The employment of our NEOs is "at will," meaning we can terminate them at any time, and they can terminate their employment with us at any time.
Amount and Conditions for Severance	Severance arrangements should be designed to: (i) provide reasonable compensation to executive officers who leave Gen under certain circumstances to facilitate their transition to new employment and (ii) require a departing executive officer to sign a separation and release agreement acceptable to us as a condition to receiving post- employment compensation payments or benefits.
Acceleration upon Death, Disability or in the Event of Involuntary Termination	PRU and RSU acceleration is consistent with the practice of many of our peers and encourages our employees to remain employed with us.
Double-Trigger Acceleration	"Double-trigger" provisions promote morale and productivity and encourage executive retention in the event of a corporate transaction.
Acceleration if Awards are Not Assumed or Substituted in a Corporate Transaction	We believe that such benefits preserve the retention power of unvested equity following a change in control of the Company and also provide for a reasonable benefit in the event that awards are not continued.
Executive Severance and Retention Plan	The Executive SRP provides severance, change-in-control, and retirement benefits to certain executive officers and other designated employees of the Company, including the Company's named executive officers ("NEOs"), as described below and subject to the execution of a release of claims.

Key Compensation and Governance Policies

The following table summarizes the key compensation and governance policies applicable to our NEOs:

Policy	Considerations	Material Features
Stock Ownership Guidelines	Promote stock ownership in Gen. More closely align the interests of our executive officers with those of our stockholders.	6x base salary for CEO and President.
		3x base salary for CFO.
		2x base salary for other Section 16 officers.
		Must comply by the later of (i) 5 years from Executive Leadership Team Member designation or (ii) if already an Executive Leadership Team Member, three (3) years from the date of promotion to a role with a higher minimum holding requirement.
		During 5-year or 3-year transition period, as applicable, must retain at least 50% of net-settled equity award shares until ownership requirement is met.
		During the 1-year period following the exercise of any option or option-like award granted to the CEO, the CEO must retain 100% of the net shares acquired from the Company pursuant to such exercise (i.e., shares remaining after deducting shares used to cover any exercise price and any applicable tax liability).
		Includes shares owned outright (including shares held in "street name" and shares held in trust that are deemed to be beneficially owned for Section 16 reporting purposes), and excludes stock options (whether vested or unvested) and unvested PRUs and RSUs. As of June 15, 2026, all continuing NEOs have reached ownership requirements or have remaining time to do so.
Anti-Hedging Policies	Permitting hedging is viewed as a poor pay program practice, as it insulates executives from stock price movement and reduces alignment with stockholders.	All directors and employees, including executive officers, are prohibited from short-selling company stock or engaging in transactions involving company-based derivative securities.
	This policy was established in part to avoid potential or apparent conflict of interests resulting from bets against or hedges regarding our performance.	"Derivative Securities" are options, warrants, convertible securities, stock appreciation rights or similar rights whose value is derived from the value of an equity security, such as company stock.
		This prohibition includes, but is not limited to, trading in company-based option contracts or engaging in other hedging transactions (for example, buying and/or writing puts and calls, equity swaps, collars, exchange funds, transacting in straddles and the like).
		Holding and exercising options or other derivative securities granted under Gen's equity incentive plans and holding the contingent value rights acquired in connection with Gen's acquisition of MoneyLion are not prohibited by this policy.
		Waivers may be granted with respect to arrangements that were in existence before becoming a director or employee.

Policy	Considerations	Material Features
Anti-Pledging Policies	Pledging raises potential risks to stockholder value, particularly if the pledge is significant.	Covered persons are prohibited from holding company securities in a margin account or pledging company securities as collateral for a loan.
Insider Trading Policy	Prohibit corporate insiders from taking advantage of material non-public information.	CEO and President and CFO are required to preclear any open market transactions with the General Counsel and are encouraged to use Rule 10b5-1 stock trading plans. Prohibits the purchase or sale of securities while in possession of material non-public information.
Clawback Policy	Permits us to recoup performance-based cash and equity awards when such awards were not properly earned or when executives have engaged in inappropriate actions.	Applies to all executive officers. Allows recoupment of performance-based cash and equity awards if (i) we are required to restate our financial statements due to the Company's material noncompliance with any financial reporting requirement under applicable securities laws, or (ii) an executive officer violates certain company policies, including Gen's Code of Conduct, Financial Code of Ethics or other Company policies.
Stockholder Approval Policy for Severance Arrangements	Reflects the Compensation and Leadership Development Committee's long-standing self-imposed limit on cash severance benefits.	The Board will seek stockholder approval, before the Company enters into any new employment agreement, severance agreement or similar arrangement with any executive officer of the Company, or before the Board or the Compensation and Leadership Development Committee establishes any new severance plan or policy covering any executive officer of the Company, in each case, that provides for cash severance benefits exceeding 2.99 times the sum of the executive officer's base salary plus target bonus.

Approach to Determining Compensation

We are committed to the following pay philosophy and practices described below.



Compensation and Leadership Development Committee Decision Process

The Compensation and Leadership Development Committee generally oversees the compensation of our NEOs and our executive compensation program and initiatives. The Board will from time to time make decisions regarding the compensation of our CEO and other NEOs when such decisions do not relate to our annual executive compensation program and are tied to our overall business strategy and/or are in connection with transformative strategic transactions.

The Compensation and Leadership Development Committee typically reviews executive officer compensation, including base salary, short-term incentives and long-term incentives in the first quarter of each fiscal year. This is timed to align to the fiscal year start and to enable evaluation and incorporation of competitive market compensation levels and practices based on the most recently completed year. In connection with this review, the Compensation and Leadership Development Committee carefully considers any feedback or input it may receive from our CEO and from other sources when evaluating the performance of each executive officer. The Compensation and Leadership Development Committee then sets or in the case of our CEO makes recommendations regarding each NEO's target total direct compensation for the (current) year as an outcome of this review and the other factors described below.

The Compensation and Leadership Development Committee has based most, if not all, of its prior compensation determinations and recommendations, including those made for FY26, on a variety of factors, including:

- A focus on pay-for-performance
- A total rewards approach
- An appropriate pay mix
- Appropriate market positioning and competitiveness
- Avoidance of compensation arrangements that encourage excessive or inappropriate risk taking by our executive officers
- In the case of equity awards, burn rate and dilution
- Company performance and individual performance
- Internal pay equity
- Retention of Key Executive Talent
- Gen's financial condition and available resources
- The accounting and cash flow implications of various forms of executive compensation
- Our need for a particular position to be filled
- The recommendations of our CEO (other than with respect to his own compensation)
- The feedback of our stockholders and investors

As discussed under "Role and Independence of Compensation Consultant" below, for FY26, the Compensation and Leadership Development Committee engaged a compensation consultant and once again conducted a formal benchmarking review. In establishing compensation for our executive officers other than our CEO, the Compensation and Leadership Development Committee gives weight to the recommendations of our CEO, but final decisions about the compensation of our NEOs are made by our Compensation and Leadership Development Committee.

From time to time, special business conditions may warrant additional compensation, such as sign-on bonuses, or equity awards in connection with promotions, in recognition of significant accomplishments, or to attract, retain or incent our executive officers. In these situations, the Compensation and Leadership Development Committee or the Board, as applicable, considers and weighs our business need with the potential costs and benefits of special rewards.

Role and Independence of Compensation Consultant

The Compensation and Leadership Development Committee retains Compensia, Inc. (Compensia), a national compensation consulting firm, to serve as its independent compensation consultant to help the Compensation and Leadership Development Committee understand competitive compensation levels and incentive designs. Compensia was solely hired by, and reports directly to, the Compensation and Leadership Development Committee. At the Compensation and Leadership Development Committee's discretion, Compensia:

- attends Compensation and Leadership Development Committee meetings;
- assists the Compensation and Leadership Development Committee in determining peer companies and evaluating compensation proposals;
- assists with the design of incentive compensation programs; and
- conducts compensation-related research.

In addition, at the Compensation and Leadership Development Committee's direction, Compensia works with our Head of People and Culture and other members of management to obtain information necessary for Compensia to make their own recommendations as to various matters as well as to evaluate management's recommendations. The Compensation and Leadership Development Committee has determined that the work resulting from Compensia's engagement did not raise any conflicts of interest.

Competitive Market Assessments

Market competitiveness is one factor that the Compensation and Leadership Development Committee considers each year in determining or recommending an NEO's overall compensation package, including pay mix. The Compensation and Leadership Development Committee relies on various data sources to evaluate the market competitiveness of each pay element, which are provided by its independent compensation consultant. The proxy statements of peer group companies provide detailed pay data for the highest-paid executives. Further, the Radford Global Technology Survey provides compensation information on a broader group of executives, with positions matched based on specific job scope and responsibilities. The Compensation and Leadership Development Committee considers data from these sources as a framework for making compensation decisions for each NEO's position.

The Compensation and Leadership Development Committee reviews our peer group on an annual basis, with input from its compensation consultant, and the group may be adjusted from time to time based on, among other factors, a comparison of revenues, market capitalization, industry, business model, peer group performance, merger and acquisition activity and stockholder input.

In FY26, the Compensation and Leadership Development Committee reviewed our peer group for FY25 and made certain changes to our peer group for FY26, based on the following criteria:

- Focus on U.S.-based headquartered companies in the broader technology industry with a focus on software development, cybersecurity, and/or financial wellness
- Are generally comparable in terms of size (~0.5x — 2.0x the company's revenue and ~0.25x — 4.0x the company's market cap)
- Are generally comparable in terms of complexity and global reach
- Compete with us for talent

Based on the above criteria, the Compensation and Leadership Development Committee, with input from Compensia, its independent compensation consultant, determined that it was appropriate to add eBay, Expedia, Pinterest, Rocket Companies, and SoFi and remove Check Point Software, F5, Juniper Networks, Okta, SS&C Technologies, and Workday due to the acquisition of MoneyLion and our entry into the Fintech industry.

As a result, the Compensation and Leadership Development Committee, with input from Compensia, selected the following companies as our FY26 peer group:

Autodesk, Inc.	Equifax Inc.	Pinterest*
Akamai Technologies, Inc.	Expedia*	Palo Alto Networks, Inc.
CrowdStrike Holdings, Inc.	Fortinet, Inc.	Rocket Companies*
DocuSign, Inc.	GoDaddy Inc.	SoFi*
Dropbox, Inc.	Match Group	TransUnion
eBay*	NetApp, Inc.	Zoom Communications
Electronic Arts Inc.		

* Added in January 2025.

At the time of peer approval, Gen was at the 57th percentile for Revenue and 26th percentile for market capitalization when compared to the FY26 peer group.

Compensation Risk Assessment

The Compensation and Leadership Development Committee, in consultation with Compensia, has conducted its annual risk analysis of Gen's compensation policies and practices, and does not believe that our compensation programs encourage excessive or inappropriate risk taking by our executives or are reasonably likely to have a material adverse effect on Gen.

We believe that the design and objectives of our executive compensation program provide an appropriate balance of incentives for our NEOs, thereby discouraging them from taking inappropriate risks. Among other things, our executive compensation program includes the following design features:

- A balanced mix of cash and equity; as well as appropriately balanced fixed (base salary) and variable compensation (cash incentives and equity-based awards);

- A mix of short-term and long-term incentives, with short-term incentives currently representing a significantly lower proportion of the total mix;

- Cash and equity incentives solely based on achieving company performance objectives and subject to our "claw- back" right under certain circumstances;

- Caps on annual cash incentive and PRU payouts;

- Stock ownership guidelines which align the interests of our executive officers with those of our stockholders; and

- General alignment with prevalent low-risk pay practices.

Burn Rate and Dilution

We closely manage how we use our equity to compensate employees. In FY26, our gross burn rate was 1.57%, our net burn rate was 1.34% and our overhang was 7.41%. The Compensation and Leadership Development Committee determines the percentage of equity to be made available for our equity programs with reference to the companies in our peer group.



Gross burn rate = total number of shares granted under all of our equity incentive plans during a period divided by the weighted average number of shares of common stock outstanding during that period and expressed as a percentage.

Net burn rate = total number of shares granted under all of our equity incentive plans during a period, minus the total number of shares returned to such plans through awards cancelled during that period, divided by the weighted average number of shares of common stock outstanding during that period and expressed as a percentage.

Overhang = total number of shares underlying options and awards outstanding plus shares available for issuance under all of our equity incentive plans at the end of a period divided by the weighted average number of shares of common stock outstanding during that period and expressed as a percentage.

Tax and Accounting Considerations

While Section 162(m) of the Internal Revenue Code of 1986, as amended, places a limit of $1 million on the amount of compensation that we may deduct as a business expense in any year with respect to certain of our most highly paid executive officers, the Compensation and Leadership Development Committee retains the discretion to award compensation that is not deductible as it believes that it is in the best interests of our stockholders to maintain flexibility in our approach to executive compensation in order to structure a program that we consider to be the most effective in attracting, motivating and retaining key executives.

Accounting considerations also play a role in the design of our executive compensation program. Accounting rules require us to expense the grant date fair values of our equity awards (that is, the value of our equity awards based on U.S. GAAP), which reduces the amount of our reported profits under U.S. GAAP. Because of this stock-based expensing and the impact of dilution to our stockholders, we closely monitor the number, share amounts and the fair values of the equity awards that are granted each year.

Compensation and Leadership Development Committee Interlocks and Insider Participation

The members of the Compensation and Leadership Development Committee during FY26 were Susan P. Barsamian, Nora Denzel, Emily Heath and Peter Feld. Peter Feld resigned from the Compensation and Leadership Development Committee on May 15, 2025, after the end of FY25 and Emily Heath joined the Committee at that time. None of the members of the Compensation and Leadership Development Committee in FY26 were at any time during FY26 or at any other time an officer or employee of Gen or any of its subsidiaries, and none had or have any relationships with Gen that are required to be disclosed under Item 404 of Regulation S-K. None of Gen's executive officers has served as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our Board or Compensation and Leadership Development Committee during FY26.

Compensation and Leadership Development Committee Report

The information contained in the following report is not considered to be "soliciting material," "filed" or incorporated by reference in any past or future filing by Gen under the Exchange Act or the Securities Act of 1933 unless and only to the extent that Gen specifically incorporates it by reference.

The Compensation and Leadership Development Committee has reviewed and discussed with management the CD&A contained in this proxy statement. Based on this review and discussion, the Compensation and Leadership Development Committee has recommended to the Board that the CD&A be included in this proxy statement and our Annual Report on Form 10-K for the fiscal year ended April 3, 2026.

By: The Compensation and Leadership Development Committee:
Nora M. Denzel (Chair)
Emily Heath
Susan P. Barsamian

Executive Compensation Tables

The following table shows for the fiscal year ended April 3, 2026, compensation awarded to or earned by our named executive officers.

Summary Compensation Table for Fiscal 2026

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)(1) Annual Stock Awards ($)	VCP II Stock Awards ($)	Total Stock Awards ($)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
Vincent Pilette *Chief Executive Officer*	2026	986,538	—	30,392,039	50,103,805	80,495,844	2,025,000	74,926	83,582,308
	2025	950,000	—	19,831,802	—	19,831,802	1,721,875	6,519	22,510,196
	2024	950,000	—	13,386,893	—	13,386,893	1,009,375	16,559	15,362,827
Natalie M. Derse *Chief Financial Officer*	2026	636,538	—	8,321,654	12,525,951	20,847,605	877,500	6,404	22,368,047
	2025	600,000	—	6,838,573	—	6,838,573	870,000	6,000	8,314,573
	2024	586,538	—	4,697,160	—	4,697,160	510,000	6,404	5,800,102
Bryan S. Ko *Chief Operating Officer, Chief Legal Officer, and Secretary*	2026	581,154	—	7,959,852	12,525,951	20,485,803	810,000	63,565	21,940,522
	2025	530,000	—	5,470,831	—	5,470,831	614,800	11,000	6,626,631
	2024	530,000	—	3,522,881	—	3,522,881	360,400	13,500	4,426,781

(1) The amounts shown in this column reflect the aggregate grant date fair value of RSUs and PRUs computed in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718. The grant date fair value of RSUs is based on the closing price of our common stock on the date of grant. The grant date fair value of PRUs that contains a market condition is estimated using a Monte Carlo simulation model. For a discussion of the valuation methodologies and underlying assumptions, see Note 15 to our Annual Report on Form 10-K and "Equity Incentive Awards" in the Compensation Discussion and Analysis. For additional information regarding awards granted in fiscal year 2026, see the "Grants of Plan-Based Awards" table below.

The table below sets the value of PRUs earned solely based on operating or financial goals at the grant date determined assuming that the highest level of performance conditions will be achieved if an amount less than the maximum was included in the column. Also set forth below are the grant date fair of PRUs that contain a market condition, which are not subject to probable or maximum outcome assumptions.

Name	Maximum Outcome of Performance Conditions Fair Value for FY26 ($)	Market-Related Component Fair Value for FY26 ($)	Maximum Outcome of Performance Conditions Fair Value for FY25 ($)	Market-Related Component Fair Value for FY25 ($)	Maximum Outcome of Performance Conditions Fair Value for FY24 ($)	Market-Related Component Fair Value for FY24 ($)
Vincent Pilette	14,636,748	63,419,638	4,838,836	8,541,185	3,365,920	5,533,073
Natalie Derse	4,007,701	16,171,972	1,668,569	2,945,245	1,181,026	1,941,432
Bryan Ko	3,833,459	16,013,454	1,334,851	2,356,188	885,774	1,456,081

(2) Represents the named executive officer's annual incentive award under the Executive Annual Incentive Plan for fiscal year 2026, earned in fiscal year 2026 and paid in fiscal year 2027.

(3) The "All Other Compensation" amounts for fiscal year 2026 consist of the following components:

	401(k) Plan Contributions ($)	Executive Medical Concierge ($)	Financial Planning Services ($)	Total ($)
Vincent Pilette	6,000	48,708	20,218	74,926
Natalie M. Derse	6,404		—	6,404
Bryan S. Ko	6,565	50,000	7,000	63,565

The following table provides information regarding grants of plan-based awards to our named executive officers in fiscal year 2026.

Grants of Plan-Based Awards in Fiscal 2026

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)[3]	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)[4]
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Vincent Pilette											
EAIP		—	1,500,000	3,000,000	—	—	—	—	—	—	—
RSU	5/16/25	—	—	—	—	—	—	338,696	—	—	9,757,832
PRU CAGR	5/16/25	—	—	—	63,506	254,022	508,044	—	—	—	7,318,374
PRU TSR	5/16/25				127,011	254,022	508,044	—	—	—	13,315,833
PRU VCP II	7/25/25	—	—	—	477,270	954,540	5,727,240	—	—	—	50,103,805
Natalie M. Derse											
EAIP		—	650,000	1,300,000	—	—	—	—	—	—	—
RSU	5/16/25	—	—	—	—	—	—	92,738	—	—	2,671,782
PRU CAGR	5/16/25	—	—	—	17,389	69,554	139,108	—	—	—	2,003,851
PRU TSR	5/16/25				34,777	69,554	139,108	—	—	—	3,646,021
PRU VCP II	7/25/25	—	—	—	119,318	238,635	1,431,810	—	—	—	12,525,951
Bryan S. Ko											
EAIP		—	600,000	1,200,000	—	—	—	—	—	—	—
RSU	5/16/25	—	—	—	—	—	—	88,706	—	—	2,555,620
PRU CAGR	5/16/25	—	—	—	16,633	66,530	133,060	—	—	—	1,916,729
PRU TSR	5/16/25				33,265	66,530	133,060	—	—	—	3,487,503
PRU VCP II	7/25/25	—	—	—	119,318	238,635	1,431,810	—	—	—	12,525,951

(1) Amounts shown represent potential payouts under the Company's Executive Annual Incentive Plan for fiscal year 2026. Actual amounts earned under the plan are reported in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table. For additional information, see "Compensation Discussion and Analysis—Executive Annual Incentive Plan."

(2) Amounts shown reflect the threshold, target and maximum number of shares that may be earned under performance-based restricted stock unit ("PRU") awards, based on the level of achievement of the applicable performance conditions over the performance period. PRU awards designated as "VCP II" are based on revenue growth, subject to a relative total shareholder return modifier. PRU awards designated as "CAGR" are based on cumulative bookings growth and average non-GAAP operating margin. PRU awards designated as "TSR" are based on total shareholder return relative to the Nasdaq Composite Index.

(3) Represents time-based restricted stock unit ("RSU") awards granted during fiscal year 2026, which vest based on continued service.

(4) Amounts shown represent the aggregate grant date fair value of stock awards computed in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718. The grant date fair value of RSUs is based on the closing price of our common stock on the date of grant. The grant date fair value of PRUs is based on the target level of achievement; PRUs that contain a market condition are valued using a Monte Carlo simulation model.

The following table shows for FY26, certain information regarding outstanding equity awards at fiscal year end for our named executive officers.

Outstanding Equity Awards at Fiscal Year End 2026

Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive plan awards: number of securities underlying unexercised unearned options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested[1] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Yet Vested (#)	Equity Incentive Plan Awards: Value of Unearned Shares, Units or Other Rights that Have Not Yet Vested[1] ($)
Vincent Pilette	05/16/2025						338,696[2]	6,397,967		
	05/16/2025								508,044[3]	9,596,951
	05/16/2025								254,022[4]	4,798,476
	07/25/2025								954,540[5]	18,031,261
	05/10/2024						184,258[6]	3,480,634		
	05/10/2024								412,518[7]	7,792,465
	05/10/2024								412,518[8]	7,792,465
	05/10/2023						88,509[9]	1,671,935		
	05/10/2023								780,956[10]	14,752,259
	05/10/2023								475,134[11]	8,975,279
	07/08/2022								—[12]	—
Natalie M. Derse	05/16/2025						92,738[2]	1,751,821		
	05/16/2025								139,108[3]	1,313,875
	05/16/2025								69,554[4]	1,313,875
	07/25/2025								238,635[5]	4,507,815
	05/10/2024						63,537[6]	1,200,214		
	05/10/2024								142,248[7]	1,343,532
	05/10/2024								142,248[8]	1,343,532
	05/10/2023						31,056[9]	586,648		
	05/10/2023								137,010[10]	2,588,119
	05/10/2023								106,868[11]	2,018,737
	12/10/2021								—[12]	—
Bryan S. Ko	05/16/2025						88,706[2]	1,675,656		
	05/16/2025								133,060[3]	1,256,752
	05/16/2025								66,530[4]	1,256,752
	07/25/2025								238,635[5]	4,507,815
	05/10/2024						50,830[6]	960,179		
	05/10/2024								113,798[7]	1,074,822
	05/10/2024								113,798[8]	1,074,822
	05/10/2023						23,291[9]	439,967		
	05/10/2023								102,758[10]	1,941,099
	05/10/2023								80,151[11]	1,514,052
	12/10/2021								—[12]	—

1. The market value is calculated based on $18.89 per share, the fair value of our common stock on April 3, 2026.

2. These RSUs granted in fiscal 2026, vest over three years, with 33%, 33% and 34% vesting on May 1, 2026, May 1, 2027 and May 1, 2028, respectively, subject to service through the applicable vesting date.

3. These PRUs (CAGR) granted in fiscal 2026 have a three-year performance period from March 29, 2025 through March 31, 2028 and will vest based on the achievement of certain average revenue growth targets, subject to service through the last day of FY28. As of April 3,

2026, the aggregate achievement of the performance metrics was trending above the target payout level and, as a result, pursuant to SEC rules, the number of shares shown is 200% of the shares granted. As soon as practicable following the end of the performance period, the Compensation and Leadership Development Committee will determine the number of PRUs earned and complete the settlement of shares.

4. These PRUs (TSR) granted in fiscal 2026 have a three-year performance period from March 29, 2025 through March 31, 2028 and will vest based on the achievement of certain relative TSR targets against the Nasdaq Composite Index, subject to service through the last day of FY28. As of April 3, 2026, the aggregate achievement of the performance metrics was trending between the threshold and target payout level and, as a result, pursuant to SEC rules, the number of shares shown is 100% of the shares granted. As soon as practicable following the end of the performance period, the Compensation and Leadership Development Committee will determine the number of PRUs earned and complete the settlement of shares.

5. These PRUs (VCP II) granted in fiscal 2026 have a performance period ending March 29, 2030 and will vest based on the achievement of certain revenue growth targets and the application of a relative TSR modifier, subject to service through the last day of FY30. As of April 3, 2026, the aggregate achievement of the performance metrics was below the target payout level and, as a result, pursuant to SEC rules, the number of shares shown is 100% of the shares granted. As soon as practicable following the end of the performance period, the Compensation and Leadership Development Committee will determine the number of PRUs earned and complete the settlement of shares.

6. These RSUs granted in fiscal 2025, vest over three years, with 33%, 33% and 34% vesting on May 1, 2025, May 1, 2026 and May 1, 2027, respectively, subject to service through the applicable vesting date.

7. These PRUs (BMG) granted in fiscal 2025 have a three-year performance period from March 30, 2024 through April 2, 2027 and will vest based on the achievement of average bookings growth and non-GAAP operating margin performance, subject to service through the last day of FY27. As of April 3, 2026, the aggregate achievement of the performance metrics was trending above the target payout level and, as a result, pursuant to SEC rules, the number of shares shown is 200% of the shares granted. As soon as practicable following the end of the performance period, the Compensation and Leadership Development Committee will determine the number of PRUs earned and complete the settlement of shares.

8. These PRUs (TSR) granted in fiscal 2025 have a three-year performance period from March 30, 2024 through April 2, 2027 and will vest based on the achievement of certain relative TSR targets against the Nasdaq Composite Index, subject to service through the last day of FY27. As of April 3, 2026, the aggregate achievement of the performance metrics was trending above the target payout level and, as a result, pursuant to SEC rules, the number of shares shown is 200% of the shares granted. As soon as practicable following the end of the performance period, the Compensation and Leadership Development Committee will determine the number of PRUs earned and complete the settlement of shares.

9. These RSUs granted in fiscal 2024, vest over three years, with 33%, 33% and 34% vesting on May 1, 2024, May 1, 2025 and May 1, 2026, respectively, subject to service through the applicable vesting date.

10. These PRUs (BMG) granted in fiscal 2024 had a three-year performance period from April 1, 2023 through April 3, 2026 and vested based on the achievement of average bookings growth and non-GAAP operating margin performance, subject to service through the last day of FY26. Following the performance period the Compensation and Leadership Development Committee determined the number of PRUs earned was 200% of the shares granted and completed the settlement of shares on May 4, 2026.

11. These PRUs (TSR) granted in fiscal 2024 had a three-year performance period from April 1, 2023 through April 3, 2026 and vested based on the achievement of certain relative TSR targets against the Nasdaq Composite Index, subject to service through the last day of FY26. Following the performance period the Compensation and Leadership Development Committee determined the number of PRUs earned was 156% of the shares granted and completed the settlement of shares on May 4, 2026.

12. These PRUs (VCP I) granted in fiscal years 2022 and 2023 had a performance period ending April 3, 2026 and vesting based on the achievement of certain share price appreciation with relative total shareholder return (rTSR) gates, subject to service through the last day of FY26. Following the performance period the Compensation and Leadership Development Committee determined no PRUs were earned and zero shares settled.

The following table provides certain information for fiscal 2026 regarding option exercises and stock awards vested during the fiscal year with respect to our named executive officers.

Option Exercises and Stock Vested in Fiscal 2026

| | Option Awards | | Stock Awards | |
| | Number of Shares Acquired on Exercise (#) | Value Realized on Exercise ($) | Number of Shares Acquired on Vesting[1] (#) | Value Realized on Vesting[2] ($) |
Name				
Vincent Pilette	—	—	929,563	19,133,021
Natalie M. Derse	—	—	322,056	6,608,212
Bryan S. Ko	—	—	246,005	5,070,409

(1) The number of shares and value realized for stock awards reflect (i) restricted stock units ("RSUs") that vested and settled during fiscal 2026 and (ii) performance-based restricted stock units ("PRUs") that vested at the end of their performance period during fiscal 2026.

(2) The value realized upon vesting is based on (i) the closing price of the Company's common stock on the applicable vesting date for RSUs and (ii) the closing price of the Company's common stock on April 2, 2026, the last trading day of FY26, as the market was closed on April 3, 2026 due to Good Friday, for PRUs that vested at the end of the performance period in fiscal 2026.

The table below provides information on the non-qualified deferred compensation of the named executive officers for the fiscal year ended April 3, 2026.

Non-Qualified Deferred Compensation in Fiscal 2026

	Non-Qualified Deferred Compensation				
Name	**Executive Contributions in Last Fiscal Year ($)**	**Registrant Contributions in Last Fiscal Year ($)**	**Aggregate Earnings in Last Fiscal Year ($)[1]**	**Aggregate Withdrawals/ Distributions (#)**	**Aggregate Balance at Last Fiscal Year-End ($)[2]**
Vincent Pilette	—	—	—	—	—
Natalie M. Derse	—	—	—	—	—
Bryan S. Ko	—	—	133,690	—	851,347

(1) The amount reflected is not included in the Summary Compensation Table for FY26 for Mr. Ko. This amount consists of dividends, interest and change in market value attributed to Mr. Ko's entire account balance during FY26 which balance includes deferred compensation from previous periods.

(2) $559,926 of this amount was previously reported as "Salary" in the Summary Compensation Table in the Proxy Statements for prior annual meetings.

Effective January 1, 2023, the Gen Digital Deferred Compensation Plan (the Deferred Compensation Plan) was frozen, meaning no new employees could participate in the plan and no future contributions could be made to the plan following such date. Deferrals in the Deferred Compensation Plan will continue to be maintained on behalf of each participant.

Employees located in the US with a base salary of $180,000 or greater, including each of the named executive officers, were eligible to participate in the Deferred Compensation Plan. The Deferred Compensation Plan provided for the opportunity for participants to defer up to 75% of base salary and 100% of variable pay each year and up to 100% of sales commissions as a separate election. Variable pay included annual incentive plan and commission payments. Participants had the opportunity to elect each year prior to the beginning of a calendar year whether to receive that year's deferrals upon a specified date or upon termination of employment, and the form of payment elected will be honored regardless of a participant's length of service.

The Deferred Compensation Plan is "unfunded," and all deferrals are general assets of Gen. Amounts deferred by each participant under the Deferred Compensation Plan are credited to a bookkeeping account maintained on behalf of each participant. The bookkeeping account under the Deferred Compensation Plan will then be adjusted based on the performance of the measurement funds that have been selected by the participant. The measurement funds available under the Deferred Compensation Plan include the investment funds available under our 401(k) plan as well as additional asset classes. Each participant may change their measurement fund selections on a daily basis. The Deferred Compensation Plan requires that benefits accumulated in the bookkeeping accounts for each participant not meeting a 5-year service requirement be distributed to the participant following his or her termination of employment with us for any reason. If a 5-year service requirement is met, accumulated benefits in the participant's account will be distributed according to the participant's designated payment election.

Potential Payments Upon Termination or Change-in-Control

Set forth below is a description of the plans and agreements (other than the Deferred Compensation Plan) that could result in potential payouts to our named executive officers in the case of their termination of employment and/or a change in control of Gen. For information regarding potential payouts upon termination under the Deferred Compensation Plan, in which certain of our executive officers participate, see "Non-Qualified Deferred Compensation in Fiscal 2026" above.

Gen Digital Executive Severance and Retention Plan

On November 3, 2025, the Board, at the recommendation of the Compensation and Leadership Development Committee, approved the adoption of the Gen Digital Inc. Executive Severance and Retention Plan (the "Executive SRP"). The Executive SRP supersedes and replaces the Company's prior Executive Severance Plan, which provided for severance benefits outside of the change in control context and Executive Retention Plan, which provided for change in control severance benefits, in their entirety. The Board adopted the Executive SRP to consolidate the Company's executive severance, change in control and retention arrangements into a single program with standardized terms and conditions applicable to eligible executives. The Board determined that consolidating the prior plans into a single framework would simplify administration, align executive protections and retention incentives across the leadership team, and more closely align the Company's executive compensation practices with prevailing market practices among peer companies.

The Executive SRP provides severance, change-in-control, and retirement benefits to certain executive officers and other designated employees of the Company, including the Company's named executive officers ("NEOs"), as described below, subject to the execution of a release of claims:

- Severance Benefits: Our NEOs are entitled to severance benefits upon a termination without cause. Severance benefits for our NEOs include cash severance equal to two times their base salary and two times their annual bonus opportunity at 100% of target for NEOs, six months of outplacement services, an additional cash payment equal to 24 months of their COBRA premiums if they elect COBRA continuation coverage, and prorated acceleration of the performance-based restricted stock units, assuming target performance.

- Change in Control Benefits: Upon a termination without cause or constructive termination, which occurs within 12 months following a change in control, NEOs are entitled to similar multiples of base salary and target bonus, as well as full acceleration of outstanding equity awards (performance-based awards vesting at the higher of actual performance or 100% of target).

- Retirement Benefits: NEOs who satisfy the Executive SRP's "Rule of 65" retirement criteria will be entitled to continued vesting of time-based restricted stock units and prorated vesting of performance-based restricted stock units based on actual performance, provided such stock units were granted after the date of the adoption of the Executive SRP.

The Executive SRP also includes customary provisions regarding compensation recovery, dispute resolution, and compliance with Sections 280G and 409A of the Internal Revenue Code of 1986, as amended.

Death and Disability Acceleration under Award Agreements

Consistent with the practice of many of our peers and to encourage our employees to remain employed with us, all of our PRU and RSU grants (including PRUs and RSUs granted to our NEOs), provide for accelerated vesting in full upon death or disability, with PRUs vesting at target.

Acceleration if Equity Awards Are Not Assumed or Substituted in a Corporate Transaction

In the event of a specified corporate transaction, under the terms of our Equity Incentive Plan, if the successor corporation (if any) fails to assume, replace or substitute awards pursuant to a transaction described above, upon the consummation of such corporate transaction (i) all such awards shall accelerate and be fully vested (or shall vest at such other level(s) as provided in an award agreement) with any performance-based awards vesting at target (or at such other level(s) as provided in an award agreement) and (ii) all such stock options or SARs shall be exercisable for a period of time as set forth in the award agreement.

Acceleration under VCP PRU Award Agreements

In the event of a corporate transaction constituting a change of control, where the participant's VCP PRUs are assumed or substituted, the participant's VCP PRUs will, to the extent applicable, be subject to the acceleration provisions of the Executive SRP Plan, provided that if a qualifying termination under the Executive SRP Plan occurs within one year of the grant date, the applicable payout percentage will be 100% (i.e., target), notwithstanding any other higher performance then-predicted or expected.

In the event of a corporate transaction constituting a change of control, where the successor corporation fails to assume the participant's VCP PRUs or substitute an equivalent award, the VCP PRUs will accelerate and become immediately payable at the higher of (a) 100% (i.e., target) or (b) the then highest achieved performance percentage based on the applicable performance metrics as of that date.

If the participant's employment with the Company (or any majority or greater owned subsidiary) terminates for any reason other than death or Disability within one year from the date of grant, the VCP PRUs shall be immediately cancelled without consideration.

If a participant's employment with the Company terminates by reason of an involuntary termination other than for cause during the performance period but after the first anniversary of the date of grant, and provided that the participant returns and makes effective a general release of claims in favor of the Company (and any majority or greater owned subsidiary) within 60 days following such termination of employment, then the prorated number of VCP PRUs that will accelerate and become immediately payable will be determined using the higher of (a) of 100% (i.e., target) or (b) the then highest achieved performance percentage based on the applicable performance metrics as of that date.

Vincent Pilette

The following table summarizes the value of the payouts to Mr. Pilette pursuant to the Gen Digital Executive Retention Plan, the Gen Digital Executive Severance Plan, the terms of his equity award agreements and the Equity Incentive Plan, assuming a qualifying termination or corporate transaction, as applicable, as of April 3, 2026. Intrinsic values of equity awards are based upon the closing price for a share of our common stock of $18.89 on April 2, 2026, the last trading day of FY26, as the market was closed on April 3, 2026 due to Good Friday.

	Severance Pay ($)	COBRA Premiums ($)	Outplacement Services ($)[1]	Option Vesting ($)	RSU Vesting ($)	PRU Vesting ($)
Involuntary Termination Upon Termination Without Cause	5,000,000			—	—	15,770,090
Change of Control Involuntary Termination Without Cause or Constructive Termination Within 12 Months	5,000,000			—	11,550,536	24,765,546
Retirement	—	—	—	—	0	0
Termination Due to Death or Disability	—			—	11,550,536	42,796,806
Awards are Not Assumed or Substituted in the Event of a Corporate Transaction					11,550,536	42,796,806

(1)   Reflects the Company's best estimate as to the maximum amount of outplacement services.

Natalie Derse

The following table summarizes the value of the payouts to Ms. Derse pursuant to the Gen Digital Executive Retention Plan, the Gen Digital Executive Severance Plan, the terms of her equity award agreements and the Equity Incentive Plan, assuming a qualifying termination or corporate transaction, as applicable, as of April 3, 2026. Intrinsic values of equity awards are based upon the closing price for a share of our common stock of $18.89 on April 2, 2026, the last trading day of FY26, as the market was closed on April 3, 2026 due to Good Friday.

	Severance Pay ($)	COBRA Premiums ($)	Outplacement Services[1] ($)	Option Vesting ($)	RSU Vesting ($)	PRU Vesting ($)
Involuntary Termination Upon Termination Without Cause	2,600,000			—	—	5,255,412
Change of Control Involuntary Termination Without Cause or Constructive Termination Within 12 Months	2,600,000			—	3,538,683	7,027,004
Retirement	—	—	—	—	0	0
Termination Due to Death or Disability	—			—	3,538,683	9,763,227
Awards are Not Assumed or Substituted in the Event of a Corporate Transaction					3,538,683	9,763,227

(1)   Reflects the Company's best estimate as to the maximum amount of outplacement services.

Bryan Ko

The following table summarizes the value of the payouts to Mr. Ko pursuant to the Gen Digital Executive Retention Plan, the Gen Digital Executive Severance Plan, the terms of his equity award agreements and the Equity Incentive Plan, assuming a qualifying termination or corporate transaction, as applicable, as of April 3, 2026. Intrinsic values of equity awards are based upon the closing price for a share of our common stock of $18.89 on April 2, 2026, the last trading day of FY26, as the market was closed on April 3, 2026 due to Good Friday.

	Severance Pay ($)	COBRA Premiums ($)	Outplacement Services[1] ($)	Option Vesting ($)	RSU Vesting ($)	PRU Vesting ($)
Involuntary Termination Upon Termination Without Cause	2,400,000			—	—	4,212,029
Change of Control Involuntary Termination Without Cause or Constructive Termination Within 12 Months	2,400,000			—	3,075,802	6,604,246
Retirement	—	—	—	—	0	0
Termination Due to Death or Disability	—			—	3,075,802	8,719,844
Awards are Not Assumed or Substituted in the Event of a Corporate Transaction					3,075,802	8,719,844

(1) Reflects the Company's best estimate as to the maximum amount of outplacement services.

CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, we are providing the ratio of the annual total compensation of Mr. Pilette, our CEO, to the median of the annual total compensation of our employees, and have annualized his base salary as required under Item 402(u) of Regulation S-K. We believe that the pay ratio disclosed below is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K.

SEC rules for identifying the median employee and calculating the pay ratio allow companies to apply various methodologies and apply various assumptions and, as result, the pay ratio reported by us may not be comparable to the pay ratio reported by other companies.

Our compensation programs and reward offerings are designed to reflect local market practices across our global operations, which have grown significantly over the past few years. As of April 2, 2026, we employed 3,977 employees globally, with approximately 33% based in the United States and 67% based outside of the United States.

Pay Ratio:

- Mr. Pilette's FY26 annual total compensation was $83,582,308, which was calculated in the same manner as the amounts reported in the "Total" column of the "2026 Summary Compensation Table" in this proxy statement.
- The FY26 annual total compensation of our median employee (other than our CEO) was $92,823.04.
- Based on this information, the pay ratio of the annual total compensation of our CEO to the median of the annual total compensation of our employees is 900 to 1.

Pursuant to SEC rules, Mr. Pilette's FY26 annual total compensation includes the accounting value or grant date fair value of his PRU awards, which were granted under VCP II and his annual PRU awards, which are earned based on rTSR, in each case, as calculated under FASB ASC Topic 718 using a Monte Carlo simulation performed as of the date of grant. Changes in the Company's stock price and other inputs in the Monte Carlo valuation may cause the grant date fair value of awards calculated using this method to be above or below target in any given year. Notably, the accounting value of the Company's VCP II PRU grants significantly exceeds their target value.

If we used Mr. Pilette's Realizable Pay instead of the accounting value found in the Summary Compensation Table, Mr. Pilette's annual total compensation amount would be significantly reduced and the pay ratio of his annual total compensation to the annual total compensation of our median employee (other than our CEO and calculated in a consistent Realizable Pay methodology) would have been 225 to 1.

Identification of the Median Employee:

For purposes of identifying our median employee, we used our global employee population as of April 3, 2026, identified based on our global human resources system of record, inclusive of all regular employees employed by Gen as of that date. We used total direct compensation as our consistently applied compensation measure. In this context, total direct compensation is the sum of the value of base salary or wages earned, which has been annualized with respect to permanent employees, the annual incentive target amount or annual commission target amount in effect as of April 3, 2026, and the grant date fair value of all equity awards granted during FY26, excluding the value of any modifications. Cash compensation figures were converted from local currency to U.S. dollars using the exchange rate Gen used for FY26 internal budgeting purposes. We did not make any cost-of-living adjustments or utilize the de minimis exemption to eliminate countries representing no more than 5% of our global population in the aggregate as allowed by SEC rules.

Pay Versus Performance

This section provides disclosure about the relationship between executive compensation actually paid to our principal executive officer (PEO) and non-PEO NEOs and certain financial performance measures of the Company for the fiscal years listed below. This disclosure has been prepared in accordance with Item 402(v) of Regulation S-K under the Exchange Act (Pay Versus Performance Rules) and does not necessarily reflect how the Compensation and Leadership Development Committee evaluates compensation decisions.

					Value of Initial Fixed $100 Investment Based On:[5]			
Year[1] (a)	Summary Compensation Table Total for PEO (b)	Compensation Actually Paid to PEO[2][3] (c)	Average Summary Compensation Table Total for Non-PEO NEOs (d)	Average Compensation Actually Paid to Non-PEO NEOs[2][4] (e)	Total Shareholder Return (f)	Peer Group Total Shareholder Return (g)	Net Income (in millions) (h)	Net Revenue Growth (by percentage)[6] (i)
2026	$83,577,342	$33,542,362	$22,154,285	$ 8,294,422	$ 98	$230	$ 973	27%
2025	$22,510,196	$33,544,036	$ 7,591,115	$ 4,928,382	$134	$175	$ 643	4%
2024	$15,362,827	$29,300,356	$ 6,219,954	$11,536,695	$112	$165	$ 607	14%
2023	$25,291,365	$ 5,686,393	$ 9,006,551	$ (105,381)	$ 83	$113	$1,334	19%
2022	$13,517,505	$20,734,811	$12,126,077	$18,159,360	$128	$118	$ 836	10%

(1)   The following table lists the PEO and non-PEO NEOs for each of fiscal years 2022, 2023, 2024, 2025 and 2026.

	PEO	Non-PEO NEOs
2026	Vincent Pilette	Natalie Derse and Bryan Ko
2025	Vincent Pilette	Natalie Derse and Bryan Ko
2024	Vincent Pilette	Ondrej Vlcek, Natalie Derse, and Bryan Ko
2023	Vincent Pilette	Ondrej Vlcek, Natalie Derse, and Bryan Ko
2022	Vincent Pilette	Natalie Derse and Bryan Ko

(2)   The dollar amounts reported represent the amount of "compensation actually paid," as calculated in accordance with the Pay Versus Performance Rules. These dollar amounts do not reflect the actual amounts of compensation earned by or paid to our NEOs during the applicable year. For purposes of calculating "compensation actually paid," the fair value of equity awards is calculated in accordance with ASC Topic 718 using the same assumption methodologies used to calculate the grant date fair value of awards for purposes of the Summary Compensation Table (refer to "Executive Compensation and Related Information — Executive Compensation Tables — Summary Compensation Table" for additional information).

(3)   The following table shows the amounts deducted from and added to the Summary Compensation Table total to calculate "compensation actually paid" to Mr. Pilette in accordance with the Pay Versus Performance Rules:

		Pension Plan Adjustments					Equity Award Adjustments			
	Summary Compensation Table Total for PEO	Change in Pension Value	Pension Service Cost	Stock Awards	Year End Fair Value of Equity Awards Granted in the Year and Unvested at Year End	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards Granted in Prior Years	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year	Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value	Compensation Actually Paid to PEO
2026	$83,577,342	N/A	N/A	$(80,495,844)	$41,800,388	$(11,168,830)	—	$(1,424,101)	—	$1,253,407	$33,542,362
2025	$22,510,196	N/A	N/A	$(19,831,802)	$22,927,750	$ 2,162,792	—	$ 4,934,262	—	$ 840,838	$33,544,036
2024	$15,362,827	N/A	N/A	$(13,386,893)	$17,963,298	$ 4,235,771	—	$ 4,261,074	—	$ 864,279	$29,300,356
2023	$25,291,365	N/A	N/A	$(23,336,211)	$10,908,779	$ (5,774,617)	—	$(2,068,928)	—	$ 666,005	$ 5,686,393
2022	$13,517,505	N/A	N/A	$(11,437,131)	$15,110,461	$ 3,167,247	—	$ 356,090	—	$ 20,639	$20,734,811

(4)   The following table shows the amounts deducted from and added to the average Summary Compensation Table total compensation to calculate the average "compensation actually paid" to our non-PEO NEOs in accordance with the Pay Versus Performance Rules.

| | Average Summary Compensation Table Total for Non-PEO NEOs | Pension Plan Adjustments | | Stock Awards | Equity Award Adjustments | | | | | | Average Compensation Actually Paid to Non-PEO NEOs |
		Change in Pension Value	Pension Service Cost		Year End Fair Value of Equity Awards Granted in the Year and Unvested at Year End	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards Granted in Prior Years	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year	Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value	
2026	$22,154,285	N/A	N/A	$(20,666,704)	$10,765,130	$(3,906,887)	$—	$ (436,096)	$ —	$ 384,695	$ 8,294,422
2025	$ 7,591,115	N/A	N/A	$ (6,154,702)	$ 7,115,515	$ 923,819	$—	$1,409,980	$(6,246,581)	$ 289,237	$ 4,928,382
2024	$ 6,219,954	N/A	N/A	$ (5,088,586)	$ 6,828,155	$ 2,218,641	$—	$1,122,822	$ —	$ 235,709	$11,536,695
2023	$ 9,006,551	N/A	N/A	$ (8,173,767)	$ 5,095,792	$(5,796,603)	$—	$ (517,328)	$ —	$ 279,974	$ (105,381)
2022	$12,126,077	N/A	N/A	$(11,197,900)	$13,885,671	$ 1,213,977	$—	$1,000,832	$ —	$1,130,703	$18,159,360

(5)   In accordance with the Pay Versus Performance Rules, the Company and the Company's peer group total shareholder return (Peer Group TSR) is determined based on the value of an initial fixed investment of $100 on April 1, 2022, through the end of the listed fiscal year. The Peer Group TSR set forth in this table was determined using the S&P Information Technology Index, which we also use in preparing the stock performance graph required by Item 201(e) of Regulation S-K for our Annual Report for the fiscal year ended April 3, 2026.

(6)   We have determined that Net Revenue Growth is the financial performance measure that, in the Company's assessment, represents the most important financial performance measure used to link "compensation actually paid" to our NEOs, for fiscal year 2026, to company performance (Company Selected Measure (as defined in the Pay Versus Performance Rules)). "Net Revenue Growth" refers to the percentage of year-over-year growth in annual GAAP net revenue.

(7)   On June 13, 2024, Ondrej Vlcek departed from the Company as President. As a result:

His PRU awards that were granted on October 10, 2022, and May 10, 2023, were fully cancelled upon departure and are not included in "Compensation Actually Paid to Non-PEO NEOs."

His RSU awards that were granted on October 10, 2022, and May 10, 2023 were partially cancelled. The first and second tranches of these RSU awards, which vested before his departure, are included in the "Compensation Actually Paid to Non-PEO NEOs" for prior fiscal years, while the third tranches of these RSU awards, which were unvested at the time of his departure were cancelled and excluded from "Compensation Actually Paid to Non-PEO NEOs."

Required Tabular Disclosure of Most Important Measures

In accordance with the Pay Versus Performance Rules, the following table lists the most important financial and non-financial performance measures that, in the Company's assessment, represent the most important performance measures used to link "compensation actually paid" to our NEOs, for fiscal year 2026, to company performance, as further described in our Compensation Discussion and Analysis within the sections titled "Executive Compensation and Related Information — Executive Compensation Summary — FY25 Performance Highlights and Pay for Performance Alignment" (see page 44), "Executive Compensation and Related Information — Executive Compensation Summary — Compensation Components" (see page 47), "Executive Compensation and Related Information — Executive Compensation Summary — Executive Annual Incentive Plan (EAIP)" (see page 51), and "Executive Compensation and Related Information — Executive Compensation Summary — Equity Incentive Awards" (see page 53).

Most Important Performance Measures

Net Revenue Growth
Non-GAAP Operating Income
Non-GAAP Operating Margin
Relative Total Shareholder Return
Absolute Total Shareholder Return
Bookings Growth

Relationship Between "Compensation Actually Paid" and Performance Measures

In accordance with the Pay Versus Performance Rules, the charts below illustrate how "compensation actually paid" to our NEOs aligns with the Company's financial performance as measured by our TSR, our Peer Group TSR, our net income, and Net Revenue Growth:









Company Policies and Practices Related to the Grant of Certain Equity Awards Close in Time to the Release of Material Nonpublic Information

Generally, the Compensation and Leadership Development Committee (or the Board in the case of our CEO) approves the grant of annual equity awards at a pre-scheduled meeting during the first quarter of the fiscal year. Further, as a matter of policy, the Compensation and Leadership Development Committee and the Board do not time the disclosure of material nonpublic information for the purpose of affecting the value of equity awards or the number of shares subject to equity awards. The Compensation and Leadership Development Committee and the Board also do not grant option awards while in possession of material nonpublic information.

We currently do not grant stock options or option-like instruments, and during fiscal year 2026, no named executive officer received a grant of stock options during the period beginning four business days before, and ending one business day after, the filing of a periodic report on Form 10-Q or Form 10-K, or the filing or furnishing of a current report on Form 8-K that discloses material nonpublic information.

Equity Compensation Plan Information

The following table gives information about Gen's common stock that may be issued upon the exercise of stock options, warrants and rights under all of Gen's existing equity compensation plans as of April 3, 2026:

	Equity Compensation Plan Information		
Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	—	—	50,870,760[1]
Equity compensation plans not approved by security holders	—[2]	—	7,910,856[3][4]
Total	—	—	58,781,616

(1) Represents 29,356,175 shares remaining available for future issuance under Gen's 2008 Employee Stock Purchase Plan, including shares subject to purchase during the current offering period, which commenced on February 16, 2026 (the exact number of which will not be known until the purchase date on August 15, 2026),13,709,353 shares issuable upon settlement of outstanding PRUs (assuming a maximum payout rate of 200% of target, except for VCP II, which has a maximum payout rate of 600% of target) and RSUs under the 2013 Plan, and 7,805,232 shares remaining available for future grant under the 2013 Plan, in each case as of April 3, 2026.

(2) Excludes outstanding stock options to acquire 32,941 shares as of April 3, 2026 that were assumed as part of various acquisitions. The weighted average exercise price of these outstanding stock options was $8.44 as of April 3, 2026. In connection with these acquisitions, Gen has only assumed outstanding stock options and rights, but not the plan themselves (except for the Avast plc 2018 Long Term Incentive Plan assumed in connection with the Avast Merger), and therefore, no further stock options may be granted under these acquired-company plans.

(3) Represents 2,342,199 shares issuable upon settlement of outstanding PRUs (assuming a maximum payout rate of 200% of target) and RSUs granted under the Avast plc 2018 Long Term Incentive Plan, and 1,131,993 shares remaining available for future grant under the Avast plc 2018 Long Term Incentive Plan, in each case as of April 3, 2026. The Avast plc 2018 Long Term Incentive Plan was assumed by Gen in connection with the Avast Merger. All pre-acquisition awards assumed in connection with the Avast Merger had vested by August 2025 and are not included in the outstanding award balance above.

(4) Represents 1,427,244 shares issuable upon settlement of outstanding RSUs under the MoneyLion Inc. Omnibus Incentive Plan and 3,009,420 shares remaining available for future grant under the MoneyLion Inc. Omnibus Incentive Plan, in each case as of April 3, 2026. The MoneyLion Inc. Omnibus Incentive Plan was assumed by Gen in connection with the MoneyLion Merger. Although shares remain available for future issuance under the plan, Gen currently does not intend to make future grants under the plan.

Material Terms of the Avast plc 2018 Long Term Incentive Plan

The Avast plc 2018 Long Term Incentive Plan (the "Avast LTIP"), which was assumed by Gen in connection with the Avast Merger, was originally adopted by the board of directors of Avast Limited (Avast) on May 9, 2018, approved by the shareholders of Avast on May 9, 2018, effective as of August 12, 2019, and amended by Gen's Board on September 9, 2022.

The purpose of the Avast LTIP is to provide incentives to attract, retain and motivate eligible persons, whose present and potential contributions are important to the success of Gen its direct and indirect parent undertakings, and any subsidiary undertakings of Gen or Gen's direct and indirect parent undertakings (together, the "Group Companies"), by offering them an opportunity to participate in the Company's future performance through equity awards, which may include stock options that do not qualify as incentive stock options under Section 422 of the Code, restricted stock units, performance stock units, and other cash settled equivalents. Any employee or executive director of the Group Companies is generally eligible to participate in the Avast LTIP, except awards may not be granted under the Avast LTIP to individuals who were employees or directors of Gen or its subsidiaries on the date immediately before the consummation of the Avast Merger.

The maximum aggregate number of shares that may be issued pursuant to awards under the Avast LTIP may not exceed 8,041,071 shares, and as of April 3, 2026, 3,474,192 shares (2,467,241 as of May 28, 2026) were remaining for issuance under the Avast LTIP, as set forth in the table above. The maximum aggregate market value of shares over which awards may be granted to any participant under the Avast LTIP during any financial year of Gen is (a) 500% of the participant's annual base salary or (b) 750% of the participant's annual base salary if the Board determines that exceptional circumstances exist that justify a higher maximum. No awards may be granted under the Avast LTIP after May 9, 2028, the tenth anniversary of the date the Avast LTIP was originally adopted by the Avast board of directors, unless the Avast LTIP is sooner terminated by Gen's Board.

Material Terms of the MoneyLion Inc. Omnibus Incentive Plan

The MoneyLion Inc. Omnibus Incentive Plan (the "MoneyLion Plan"), which was assumed by Gen in connection with the acquisition of MoneyLion Inc. on April 16, 2025, was originally adopted by MoneyLion and approved by its stockholders prior to the acquisition.

The purpose of the MoneyLion Plan is to promote the success and enhance the value of the company by linking the personal interests of eligible participants to those of stockholders and by providing participants with an incentive for outstanding performance. Awards that may be granted under the MoneyLion Plan include stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards and other stock-based awards.

As of April 3, 2026, 1,427,244 shares were issuable upon settlement of outstanding awards and 3,009,420 shares remained available for future issuance under the MoneyLion Plan, as reflected in the table above. Although the shares remain available for future issuance under the MoneyLion Plan, Gen currently does not intend to make future grants under the plan.

The MoneyLion Plan contains an evergreen provision pursuant to which the number of shares available for issuance may be increased annually, subject to the terms of the plan. The total number of Shares available for issuance under the Plan shall be increased on January 1 of each fiscal year in an amount equal to the lesser of (i) 5% of the total number of shares of all classes of the Company's voting stock outstanding on the last day of the immediately preceding fiscal year and (ii) such number of shares as determined by the Compensation and Leadership Development Committee in its discretion. No such increase was implemented during fiscal 2026.

Any future awards granted under the MoneyLion Plan would remain subject to the terms and conditions of the plan and applicable law.

Certain Relationships and Related Transactions

Related-Person Transactions Policy and Procedure

Gen has adopted a written related person transactions policy which provides for Gen's policies and procedures regarding the identification, review, consideration and approval or ratification of "related person transactions." The Nominating and Governance Committee reviews transactions that may be "related person transactions," which are transactions between Gen and any related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000, and in which the related person has or will have a direct or indirect material interest. For purposes of the policy, a related person is any Gen executive officer, director, nominee for director, or stockholder holding more than 5% of any class of Gen's voting securities, in each case, since the beginning of the previous fiscal year, and their immediate family members.

Under the policy, absent any facts or circumstances indicating special or unusual benefits to the related person, the following transactions are deemed not to be "related person transactions" (meaning the related person is deemed to not have a direct or indirect material interest in the transaction):

- compensation to executive officers if: (1) the compensation is required to be reported in Gen's proxy statement, or (2) the executive officer is not an immediate family member of another executive officer or director of the Company, the related compensation would be reported in the proxy statement if the executed officer was a named executive officer, and Gen's Compensation and Leadership Development Committee approved (or recommended that the Board approve) such compensation;

- any compensation paid to a director if the compensation is required to be reported in Gen's proxy statement;

- any transaction with another company at which a related person is a director or an employee (other than an executive officer) or beneficial owner of less than 10% of that Company's shares or as a limited partner holding interests of less than 10% in the limited partnership (or similar interests in an alternative form of equity), if the aggregate amount involved does not exceed the greater of $500,000, or 5% of that company's (or another entity's) total annual consolidated gross revenues;

- any transaction where the related person's interest arises solely from the ownership of Gen's common stock and all holders of Gen's common stock received the same benefit on a pro rata basis (e.g., dividends);

- any charitable contribution, grant or endowment by Gen or the Gen Foundation to a charitable organization, foundation or university at which a related person's only relationship is as a director or an employee (other than an executive officer), if the aggregate amount involved does not exceed the greater of $120,000 or 5% of the annual consolidated gross revenues of such charitable organization, foundation or university, or any non- discretionary matching contribution, grant or endowment made pursuant to a matching gift program;

- any transaction with a related person where (I) the rates or charges involved are determined by competitive bids, (ii) involving the rendering of services as a common or contract carrier, or public utility, at rates or charges fixed in conformity with law or governmental authority, or (iii) involving services as a bank depositary of funds, transfer agent, registrar, trustee under a trust indenture, or similar services; and

- indemnification payments and other payments made pursuant to directors and officers insurance policies, Gen's Certificate of Incorporation or Bylaws then in effect, or any policy, agreement or instrument approved by the Board.

Under the policy, members of Gen's legal department review transactions involving related persons that do not fall into one of the above categories. If they determine that a related person could have a significant interest in a transaction, the transaction is referred to the Nominating and Governance Committee. In addition, transactions may be identified through Gen's Code of Conduct or other Gen policies and procedures and reported to the Nominating and Governance Committee. The Nominating and Governance Committee determines whether the related person has a material interest in a transaction and may approve, ratify, amend, terminate or rescind the transaction.

Certain Related Party Transactions
Transaction with Starship Enterprise, a.s.

Prior to the Avast merger in September 2022, Avast leased its Prague headquarters from Starship Enterprise, a.s. ("Starship"), which is partially owned by Mr. Pavel Baudis, a member of the Company's Board of Directors. Mr. Baudis holds a 36% ownership interest in Starship and serves on its board of directors, but is not involved in Starship's business relationship with the Company. The Company continues to lease its Prague headquarters from Starship under a lease that expires on February 28, 2030. For the fiscal year ended April 3, 2026, the Company paid Starship approximately $4.8 million for rent, operating expenses, and common area maintenance. The Company expects to pay approximately $4.1 million for the next fiscal year.

Juliana Brandt, daughter of Board member, Mr. Eric Brandt, has been employed by the Company since June 2022 and currently serves as a Principal Financial Analyst. Mr. Brandt does not participate in, and has no influence over, decisions regarding Ms. Brandt's hiring, performance evaluation, or compensation. For fiscal year 2026, Ms. Brandt received total compensation of $157,681, consisting of $121,546 in base salary, a $13,563 annual bonus, $250 in recognition awards, a $4,831 Company matching contribution under the 401(k) plan, and an equity award with a grant date fair value of $17,491.

Report of the Audit Committee

The information contained in the following report of Gen's Audit Committee is not considered to be "soliciting material," "filed" or incorporated by reference in any past or future filing by Gen under the Exchange Act or the Securities Act of 1933 unless and only to the extent that Gen specifically incorporates it by reference.

The Audit Committee is comprised solely of independent directors, as defined by current Nasdaq listing standards, and operates under a written charter, which was most recently amended and restated by the Board on March 23, 2026. The Audit Committee oversees Gen's financial reporting process on behalf of the Board. Management has primary responsibility for the financial statements and the reporting process, including the systems of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed the audited financial statements that were included in Gen's Annual Report on Form 10-K for the fiscal year ended April 3, 2026 with management, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements.

The Audit Committee reviewed with Gen's independent registered public accounting firm, which is responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, its judgments as to the quality, not just the acceptability, of Gen's accounting principles and discussed with the independent registered public accounting firm the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (PCAOB) and the SEC. In addition, the Audit Committee has received and reviewed the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the PCAOB regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, and has discussed with the independent registered public accounting firm the registered public accounting firm's independence.

The Audit Committee discussed with Gen's internal accountants and independent registered public accounting firm the overall scope and plans for their respective audits. The Audit Committee met with the internal accountants and independent registered public accounting firm, with and without management present, to discuss the results of their examinations, their evaluations of Gen's internal controls, and the overall quality of Gen's financial reporting. The Audit Committee also received the report of management contained in Gen's Annual Report on Form 10-K for the fiscal year ended April 3, 2026, as well as KPMG's Report of Independent Registered Public Accounting Firm included in Gen's Annual Report on Form 10-K related to its audit of (i) the consolidated financial statements and (ii) the effectiveness of internal control over financial reporting. The Audit Committee continues to oversee Gen's efforts related to its internal control over financial reporting and management's preparations for the evaluation in fiscal 2027.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board (and the Board has approved) that the audited financial statements be included in Gen's Annual Report on Form 10-K for the fiscal year ended April 3, 2026 for filing with the SEC.

By: The Audit Committee of the Board of Directors:

Eric K. Brandt (Chair)
John C. Chrystal
Emily Heath

Information About Solicitation and Voting

This proxy is solicited on behalf of the Board for use at the Annual Meeting, which will be conducted via live webcast on September 9, 2026, at 9:00 a.m. (Pacific Time), and any adjournment or postponement thereof. We will provide a re-playable webcast of the Annual Meeting, which will be available on the events section of our investor relations website at investor.gendigital.com.

About the Annual Meeting

What is the purpose of the Annual Meeting?

At our Annual Meeting, stockholders will act upon the proposals described in this proxy statement. In addition, following the Annual Meeting, management will report on the performance of Gen and respond to questions from stockholders.

What proposals are scheduled to be voted on at the Annual Meeting?

Stockholders will be asked to vote on the following proposals:

1. Election to the Board of the nine nominees named in this proxy statement;

2. Ratification of the appointment of KPMG as our independent registered public accounting firm for the 2027 fiscal year; and

3. An advisory vote to approve executive compensation.

If any other business properly comes before the Annual Meeting or any adjournment or postponement thereof, you will be voting on those items as well.

What is the recommendation of the Board on each of the proposals scheduled to be voted on at the Annual Meeting?

The Board recommends that you vote FOR each of the nominees to the Board (Proposal No. 1); FOR the ratification of the appointment of KPMG as our independent registered public accounting firm for the 2027 fiscal year (Proposal No. 2); and FOR the approval of compensation to our named executive officers (Proposal No. 3).

Could other matters be decided at the Annual Meeting?

Our Bylaws require that we receive advance notice of any proposal to be brought before the Annual Meeting by stockholders of Gen, and we have not received notice of any such proposals. If any other matter were to come before the Annual Meeting, the proxy holders appointed by the Board would have the discretion to vote on those matters for you.

Who can vote at the Annual Meeting?

Stockholders as of the record date for the Annual Meeting, July 14, 2026, are entitled to vote at the Annual Meeting. At the close of business on the record date, there were 598,577,065 shares of Gen common stock outstanding and entitled to vote. Each share of common stock is entitled to one vote on each matter properly brought before the Annual Meeting.

Stockholder of Record: Shares Registered in Your Name

If on July 14, 2026, your shares were registered directly in your name with our transfer agent, Computershare Investor Services, then you are considered the stockholder of record with respect to those shares. As a stockholder of record, you may vote at the Annual Meeting or vote by proxy. Whether or not you plan to virtually attend the Annual Meeting, we urge you to vote over the internet or by telephone, or if you received paper proxy materials by mail, by filling out and returning the proxy card.

For questions regarding your stock ownership, you may contact our transfer agent, Computershare Investor Services, by email through their website at www.computershare.com/contactus or by phone at (877) 282-1168 (within the U.S. and Canada) or (781) 575-2879 (outside the U.S. and Canada).

Beneficial Owner: Shares Registered in the Name of a Broker or Nominee

If on July 14, 2026, your shares were held in an account with a brokerage firm, bank or other nominee, then you are the beneficial owner of the shares held in street name. As a beneficial owner, you have the right to direct your nominee on how to vote the shares held in your account, and it has enclosed or provided voting instructions for you to use in directing it on how to vote your shares. However, the organization that holds your shares is considered the stockholder of record for purposes of voting at the Annual Meeting. Because you are not the stockholder of record, you may not vote your shares at the Annual Meeting unless you request and obtain a valid proxy from the organization that holds your shares giving you the right to vote the shares at the Annual Meeting.

How do I vote?

If you are a stockholder of record, you may:

- vote at the Annual Meeting — to participate in and vote at the Annual Meeting, you will need the 16-digit control number included on your proxy card or on the instructions that accompanied your proxy materials;

- vote via the internet or via telephone — instructions are shown on your Notice of Internet Availability of Proxy Materials or proxy card; or

- vote by mail — if you received a paper proxy card and voting instructions by mail, simply complete, sign and date the enclosed proxy card and return it before the Annual Meeting in the envelope provided.

Votes submitted via the internet or by telephone must be received by 11:59 p.m., Eastern Time, on September 8, 2026. Submitting your proxy, whether via the internet, by telephone or by mail if you received a paper proxy card, will not affect your right to vote at the Annual Meeting should you decide to virtually attend the Annual Meeting.

If you are not the stockholder of record, please refer to the voting instructions provided by your nominee to direct it how to vote your shares.

Your vote is important. Whether or not you plan to virtually attend the Annual Meeting, we urge you to vote by proxy to ensure that your vote is counted. You may still virtually attend the Annual Meeting if you have already voted by proxy.

What is the quorum requirement for the Annual Meeting?

A majority of our outstanding shares as of the record date must be present at the Annual Meeting in order to hold the Annual Meeting and conduct business. This presence is called a quorum. Your shares are counted as present at the Annual Meeting if you virtually attend and vote at the Annual Meeting or if you have properly submitted a proxy.

How are abstentions and broker non-votes treated?

Abstentions (shares present at the Annual Meeting and voted "abstain") are counted for purposes of determining whether a quorum is present and have no effect on the election of directors. For the purpose of determining whether the stockholders have approved all other matters, abstentions have the same effect as an "against" vote.

Broker non-votes occur when shares held by a broker for a beneficial owner are not voted either because (i) the broker did not receive voting instructions from the beneficial owner, or (ii) the broker lacked discretionary authority to vote the shares. Broker non-votes are counted for purposes of determining whether a quorum is present and have no effect on the matters voted upon. If you are a beneficial holder and do not provide specific voting instructions to your broker, the broker that holds your shares will not be authorized to vote your shares on any of the proposals, except for Proposal No. 2, ratification of the appointment of KPMG as our independent public accounting firm for the 2027 fiscal year. Accordingly, we encourage you to provide voting instructions to your broker, whether or not you plan to virtually attend the Annual Meeting.

What is the vote required for each proposal?

The votes required to approve each proposal are as follows:

- *Proposal No. 1.* Each director must be elected by the affirmative vote of the majority of the votes cast, meaning the votes cast "FOR" a director must exceed the number of votes cast "AGAINST" a director.
- *Proposal Nos. 2 and 3.* Approval of each of Proposal Nos. 2 and 3 requires the affirmative "FOR" vote of a majority of the shares entitled to vote on these proposals at the Annual Meeting and virtually attending the Annual Meeting or represented by proxy.

What if I return a proxy card but do not make specific choices?

All proxies will be voted in accordance with the instructions specified on the proxy card. If you vote over the internet or by telephone, please follow the instructions included on the Notice of Internet Availability of Proxy Materials, proxy card or proxy materials on how to vote over the internet or by telephone. If you sign a physical proxy card and return it without instructions as to how your shares should be voted on a particular proposal at the Annual Meeting, your shares will be voted in accordance with the recommendations of our Board stated above.

If you do not vote and you hold your shares in street name, and your broker does not have discretionary power to vote your shares, your shares may constitute "broker non-votes" (as described above) and will not be counted in determining the number of shares necessary for approval of the proposals. However, shares that constitute broker non- votes will be counted for the purpose of establishing a quorum for the Annual Meeting. Voting results will be tabulated and certified by the inspector of elections appointed for the Annual Meeting.

Who is paying for this proxy solicitation?

Gen is paying the costs of the solicitation of proxies. We have retained D.F. King & Co., Inc. to help us solicit proxies from brokers, bank nominees and other institutions for a fee of approximately $10,000, plus reasonable out-of-pocket expenses. We will also reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation materials to such beneficial owners. In addition, our directors, officers, and other employees, without additional compensation, may solicit proxies personally or in writing, by telephone, e-mail, or otherwise. If you choose to access the proxy materials and/or vote over the internet, you are responsible for any internet access charges you may incur.

What does it mean if I receive more than one proxy card or Notice of Internet Availability?

If you receive more than one proxy card or Notice of Internet Availability of Proxy Materials, your shares are registered in more than one name or are registered in different accounts. To make certain all of your shares are voted, please follow the instructions included on your proxy card or Notice of Internet Availability of Proxy Materials on how to access each proxy card and vote each proxy card over the internet or by telephone. If you received paper proxy materials by mail, you can also complete, sign and return each proxy card to ensure that all of your shares are voted.

How can I change my vote after submitting my proxy?

You may change your vote or revoke your proxy at any time before your proxy is voted at the Annual Meeting. If you are a stockholder of record, you may change your vote or revoke your proxy by:

- delivering to the Secretary of Gen (by any means, including facsimile) a written notice stating that the proxy is revoked;
- signing and delivering a proxy bearing a later date;
- voting again over the internet or by telephone; or
- virtually attending and voting at the Annual Meeting (although attendance at the Annual Meeting will not, by itself, revoke a proxy).

Please note, however, that if you are a beneficial owner and you wish to change or revoke your proxy, you may change your vote by submitting new voting instructions to your broker, bank or other nominee or, if you have obtained a legal proxy from your broker, bank or other nominee giving you the right to vote your shares at the Annual Meeting, by virtually attending and voting at the Annual Meeting.

How can I attend the Annual Meeting and submit questions?

To attend the Annual Meeting and submit your questions prior to or during the Annual Meeting, please visit www.virtualshareholdermeeting.com/GEN2026. To participate in the Annual Meeting or to submit questions in advance of the Annual Meeting, you will need the 16-digit control number included with your proxy materials, on your proxy card, Notice of Internet Availability of Proxy Materials or on the instructions that accompanied your proxy materials.

What if during the check-in time or during the Annual Meeting I have technical difficulties or trouble accessing the virtual meeting website?

We will have technicians ready to assist you with any technical difficulties you may have accessing the virtual Annual Meeting. If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the customer support numbers which will be shown on the virtual shareholder meeting site approximately 30 minutes before the start of the Annual Meeting.

Why are you not holding the Annual Meeting in a physical location?

We are excited to embrace the latest technology to provide expanded access, improved communication and cost savings for our stockholders. Hosting a virtual meeting will enable increased stockholder attendance and participation since stockholders can participate from any location around the world. In addition, we believe the online format allows us to communicate effectively with you via a pre-meeting forum that you can enter by visiting www.virtualshareholdermeeting.com/GEN2026.

How can I get electronic access to the proxy materials?

The proxy materials will provide you with instructions regarding how to:

- view our proxy materials for the Annual Meeting over the internet; and
- instruct us to send our future proxy materials to you electronically by email.

Choosing to receive your future proxy materials by email will save us the cost of printing and mailing documents to you and will reduce the impact of our annual meetings of stockholders on the environment. If you choose to receive future proxy materials by email, you will receive an email next year with instructions containing a link to those materials and a link to the proxy voting site. Your election to receive proxy materials by email will remain in effect until you terminate it.

Where can I find the voting results?

The preliminary voting results will be announced at the Annual Meeting and posted on our website at *investor.gendigital.com*. The final results will be tallied by the inspector of elections and filed with the SEC in a current report on Form 8-K within four business days of the Annual Meeting.

Additional Information

Stockholder Proposals for the 2027 Annual Meeting

Requirements for Stockholder Proposals to be Brought Before an Annual Meeting (but Not Included in Our Proxy Statement). Gen's Bylaws provide that, for stockholder nominations to the Board or other proposals that are not included in our proxy statement to be considered at an annual meeting, the stockholder must give timely notice thereof in writing to the Secretary at Gen Digital Inc., 60 E. Rio Salado Parkway, Suite 1000, Tempe, Arizona 85281, Attn: Secretary.

To be timely for the 2027 Annual Meeting of Stockholders, a stockholder's notice must be delivered to our Secretary at our principal executive offices between May 12, 2027 and June 11, 2027 (or, if the 2027 Annual Meeting of Stockholders is called for a date that is more than 30 calendar days before or more than 60 calendar days after the anniversary of the date of the 2026 Annual Meeting, then by no later than the 10th day following the day of our public announcement of the date of the 2027 Annual Meeting of Stockholders). A stockholder's notice to the Secretary must include the information required by Gen's Bylaws and comply with all other requirements set forth in Gen's Bylaws.

Requirements for Stockholder Director Nominations to be Considered for Inclusion in Our Proxy Statement Pursuant to Proxy Access. Under Gen's Bylaws, written notice of stockholder nominations to the Board of Directors that are to be included in the proxy statement pursuant to the proxy access provisions of Gen's Bylaws must be delivered to our Secretary not later than March 31, 2027 nor earlier than March 1, 2027 (or, if the 2027 Annual Meeting of Stockholders is called for a date that is more than 30 calendar days before or more than 30 calendar days after the anniversary of the date of the 2026 Annual Meeting, then by the later of the close of business on the date that is 180 days prior to the date of the annual meeting or the close of business on the 10th day following the day of our public announcement of the date of the 2027 Annual Meeting of Stockholders). A stockholder's notice to the Secretary must include the information required by Gen's Bylaws and comply with all other requirements set forth in Gen's Bylaws.

Requirements for Stockholder Proposals to be Considered for Inclusion in Our Proxy Materials. Stockholder proposals submitted pursuant to SEC Rule 14a-8 under the Exchange Act and intended to be presented at Gen's 2027 Annual Meeting of Stockholders generally must be received by us not later than March 31, 2027 in order to be considered for inclusion in Gen's proxy materials for that meeting, and must comply with all the requirements of Rule 14a-8.

Requirements for Stockholder Solicitation of Proxies in Support of Director Nominees Other than Company Nominees. In addition to satisfying the provisions in our Bylaws relating to nominations of director candidates, including the deadline for written notices, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than Gen nominees must comply with the additional requirements of SEC Rule 14a-19.

Available Information

Gen will mail without charge, upon written request, a copy of Gen's annual report on Form 10-K for fiscal year 2026, including the financial statements, schedule and list of exhibits, and any exhibit specifically requested.

Requests should be sent to:

Gen Digital Inc.
60 E. Rio Salado Parkway, Suite 1000
Tempe, Arizona 85281
Attn: Investor Relations

The Annual Report is also available at *investor.gendigital.com*.

Householding – Stockholders Sharing the Same Last Name and Address

The SEC has adopted rules that permit companies and intermediaries (such as brokers) to implement a delivery procedure called "householding." Under this procedure, multiple stockholders who reside at the same address may receive a single copy of our annual report and proxy materials, unless the affected stockholder has provided contrary instructions. This procedure reduces printing costs and postage fees and helps protect the environment as well.

This year, a number of brokers with account holders who are Gen stockholders will be "householding" our annual report and proxy materials. A single set of annual report and other proxy materials will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that it will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. Stockholders may revoke their consent at any time by contacting Broadridge ICS, either by calling toll-free 1-866-540-7095, or by writing to Broadridge ICS, Householding Department, 51 Mercedes Way, Edgewood, New York, 11717.

Upon written or oral request, Gen will promptly deliver a separate copy of the annual report and other proxy materials to any stockholder at a shared address to which a single copy of any of those documents was delivered. To receive a separate copy of the annual report and other proxy materials, you may write or call Gen's Investor Relations department at 60 E. Rio Salado Parkway, Suite 1000, Tempe, Arizona 85281, Attn: Investor Relations, telephone number (650) 527-8000.

Any stockholders who share the same address and currently receive multiple copies of Gen's annual report and other proxy materials who wish to receive only one copy in the future can contact their bank, broker or other holder of record to request information about householding or Gen's Investor Relations department at the address or telephone number listed above.

Other Matters

The Board does not presently intend to bring any other business before the Annual Meeting and, so far as is known to the Board, no matters are to be brought before the Annual Meeting except as specified in the notice of the Annual Meeting. As to any business that may arise and properly come before the Annual Meeting, however, it is intended that proxies, in the form enclosed, will be voted in respect thereof in accordance with the judgment of the persons voting such proxies.

Note About Forward-Looking Statements

In this proxy statement, Gen has disclosed information which may be considered forward-looking within the meaning of the U.S. federal securities laws. Forward-looking statements may appear throughout this proxy statement. In some cases, you can identify these forward-looking statements by the use of terms such as "believe," "will," "expect" "anticipate," "estimate," "intend," "strategy," "future," "plan," "may," "should," "would," and "continue to," or similar expressions, and variations or negatives of these words, but the absence of these words does not mean that a statement is not forward- looking. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including, but not limited to statements regarding our business strategy, governance and stockholder engagement practices, responsible business initiatives and executive compensation program. Forward- looking statements are based on current expectations and assumptions that are subject to risks and uncertainties that may cause actual results to differ materially. We describe risks and uncertainties that could cause actual results and events to differ materially in "Risk Factors," "Quantitative and Qualitative Disclosures about Market Risk," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of our Forms 10-K and 10-Q. We undertake no obligation to update or revise publicly any forward-looking statements, whether because of new information, future events, or otherwise.

Information Referenced in this Proxy Statement

The content of the websites referred to in this proxy statement are not incorporated by reference into this proxy statement.

Annex A

Reconciliation of Non-GAAP Financial Measures and Explanation of Key Performance Indicators

This proxy statement contains references to non-GAAP operating income, non-GAAP operating margin, non-GAAP net income, non-GAAP diluted net income and non-GAAP diluted net income per share, which are adjusted from results based on GAAP, as well as references to certain key performance indicators. These measures are provided to enhance the user's understanding of our prospects for the future. Our management team uses these measures in assessing Gen's performance, as well as in planning and forecasting future periods.

Reconciliation of GAAP to Non-GAAP Measures (in millions, except per share amounts)

Non-GAAP operating income, non-GAAP operating margin, non-GAAP net income, non-GAAP diluted net income and non-GAAP diluted net income per share are not computed according to GAAP and the method we use to compute these non-GAAP financial measures may differ from the method used by other companies. Such measures are supplemental, should not be considered a substitute for financial information presented in accordance with GAAP and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Please see below for the GAAP to non-GAAP reconciliation of these measures.

	Year Ended	
	April 3, 2026	**March 28, 2025**
Diluted net income (loss) per share (GAAP)	$ 1.57	$ 1.03
Adjustments to diluted net income (loss) per share:		
Stock-based compensation	0.38	0.21
Amortization of intangible assets	0.77	0.64
Impairment of intangible assets	—	0.00
Restructuring and other costs	0.06	0.01
Acquisition and integration costs	0.02	0.02
Litigation costs	(0.54)	0.10
Legal contract dispute cost	—	0.11
Other	—	0.01
Non-cash interest expense	0.05	0.04
Loss (gain) on extinguishment of debt	0.01	—
Loss (gain) on equity investments	0.13	0.05
Loss (gain) on sale of properties	(0.02)	—
Total adjustments to GAAP income (loss) before income taxes	0.85	1.20
Adjustment to GAAP provision for income taxes	0.15	(0.01)
Total adjustment to income (loss), net of taxes	0.99	1.19
Diluted net income (loss) per share (Non-GAAP)	$ 2.56	$ 2.22
Operating income (loss)	$2,120	$1,610
Stock-based compensation	235	134
Amortization of intangible assets	477	401
Impairment of intangible assets	—	3
Restructuring and other costs	35	7
Acquisition and integration costs	12	11
Litigation costs	(336)	65

	Year Ended	
	April 3, 2026	**March 28, 2025**
Legal contract dispute cost	—	66
Other	—	1
Operating income (loss) (Non-GAAP)	$2,543	$2,298
Net revenues	$5,000	$3,935
Operating margin	42.4%	40.9%
Operating margin (Non-GAAP)	50.9%	58.4%

Explanation of key performance indicators

Direct Revenue: Direct Revenue reflects subscriptions sold directly through e-commerce or mobile channels, and revenue generated from financial transactions directly made through Gen properties or marketplaces.

Partner Revenue: Partner Revenue reflects partner-sourced and channel revenue via retailers, employee benefits, telcos, publishers, and strategic partnerships, including revenue generated from product usage or products sold through our financial marketplace.

Bookings: Bookings are defined as customer orders received that are expected to generate net revenues in the future. We present the operational metric of bookings because it reflects customers' demand for our products and services and to assist readers in analyzing our performance in future periods.

Paid Customers: Paid customers are defined as active users of our products and solutions, including subscribers with an active paid subscription to our products at the end of the reported period. Paid customers also include product users with a unique account and at least one revenue-generating transaction in the relevant active period of each respective product category, whether through our first-party personal finance products, transacting through our financial marketplaces, or generating revenue through product usage. We exclude users on free trials and those who have not actively transacted in the relevant period of each respective product category.

In order to properly reflect our customer cohorts that contribute to revenue given the dynamic nature of consumers and our product portfolio, our methodology is subject to change from time to time. The methodologies used to measure these metrics require judgment and we regularly review our metrics to improve their accuracy. However, our ability to recalculate our historical metrics may be impacted by data limitations or other factors that require us to apply different methodologies for such adjustments. We generally do not intend to update previously disclosed metrics for any such inaccuracies or adjustments that are deemed not material.

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

  For the Fiscal Year Ended April 3, 2026

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

  For the Transition Period from _____ to _____

Commission File Number 000-17781

Gen Digital Inc.

(Exact name of registrant as specified in its charter)

Delaware	**77-0181864**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

60 E. Rio Salado Parkway,	**Suite 1000,**	**Tempe,**	**Arizona**	**85281**
(Address of principal executive offices)				*(Zip code)*

Registrant's telephone number, including area code:
(650) 527-8000

_____

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, **par value $0.01 per share**	**GEN**	**The Nasdaq Stock Market LLC**
Contingent Value Rights	**GENVR**	**The Nasdaq Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act:
None
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. Yes ☐   No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐	Non-accelerated filer	☐	Smaller reporting company	☐
						Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐   No ☑

Aggregate market value of the voting stock held by non-affiliates of the registrant, based upon the closing sale price of Gen Digital common stock on October 3, 2025 as reported on the Nasdaq Global Select Market: $15,555,822,937, based on a per share stock price of $27.82. Solely for purposes of this disclosure, shares of common stock held by each executive officer, director, and holder of 5% or more of the outstanding common stock have been excluded as of such date because such persons may be deemed to be affiliates. This determination of possible affiliate status is not a conclusive determination for any other purposes.

The number of shares of Gen Digital common stock, $0.01 par value per share, outstanding as of May 18, 2026 was 602,433,854 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for the 2026 annual meeting of stockholders are incorporated herein by reference into Part III of this Annual Report on Form 10-K where indicated. Such Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the registrant's fiscal year ended April 3, 2026.

GEN DIGITAL INC.

FORM 10-K

For the Fiscal Year Ended April 3, 2026

TABLE OF CONTENTS

"Gen," "we," "us," "our," and "the Company" refer to Gen Digital Inc. and all of its subsidiaries. Gen, Norton, Avast, LifeLock, MoneyLion, Avira, AVG, ReputationDefender, CCleaner and all related trademarks, service marks and trade names are trademarks or registered trademarks of Gen or other respective owners that have granted Gen the right to use such marks. Other names may be trademarks of their respective owners.

FORWARD-LOOKING STATEMENTS AND FACTORS THAT MAY AFFECT FUTURE RESULTS

The discussion below contains forward-looking statements, which are subject to safe harbors under the Securities Act of 1933, as amended (the Securities Act) and the Exchange Act of 1934, as amended (the Exchange Act). Forward-looking statements include statements that represent our expectations or beliefs concerning future events, including, without limitation, references to our ability to utilize our deferred tax assets, as well as statements including words such as "expects," "plans," "anticipates," "believes," "estimates," "predicts," "goal," "intent," "momentum," "projects," "forecast," "outlook," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," and similar expressions. In addition, projections of our future financial performance; beliefs regarding our business and strategies; anticipated growth and trends in our businesses and in our industries; the consummation of or anticipated impacts of acquisitions (including our ability to achieve synergies from acquisitions, including, but not limited to, our acquisition of MoneyLion), expectations about certain markets, divestitures, restructurings, stock repurchases, financings, debt repayments, investment activities and our liquidity; the outcome or impact of pending litigation, claims or disputes; risks associated with third party providers; evolving regulations and increased scrutiny from regulators; our intent to pay quarterly cash dividends in the future; plans for and anticipated benefits of our products and solutions; anticipated tax rates, benefits and expenses; the global macroeconomic outlook, including but not limited to, the impact of inflation, fluctuations in foreign currency exchange rates, changes in interest rates, and the impact of new trade policy, including the implementation of global tariffs; retaliatory trade regulations and policies; economic disruptions caused by the potential impact of volatility and conflict in the geopolitical and economic environment; general uncertainty in the financial and capital markets; and other global macroeconomic factors on our operations and financial performance; and other characterizations of future events or circumstances are forward-looking statements. These statements are only predictions, based on our current expectations about future events and may not prove to be accurate. We do not undertake any obligation to update these forward-looking statements to reflect events occurring or circumstances arising after the date of this report. These forward-looking statements involve risks and uncertainties, and our actual results, performance, or achievements could differ materially from those expressed or implied by the forward-looking statements on the basis of several factors, including economic recessions, inflationary pressures and those other factors that we discuss in Item 1A. Risk Factors, of this Annual Report on Form 10-K. We encourage you to read those sections carefully. There may also be other factors that have not been anticipated or that are not described in our periodic filings with the Securities and Exchange Commission (SEC), generally because we did not believe them to be significant at the time, which could cause actual results to differ materially from our projections and expectations. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

SUMMARY RISK FACTORS

We are subject to a number of risks that, if realized, could materially and adversely affect our business, financial condition, results of operations, and cash flows and our ability to make distributions to our stockholders. Some of our more significant challenges and risks include, but are not limited to, the following, which are described in greater detail below:

- If we are unable to develop new and enhanced solutions and products, or continually improve the performance, features, and reliability of our existing solutions and products, our business and operating results could be adversely affected.

- We operate in a highly competitive and dynamic environment, and if we are unable to compete effectively, we could experience a loss in market share and a reduction in revenue.

- Issues in the development and deployment of AI, including generative AI and emerging AI-enabled cyber threats, could expose us to regulatory, privacy, IP, cybersecurity, operational and reputational risks.

- Our acquisitions and divestitures create special risks and challenges that could adversely affect our financial results.

- Our revenue and operating results depend significantly on our ability to retain our existing customers and increase their adoption of our offerings, convert existing non-paying customers to paying customers, and add new customers.

- If we fail to manage our sales and distribution channels effectively, if our partners choose not to market and sell our solutions to their customers, or if we have an adverse change in our relationships with key third-party partners, service providers or vendors, our operating results could be materially and adversely affected.

- Changes in industry structure and market conditions have and may continue to lead to charges related to discontinuance of certain products or businesses and asset impairments.

- Our international operations involve risks that could increase our expenses, adversely affect our operating results and require increased time and attention from management.

- Our future success depends on our ability to attract and retain personnel in a competitive marketplace.

- If we fail to offer high-quality customer support, our customer satisfaction may suffer and have a negative impact on our business and reputation.

- If the information provided to us by customers or other third parties is incorrect or fraudulent, we may misjudge a customer's qualifications to receive our products and services and our results of operations may be harmed and could subject us to regulatory scrutiny or penalties.

- Our solutions, systems, websites and the data on these sources have been and may continue to be subject to cybersecurity events that could materially harm our reputation and future sales.

- We collect, use, disclose, store or otherwise process personal information and other sensitive data, which is subject to stringent and changing state and federal laws and regulations.

- Our inability to successfully recover from a disaster or other business continuity event could impair our ability to deliver our products and services, which could harm our business.

- We are dependent upon Broadcom for certain engineering and threat response services, which are critical to many of our products and business.

- Our solutions are complex and operate in a wide variety of environments, systems and configurations, which could result in failures of our solutions to function as designed.

- Negative publicity regarding our brand, solutions and business could harm our competitive position.

- Our reputation and/or business could be negatively impacted by sustainability and governance matters and/or our reporting of such matters.

- We are affected by seasonality, which has in the past and may in the future impact our revenue and results of operations.

- The legal and regulatory regimes governing certain of our products and services are uncertain and evolving.

- If we do not protect our proprietary information and prevent third parties from making unauthorized use of our products and technology, our financial results could be harmed.

- From time to time, we are party to lawsuits and investigations, which have previously and could in the future require significant management time and attention, cause us to incur significant legal expenses and prevent us from selling our products.

- Third parties have claimed and additional third parties in the future may claim that we infringe their proprietary rights.

- Some of our products contain "open source" software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect our business.

- Our substantial indebtedness and related debt obligations could limit our financial and operating flexibility and increase our vulnerability to adverse business and economic conditions.

- Our Amended Credit Agreement imposes operating and financial restrictions on us.

- The failure of financial institutions or transactional counterparties could adversely affect our current and projected business operations and our financial condition and results of operations.

- We rely on a variety of funding sources to support our business model. If our existing funding arrangements are not renewed or replaced or our existing funding sources are unwilling or unable to provide funding to us on terms acceptable to us, or at all, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

- Adverse macroeconomic conditions have adversely affected and may continue to adversely affect the consumer finance industry and our MoneyLion business.

- Fluctuations in our quarterly financial results have affected the trading price of our stock in the past and could affect the trading price of our stock in the future.

- We may be required to issue shares under our contingent value rights agreement.

- Changes to our effective tax rate could increase our income tax expense and reduce (increase) our net income (loss), cash flows and working capital, and audits by tax authorities could result in additional tax payments for prior periods.

- Our corporate and legal entity structure, as well as our intercompany arrangements, are subject to the tax laws of multiple jurisdictions. These laws are complex and may be subject to differing interpretations by tax authorities. As a result, we may be required to pay additional taxes, interest, or penalties in various jurisdictions, which could adversely affect our results of operations.

- Our ability to use our deferred tax assets to offset future taxable income may be limited.

The above list is not exhaustive, and we face additional challenges and risks. Please carefully consider all of the information in this Annual Report on Form 10-K, including the matters set forth below in this Part I, Item 1A.

Item 1. *Business*

Purpose and Mission

Purpose: Powering Digital Freedom.

Mission: We create innovative and easy-to-use technology solutions that help people grow, manage and secure their digital and financial lives.

Our Values

Protecting people is what inspires us, and our people are at the core of what we do. We seek to attract talent that embraces the following values:

- **Customer Driven. Community Minded.** We are customer obsessed and drive positive impact.
- **Think Big. Be Bold.** We embrace change and innovate fearlessly.
- **Be Scrappy. Make it Happen.** Big or small, we get things done irrespective of title or role.
- **Play to Win. Together.** We win for our customers, with passion and integrity.

Company Overview

Gen Digital Inc. is a global leader in consumer Cyber Safety and Trust-Based Solutions, empowering people around the world to live safer digital lives while building confidence and control over their financial futures. Through its trusted brands including Norton, Avast, LifeLock, and MoneyLion, Gen helps people protect what matters most — their data, identity, privacy, reputation and financials — through award-winning cyber-security, online privacy, identity protection and financial wellness solutions used by nearly 500 million users in more than 150 countries. Today, digital life and financial life are increasingly intertwined, reshaping how people work, bank, shop, learn, connect and manage their households every day. Advances in cloud computing, mobile platforms, and artificial intelligence (AI) have expanded how consumers interact and transact online, and we expect technological advancements to continue to unlock new possibilities. At the same time, the expansion of consumers' digital footprint is increasing exposure to cyber risks. Cybercriminals are combining long-standing techniques such as phishing, vishing and smishing with data-driven social engineering, deepfakes, account-takeover attacks and abuse of generative-AI systems and AI agents to execute increasingly sophisticated scams, fraud and other attacks that target people's identities, privacy and finances. In this environment, we provide solutions designed to help consumers secure, control and manage their digital and financial lives.

We are well-positioned to drive awareness and adoption of Cyber Safety and Trust-Based Solutions for individuals, families, and small businesses, fueled by an increasingly connected world. We help prevent, detect and restore potential damages caused by cybercriminals. We also offer personal finance products, tools and content that deliver actionable insights and guidance to users. Our global, omni-channel sales approach includes direct, indirect and freemium channels and a family of brands, enabling us to grow our customer base and maximize the global reach of our products and services. To this end, we offer both free and paid subscription-based solutions, which are sold direct-to-consumer and through partner relationships. Most of our subscriptions are offered on annual terms, but we also provide monthly subscriptions. We also distribute both first-party and third-party product offerings through integrated marketplaces and other partner platforms.

As of April 3, 2026, we have approximately 500 million total users, which come from direct, partner and freemium channels. Of these total users, we have approximately 79 million paid customers which reflects all customers with at least one paid subscription as of the end of the period, and / or individuals with a unique account and at least one paid transaction in the trailing twelve months.

- **Direct-to-consumer channel:** We use advertising to elevate our family of brands, attract new customers and generate significant demand for our services. Our direct subscriptions are primarily sold through our e-commerce platform and mobile apps, and we have a direct billing relationship with the majority of these customers. We also offer our integrated core suite of financial products and services through our mobile applications and marketplace services.

- **Indirect partner distribution channels:** We use strategic and affiliate partner distribution channels to refer prospective customers to us and expand our reach to our partners' and affiliates' customer bases. We developed and implemented a global partner sales organization that targets new, as well as existing, partners to enhance our partner distribution channels. These channels include retailers, telecom service providers, employee benefit providers, strategic partners, small offices, home offices, and very small businesses. Physical retail represent a small portion of our distribution, which minimizes the impact of supply chain disruptions.

- **Freemium channels:** Our go-to-market is diversified with multiple freemium channels through brands like Avast. We use free versions of our products to reach the broadest set of consumers globally and bring cyber safety to a larger audience, especially in international markets. The free solution offers a baseline level of protection and presents premium functionalities based on the risk profile and specific needs of the user. The user can choose to add specific premium solutions or upgrade to suites that provide security, identity, and privacy across multiple platforms and devices, thereby becoming a paid customer.

- **Consumer and Enterprise marketplace:** The acquisition of MoneyLion further expanded our go-to-market reach through a consumer and enterprise marketplace, which is branded Engine by Gen. Consumers can access a broad range of personalized and actionable offers for both financial and non-financial products and services.

Our Strategy

Our strategy is focused on delivering long-term sustainable and disciplined growth. For more than a decade, we have protected people's digital lives. That is our foundation. Today, we are building something larger: a platform that moves beyond protection into full empowerment — giving people the confidence, tools, and insights to control, manage and grow their digital and financial lives.

We are positioned for long-term growth and expansion. Our three primary growth drivers are:

1. **Securing Digital Lives:** Extending and deepening our leadership in cyber safety by leveraging technology innovation to protect consumers, families, and small businesses against an evolving and increasingly sophisticated threat landscape, including emerging risks from AI-generated scams, deepfakes, and agentic threats, while delivering proactive, personalized safety companion across devices, browsers, and AI agents.

2. **Empowering Financial Wellness:** Expanding our trusted solutions platform to empower consumers to protect, manage and grow their financial lives — through identity protection, financial fraud protection, credit monitoring, earned wage access, personalized financial product insights, and a recommended platform of trusted third-party financial solutions — deepening the customer relationship from protection into empowerment and financial decision-making and compounding lifetime value across the platform.

3. **Scaling Gen's AI-Powered Platform Delivering a Trust Layer:** Connecting our ecosystem of brands, products, and partners through a unified data and AI infrastructure to deliver personalized, proactive, and increasingly automated experiences — closing the gap between what AI can do and what consumers trust it to do. Our platform turns user-permissioned data into trusted recommendations and actionable intelligence, positioning Gen as the trust layer for the AI economy.

The key elements of our strategy include the following:

- **Extend our leadership in Cyber Safety through AI-driven innovation:** Cyber Safety is a large market with an ever-evolving threat landscape. AI is simultaneously enabling more sophisticated attacks and more powerful defenses. Our strategy is to lead in both defense and empowerment, deploying AI-native capabilities such as our advanced scam detection engine, agentic security, and privacy protection solutions that anticipate threats before they materialize. Our telemetry across devices, identities, and financial signals powers a flywheel: more data improves detection, better detection builds trust, and trust drives growth. We continue to expand our portfolio into adjacent areas including family safety, small business protection, and AI-safe browsing to reach new customer cohorts and geographies.

- **Grow our customer base through multiple channels:** We maintain multiple go-to-market channels to reach new customers globally, including direct, app stores, and partnerships across various business models, such as premium, freemium, and embedded marketplaces. We leverage our expertise in digital marketing, our family of trusted brands, and our expanding network of telecom, financial institution, and employer benefit partners to grow our customer base. We have access to numerous first party financial products through MoneyLion as well as our Engine marketplace that extends distribution through partners, increasing the number of consumers that see our value proposition. We believe continued investment in these distribution channels, combined with the breadth of our first-party and third-party product portfolio, will allow us to efficiently acquire new customers across cyber safety and financial wellness.

- **Deepen customer value through cross-sell of all of our services: security, privacy, identity, reputation, and financial protection and empowerment:** We believe our approximately 500 million users — including 79 million paid customers — represent a significant and underleveraged opportunity to deliver trusted financial solutions. Our Engine marketplace connects consumers with over 600 third-party financial product providers across lending, insurance, credit, and banking, represents a hosted decisioning engine. We leverage our identity and behavioral data advantages to deliver personalized financial product recommendations to existing customers, increasing average revenue per user and strengthening the overall value of the Gen relationship. Customers with connected financial accounts demonstrate higher engagement, stronger ARPU, and better retention, which further deepens loyalty over time.

- **Continue our focus on customer retention and loyalty:** We continue to optimize and expand the value we provide to customers, which we believe positively impacts retention and lifetime value. We aim to increase customer engagement through actionable identity and financial alerts, AI-powered insights, and the introduction of new product capabilities and financial wellness community content. Comprehensive cyber safety membership adoption — integrating security, identity, privacy, and financial wellness into a single trusted relationship — reinforces our view that the future of cyber safety lies in all-in-one solutions and ultimately a seamless secure trust layer.

- **Leverage our global brands and partner network to drive reach and innovation:** We will continue building our family of trusted brands globally — Norton, Avast, LifeLock, MoneyLion and more — as we expand protection and empowerment to consumers across more than 150 countries. We will also continue to invest in our partner network, which includes over 650 channel partners and over 600 third-party product providers in Engine by Gen, to enrich the choices available to our customers and accelerate our reach into new markets and customer segments.

- **Scale our AI-powered platform to drive compounding growth:** We are investing in a unified data and AI platform that gives consumers structured, secure access to their most important information and puts the power of distribution in their hands, while connecting our brands, products, and third-party partners into a single intelligent ecosystem. This platform enables hyper-personalized recommendations, faster AI innovation across our portfolio, and new revenue streams through trust, data, and decisioning services. Over time, we expect it to shift our growth model from linear subscription economics toward compounding network effects, as each customer and partner interaction enriches the ecosystem.

- **Build the trust layer for the AI economy:** As AI agents move onto consumer devices, browsing the web and executing code on the user's behalf, the security stakes have fundamentally changed. We are building the trust layer for consumer AI: an AI-native browser, agentic protection integrated into our core memberships including an agentic VPN, and an agentic skill scanner establishing our platform as the security foundation for AI adoption. The assets required to win in this category — trusted brands, rich behavioral and financial data, broad global distribution — are difficult to replicate, creating a durable and compounding advantage as the market scales.

- **Pursue strategic transactions to enhance our competitive advantage:** To complement our organic growth strategy, we selectively pursue acquisitions, investments, and other strategic transactions that we believe can enhance our platform capabilities, expand our current lines of business, accelerate growth in existing or adjacent markets, strengthen our ecosystem, broaden our distribution reach, deepen our proprietary data and technology assets, or otherwise enhance our competitive position. We evaluate potential opportunities based on a variety of factors, including their strategic fit, ability to drive long-term value creation, operational and technological synergies, customer and user expansion opportunities, and financial returns. Our approach to acquisitions and other strategic transactions is guided by our financial discipline and balanced with our broader capital allocation priorities, which may include investments in innovation and growth initiatives, debt repayment, dividends, and share repurchases.

Operating Segment Information

We present financial information for our Cyber Safety Platform and Trust-Based Solutions operating segments to provide investors with greater transparency into the performance and drivers of our business. These segments reflect how our Chief Operating Decision Maker (our Chief Executive Officer) evaluates results, allocates resources, and assesses growth opportunities. By distinguishing between our core cybersecurity offerings and our Trust-Based Solutions, we enable investors to better understand the distinct market dynamics, revenue growth, and profitability profiles of each segment, as well as how they collectively support our long-term strategy and value creation.

Our Cyber Safety Platform Segment

Cyber Safety Platform includes our security, comprehensive suites, and privacy products, which deliver technology solutions and superior threat protection to help people navigate the digital world, securely, privately and with confidence. We develop our broad portfolio of Cyber Safety products and services based on consumer insights and continuously enhance our offerings through product innovation and technology integration, including acquired capabilities, to outpace evolving threats.

Our Cyber Safety portfolio provides protection across two primary categories, security and performance, and online privacy, and is delivered across multiple channels and geographies. Leveraging our technology platforms, we integrate software and service capabilities within these two categories into comprehensive and easy-to-use products and solutions across our brands.

We protect and empower consumers by providing solutions and services in two main ways:

- **Comprehensive membership plans:** Providing a comprehensive and all-in-one Cyber Safety portfolio of solutions for a membership fee. Plans are offered through Norton 360 and Avast One subscriptions, with both brands providing multiple levels of membership tiers that range from basic, mid-level, or premium tiers where online privacy features and identity and restoration services are included.

- **Point solutions:** Providing stand-alone products and services in security, device performance, and privacy, offering flexibility for consumers to choose between free or paid solutions. These products solve for a specific need, when you need it, and can add on to the value you already have. Please see below for our full set of products by category.

We are well-positioned across two key Cyber Safety categories:

- **Security and Performance:** Our offerings provide real-time threat protection for PCs, Macs and mobile devices against malware, ransomware, phishing, and other emerging cyber threats. These offerings monitor and block unauthorized access to the device to help protect and secure private and sensitive information. Scams have also continued to become more prevalent and sophisticated and we offer a range of AI-powered features integrated into Norton Cyber Safety products to provide always-on protection from today's most sophisticated scams across phone calls, texts, emails, deepfakes and websites. Norton Scam Protection and Scam Protection Pro utilize Norton Genie AI engine to analyze the meaning of words, not just links, helping to stop hidden scam patterns that even the most careful person can miss. We also offer solutions designed to help small businesses safeguard devices, online activities, and customer data. We also provide performance and optimization software solutions that improve device functionality by freeing up space, clearing online tracking, and managing system resources.

- **Online Privacy:** Our privacy solutions include virtual private network (VPN) offerings through the Norton, Avast and freemium brands. These solutions provide encrypted data tunnels and connections that allows customers to securely transmit and access private information, such as passwords, bank details, and credit card numbers, when accessing the internet through their devices, including on public Wi-Fi networks. Our VPN solutions also incorporate advanced privacy, malware protection, and AI-powered protection against sophisticated cyber threats, including scams and phishing attacks. We also offer a variety of solutions under the Norton and Avast brands to enhance online privacy, including solutions that limit tracking while browsing online, through our AntiTrack and Secure Browser products, or services that help customers identify and remove personal information from public data broker sites, through our Privacy Monitor Assistant and BreachGuard products.

Our Trust-Based Solutions Segment

We have also evolved beyond Cyber Safety to offer Trust-Based solutions, including identity protection, restoration support services, digital reputation, and secure financial wellness, including our first-party MoneyLion products and our Engine marketplace offerings. These innovative solutions and insights empower consumers to manage their identity, reputation and finances confidently.

- **Identity Protection and Reputation:** In the United States, we offer Identity Theft protection as a premium membership service primarily through LifeLock, which includes monitoring of credit reports, the dark web, social media, and financial accounts to help detect potential misuse of and safeguard our customers' personal information. In the event of identity theft, we assign an Identity Restoration Specialist to work directly with customers to help restore their identities, and assist in the recovery process. All plans include reimbursements for certain losses and expenses incurred, with coverage limits of up to $3 million depending on the plan. Outside the United States, we offer identity solutions under the Norton, Avast, and other brands, which include dark web monitoring in over 50 countries, monitoring of credit, social media and financial accounts, restoration support, and identity theft insurance in select countries. We also provide digital reputation management services, which helps customers manage their personal branding online, including on search results, social media sites, and overall web presence.

- **Secure Financial Wellness:** In the United States, we offer modern personal finance products, tools, and financial-related content that delivers actionable insights and guidance to our users. Through our MoneyLion brand, we provide a broad suite of financial products and services to make premium banking, borrowing and investing accessible to everyone, enhanced with identity features so users can protect the wealth they build. We also operate and distribute embedded finance marketplace solutions that match consumers with personalized third-party offers from our partners, providing convenient access to an expansive breadth of financial solutions that enable customers to borrow, spend, save and achieve better financial outcomes. Our leading marketplace solutions provide valuable distribution, acquisition, growth, and monetization channels for our partners. This purpose-built platform helps consumers navigate all of their financial inflection points, combining our deep first-party product expertise, engaging content, marketplaces, innovative technology, data and AI capabilities to create the ultimate marketplace solution, Engine by Gen.

Innovation, Research and Development

Gen has a long history of innovation, and we plan to continue to invest in research and development to drive our long-term success.

As cyber threats evolve, and an increasing amount of our financial lives happen online, we are focused on delivering a portfolio that protects each element of our customers' digital and financial lives. To do this, we engage and listen to our customers, and we embrace innovation by deploying a global research and development strategy across our platform. Our engineering and product teams are focused on delivering new and enhanced versions of existing offerings, as well as developing entirely new offerings to drive the company's global leadership in cyber safety and secure financial wellness.

We are committed to our innovation and research and development efforts. The Technology team at Gen is driving the company's future technologies, new product development, innovation and helping guide the consumer cybersecurity and personal financial services industries. Our global technology research organization is focused on applied research projects, with the goal of rapidly creating new products to address consumer trends and grow the business, including defending consumer digital safety, privacy, identity and secure financial wellness. We also have a global threat response and security technology organization that is comprised of our dedicated team of threat and security researchers, supported by advanced systems to innovate security technology and threat intelligence.

We have one of the world's largest consumer cyber safety networks. Leveraging our capabilities, our global threat response team handles a wide variety of attacks, including social engineering attacks, file-based attacks, web and network-based attacks, privacy and data exfiltration attacks, identity theft attacks, algorithmic manipulation attacks, and more.

Our differentiated approach is powered by our global scale and visibility, geographically distributed cloud data platform, and advanced AI-based automation. Through our AI Foundry, we build advanced AI models to improve our user's experiences, by providing recommendations, insights, and personalized messaging tailored to their customer journey. We are also building AI-native products, AI agentic solutions, and the trust layer that makes powerful AI, safe and simple for everyday life.

Industry Overview

Cyber safety is a large market, fueled by the increase in activities online and the expanding digital lives of consumers globally. The core markets we participate in include security, identity, privacy, and increasingly, financial wellness. We believe the cyber safety market will continue to expand significantly, driven by the growing number of people connected to the internet and the accelerating convergence of their digital and financial lives.

The cyber threat landscape is larger and more complicated than ever before. Attack cycles have compressed, threats are more personalized and convincing, and they are almost always aimed at a financial outcome — drained accounts, stolen credentials, and fraudulent transactions. New technologies, smart devices, digital identities and an increasingly more connected world mean consumers will encounter a range of new cyber safety challenges. Consumer demands and behaviors are rapidly changing and driving more activities online, from shopping, socializing, working, banking, to other activities in healthcare, entertainment and so much more. Almost every aspect of a person's life has a digital component. Unfortunately, many of those activities are left unprotected, and attackers are exploiting this larger opportunity and the inherent security and privacy vulnerabilities. Cybercriminals have not only expanded their reach, but the sophistication of digital threats and attacks are becoming increasingly more realistic and believable. The rise of AI-generated deepfakes, synthetic identities, and autonomous AI agents — software that can browse, transact, and act on a consumer's behalf — introduces an entirely new attack surface and makes trust infrastructure more critical than ever.

At the same time, consumer demand for financial guidance and access is growing with equal urgency. Despite advances in financial technology, significant gaps remain: many consumers lack access to personalized, data-driven tools to help them manage, protect, and grow their financial lives. The embedded finance marketplace model — connecting consumers with personalized third-party offers across lending, insurance, credit, and banking — has emerged as a scalable and high-intent channel for closing this gap, meeting consumers at the moment they are most ready to act.

What is emerging is the convergence of cyber safety and financial wellness into a single consumer need. Almost every cyber threat ultimately targets a financial outcome, and almost every financial decision increasingly carries a digital risk. Consumers are no longer looking for a security product and a financial app — they are looking for a trusted platform that protects and empowers their entire digital and financial life, simultaneously and proactively.

We believe these dynamics — the expanding digital threat landscape, the growing demand for accessible financial wellness solutions, and the convergence of cyber safety and financial protection — will continue to drive demand for integrated platforms that address consumers' digital and financial needs together. Gen operates across both markets, connecting its family of Cyber Safety brands with financial wellness and marketplace capabilities to serve consumers across all aspects of their digital and financial lives.

Competitive Landscape

We operate in a highly competitive and dynamic environment. We face global competition from a broad range of companies, including software providers focusing on cyber safety solutions, platform and ecosystem providers such as Apple, Google and Microsoft, and 'pure play' companies that currently specialize in one or a few market segments, many of which are expanding their product portfolios into additional segments. We believe the competitive factors in our market include innovation, access to a breadth of consumer identity and financial data, broad and effective service offerings, brand recognition, effective technology, cost-efficient customer acquisition, strong retention rate, customer satisfaction, competitive price, convenience of purchase, ease of use, frequency of upgrades and reliable customer service. Our competitors may vary by offering, geography, business model and channel.

Our principal competitors are set forth below:

- **Security:** Our principal competitors in this segment include Apple, Bitdefender, ESET, F-Secure, Google, Kaspersky, Malwarebytes, McAfee, Microsoft, Trend Micro and Webroot.

- **Online Privacy:** Our principal competitors in this segment include Apple, Aura, Brave, DuckDuckGo, IPVanish, Kape, Mozilla, Nord Security and Proton.

- **Identity and Reputation:** Our principal competitors in this segment include credit bureaus such as Equifax, Experian and TransUnion, as well as certain credit monitoring and identity theft protection solutions from others such as Allstate, Aura, Generali (Iris), Intuit (Credit Karma) and Microsoft.

- **Secure Financial Wellness:** Our principal competitors in this segment include Bankrate, Chime, Dave, Intuit (Credit Karma), LendingTree, NerdWallet, Robinhood and SoFi.

- **Other Competitors:** In addition to competitors listed above, we also face competition from companies focused on one or a few of the above or adjacent categories. Many of these players are expanding into new segments and developing competing products. These include 'pure play' providers such as 1Password, Bark, Dashlane, LastPass, Life360, and Truecaller, as well as internet service providers, big tech platform providers, insurance companies and financial services organizations.

We believe we compete effectively based on the strength of our technology, people, product offerings, and presence across the key Cyber Safety and Trust-Based Solutions categories. However, some competitors have greater financial, technical, marketing, distribution or other resources than we do, including in new Cyber Safety and Trust-Based Solutions segments we may enter, giving them competitive advantages. As a result, they may be better positioned to invest in the development, marketing, and distribution of their offerings; provide competitive solutions at lower prices or for free; and introduce new solutions or respond to market developments and customer needs more quickly or cost-effectively than we can. In addition, for certain solutions or features, smaller, well-funded competitors may be able to innovate and adapt more quickly to evolving market dynamics and changing consumer needs.

For more information on the risks associated with our competitors, please see "Risk Factors" – Risks Related to Our Business Strategy and Industry – "We operate in a highly competitive and dynamic environment, and if we are unable to compete effectively, we could experience a loss in market share and a reduction in revenue" and "We may need to change our pricing models to compete successfully," in Item 1A included in this Annual Report on Form 10-K.

Seasonality

As is typical for many consumer technology companies, portions of our business are impacted by seasonality. However, we believe the net impact on our business is limited. Seasonal behavior in orders primarily reflects consumer spending patterns during our fiscal third and fourth quarters, as order volume is generally higher due to the holidays in our third quarter, as well as due to follow-on holiday purchases and the U.S. tax filing season which is in our fourth quarter. Revenue generally reflects similar seasonal patterns but to a lesser extent than orders because of our subscription business model, as the majority of our in-period revenues are recognized ratably from our deferred revenue balance.

Human Capital Management

At Gen, our mission is to build a comprehensive and easy-to-use integrated portfolio that prevents, detects and responds to cyber threats and cybercrimes in today's digital world. Our ability to execute on this mission depends on attracting, developing, and retaining a highly skilled and engaged workforce.

- **General Employee Demographics:** As of April 3, 2026, we employed approximately 3,900 team members across more than 20 countries. With dual headquarters in Tempe, Arizona, and in Prague, Czech Republic, we have over 1,400 active employees located in the United States and nearly 800 active employees in the Czech Republic. None of our U.S. employees are represented by a labor union or covered by a collective bargaining agreement.

- **Employee Development and Training:** Our people programs are designed to provide our team members with the resources and opportunities needed to grow and succeed. During fiscal 2026, we continued to invest in learning and development through our Learn@Gen platform and program, which provides employees with access to a broad range of digital and in person learning content and development opportunities. These offerings include the LinkedIn Learning catalog, Gen Mentorship programs, Peer Learning Academics, and leadership development initiatives.

- **Employee Engagement:** We are committed to fostering a positive and productive work environment. Employee feedback is a critical component of this effort. We maintain an ongoing dialogue with our workforce through our Engage pulse surveys, which focus on targeted topics and inform actions and continuous improvements across the organization.

- **Benefits, Health and Wellness:** At Gen, we value our people and are committed to reinforcing a positive and supportive experience through the programs and benefits we provide which are designed to support physical, mental and financial well-being in an integrated and equitable manner. Our employee value proposition, Life@Gen, is centered on choice, flexibility, and growth, and reflects our holistic approach to the employee experience.

- **Human Capital Governance:** Our Board of Directors, through its Compensation and Leadership Development Committee, provides oversight of our human capital management strategies. We work closely with the Committee on matters including executive compensation, overall reward strategy, talent management, talent acquisition, leadership development, succession planning, retention, and employee engagement.

Intellectual Property

Our intellectual property (IP) is an important and vital asset that enables us to develop, market, and sell our software products and services and enhance our competitive position. We are a leader among consumer cyber safety and secure financial wellness solutions in pursuing patents and currently have a portfolio of over 1,000 U.S. and international patents issued with many additional patents pending. We protect our intellectual property rights and investments in a variety of ways to safeguard our technologies and our long-term success. Our IP portfolio is spread across different entities and in multiple countries. As we continue to expand our international operations, we have developed a strategy to ensure global distribution of our IP aligns with our long-term strategic objectives, business model, and goals. We work actively in the U.S. and internationally to ensure the enforcement of copyright, trademark, trade secret and other protections that apply to our software products and services. The term of the patents we hold is, on average, in excess of ten years.

From time to time, we enter into cross-license agreements with other technology companies covering broad groups of patents. We also use software from third parties in our business and generally must rely on those third parties to protect the licensed rights. This can include open source software, which is subject to limited proprietary rights. While it may be necessary in the future to seek or renew licenses relating to various aspects of our products, services, and business methods, we believe, based upon past experience and industry practice, such licenses generally can be obtained on commercially reasonable terms. The ability to maintain and protect our intellectual property rights is important to our success, but we believe our business is not materially dependent on any individual patent, copyright, trademark, trade secret, license, or other intellectual property right.

However, circumstances outside our control could pose a threat to our intellectual property rights. Effective intellectual property protection may not be available, and the efforts we have taken to protect our proprietary rights may not be sufficient or effective. Any significant impairment of our intellectual property rights could harm our business or our ability to compete. In addition, protecting our intellectual property rights is costly and time consuming. Any unauthorized disclosure or use of our intellectual property could make it more expensive to do business and harm our operating results.

In addition, a large number of patents, copyrights and trademarks are owned by other companies in the technology industry. Those companies may request license agreements, threaten litigation, or file suit against us based on allegations of infringement or other violations of intellectual property rights.

For more information on the risks associated with our intellectual property, please see "Risk Factors" in Item 1A included in this Annual Report on Form 10-K.

Governmental Regulation

We collect, use, store or disclose an increasingly high volume, and variety of personal information, including from employees and customers, in connection with the operation of our business. The personal information we process is subject to an increasing number of federal, state, local and foreign laws regarding privacy and data security.

Gen is also subject to extensive and evolving federal, state laws and regulations governing consumer financial products and services, including laws relating to consumer protection, fair lending, anti-money laundering, electronic payments, money transmission, credit reporting and licensing. Certain of our products and platform are regulated and supervised by various governmental and regulatory authorities, including the Consumer Financial Protection Bureau, the Federal Trade Commission and state banking and financial services regulators. Applicable compliance requirements include, among others, regulations relating to unfair, deceptive or abusive acts or practices, lending and servicing activities, electronic fund transfers, customer disclosures, sanctions compliance, cybersecurity and the collection, use and protection of consumer data.

For information on the risks associated with complying with privacy and data security laws, please see "Risk Factors" in Item 1A included in this Annual Report on Form 10-K.

Available Information

Our internet homepage is located at GenDigital.com. We make available our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports as soon as reasonably practicable after we electronically file such material with the SEC on our investor relations website located at Investor.GenDigital.com. We also use our website as a tool to disclose important information about the company and comply with our disclosure obligations under Regulation Fair Disclosure. The information contained, or referred to, on our website, including in any reports that are posted on our website, is not part of this annual report unless expressly noted. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding our filings at http://www.sec.gov.

Item 1A. *Risk Factors*

A description of the risk factors associated with our business is set forth below and in "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Legal Proceedings," "Quantitative and Qualitative Disclosures About Market Risk" and "Controls and Procedures." The list is not exhaustive, and you should carefully consider these risks and uncertainties before investing in our common stock.

RISKS RELATED TO OUR BUSINESS STRATEGY AND INDUSTRY

If we are unable to develop new and enhanced solutions and products, or continually improve the performance, features, and reliability of our existing solutions and products, our business and operating results could be adversely affected.

Our future success depends on our ability to effectively respond to evolving consumer threats, technological advancements, competitive developments and industry changes, by developing or introducing new and enhanced solutions and products on a timely basis. We have incurred, and will continue to incur, significant research and development expenses, including investments in AI, to drive organic growth and reduce reliance on third-party technologies. If these investments do not produce the anticipated benefits, or if such benefits are delayed, our operating results could be adversely affected.

We must continually address the challenges of dynamic and accelerating market trends and competitive developments. The development and integration of new technologies — including generative AI ("Gen AI") and machine learning — is complex, time-consuming, and subject to significant risks. New technologies may contain errors, vulnerabilities, or unintended outputs, including incorrect or biased results, that are not easily detectable, which could lead to customer dissatisfaction, reputational harm, litigation, or increased regulatory scrutiny. Customers may also demand features or capabilities that our current solutions do not offer, and failure to innovate in a timely and cost-effective manner could impair our ability to retain existing customers and attract new customers.

The development and introduction of new solutions involve significant commitments of time and resources and are subject to risks and challenges including but not limited to:

- Lengthy development cycles;
- Evolving industry and regulatory standards and technological developments, including AI and machine learning, by our competitors and customers;
- Rapidly changing customer preferences and accurately anticipating technological trends or needs;
- Evolving platforms, operating systems, and hardware products, such as mobile devices;
- Product and service interoperability challenges with customer's technology and third-party vendors;
- The integration of products and solutions from acquired companies;

- Availability of engineering and technical talent;

- Entering new or unproven market segments;

- New and evolving regulation; and

- Executing new product and service strategies.

In addition, third parties, including, but not limited to, operating systems and internet browser companies, have in the past and may in the future limit the interoperability of our solutions with their own products and services, including to promote competing offerings. Such actions could delay the development of, impair the functionality of, or reduce the demand for our solutions and products, which could result in decreased revenue, harm to our reputation, and adverse effects on our business, financial condition, results of operations, and cash flows.

If we fail to manage these risks effectively, or if our new or improved solutions or products are not technologically competitive or do not achieve market acceptance, our business and operating results could be adversely affected.

We operate in a highly competitive and dynamic environment, and if we are unable to compete effectively, we could experience a loss in market share and a reduction in revenue.

We operate in intensely competitive and dynamic markets characterized by rapid technological developments, evolving industry and regulatory standards and market trends, changing customer requirements and preferences, and frequent new product introductions and improvements. We have experienced, and expect to continue to experience, significant competitive pressures. If we are unable to anticipate or respond effectively to these continually evolving conditions, we could lose market share, experience pricing pressure, and incur reduced revenues, which could materially and adversely affect our business, financial condition, results of operations, and cash flows.

To compete successfully, we must maintain a robust and innovative research and development effort, enhance our existing solutions and products, introduce new offerings on a timely basis, and effectively adapt to changes in the technology, financial technology, AI, privacy and data protection standards and trends.

Our cyber safety and financial wellness businesses compete with a broad range of companies, including established security software vendors, operating system and platform providers, companies who specialize in a niche segment of the cyber safety market and which are expanding their portfolios into competing cyber safety products, traditional banks and credit unions, licensed and non-bank digital financial service providers, specialty finance companies, digital wealth management and brokerage platforms, embedded finance providers, financial marketplaces, and other technology companies. Many of these competitors have longer operating histories, greater brand recognition, larger customer bases, and significantly greater financial, technical, and marketing resources than we do. They may be able to offer more competitive pricing or terms, bundle products more effectively, introduce new, enhanced, broader or more specialized offerings more quickly (including for free), or respond more rapidly to technological and consumer trends. We expect our competition to continue to increase, as there are generally no substantial barriers to entry into the markets we serve.

In addition, operating system and platform providers increasingly incorporate native security, privacy, and financial features into their products, often at no additional cost, which may reduce demand for our offerings or diminish their differentiation. We also depend on strategic distribution and bundling relationships, and partners have in the past replaced, and may in the future replace, our solutions with competing or internally developed offerings, promote competing products more favorably, or limit interoperability. Industry consolidation, vertical integration, and the introduction of new or alternative technologies may further intensify competition.

We cannot be sure that we will accurately predict how the markets in which we compete or intend to compete will evolve. Failure on our part to anticipate changes in our markets and to develop solutions and enhancements that meet the demands of those markets or to effectively compete against our competitors will significantly impair our business, financial condition, results of operations, and cash flows.

Issues in the development and deployment of AI, including generative AI and emerging AI-enabled cyber threats, could expose us to regulatory, privacy, IP, cybersecurity, operational and reputational risks.

We have incorporated, and are continuing to develop and deploy, AI, including Gen AI, into many of our products, solutions and services. AI systems, including AI internally developed and AI present in third party solutions, may be flawed, contain errors or vulnerabilities, reflect unintended bias, or produce inaccurate, misleading or "hallucinatory" outputs, and such deficiencies may not be easily detectable. Customers may rely on AI-generated outputs in making financial, security or other significant decisions. If AI-enabled features in our products produce incorrect, incomplete or biased outputs, we could face claims of misrepresentation, negligence, product liability or other legal theories, as well as customer dissatisfaction, reputational harm and loss of business. Furthermore, we may face allegations of misrepresentations or "AI washing" if our disclosures about our AI capabilities or our AI-related governance are deemed to be exaggerated or misleading, which could result in enforcement actions, litigation or reputational harm.

AI can present ethical issues and may subject us to new or heightened legal, regulatory, ethical, or other challenges, including issues relating to discrimination, intellectual property infringement or misappropriation, violation of rights of publicity, inability to assert ownership of inventions and works of authorship, loss of trade secrets, defamation, data privacy, and cybersecurity; and inappropriate or controversial data practices by third-party partners, developers and end-users, or other factors adversely affecting public opinion of AI, could impair the acceptance of AI solutions, including those incorporated in our products and services. If the AI solutions that we create or use are deficient, inaccurate or controversial, we could incur operational inefficiencies, competitive harm, legal liability, brand or reputational harm, or other adverse impacts on our business and financial results.

In addition, if we do not have sufficient rights to use the data or other material or content on which our AI tools rely, we also may incur liability through the violation of applicable laws and regulations, third-party intellectual property, privacy or other rights, or contracts to which we are a party. The use or adoption of AI technologies in our products may also result in exposure to claims by third parties of copyright infringement or other intellectual property misappropriation, which may require us to pay compensation or license fees to third parties. For example, the large datasets used to train Gen AI technologies or output generated by Gen AI technologies may contain materials that may subject us to third-party claims of intellectual property infringement or violations of rights of publicity. This risk is exacerbated with respect to our use of third-party Gen AI technologies, as it can be very difficult, if not impossible, to validate the processes used by third-party Gen AI technology providers in their collection and use of training data or the algorithm to produce outputs.

In addition, regulation of Gen AI is rapidly evolving worldwide as legislators and regulators are increasingly focused on these powerful emerging technologies. The technologies underlying Gen AI and its uses are currently subject to a variety of laws and regulations, including intellectual property, privacy, data protection and information security, consumer protection, competition, and equal opportunity laws, and are expected to be subject to increased regulation and new laws or new applications of existing laws and regulations. Gen AI is the subject of ongoing review by various U.S. governmental and regulatory agencies, and various U.S. states and other foreign jurisdictions are applying, or are considering applying, their platform moderation, cybersecurity, and data protection laws and regulations to Gen AI or are considering general legal frameworks for Gen AI. For example, the EU AI Act, which came into force on August 1, 2024, will generally become fully applicable after a two-year transitional period, with certain obligations taking effect at an earlier or later time. The EU AI Act introduces various requirements for AI systems and models placed on the market or put into service in the EU, including specific transparency and other requirements for general purpose AI systems and the models on which they are based. In addition, several U.S. states, such as California and Colorado, have proposed or enacted laws regarding automated decision-making, deepfakes, algorithmic discrimination and so called "high-risk" AI technologies (mandating, among other provisions, requirements for risk management, impact assessments, consumer notices and human oversight). At the federal level, a December 2025 executive order endorsed a federal moratorium on enforcement of state AI laws and the White House released in March 2026 a National Policy Framework for Artificial Intelligence, outlining nonbinding legislative recommendations to inform congressional consideration of a unified federal approach to AI regulation. Ongoing tension between the states and the federal government over how best to regulate AI may result in increased uncertainty, risk and compliance costs for our business. If we cannot use AI, or if our use of AI is restricted, it could lead to business disruption, inefficiency, or competitive disadvantage. Replacement of these technologies with compliant alternatives could require substantial capital expenditures or lead to a loss of proprietary data.

Furthermore, because AI technology itself is highly complex and rapidly developing, it is not possible to predict all of the legal, operational or technological risks that may arise relating to the use of AI, including the increased use of agentic AI and the heightened risk it poses to data privacy and cybersecurity. The rapid evolution of AI, including potential government regulation of AI, requires us to invest significant resources to develop, test, and maintain AI in our products and services in a manner that meets evolving requirements and expectations and we may need to expend resources to adjust our offerings in certain jurisdictions if the legal frameworks are inconsistent across jurisdictions. Developing, testing, and deploying AI systems may also increase the cost profile of our offerings due to the nature of the computing costs involved in such systems.

Our acquisitions and divestitures create special risks and challenges that could adversely affect our financial results.

As part of our business strategy, we may acquire or divest businesses or assets. For example, we acquired MoneyLion in April 2025. Our acquisition and divestiture activities have and may continue to involve a number of risks and challenges, including:

- Complexity, time and costs associated with managing these transactions, including the integration of acquired and the winding down of divested business operations, workforce, products, services, IT systems and technologies;

- Challenges in maintaining uniform standards, controls, procedures and policies within the combined organization;

- Challenges in retaining the customers of acquired businesses, providing the same level of service to existing customers with reduced resources, or retaining the third-party relationships, including with suppliers, service providers, and vendors, among others;

- Diversion of management time and attention;

- Loss or termination of employees, including costs and potential institutional knowledge loss associated with the termination or replacement of those employees;

- Assumption of liabilities of the acquired and divested business or assets, including pending or future litigation, investigations or claims related to the acquired business or assets;

- Addition of acquisition-related debt;

- Difficulty entering into or expanding into new markets or geographies;

- Increased or unexpected costs and working capital requirements;

- Dilution of stock ownership of existing stockholders;

- Ongoing contractual obligations and unanticipated delays or failure to meet contractual obligations;

- Regulatory risks, including remaining in good standing with existing regulatory bodies or receiving any necessary approvals, as well as being subject to new regulators with oversight over an acquired business;

- Substantial accounting charges for acquisition-related costs, asset impairments, amortization of intangible assets and higher levels of stock-based compensation expense; and

- Difficulty in realizing potential benefits, including cost savings and operational efficiencies, synergies and growth prospects from integrating acquired businesses.

We may not be able to identify appropriate business opportunities that benefit our business strategy or otherwise satisfy our criteria to undertake such opportunities. Even if we do identify potential strategic transactions, we may not be successful in negotiating favorable terms in a timely manner or at all or in consummating the transaction, and even if we do consummate such a transaction, it may not generate sufficient revenue to offset the associated costs, may not otherwise result in the intended benefits or may result in unexpected difficulties and risks. Macroeconomic factors, such as fluctuating tariffs, trade wars, high inflation, high interest rates, and volatility in foreign currency exchange rates and capital markets could negatively influence our future acquisition opportunities. Moreover, to be successful, large complex acquisitions depend on large-scale product, technology, and sales force integrations that are difficult to complete on a timely basis or at all and may be more susceptible to the special risks and challenges described above. Any of the foregoing, and other factors, could harm our ability to achieve anticipated levels of profitability or other financial benefits from our acquired or divested businesses, product lines or assets or to realize other anticipated benefits of divestitures or acquisitions.

Our revenue and operating results depend significantly on our ability to retain our existing customers and increase their adoption of our offerings, convert existing non-paying customers to paying customers, and add new customers.

It is important to our cyber and financial technology businesses that we retain existing customers and that our customers expand their use of our solutions and products over time. If our efforts to sell additional functionality, products and services to our customers and clients are not successful, our business and growth prospects would suffer. Customers may choose not to renew their membership with us at any time and may stop utilizing our revenue-generating products. For our solutions sold to customers on a monthly or annual subscription basis, renewing customers may require additional incentives to renew, may not renew for the same contract period, or may change their subscriptions. We therefore may be unable to retain our existing customers on the same or more profitable terms, if at all. In addition, we may not be able to accurately predict or anticipate future trends in customer retention or effectively respond to such trends.

Our customer retention rates may decline or fluctuate due to a variety of factors, including the following:

- Our customers' levels of satisfaction or dissatisfaction with our solutions, the value they place on our solutions and availability of our solutions;

- The quality, breadth, and prices of our solutions, including solutions offered in emerging markets;

- Our general reputation and events impacting that reputation;

- The services and related pricing offered by our competitors; including increasing the availability and efficacy of free solutions;

- Increases in costs we incur and may pass on to our customers in order to offer our products or services;

- Disruption by new services or changes in law or regulations that impact the need for or efficacy of our products and services;

- Changes in auto-renewal and other consumer protection regulations;

- Our customers' dissatisfaction with our efforts to market additional products and services;

- Our customer service and responsiveness to the needs of our customers;

- Changes in our target customers' spending levels as a result of general economic conditions, inflationary pressures or other factors; and

- The quality and efficacy of our third-party partners who assist us in renewing customers' subscriptions.

Declining customer retention rates could cause our revenue to grow more slowly than expected or decline, and our operating results, gross margins and business will be harmed. In addition, our ability to generate revenue and maintain or improve our results of operations partly depends on our ability to cross-sell our solutions to our existing customers and to convert existing non-paying customers to paying customers and add new customers. We may not be successful in cross selling our solutions because our customers may find our additional solutions unnecessary or unattractive. Our failure to sell additional solutions to our existing customers, failure to convert existing non-paying customers to paying customers or add new customers could adversely affect our ability to grow our business.

An important part of our growth strategy involves continued investment in direct marketing efforts, indirect partner distribution channels, expanding partner relationships, freemium channels, our sales force, and infrastructure to add new customers. The number and rate at which new customers purchase our products and services depends on a number of factors, including those outside of our control, such as customers' perceived need for our solutions and products, competition, general economic conditions, market transitions, product obsolescence, technological change, public awareness of security threats to IT systems, macroeconomic conditions, and other factors. New customers, if any, may subscribe or renew their subscriptions, or utilize our products and solutions, at lower rates than we have experienced in the past, introducing uncertainty about their economic attractiveness and potentially impacting our financial results.

Additionally, there are inherent challenges in measuring the usage of our products and solutions across our brands, platforms, regions, and internal systems, and therefore, calculation methodologies for direct customer counts may differ, which may impact our ability to measure the addition of new customers and our understanding of certain details of our business. The methodologies used to measure these metrics require judgment and are also susceptible to algorithms or other technical errors. From time to time, we review our metrics and may discover inaccuracies or make adjustments to improve their accuracy, which can result in adjustments to our historical metrics. Our ability to recalculate our historical metrics may be impacted by data limitations or other factors that require us to apply different methodologies for such adjustments. If investors do not perceive our operating metrics to be accurate, or if we discover material inaccuracies with respect to these figures, our reputation may be significantly harmed, and our results of operations and financial condition could be adversely affected.

We may need to change our pricing models to compete successfully.

The intense competition and evolving general and economic business conditions (including rising government debt levels, potential government policy shifts, changing U.S. consumer spending patterns, economic volatility, fluctuating tariff rates, trade wars, and high inflation and interest rates, among other things), may require us to change our pricing practices.

If our competitors offer deep discounts on certain solutions, provide offerings, or offer free introductory products that compete with ours, we may experience pricing pressure and may be unable to retain current customers and clients or attract new customers and clients at consistent prices within our operating budget. To compete effectively, we may need to lower prices, offer promotional or freemium products, or otherwise change our pricing models. Conversely, if we increase prices in response to economic conditions, cost pressures or strategic considerations, we may experience reduced customer acquisition and retention. Any such pricing changes could reduce revenue, margins and profitability.

Additionally, our solutions are discretionary purchases, and customers may reduce or eliminate their discretionary spending during periods of economic uncertainty, inflation, elevated interest rates, trade disruptions or other macroeconomic stress. We have experienced and may continue to experience a material increase in cancellations by customers or reduced retention during such periods.

Many of Avira's and Avast's users are freemium subscribers, meaning they do not pay for its basic services, and our growth strategy for their respective products depends upon attracting and converting Avira's and Avast's freemium users to a paid subscription option. Numerous factors, however, have previously and may continue to impede our ability to attract and retain free users, convert these users into paying customers and retain them as paying customers.

If we fail to manage our sales and distribution channels effectively, if our partners choose not to market and sell our solutions to their customers, or if we have an adverse change in our relationships with key third-party partners, service providers or vendors, our operating results could be materially and adversely affected.

A significant portion of our revenue is generated through indirect sales and distribution channels, including distributors, resellers, telecom service providers and strategic partners that bundle or incorporate our products into their offerings. In our MoneyLion business specifically, we also depend on channel partners that provide access to consumers – such as news sites, content publishers, product comparison sites and financial institutions – and on product partners that offer financial products through our marketplace platform.

Our channel and partner agreements are generally nonexclusive, impose no minimum sales or marketing commitments and may be terminated or renegotiated at any time, potentially on less favorable terms. Many of our partners frequently offer competing products or services and may prioritize those offerings based on pricing, promotional support, incentives, economics or strategic considerations.

Sales and revenues generated through indirect channels are subject to general economic conditions, competitive dynamics, changes in partner strategy and performance and partner financial health. For example, in our MoneyLion business, our success depends in part on the delivery of qualified consumer lead inquiries and conversions to completed transactions for various financial products to product partners. However, the failure of our marketplace platform to effectively connect and match consumers from our channel partners with product offerings from our product partners in a manner that results in converted customers and increased revenue for such product partners could cause product partners to cease spending marketing funds on our marketplace platform, which could have a material adverse impact on our ability to maintain or increase our marketplace revenue. Any reduction in partner sales efforts, termination of key relationships, delays in payment, adverse changes in commercial terms or other adverse channel developments could materially and adversely affect our revenue, margins and operating results.

In addition, the success of our business and our ability to engage and retain customers in our platform are dependent in part on our ability to produce or acquire popular content, which in turn depends on our ability to retain content creators and rights to content for our platform. We may in the future incur increasing revenue-sharing costs to compensate content creators for producing original content.

We have limited control over our partners' business practices, and any misconduct, regulatory or legal noncompliance, financial distress, reputational harm or failure to perform involving a partner could negatively affect our brand, customer relationships and operations. If a partner fails to perform its obligations or comply with applicable requirements, our operations and financial results could be negatively impacted.

Consolidation among retailers, online platforms, financial institutions or other distribution intermediaries may increase their negotiating leverage, reduce available distribution channels for us and negatively affect pricing and margins. In our MoneyLion business, changes in product partners' underwriting standards, marketing budgets, financial condition or strategic priorities could reduce the availability of financial products on our platform, decrease marketing and advertising revenue, delay payments or otherwise negatively affect our results.

In general, any changes in these relationships or loss of these partners or vendors, any failure of them to perform their obligations in a timely manner or at all or if they were to cease to provide such functions for any reason, could degrade the functionality of our platform, materially and adversely affect usage of our products and services, impose additional costs or requirements or disadvantage us compared to our competitors. We also rely on relationships with third-party partners to obtain and maintain customers, and our ability to acquire new customers could be materially harmed if we are unable to enter into or maintain these relationships on terms that are commercially reasonable to us, or at all.

Finally, if we fail to manage our sales and distribution channels successfully, these channels may conflict with one another or otherwise fail to perform as we anticipate, which could reduce our sales and increase our expenses as well as weaken our competitive position.

Changes in industry structure and market conditions have and may continue to lead to charges related to discontinuance of certain products or businesses and asset impairments.

In response to changes in industry structure and market conditions, we have been and may continue to be required to strategically reallocate our resources and consider restructuring, disposing of, or otherwise exiting certain businesses. Any decision to limit investment in or dispose of or otherwise exit businesses has and may continue to result in the recording of special charges, such as technology-related write-offs, workforce reduction costs, charges relating to consolidation of excess facilities, or claims from third parties who were resellers or users of discontinued products. Our estimates with respect to the useful life or ultimate recoverability of our carrying basis of assets, including purchased intangible assets, could change as a result of such assessments and decisions. Our loss contingencies have and may continue to include liabilities for contracts that we cannot cancel, reschedule or adjust with suppliers.

Further, our estimates relating to the liabilities for excess facilities are affected by changes in real estate market conditions. Additionally, we are required to evaluate goodwill impairment on an annual basis and between annual evaluations in certain circumstances. Goodwill impairment evaluations have previously and may result in a charge to earnings.

RISKS RELATED TO OUR OPERATIONS

Our international operations involve risks that could increase our expenses, adversely affect our operating results and require increased time and attention from management.

We derive a significant portion of our revenues from customers located outside of the United States, and we have substantial operations outside of the United States, including engineering, finance, sales and customer support. Our international operations are subject to risks in addition to those faced by our domestic operations, including:

- Difficulties staffing, managing, and coordinating the activities of our geographically dispersed and culturally diverse operations;

- Potential loss of proprietary information due to misappropriation or laws that may be less protective of our intellectual property rights than U.S. laws or that may not be adequately enforced;

- Requirements of foreign laws and other governmental controls, including tariffs, trade barriers and labor restrictions, and related laws that reduce the flexibility of our business operations;

- Fluctuations in currency exchange rates, economic instability and inflationary conditions could make our solutions more expensive or could increase our costs of doing business in certain countries;

- Changes in trade relations arising from policy initiatives or other political factors;

- Regulations or restrictions on the use, import or export of encryption technologies that could delay or prevent the acceptance and use of encryption products and public networks for secure communications;

- Regulations or restrictions regarding the collection, processing, sharing, transfer, portability, security and storage of consumer data (including personal information), including privacy and data protection laws;

- Local business and cultural factors that differ from our normal standards and practices, including business practices that we are prohibited from engaging in by the Foreign Corrupt Practices Act and other anti-corruption laws and regulations;

- Central bank and other restrictions on our ability to repatriate cash from our international subsidiaries or to exchange cash in international subsidiaries into cash available for use in the United States;

- Limitations on future growth or inability to maintain current levels of revenues from international sales if we do not invest sufficiently in our international operations;

- Difficulties in staffing, managing and operating our international operations;

- Costs and delays associated with developing software and providing support in multiple languages;

- Political, social or economic unrest, war, terrorism, regional natural disasters, or export controls and trade restrictions, particularly in areas in which we have facilities and in areas where our engineering and technical development teams are based; and

- Multiple and possibly overlapping tax regimes, which may increase our tax exposure and compliance burden.

The expansion of our existing international operations and entry into additional international markets has required and will continue to require significant management attention and financial resources. These increased costs may increase our cost of acquiring international customers, which may delay our ability to achieve profitability or reduce our profitability in the future. We also have and may continue to face pressure to lower our prices in order to compete in emerging markets, which has previously and could in the future adversely affect revenue derived from our international operations.

It is not possible to predict the broader consequences of existing geopolitical conflicts and other conflicts that may arise in the future, which could include geopolitical instability and uncertainty; adverse impacts on global and regional economic conditions and financial markets, including significant volatility in credit, capital, and currency markets; reduced economic activity; changes in laws and regulations affecting our business, including further sanctions or counter-sanctions which may be enacted; and increased cybersecurity threats and concerns. The ultimate extent to which such conflicts may negatively impact our business, financial condition and results of operations will depend on future developments, which are highly uncertain, difficult to predict and subject to change.

Our future success depends on our ability to attract and retain personnel in a competitive marketplace.

Our future success depends upon our ability to recruit and retain key management, technical (including cyber security and AI experts), sales, marketing, e-commerce, finance and other personnel. Our officers and other key personnel are "at will" employees and we generally do not have employment or non-compete agreements with our employees. Competition is significant for people with the specific skills that we require, including in the areas of AI and machine learning, and especially in the locations where we have a substantial presence and need for such personnel.

To attract and retain talent, we must provide competitive pay packages, including cash and equity-based compensation. Volatility in our stock price may adversely affect the perceived value of our equity compensation and limitations on shares reserved under our equity compensation plans could impair our efforts to attract, retain and motivate necessary personnel. Additionally, changes in immigration laws could impair our ability to attract and retain highly qualified employees. If we are unable to hire and retain qualified employees, or conversely, if we fail to manage employee performance or reduce staffing levels when required by market conditions, our business and operating results could be adversely affected.

We have experienced, and may in the future experience, departures of key personnel, including significant changes to our executive leadership team. The loss of any key employee or the failure to effectively manage succession planning and knowledge transfer could disrupt our operations, including adversely affecting the timeliness of product releases, delaying product development, impairing execution of strategic company initiatives, expending resources to train new hires, or adversely affecting our internal control over financial reporting and our results of operations. If we are unable to attract, retain, motivate and appropriately manage qualified employees, or adjust staffing levels in response to changing business conditions, our business, financial condition, results of operations and future growth prospects could be adversely affected.

If we fail to offer high-quality customer support, our customer satisfaction may suffer and have a negative impact on our business and reputation.

Many of our customers rely on our customer support services to resolve issues, including technical support, billing and subscription issues, that may arise. If demand increases, or our resources decrease, we may be unable to offer the level of support our customers expect. Any failure by us to maintain the expected level of support could reduce customer satisfaction and negatively impact our customer retention and our business.

If the information provided to us by customers or other third parties is incorrect or fraudulent, we may misjudge a customer's qualifications to receive our products and services and our results of operations may be harmed and could subject us to regulatory scrutiny or penalties.

Our decisions to provide many of our products and services to customers are based partly on information that they provide to us or authorize us to receive from third party sources. To the extent that these customers or third parties provide information to us in a manner that we are unable to verify or if such information is incorrect or fraudulent, our decisioning process may not accurately reflect the associated risk. In addition, data provided by third-party sources, including consumer reporting agencies, is a component of our credit decisions and this data may contain inaccuracies. This may result in the inability to either approve otherwise qualified applicants or reject otherwise unqualified applicants through our platform or accurately analyze credit data, which may adversely impact our business and negatively impact our reputation.

In addition, there is risk of fraudulent activity associated with our business, including as a result of the service providers and other third parties who handle customer information on our behalf. We use identity and fraud prevention tools to analyze data provided by external databases to authenticate the identity of each applicant that signs up for our first-party products and services. However, these checks have failed from time to time and may again fail in the future, and fraud, which may be significant, has and may in the future occur. The level of fraud-related charge-offs on the first-party products and services facilitated through our platform could be adversely affected if fraudulent activity were to significantly increase. We may not be able to recoup funds associated with our first-party products and services made in connection with inaccurate statements, omissions of fact or fraud, in which case our revenue, results of operations, profitability and cash flows will be harmed. High profile fraudulent activity or significant increases in fraudulent activity could also lead to regulatory intervention, negative publicity and the erosion of trust from our customers, which could negatively impact our results of operations, brand and reputation, and require us to take steps to reduce fraud risk, which could increase our costs.

Our solutions, systems, websites and the data on these sources have been and may continue to be subject to cybersecurity events that could materially harm our reputation and future sales.

Information security risks in the financial technology services industry in particular are significant, in part because of new technologies, the increasing digitalization to conduct financial and other business transactions and the increased sophistication and activities of organized criminals, perpetrators of fraud, hackers, terrorists and other malicious third parties. Well-publicized attacks or breaches affecting companies in the financial services industry, including large-scale attacks by foreign nation state actors and a significant uptick in ransomware/extortion attacks at other companies, have heightened customer and regulatory scrutiny and concern, causing customers to lose trust in the security of the industry in general and resulting in reduced use of our services and increased costs, all of which could have a material adverse effect on our business.

Given the digital nature of our platform, we are an attractive target for attacks designed to impede the performance and availability of our offerings, compromise sensitive information and harm our reputation as a leading cyber security company. In addition, we face the risk of cyberattacks by nation-states and state-sponsored actors, which may increase due to geopolitical tensions. These attacks may target us, our partners, suppliers, vendors or customers. Malicious hackers, state-sponsored actors, insiders and third-party service providers have attempted to penetrate, and in some cases succeeded in penetrating, our networks or those of our vendors. Such attempts are increasing in number and in technical sophistication, including through the use of AI, and have in the past and could in the future expose us and the affected parties, to risk of loss or misuse of proprietary, personal or confidential information or disruptions of our business operations. Additionally, deployment of agentic AI with access to our systems, data, and third-party tools creates an expanded surface for cyberattacks, as threat actors may exploit inadequate controls to manipulate agents into executing unauthorized actions, accessing sensitive information, or initiating malicious transactions, and the autonomous nature of these systems may enable attackers to conduct multi-step attacks that evade traditional security controls before detection occurs.

When a data breach occurs, our information technology systems and infrastructure can be subject to damage, compromise, disruption, and shutdown due to attacks or breaches by hackers or other circumstances, such as error or malfeasance by employees or third-party service providers, phishing, social engineering, account takeovers, vulnerability exploitation, misconfigurations, ransomware, or technology malfunction. A data breach may result in significant legal, financial, and reputational harm, including government inquiries, enforcement actions, litigation (including class actions), and negative publicity. A series of breaches may be determined to be material at a later date in the aggregate, even if they may not be material individually at the time of their occurrence. The occurrence of any of these events, as well as a failure to promptly remedy them when they occur, could compromise our systems and the information stored in our systems and may cause us to lose consumer trust. Any such circumstance could adversely affect our ability to attract and maintain customers as well as strategic partners, cause us to suffer negative publicity or damage to our brand, and subject us to legal claims and liabilities or regulatory penalties. In addition, unauthorized parties might alter information in our databases, which would adversely affect both the reliability of that information and our ability to market and perform our services as well as undermine our ability to remain compliant with relevant laws and regulations.

Techniques used to obtain unauthorized access or to sabotage systems change frequently, are constantly evolving and generally are difficult to recognize and react to effectively, and are increasingly becoming more sophisticated and harder to detect due to the use of "deepfakes", voice imitation technology and other AI tools. Despite our efforts, we are not always able to anticipate these techniques or to implement adequate or timely preventive or reactive measures. We and our third-party service providers have experienced and may continue to experience such incidents, particularly as we integrate legacy IT infrastructure and systems. Threat actors have previously and could in the future exploit a new vulnerability before we complete our remediation work or identify a vulnerability that we did not effectively remediate. If that happens, there could be unauthorized access to, or acquisition of, data we maintain, and damage to our systems. Our evolving IT environment, including embracing new ways of sharing data and communicating and increasing our internal use of Gen AI, may introduce new attack vectors, and our policies and controls may not keep pace with emerging threats or regulatory requirements.

Finally, the software upon which we rely may contain undetected technical errors or bugs, which may only be discovered after the code has been released for external or internal use. Technical errors or other design defects within the software upon which we rely may result in a negative experience for customers, clients or third-party partners and issues in our provision of our products and services or their functionality, failure to accurately predict or evaluate the suitability of new and existing customers for our products and services, failure to comply with applicable laws and regulations, failure to detect fraudulent activity on our platform, delayed introductions of new features or enhancements or failure to protect consumer data, our intellectual property or other sensitive data or proprietary information. Any technical errors, bugs or defects discovered in the software upon which we rely could result in harm to our reputation, loss of customers, clients or third-party partners, increased regulatory scrutiny, fines or penalties, loss of revenue or liability for damages, any of which could adversely affect our business, financial condition, results of operations and cash flows.

We collect, use, disclose, store or otherwise process personal information and other sensitive data, which is subject to stringent and changing state and federal laws and regulations.

In the operation of our business, particularly in relation to our identity and information protection service and financial wellness offerings, we collect, use, process, store, transmit or disclose (collectively, process) an increasingly large amount of confidential information, including personal information (which includes credit card information and other critical data) from employees and customers in multiple jurisdictions. This information is subject to a rapidly evolving and increasingly complex framework of federal, state and foreign privacy, data protection and data security laws, as well as contractual obligations.

At the federal level, the Gramm-Leach-Bliley (the GLBA) (along with its implementing regulations) requires disclosures to consumers about our handling of their nonpublic personal information and provides consumers with certain rights to restrict information sharing. Additionally, our investment adviser and broker-dealer subsidiaries are subject to SEC Regulation S-P, which mandates policies and procedures designed to safeguard customer information.

At the state level, the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act of 2020 (CCPA), and similar comprehensive privacy laws enacted in multiple other U.S. states, provide consumers with rights to access, correct, delete and restrict the use, sale or sharing of their personal information and impose disclosure, governance and data protection obligations on covered businesses. These state laws provide civil penalties for violations, as well as private rights of action for certain data breaches. Additional states continue to enact comprehensive privacy legislation, creating a fragmented and evolving compliance environment that increases operational complexity and costs.

Additionally, the Federal Trade Commission (the FTC) and many state attorneys general, are interpreting federal and state consumer protection laws to impose standards for the online collection, use, dissemination, and security of data. The burdens imposed by the new state privacy laws and other similar laws that may be enacted at the federal and state level may require us to modify our data processing practices and policies, adapt our goods and services and incur substantial expenditures in order to comply. Any failure or perceived failure by us to comply with such obligations has previously and may in the future result in governmental enforcement actions, fines, litigation (including class actions) or public statements against us by consumer advocacy groups or others and could cause our customers to lose trust in us, which could have an adverse effect on our reputation and business.

We process personal data relating to individuals in the European Economic Area or the United Kingdom and are subject to the EU General Data Protection Regulation (GDPR) and the UK GDPR, which impose significant compliance obligations, restrict cross-border data transfers and authorize substantial administrative fines for noncompliance. Global privacy and data protection legislation and enforcement are rapidly expanding and evolving, and, in some jurisdictions, may impose data localization laws or cross-border transfer restrictions, which may require us to expand our data storage facilities there or build new ones in order to comply. The expenditure this would require, as well as costs of compliance generally, could harm our financial condition. Additionally, changes to applicable privacy or data security laws could impact how we process personal information and therefore limit the effectiveness of our solutions or our ability to develop new solutions.

Because the interpretation and application of many privacy and data protection laws is uncertain, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our existing data management practices or the features of our products and services and platform capabilities. If so, in addition to the possibility of fines, lawsuits, regulatory investigations, government actions, consumer and merchant actions, and other claims, we could be required to fundamentally change our business activities and practices or modify our platform, which could have an adverse effect on our business. Any violations or perceived violations of these laws, rules and regulations by us, or any third parties with which we do business, may require us to change our business practices or operational structure, including limiting our activities in certain states and/or jurisdictions, addressing legal claims by governmental entities or private actors, sustaining monetary penalties, sustaining reputational damage, expending substantial costs, time and other resources and/or sustaining other harms to our business. Furthermore, our online, external-facing privacy policy and website make certain statements regarding our privacy, information security and data security practices with regard to information collected from our consumers or visitors to our website. Failure or perceived failure to adhere to such practices may result in regulatory scrutiny and investigation, complaints by affected consumers or visitors to our website, reputational damage and/or other harm to our business. If either we, or the third-party partners, service providers or vendors with which we share consumer data, are unable to address privacy concerns, even if unfounded, or to comply with applicable privacy or data protection laws, regulations and policies, it could result in additional costs and liability to us, damage our reputation, inhibit sales and harm our business, financial condition, results of operations and cash flows. Additionally, there often exists a lack of transparency regarding the sources of data (including personal data) used to train or develop third-party AI technologies or how inputs are converted to outputs, and we may not be able to fully validate this process and its accuracy (particularly where it is part of a complex, multi-step process and inaccurate or incomplete information may be compounded across many steps, such as in agentic AI systems).

Our inability to successfully recover from a disaster or other business continuity event could impair our ability to deliver our products and services and harm our business.

We are heavily reliant on our technology and infrastructure to provide our products and services to our customers. We use third-party service providers and vendors, such as our cloud computing web services providers, account transaction and card processing companies, in the operation of certain of our platforms and source certain information from third-parties. For example, we host many of our products using third-party data center facilities and we do not control the operation of these facilities. These facilities are vulnerable to damage, interference, interruption or performance problems from earthquakes, hurricanes, floods, fires, power loss, telecommunications failures, pandemics and similar events. They are also subject to break-ins, computer viruses, sabotage, intentional acts of vandalism and other misconduct. The occurrence of a natural disaster, an act of terrorism, state-sponsored attacks, a pandemic, geopolitical tensions or armed conflicts, and similar events could result in facility closures or other unanticipated problems without adequate notice, which in turn, could result in lengthy interruptions in the delivery of our products and services and negatively impact our sales and operating results.

If an arrangement with a third-party service provider or vendor is terminated or if there is a lapse of service or damage to its systems or facilities, we could experience interruptions in our ability to operate our platform. We also may experience increased costs and difficulties in replacing such third-party service provider or vendor, and replacement services may not be available on commercially reasonable terms, on a timely basis, or at all. In the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur.

Furthermore, our business administration, human resources, compliance efforts and finance services depend on the proper functioning of our computer, telecommunication and other related systems and operations, which are highly technical and complex. A disruption or failure of these systems or operations because of a disaster, cyberattack or other business continuity event, such as a pandemic, could cause data to be lost or otherwise delay our ability to complete sales and provide the highest level of service to our customers. In addition, we could have difficulty producing accurate financial statements on a timely basis, and deficiencies may arise in our internal control over financial reporting, which may impact our ability to certify our financial results, all of which could adversely affect the trading value of our stock. There are no assurances that data recovery in the event of a disaster would be effective or occur in an efficient manner. If these systems or their functionality do not operate as we expect them to, we may be required to expend significant resources to make corrections or find alternative sources for performing these functions.

We are dependent upon Broadcom for certain engineering and threat response services, which are critical to many of our products and business.

Our Norton branded endpoint security solution has historically relied upon certain threat analytics software engines and other software (the Engine-Related Services) that have been developed and provided by engineering teams that have transferred to Broadcom as part of the Broadcom sale in 2019. The technology, including source code, at issue is shared, and pursuant to the terms of the Broadcom sale, we retain rights to use, modify, enhance and create derivative works from such technology. Broadcom has committed to provide these Engine-Related Services substantially to the same extent and in substantially the same manner, as has been historically provided under a license agreement with a limited term.

As a result, we are dependent on Broadcom for services and technology that are critical to our business, and if Broadcom fails to deliver these Engine-Related Services it would result in significant business disruption, and our business and operating results and financial condition could be materially and adversely affected. Furthermore, if our current sources become unavailable, and if we are unable to develop or obtain alternatives to integrate or deploy them in time, our ability to compete effectively could be impacted and have a material adverse effect on our business. Additionally, in connection with the Broadcom sale, we lost other capabilities, including certain threat intelligence data which were historically provided by our former Enterprise Security business, the lack of which could have a negative impact on our business and products.

Our solutions are complex and operate in a wide variety of environments, systems and configurations, which could result in failures of our solutions to function as designed.

Because we offer complex solutions, errors, defects, disruptions, or other performance problems with our solutions may occur and have occurred. For example, we may experience disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, human or software errors, fraud, security attacks or capacity constraints due to an overwhelming number of users accessing our websites simultaneously. As we continue to expand the number of our customers and the products and services available through our platform, we may not be able to scale our technology to accommodate the increased capacity requirements. The failure of data centers, internet service providers or other third-party service providers or vendors to meet our capacity requirements could result in interruptions or delays in access to our platform or impede our ability to grow our business and scale our operations.

In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. Interruptions in our solutions could impact our revenues, prevent our customers from accessing their accounts, damage our reputation with current and potential customers, expose us to liability, cause us to lose customers, cause the loss of critical data or personal information, prevent us from supporting our platform, products or services or processing transactions with our customers or cause us to incur additional expense in arranging for new facilities and support or otherwise harm our business, any of which could have a material and adverse effect on our business, financial condition, results of operations and cash flows in a disaster recovery scenario.

To the extent we use or are dependent on any particular third-party data, technology or software, we may also be harmed if such data, technology, or software becomes non-compliant with existing regulations or industry standards, becomes subject to third-party claims of intellectual property infringement, misappropriation or other violation, or malfunctions or functions in a way we did not anticipate. Any loss of the right to use any of this data, technology or software could result in delays in the provisioning of our products and services until equivalent or replacement data, technology or software is either developed by us, or, if available, is identified, obtained and integrated, and there is no guarantee that we would be successful in developing, identifying, obtaining or integrating equivalent or similar data, technology or software, which could result in the loss or limiting of our products or services or features available in our products or services.

Negative publicity regarding our brand, solutions and business could harm our competitive position.

Our brand recognition and reputation as a trusted service provider are critical aspects of our business and key to retaining existing customers and attracting new customers. Our business could be harmed due to errors, defects, disruptions or other performance problems with our solutions causing our customers and potential customers to believe our solutions are unreliable.

We may introduce, or make changes to, features, products, services, privacy practices or terms of service that customers and clients do not like, which may materially and adversely affect our brand. Our efforts to build our brand have involved significant expense, and our marketing spend may increase in the near term or in the future and may not generate or maintain brand awareness or increase revenue.

Furthermore, negative publicity, whether or not justified, including intentional brand misappropriation, relating to events or activities attributed to us, our employees, our strategic partners, our affiliates, or others associated with any of these parties, may tarnish our reputation and reduce the value of our brands. Damage to our reputation and loss of brand equity may reduce demand for our solutions and have an adverse effect on our business, operating results and financial condition. Moreover, any attempts to rebuild our reputation and restore the value of our brands may be costly and time consuming, and such efforts may not ultimately be successful.

Our reputation and/or business could be negatively impacted by sustainability and governance matters and/or our reporting of such matters.

The evolving focus from regulators, customers, certain investors, employees, and other stakeholders concerning sustainability and governance matters and related disclosures, both in the United States and internationally, has resulted in, and is likely to continue to result in, increased general and administrative expenses and increased management time and attention spent complying with or meeting sustainability-related requirements and expectations. Our business is subject to evolving reporting standards, including the recent California legislation, Voluntary Carbon Market Disclosures Act, which includes disclosure requirements relating to voluntary carbon offsets and a wide range of environmental marketing claims, and the Corporate Sustainability Reporting Directive, which requires large EU companies to make detailed disclosures in relation to certain sustainability-related issues. We maintain certain sustainability-related initiatives, goals, and/or commitments. If we fail to achieve progress with respect to our sustainability-related initiatives, goals or commitments on a timely and cost-efficient basis, or at all, or if our sustainability-related data, processes and reporting are incomplete or inaccurate, our reputation, business, financial performance and growth could be adversely affected. Additionally, changing federal enforcement priorities and legal interpretations regarding diversity, equity, and inclusion programs present unknown and evolving risks.

We are affected by seasonality, which has in the past and may in the future impact our revenue and results of operations.

Portions of our business are impacted by seasonality. Seasonal behavior in orders has historically occurred in the third and fourth quarters of our fiscal year, which include the important selling periods during the holidays in our third quarter, as well as follow-on holiday purchases and the U.S. tax filing season, which is typically in our fourth quarter. Revenue generally reflects similar seasonal patterns, but to a lesser extent than orders. This is due to our subscription business model, as a large portion of our in-period revenue is recognized ratably from our deferred revenue balance. An unexpected decrease in sales over those traditionally high-volume selling periods may impact our revenue and could have a disproportionate effect on our results of operations for the entire fiscal year.

RISKS RELATED TO LEGAL AND COMPLIANCE

Our solutions are highly regulated, which could impede our ability to market and provide our solutions, increase regulatory scrutiny or adversely affect our business, financial position, results of operations and cash flows.

Our solutions are subject to a high degree of regulation, including a wide variety of international and U.S. federal, state, and local laws and regulations, such as the Fair Credit Reporting Act, the GLBA, the Consumer Financial Protection Act, the Federal Trade Commission Act (the FTC Act), and comparable state laws that are patterned after the FTC Act, the U.S. Foreign Corrupt Practices Act of 1977, U.S. domestic bribery laws, U.S. consumer protection, consumer financial services and banking laws, and U.S. and foreign anti-corruption laws.

We provide, facilitate or market consumer financial products and services, and in certain cases act as a service provider to regulated financial institutions. Therefore, we are subject to the supervisory, regulatory and enforcement authority of federal and state agencies, including the Consumer Financial Protection Bureau (CFPB), the FTC, state banking and consumer finance regulators and state attorneys general. These authorities may exercise authority with respect to our services, or the marketing and servicing of those services, through the oversight of our financial institution partners and suppliers, or by otherwise exercising their supervisory, regulatory or enforcement authority over consumer financial products and services. The regulatory frameworks applicable to our business continue to evolve, including with respect to earned wage access, lending, banking, digital financial services and related activities. If, for example, the CFPB were to expand its supervisory authority by promulgating new regulations or reinterpreting existing regulations, it is possible that the CFPB could be permitted to conduct periodic examination of our business, which may increase our risk of regulatory or enforcement actions.

We maintain a compliance program designed to enable us to comply with all applicable anti-money laundering, anti-terrorism financing and economic sanctions laws and regulations, including the Bank Secrecy Act (BSA), as amended by the USA PATRIOT Act of 2001, and its implementing regulations. This compliance program includes policies, procedures, processes and other internal controls designed to identify, monitor, manage and mitigate the risk of money laundering and terrorist financing and prevent our platform from being used to facilitate business in countries or with persons or entities that are the subject of sanctions administered by Office of Foreign Assets Control and equivalent international authorities or that are otherwise the target of sanctions. These controls include procedures and processes to detect and report potentially suspicious transactions, perform customer due diligence, respond to requests from law enforcement and meet all recordkeeping and reporting requirements related to particular transactions involving currency or monetary instruments. Certain of our subsidiaries may be "financial institutions" under the BSA that are required to establish and maintain a BSA/AML compliance program. Additionally, we are required to maintain a BSA/AML compliance program under our agreements with our third-party partners, and certain state regulatory agencies have intimated they expect such program to be in place and followed.

Additionally, we are regulated by many state regulatory agencies through licensing and other supervisory or enforcement authority, which includes regular examination by state governmental authorities. For a more detailed description of licensing, see *"-- If we fail to operate in compliance with state or local licensing requirements, it could adversely affect our business, financial condition, results of operations and cash flows."*

Our wholly-owned subsidiary, ML Wealth, is registered as an investment adviser under the Investment Advisers Act of 1940 (the Advisers Act) and is subject to regulation by the SEC. The Advisers Act, together with related regulations and interpretations of the SEC, impose numerous obligations and restrictions on investment advisers, including requirements relating to the safekeeping of client funds and securities, limitations on advertising, disclosure and reporting obligations, prohibitions on fraudulent activities, restrictions on agency cross and principal transactions between an adviser and its advisory clients and other detailed operating requirements, as well as general fiduciary obligations.

U.S. federal regulators, state attorneys general or other state enforcement authorities and other governmental agencies have in the past and may in the future take formal or informal actions against us, which and could cause reputational and financial harm to our business, financial condition, results of operations and cash flows. These formal and informal actions may involve inquiries, subpoenas, exams, pending investigations, enforcement matters and litigation by state and federal regulators, cease and desist orders, fines, civil penalties, criminal penalties or other disciplinary action or force us to adopt new compliance programs or policies, remove personnel including senior executives, provide remediation or refunds to customers, or undertake other changes to our business operations, such as limits or prohibitions of our ability to offer certain products and services, or suspension or revocation of one or more of our licenses. Any weaknesses in our compliance management system may also subject us to penalties or enforcement action by the CFPB or state regulators. We have in the past, and may again in the future, enter into settlements, consent decrees and similar arrangements with the FTC, the CFPB, state attorneys generals and other state regulators, and other sovereign regulators and competition authorities such as the United Kingdom's Competition and Markets Authority (CMA). In addition, certain products we offer, including loans or advance products facilitated through our platform, could be rendered void or unenforceable in whole or in part, which could adversely affect our business, financial condition, results of operations and cash flows. If we fail to manage our legal and regulatory risk in the jurisdictions in which we operate, our business could suffer, our reputation could be harmed and we would be subject to additional legal and regulatory risks. This could, in turn, increase the size and number of claims and damages asserted against us and/or subject us to regulatory investigations, enforcement actions or other proceedings, or lead to increased regulatory concerns. We may also be required to spend additional time and resources on remedial measures and conducting inquiries, beyond those already initiated and ongoing, which could have an adverse effect on our business. Additionally, the highly regulated environment in which our third-party financial institution partners operate may subject us to regulation, which could have an adverse effect on our business, financial condition, results of operations and cash flows. We rely on bank partners, payment processors and other institutions with licensures we do not have to facilitate offerings.

For a discussion of specific legal and regulatory proceedings, inquiries and investigations to which we are currently subject, see Note 18 of the Notes to the Consolidated Financial Statements included in this Annual Report on Form 10-K.

The legal and regulatory regimes governing certain of our products and services are uncertain and evolving.

Changes in the laws, regulations and enforcement priorities applicable to our business, including reexamination of current enforcement practices, could have a material and adverse impact on our business, financial condition, results of operations and cash flows. For example, the CFPB may adopt new model disclosures and regulations governing consumer financial services, including regulations defining unfair, deceptive or abusive acts or practices, and they could also issue advisory opinions or other similar soft tools to complement its rulemaking authority that could subject us to new or differing legal and regulatory requirements, which could materially and adversely affect our business. The CFPB's authority to change or interpret regulations adopted in the past by other regulators, or to rescind or alter past regulatory guidance, could increase our compliance costs and litigation exposure. If the CFPB or other similar regulatory bodies adopt, or customer advocacy groups are able to generate widespread support for, positions that are detrimental to our business, then our business, financial condition and results of operations could be harmed. We and/or our third-party partners may not be able to respond quickly or effectively to regulatory, legislative and other developments.

In particular, the regulatory landscape regarding earned wage access products (including our Instacash product) is uncertain and evolving given rapid growth in the use of such products in recent years. State and federal regulators have in the past and may in the future launch inquiries, reviews or similar investigations or issue new, or change or interpret, regulations or rules relating to earned wage access products, which could result in additional compliance requirements and other risks relating to our current and past business activities as described herein, including with respect to whether such products constitute extensions of credit, fee disclosures, tipping practices, or other consumer protection considerations. These developments may not only result in additional compliance requirements but may also be cited by private plaintiffs or plaintiffs' attorneys as a basis for litigation, including putative class actions, alleging violations of federal or state consumer protection, lending, or unfair or deceptive acts or practices laws. Additionally, proposals to change the statutes affecting financial services companies are frequently introduced in Congress and state legislatures that, if enacted, could affect our operating environment in substantial and unpredictable ways and may further increase the risk of private litigation or enforcement. We cannot determine with any degree of certainty whether any such legislative or regulatory proposals will be enacted and, if enacted, the ultimate impact that any such potential legislation or implemented regulations, or any such potential regulatory actions by federal or state regulators, would have upon our business or our operating environment. As a result, we could be forced, as we have in the past, to temporarily pause, limit or permanently cease to offer our earned wage access product in certain states depending on state regulatory regimes. These changes and uncertainties make our business planning more difficult and could result in changes to our business model, impair our ability to offer our existing or planned features, products and services or increase our cost of doing business.

We cannot determine with any degree of certainty whether any legislative or regulatory changes will be enacted and, if enacted, the ultimate impact that any such potential legislation or implemented regulations, or any such potential regulatory actions by federal or state regulators, would have upon our business or our operating environment. These changes and uncertainties make our business planning more difficult and could result in changes to our business model, impair our ability to offer our existing or planned features, products and services or increase our cost of doing business.

In addition, numerous federal and state regulators have the authority to promulgate or change regulations that could have a similar effect on our third-party partners and service providers and restrict their business practices. New laws, regulations, rules, guidance and policies could require us to incur significant expenses to ensure compliance, adversely impact our profitability, limit our ability to continue existing or pursue new business activities, require us to change certain of our business practices or alter our relationships with customers, affect retention of key personnel or expose us to additional costs (including customer remediation). For example, the regulatory frameworks for an open banking paradigm and AI and machine learning technology are evolving and remain uncertain and may affect the operation of our platform and the way in which we use consumer data, AI and machine learning technology, including with respect to consumer protection laws and the laws and regulations governing financial services products. For additional information regarding risks related to the use of AI, see "--*Issues in the development and deployment of AI, including generative AI, could expose us to regulatory, privacy, IP, cybersecurity, operational and reputational risks.*"

If we fail to operate in compliance with state or local licensing requirements, it could adversely affect our business, financial condition, results of operations and cash flows.

Certain states and localities have adopted laws regulating and requiring licensing, registration, notice filing or other approval by parties that engage in certain activity regarding consumer financial services products such as loans and earned wage access services, life insurance and mortgage transactions, as well as brokering, facilitating and assisting such transactions in certain circumstances, and we currently hold certain state or local licenses. However, the application of some licensing laws to our platform and activities is uncertain and subject to evolving regulatory interpretations including, in particular, as the regulatory landscape regarding earned wage access products develops, as well as increased licensing requirements and regulation of parties engaged in loan solicitation activities.

If we were found to be in violation of applicable state licensing requirements by a court or a state, federal or local enforcement agency, or agree to resolve such concerns by voluntary agreement, we could be subject to or agree to pay fines, damages, injunctive relief (including required modification or discontinuation of our business in certain areas), criminal penalties and other penalties or consequences.

If we expand or modify our business activities, we may be required to obtain additional licenses, and regulators may determine that such licenses were required at an earlier time, potentially resulting in penalties or restrictions. In addition, states that currently impose limited regulation may adopt new licensing or regulatory requirements, including with respect to earned wage access or loan solicitation activities. We may not be able to obtain or maintain all required licenses on acceptable terms, or at all, which could require us to limit or discontinue certain activities. The failure to satisfy those and other regulatory requirements could materially and adversely impact our business.

Certain states may also impose licensing requirements relating to blockchain technologies and digital assets. Although we are not directly involved in the custody, trading or exchange of digital assets and instead rely on a third-party provider, regulatory frameworks governing digital assets continue to evolve and may subject us to additional licensing or compliance obligations.

Because we do not custody digital assets directly and do not maintain insurance covering such assets—and our third-party provider does not maintain separate insurance coverage for customer digital assets—customers transacting in digital assets through our platform may suffer uninsured losses with limited recourse. Any regulatory action, licensing deficiency or customer losses associated with digital asset activities could result in enforcement actions, litigation, reputational harm and adverse impacts on our business.

If loans made by our lending subsidiaries in our consumer lending business are found to violate applicable federal or state interest rate limits or other provisions of applicable consumer lending, consumer protection or other laws, it could adversely affect our business, financial condition, results of operations and cash flows.

In our consumer lending business, we have 34 subsidiaries through which we conduct our consumer lending business. These entities originate loans pursuant to state licenses or applicable exemptions under state law. The loans we originate are subject to state licensing or exemption requirements and federal and state interest rate restrictions, as well as numerous federal and state requirements regarding consumer protection, interest rate, disclosure, prohibitions on certain activities and loan term lengths. We have in the past been, are currently, and may in the future be subject to litigation, investigations, examinations and other proceedings by governmental agencies or private parties relating to the legality of certain lending products or related compliance with applicable laws. If the loans we originate were deemed subject to and in violation of certain federal or state consumer finance or other laws, including the Military Lending Act, we could be subject to fines, damages, injunctive relief (including required modification or discontinuation of our business in certain areas) and other penalties or consequences, and the loans could be rendered void or unenforceable in whole or in part, any of which could have an adverse effect on our business, financial condition, results of operations and cash flows.

If we do not protect our proprietary information and prevent third parties from making unauthorized use of our products and technology, our financial results could be harmed.

Much of our software and underlying technology is proprietary, and thus we are highly dependent on our ability to protect such technology. There is no guarantee that confidentiality agreements, our procedures and copyright, patent, trademark and trade secret laws will be sufficient to protect our technology. For example, patents may not be issued from our pending patent applications and claims allowed on any future issued patents may not be sufficiently broad to protect our technology. Also, these protections may not preclude competitors from independently developing products with functionality or features similar to our products. These measures afford only limited protection, are costly to maintain and may be challenged, invalidated or circumvented by third parties. Accordingly, enforcement of our intellectual property rights may be difficult, particularly in some countries outside of North America in which we seek to market our software products and services, and the absence of internationally harmonized intellectual property laws or the lack of some laws in certain jurisdictions makes it more difficult to ensure consistent protection of our proprietary rights. For example, software piracy has been, and is expected to be, a persistent problem for the software industry, and a loss of revenue to us.

Unauthorized third parties, including our competitors, may reverse engineer, access, obtain, distribute, sell or use the proprietary aspects of our technology, processes, products, information or services without our permission, thereby impeding our ability to promote our platform and possibly leading to customer confusion. Third parties have previously and may in the future also develop similar or superior technology independently by designing around our patents. Our consumer agreements do not require a signature and therefore may be unenforceable under the laws of some jurisdictions. Any legal action to protect proprietary information that we may bring or be engaged in with a strategic partner or vendor could adversely affect our ability to access software, operating system and hardware platforms of such partner or vendor, or cause such partner or vendor to choose not to offer our products to their customers. In addition, any legal action to protect proprietary information that we may bring or be engaged in, could be costly, may distract management from day-to-day operations and may lead to additional claims against us, which could adversely affect our operating results.

In addition to registered intellectual property rights such as trademark registrations, we rely on non-registered proprietary information and technology, such as trade secrets, confidential information, know-how and technical information. The secrecy of such trade secrets and other sensitive information could be compromised, which could cause us to lose the competitive advantage resulting from these trade secrets. For example, there is a risk of employees inadvertently inputting trade secret information into Gen AI technologies, thereby enabling third parties, including our competitors, to access such information. We utilize confidentiality and intellectual property assignment agreements with our employees and contractors involved in the development of material intellectual property for us, which require such individuals to assign such intellectual property to us and place restrictions on the employees' and contractors' use and disclosure of our confidential information. However, these agreements may not be self-executing, and we cannot guarantee that we have entered into such agreements containing obligations of confidentiality with each party that has or may have had access to proprietary information, know-how or trade secrets owned or held by us. Additionally, our contractual arrangements may be insufficient, breached or may otherwise not effectively prevent disclosure of, or control access to, our confidential or otherwise proprietary information or provide an adequate remedy in the event of an unauthorized disclosure, which could cause us to lose any competitive advantage resulting from this intellectual property. Individuals that were involved in the development of intellectual property for us or who had access to our intellectual property may make adverse ownership claims to our current and future intellectual property. Likewise, to the extent that our employees, independent contractors or other third parties with whom we do business use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting works of authorship, know-how and inventions.

The measures we have put in place may not prevent misappropriation, infringement or other violation of our intellectual property, proprietary rights or information, and any resulting loss of competitive advantage, and we may be required to litigate to protect our intellectual property or other proprietary rights or information from misappropriation, infringement or other violation by others, which is time-consuming and expensive, could cause a diversion of resources and may not be successful. Additionally, our efforts to enforce our intellectual property and other proprietary rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property and other proprietary rights, and if such defenses, counterclaims or countersuits are successful, it could diminish, or we could otherwise lose, valuable intellectual property and other proprietary rights. Any of the foregoing could adversely impact our business, financial condition, results of operations and cash flows.

In addition, the integration of Gen AI may also expose us to risks regarding intellectual property ownership and license rights, particularly if any copyrighted material is embedded in training models or if the output we produce is infringing intellectual property rights. In addition, the use of Gen AI in connection with the creation or development of intellectual property may present challenges in asserting ownership over the resulting output given the position of some courts and intellectual property offices in various jurisdictions that some human contribution is required for intellectual property protection of an AI-generated work.

From time to time, we are party to lawsuits and investigations, which have previously and could in the future require significant management time and attention, cause us to incur significant legal expenses and prevent us from selling our products.

From time to time, we are involved in litigation, investigations, examinations and other legal or administrative proceedings initiated by governmental agencies or private parties. These matters may involve, among other things, labor and employment, discrimination and harassment, commercial disputes, class actions, general contract and tort claims, defamation, data privacy rights, antitrust, fraud, securities (including "blue sky" laws) violations, consumer protection laws, and other regulatory or compliance issues. Such matters may adversely affect our business, financial condition, results of operations and cash flows. Refer to Note 18 of the Notes to the Consolidated Financial Statements included in this Annual Report on Form 10-K.

Due to the consumer-oriented nature of a significant portion of our business and the application of certain laws and regulations, we and other industry participants are regularly named as defendants in litigation alleging violations of federal and state laws and regulations and consumer law torts, including fraud. Many of these legal proceedings involve alleged violations of consumer protection laws. In addition, we have in the past and may in the future be subject to litigation, claims, examinations, investigations, legal and administrative cases and proceedings related to our loan products and other financial services we provide. For instance, our membership model and some of the products and services we offer, including our earned wage access product, Instacash, are relatively novel and have been and may in the future continue to be subject to regulatory scrutiny or interest and/or litigation. Any regulatory action in the future could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The defense, settlement or resolution of legal proceedings may be costly and divert management's attention from the day-to-day operations of our business. Proceedings may evolve over time, increasing their scope or potential exposure. An unfavorable outcome in a matter could result in significant fines, settlements, monetary damages, or injunctive relief that could negatively and materially impact our ability to conduct our business, results of operations and cash flows. Additionally, in the event we did not previously accrue for such litigation or proceeding in our financial statements, we may be required to record retrospective accruals that adversely affect our results of operations and financial condition.

Finally, we may not be able to maintain insurance coverage on acceptable terms, or at all, and our insurance may not cover all risks or potential liabilities. Any uninsured or underinsured loss could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Third parties have claimed and additional third parties in the future may claim that we infringe their proprietary rights.

Third parties have claimed and additional third parties may claim in the future that we have infringed their intellectual property rights, including claims regarding patents, copyrights and trademarks. For additional information on such claims, please refer to Note 18 of the Notes to the Consolidated Financial Statements included in this Annual Report on Form 10-K.

Because of constant technological change in the segments in which we compete, the extensive patent coverage of existing technologies, and the rapid rate of issuance of new patents, it is possible that the number of these claims may grow. In addition, former employers of our former, current or future employees may assert claims that such employees have improperly disclosed to us confidential or proprietary information of these former employers. Any such claim, with or without merit, could result in costly litigation, management distraction and reputational harm. If we are not successful in defending such claims, we could be required to stop selling, delay shipments of, or redesign our solutions, pay monetary amounts as damages, enter into royalty or licensing arrangements, or satisfy indemnification obligations that we have with some of our partners. We cannot assure you that any royalty or licensing arrangements that we may seek in such circumstances will be available to us on commercially reasonable terms or at all.

We license and use software from third parties in our business and generally must rely on those third parties to protect the licensed rights and avoid infringement. Such licenses may terminate, expire or become unavailable on acceptable terms, and licensed technology may become obsolete, defective or incompatible with future versions of our offerings. Failure to comply with license terms could result in termination of rights, damages or operational disruption. If we are unable to obtain or maintain necessary third-party licenses, or if licensors impose more restrictive terms or higher fees or royalties, we may be required to modify our products, obtain alternative technology, incur increased costs or limit certain offerings. Furthermore, incorporating intellectual property or proprietary rights in our products or services licensed from or otherwise made available to us by third parties on a non-exclusive basis could limit our ability to protect the intellectual property and proprietary rights in our products and services and our ability to restrict third parties from developing, selling or otherwise providing similar or competitive technology using the same third-party intellectual property or proprietary rights

Some of our products contain "open source" software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect our business.

Certain of our products are distributed with software licensed by its authors or other third parties under so-called "open source" licenses. Some of these licenses contain requirements that we make available source code for modifications or derivative works we create based upon the open source software and that we license such modifications or derivative works under the terms of a particular open source license or other license granting third parties certain rights of further use. By the terms of certain open source licenses, we could be required to release the source code of our proprietary software (which could include our proprietary source code or AI models) if we combine our proprietary software with open source software in a certain manner. Some open source software may include Gen AI software which may expose us to risks as the intellectual property ownership and license rights, including copyright, of Gen AI software and tools has not been fully interpreted by U.S. courts or been fully addressed by federal, state, or international regulations. In addition to risks related to license requirements, using open source software, including open source software that incorporates or relies on Gen AI, can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on origin of the software. We cannot be sure that all open source, including open source that incorporates or relies on Gen AI, is submitted for approval prior to use in our products. In addition, many of the risks associated with usage of open source, including open source that incorporates or relies on Gen AI, may not or cannot be eliminated and could, if not properly addressed, negatively affect our business.

These claims could result in litigation and if portions of our proprietary AI models or software are determined to be subject to an open-source license, or if the license terms for the open-source software that we incorporate change, we could be required to publicly release all or affected portions of our source code, purchase a costly license, cease offering the implicated products or services unless and until we can re-engineer such source code in a manner that avoids infringement, discontinue or delay the provision of our offerings if re-engineering could not be accomplished on a timely basis or change our business activities, any of which could negatively affect our business operations and potentially our intellectual property rights and help third parties, including our competitors, develop products and services that are similar to or better than ours. In addition, the re-engineering process could require us to expend significant additional research and development resources, and we may not be able to complete the re-engineering process successfully. If we were required to publicly disclose any portion of our proprietary models, it is possible we could lose the benefit of trade secret protection for our models. Use of open-source software may also present additional security risks because the public availability of such software may make it easier for hackers and other third parties to determine how to breach our website and systems that rely on open-source software. Any of these risks associated with the use of open-source software could be difficult to eliminate or manage and, if not addressed, could materially and adversely affect our business, financial condition, results of operations and cash flows.

RISKS RELATED TO OUR LIQUIDITY AND INDEBTEDNESS

Our substantial indebtedness and related debt obligations could limit our financial and operating flexibility and increase our vulnerability to adverse business and economic conditions.

As of April 3, 2026, we had an aggregate of $8,275 million of outstanding indebtedness that will mature in calendar years 2027 through 2033, and $1,495 million, net of our letters of credit, available for borrowing under our revolving credit facility. See Note 10 of the Notes to the Consolidated Financial Statements included in this Annual Report on Form 10-K for further information on our outstanding debt. Our ability to meet expenses, comply with the covenants and the springing maturity provisions under our debt instruments, pay interest and repay principal for our substantial level of indebtedness depends on, among other things, our operating performance, competitive developments, and financial market conditions, all of which are significantly affected by financial, business, economic and other factors. We are not able to control many of these factors. Accordingly, our cash flow may not be sufficient to allow us to pay principal and interest on our debt, including our 6.75% Senior Notes due 2027, 7.125% Senior Notes due 2030 and 6.25% Senior Notes due 2033 (collectively, the Senior Notes), and meet our other obligations. Our level of indebtedness could have other important consequences, including the following:

- We must use a substantial portion of our cash flow from operations to pay interest and principal on the Amended Credit Agreement, our existing Senior Notes, and other indebtedness, which reduces funds available to us for other purposes such as working capital, capital expenditures, other general corporate purposes and potential acquisitions;

- We may be unable to refinance our indebtedness or to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes;

- We have significant exposure to fluctuations in interest rates because borrowings under our senior secured credit facilities bear interest at variable rates;

- Our leverage may be greater than that of some of our competitors, which may put us at a competitive disadvantage and reduce our flexibility in responding to current and changing industry and financial market conditions;

- We may be more vulnerable to an economic downturn or recession and adverse developments in our business;

- We may be unable to comply with financial and other covenants in our debt agreements, which could result in an event of default that, if not cured or waived, may result in acceleration of certain of our debt and would have an adverse effect on our business and prospects and could force us into bankruptcy or liquidation; and

- Changes by any rating agency to our outlook or credit rating could negatively affect the value of our debt and/or our common stock, adversely affect our access to debt markets and increase the interest we pay on outstanding or future debt.

There can be no assurance that we will be able to manage any of these risks successfully. In addition, we conduct a significant portion of our operations through our subsidiaries. Accordingly, repayment of our indebtedness will be dependent in part on the generation of cash flow by our subsidiaries and their respective abilities to make such cash available to us by dividend, debt repayment or otherwise, which may not always be possible. If we do not receive distributions from our subsidiaries, we may be unable to make the required principal and interest payments on our indebtedness.

Our Amended Credit Agreement imposes operating and financial restrictions on us.

Our Amended Credit Agreement contains covenants that limit our ability and the ability of our restricted subsidiaries to:

- Incur additional debt;

- Create liens on certain assets to secure debt;

- Enter into certain sale and leaseback transactions;

- Pay dividends on or make other distributions in respect of our capital stock or make other restricted payments; and

- Consolidate, merge, sell or otherwise dispose of all or substantially all of our assets.

These covenants may adversely affect our ability to finance our operations, meet or otherwise address our capital needs, pursue business opportunities, react to market conditions or may otherwise restrict activities or business plans. A breach of any of these covenants could result in a default. If a default occurs, the relevant lenders could declare the indebtedness, together with accrued interest and other fees, to be immediately due and payable and, to the extent such indebtedness is secured, proceed against any collateral securing that indebtedness.

The failure of financial institutions or transactional counterparties could adversely affect our current and projected business operations and our financial condition and result of operations.

We regularly maintain cash balances with other financial institutions in excess of the FDIC insurance limit. A failure of a depository institution to return deposits could result in a loss or impact access to our invested cash or cash equivalents and could adversely impact our operating liquidity and financial performance.

Additionally, future adverse developments with respect to specific financial institutions or the broader financial services industry may lead to market-wide liquidity shortages, impair the ability of companies to access near-term working capital needs, and create additional market and economic uncertainty. Our general business strategy, including our ability to access existing debt under the terms of our Amended Credit Agreement may be adversely affected by any such economic downturn, liquidity shortages, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, or if adverse developments are experienced by financial institutions, it may cause short-term liquidity risk and also make any necessary debt or equity financing more difficult, more costly, more onerous with respect to financial and operating covenants and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our operations, growth strategy, financial performance and stock price and could require us to alter our operating plans.

We rely on a variety of funding sources to support our business model. If our existing funding arrangements are not renewed or replaced or our existing funding sources are unwilling or unable to provide funding to us on terms acceptable to us, or at all, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

To support the origination of loans, earned wage advances and other receivables on our platform and the growth of our business, we must maintain a variety of funding arrangements. We cannot guarantee that we will be able to extend or replace our existing funding arrangements at maturity on reasonable terms or at all. For example, disruptions in the credit markets or other factors, such as the high inflation and interest rate environment in calendar years 2024, 2025, and to date in 2026, could adversely affect the availability, diversity, cost and terms of our funding arrangements. In addition, our funding sources may reassess their exposure to our industry or our business, including as a result of any significant underperformance of the consumer receivables facilitated through our platform or regulatory developments, in particular regarding earned wage access products, that impose significant requirements on, or increase potential risks and liabilities related to, the consumer receivables facilitated through our platform, and fail to renew or extend facilities or impose higher costs to access our funding. If our existing funding arrangements are not renewed or replaced or our existing funding sources are unwilling or unable to provide funding on terms acceptable to us, or at all, we would need to secure additional sources of funding or reduce our operations significantly, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

GENERAL RISKS

Adverse macroeconomic conditions have adversely affected and may continue to adversely affect the consumer finance industry and our MoneyLion business.

We operate globally and as a result our business and revenues are impacted by global macroeconomic conditions. Although inflation has moderated from recent peak levels in certain markets, it remains elevated in many regions, and interest rates in the United States and other jurisdictions remain at historically elevated levels compared to the prior decade. Central banks may maintain higher interest rates for an extended period or adjust monetary policy in response to evolving economic conditions. Prolonged periods of elevated interest rates, volatility in financial markets, tightening credit conditions, uncertainty regarding the path of monetary policy, or renewed inflationary pressures have increased, and may continue to increase, our cost of capital and financing expenses. For example, elevated interest rates previously resulted in an increase in our cost of debt. These factors, together with geopolitical instability, armed conflicts, trade tensions, fluctuating tariff rates and policies, and risks of recession or economic slowdown, have had and may continue to have a material adverse effect on our business, financial condition, results of operations and cash flows.

In addition, adverse macroeconomic conditions may cause our MoneyLion product partners to reduce or delay their marketing and advertising expenditures on our platform, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. Uncertainty and negative trends in general economic conditions, including significant tightening of credit markets, historically have created a difficult operating environment for the consumer finance industry. The timing and extent of an economic downturn may also require us to change, postpone or cancel our strategic initiatives or growth plans to pursue shorter-term sustainability. The longer and more severe an economic downturn, the greater the potential adverse impact on us, which could be material.

Many new customers on our MoneyLion platform have limited or no credit history and limited financial resources. Accordingly, such customers have historically been, and may in the future become, disproportionately affected by adverse macroeconomic conditions. Sustained high levels of unemployment or financial stress due to the global macroeconomic conditions, including elevated interest rates and inflation, may increase delinquencies, defaults, non-payments, foreclosures and bankruptcies with respect to our loans and earned wage access products and may reduce customer engagement with our investment and other financial services. If we are unable to adjust our operations effectively in response to rising unemployment or deteriorating credit conditions, or if we cannot accurately assess borrower creditworthiness or ability to pay for loans, earned wage advances or other MoneyLion products and services, our business, financial condition, results of operations and cash flows could be adversely affected.

Fluctuations in our quarterly financial results have affected the trading price of our stock in the past and could affect the trading price of our stock in the future.

Our quarterly financial results have fluctuated in the past and are likely to vary in the future due to a number of factors, many of which are outside of our control. If our quarterly financial results or our predictions of future financial results fail to meet our expectations or the expectations of securities analysts and investors, the trading price of our outstanding securities could be negatively affected. Volatility in our quarterly financial results may make it more difficult for us to raise capital in the future or pursue acquisitions.

Factors associated with our industry, the operation of our business, and the markets for our solutions may cause our quarterly financial results to fluctuate, including but not limited to:

- Fluctuations in demand for our solutions;

- Disruptions in our business operations or target markets caused by, among other things, terrorism or other intentional acts, outbreaks of disease, or earthquakes, floods or other natural disasters;

- Entry of new competition into our markets;

- Technological changes in our markets;

- Our ability to achieve targeted operating income and margins and revenues;

- Competitive pricing pressure or free offerings that compete with one or more of our solutions;

- Our ability to timely complete the release of new or enhanced versions of our solutions;

- The amount and timing of commencement and termination of major marketing campaigns;

- The number, severity and timing of threat outbreaks and cyber security incidents;

- Loss of customers or strategic partners or the inability to acquire new customers or cross-sell our solutions;

- Changes in the mix or type of solutions and subscriptions sold and changes in consumer retention rates;

- The rate of adoption of new technologies and new releases of operating systems, and new business processes;

- Consumer confidence and spending changes;

- The outcome or impact of litigation, claims, disputes, regulatory inquiries or investigations;

- The impact of acquisitions (and our ability to achieve expected synergies or attendant cost savings), divestitures, restructurings, share repurchase, financings, debt repayments, equity investments and other investment activities;

- Changes in U.S. and worldwide economic conditions, such as economic recessions, the impact of inflation, fluctuations in foreign currency exchange rates including the weakening of foreign currencies relative to USD, which has and may in the future negatively affect our revenue expressed in USD, changes in interest rates, geopolitical conflicts and other global macroeconomic factors on our operations and financial performance;

- The publication of unfavorable or inaccurate research reports about our business by cybersecurity industry analysts;

- The success of our sustainability initiatives;

- Changes in tax laws, rules and regulations;

- Changes in tax rates, benefits and expenses; and

- Changes in consumer protection laws and regulations.

Any of the foregoing factors could cause the trading price of our outstanding securities to fluctuate significantly.

We may be required to issue shares under our contingent value rights agreement.

In connection with the MoneyLion acquisition, we entered into a Contingent Value Rights Agreement dated April 17, 2025 (the "CVR Agreement") governing the terms of the CVRs. Each CVR entitles its holder to receive $23.00 in shares of common stock, par value $0.01 per share, of Gen Digital (CVR Consideration) if, on any date prior to the second anniversary of the closing, (i) the Average VWAP (as defined in the CVR Agreement) of our common stock for 30 consecutive trading days is equal to or greater than $37.50 (subject to certain adjustments) or (ii) we undergo a change of control (each, a "CVR Requirement" and collectively the "CVR Requirements"). To the extent neither of the CVR Requirements are met, the CVR holders would not be entitled to receive the CVR Consideration. To the extent we are required to issue shares to the CVR holders under the CVR Agreement, our stockholders may be diluted. For additional information on our obligations under the CVR Agreement, refer to Exhibit [10.42] to this Annual Report on Form 10-K for a copy of the CVR Agreement.

RISKS RELATED TO TAXES

Changes to our effective tax rate, including through the adoption of new tax legislation or exposure to additional income tax liabilities, could increase our income tax expense and reduce (increase) our net income (loss), cash flows and working capital. In addition, audits by tax authorities could result in additional tax payments for prior periods.

We are a multinational company dual headquartered in the U.S. and the Czech Republic, with our principal executive offices in Tempe, Arizona. As such, we are subject to tax in multiple U.S. and international tax jurisdictions. Our effective tax rate could be adversely affected by several factors, many of which are outside of our control, including:

- Changes to the U.S. federal income tax laws, including forthcoming regulations implementing the One Big Beautiful Bill Act and other changes to the way that our U.S. tax liability is calculated. Such changes could result in significant retroactive adjustments adding cash tax payments/liabilities if adopted;

- Changes to other tax laws, regulations, and interpretations thereof in multiple jurisdictions in which we operate. The Organisation for Economic Co-operation and Development ("OECD") has proposed certain tax reforms, which, among other things, (1) shift taxing rights to the jurisdiction of the consumer ("Pillar One") and (2) establish a global minimum tax rate of 15% for multinational companies ("Pillar Two"). Ireland, Czech Republic and certain jurisdictions in which we operate have enacted legislation to implement Pillar Two and other countries are actively considering changes to their tax laws to adopt certain parts of the OECD's proposals. Additionally, on June 28, 2025, the G7 released a joint statement that it had reached an understanding with the United States for a side-by-side system based on certain accepted principles, including that U.S.-parented groups would be exempt from certain provisions of Pillar Two. Furthermore, several countries have proposed or adopted digital services taxes on revenue earned by multinational companies from the provision of certain digital services, regardless of physical presence;

- Changes in the relative proportions of revenues and income before taxes in the various jurisdictions in which we operate that have differing statutory tax rates;

- Changes in the valuation of deferred tax assets and liabilities and the discovery of new information in the course of our tax return preparation process;

- The ultimate determination of our taxes owed in any of these jurisdictions is for an amount in excess of the tax provision we have recorded or reserved for;

- The tax effects of, and tax planning and changes in tax rates related to significant infrequently occurring events (including acquisitions, divestitures and restructurings) that may cause fluctuations between reporting periods;

- Tax assessments, or any related tax interest or penalties, that could significantly affect our income tax expense for the period in which the settlements take place; and

- Taxes arising in connection with changes in our workforce, corporate and legal entity structure or operations as they relate to tax incentives and tax rates.

We continue to assess the overall impact of these potential changes as developments occur and will reflect the impact of such changes in future financial statements as appropriate.

From time to time, we receive notices that a tax authority in a particular jurisdiction believes that we owe a greater amount of tax than we have reported to such authority and we are consequently subject to tax audits. These audits can involve complex issues, which may require an extended period of time to resolve and can be highly judgmental. Additionally, our ability to recognize the financial statement benefit of tax refund claims is subject to change based on a number of factors, including but not limited to, changes in facts and circumstances, changes in tax laws, correspondence with tax authorities, and the results of tax audits and related proceedings, which may take several years or more to resolve. We ultimately sometimes have to engage in litigation to achieve the results reflected in our tax estimates, and such litigation can be time consuming and expensive. If the ultimate determination of our taxes owed in any of these jurisdictions is for an amount in excess of the tax provision we have recorded or reserved for, our operating results, cash flows, and financial condition could be materially and adversely affected.

Our corporate and legal entity structure and intercompany arrangements are subject to the tax laws of various jurisdictions, and we could be obligated to pay additional taxes, which would harm our results of operations.

We generally conduct our international operations through wholly-owned subsidiaries and are or may be required to report our taxable income in various jurisdictions worldwide based upon our business operations in those jurisdictions. Our intercompany relationships are subject to complex transfer pricing regulations administered by taxing authorities in various jurisdictions. The amount of taxes we pay in different jurisdictions may depend on a variety of factors including the application of the tax laws of those various jurisdictions (including the U.S.) to our international business activities, changes in tax rates, new or revised tax laws or interpretations of existing tax laws and policies, and our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. The relevant taxing authorities have in the past and may in the future disagree with our determinations as to the income and expenses attributable to specific jurisdictions. If such a disagreement were to occur, and our position was not sustained, we could be required to pay additional taxes, interest and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows and lower overall profitability of our operations.

Item 1B. *Unresolved Staff Comments*

None.

Item 1C. *Cybersecurity*

Cybersecurity risk management and strategy

We maintain a cybersecurity program designed to protect our systems and data from information security risks, including regular oversight of our programs for security monitoring. Gen has a process for identifying and assessing material risks from cybersecurity threats on a regular basis that operates alongside our broader overall risk assessment process, covering all identified enterprise wide risks. Cybersecurity risk is reviewed quarterly with management and with the board of directors. In addition, we regularly perform evaluations (including independent third-party evaluations) of our security program and our information technology infrastructure and information security management systems. A retained independent third-party firm reviews the maturity of our information security program and the results are discussed with the Audit Committee of the Board. Our processes also address the identification, assessment, and management of cybersecurity threat risks from our use of third-party service providers and other external vendors that support our products, services and internal operations. This involves, among other things, conducting pre-engagement risk-based diligence, reviewing security and controls reports, implementing contractual security and notification provisions, and ongoing monitoring and periodic assessment, as appropriate, based on the nature of the services provided and changes in the threat environment.

Our information security management system is based upon industry frameworks including but not limited to ISO 27001 and NIST Cybersecurity Framework. Our Chief Information Security Officer (CISO) leads our cybersecurity program, which includes the implementation of controls designed to align with these industry frameworks and applicable statutes and regulations. Our CISO has over 30 years of prior work experience in various roles involving managing information security programs, developing cybersecurity strategy, implementing effective information and cybersecurity initiatives and has been the Head of IT Audit, CISO and CIO at three other companies prior to Gen Digital. He has a Bachelor of Science in Computer Information Systems. We have implemented security monitoring capabilities designed to alert us to suspicious activity and developed an incident response program that includes an annual table top exercise and is designed to restore business operations quickly. In addition, employees participate in mandatory annual training and receive communications regarding the cybersecurity environment to increase awareness throughout the company. We also implemented an enhanced annual training program for specific specialized employee populations, including secure coding training.

Governance

The Audit Committee of the Board has direct oversight to the Company's (1) technology strategy, initiatives, and investments and (2) key cybersecurity information technology risks against both internal and external threats. The Audit Committee of the Board is comprised entirely of independent directors, with a mix of experience related to information technology audits, information security issues and/or oversight who meets and reports to the Board on a quarterly basis. The Audit Committee considers information technology risks in connection with cybersecurity incidents overseeing our enterprise technology, and reports to the Board on enterprise risk management matters on a quarterly basis. We have processes in place for management to report security instances to the Audit Committee as they occur, if material, and to provide a summary multiple times per year of other incidents to the Audit Committee. Additionally, our CISO attends each Audit Committee meeting and meets regularly with the Board of Directors to brief them on technology and information security matters. We carry insurance that provides protection against some of the potential losses arising from a cybersecurity incident. In the last fiscal three years, we have not experienced any material information security breach incidences and the expenses we have incurred from information security breach incidences were immaterial. This includes penalties and settlements, of which there were none.

We describe whether and how risks from identified cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition, under the heading "Our solutions, systems, websites and the data on these sources have been in the past and may continue to be subject to cybersecurity events that could materially harm our reputation and future sales." included as part of "Risk Factors" in Item 1A of this Annual Report on Form 10-K, which disclosures are incorporated by reference herein.

Item 2. *Properties*

Our principal executive offices occupy approximately 75,051 square feet in Tempe, Arizona under a lease that expires in 2032. We also operate offices and data centers throughout the United States and other countries worldwide.

We believe that our existing facilities are sufficient for our current needs. In the future, we may need to add new facilities and expand our existing facilities as we add employees and evolve our business. We believe that suitable additional or substitute space will be available on commercially reasonable terms to meet our future needs.

Item 3. *Legal Proceedings*

Information with respect to this Item may be found under the heading "Litigation contingencies" in Note 18 of the Notes to the Consolidated Financial Statements in this Annual Report on Form 10-K, which information is incorporated into this Item 3 by reference.

Item 4. *Mine Safety Disclosures*

Not applicable.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Stock symbol and stockholders of record

Our common stock is traded on the Nasdaq Global Select Market under the symbol "GEN". As of April 3, 2026, there were 2,284 stockholders of record. A substantially greater number of holders of our common stock are "street name" or beneficial holders, whose shares of record are held by banks, brokers and other financial institutions.

Stock performance graph

The graph below compares the cumulative total stockholder return on our common stock with the cumulative total return on the S&P 500 Composite Index and the S&P Information Technology Index for the five fiscal years ended April 3, 2026 (assuming the initial investment of $100 in our common stock and in each of the other indices on the last day of trading for fiscal 2021 and the reinvestment of all dividends). The comparisons in the graph below are based on historical data and are not indicative of, nor intended to forecast the possible future performance of our common stock.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN





Among Gen Digital Inc., the S&P 500 Index and the S&P Information Technology Index

350
325
300
275
250
225
200
175
150
125
100
75
4/2/2021
4/1/2022
3/31/2023
3/29/2024
3/28/2025
4/3/2026
Gen Digital Inc.
S&P 500
S&P Information Technology

This performance graph shall not be deemed "soliciting material" or to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any filings of Gen Digital under the Securities Act or the Exchange Act.

Repurchases of our equity securities

Stock repurchases during the three months ended April 3, 2026 were as follows:

(In millions, except per share data)	Total Number of Shares Purchased (1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Dollar Value of Shares That May Yet Be Purchased Under the Plans or Programs (2)
January 3, 2026 to January 30, 2026	—	$ —	—	$ 2,294
January 31, 2026 to February 27, 2026	9	$ 23.31	9	$ 2,094
February 28, 2026 to April 3, 2026	—	$ —	—	$ 2,094
Total number of shares repurchased	9		9	

(1) The number of shares repurchased is reported on trade date.

(2) Under our stock repurchase programs, shares may be repurchased on the open market and through accelerated stock repurchase transactions. As of April 3, 2026, we had $2,094 million remaining authorized to be completed in future periods with no expiration date.

Item 6. *[Reserved]*

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Please read the following discussion and analysis of our financial condition and results of operations together with our Consolidated Financial Statements and related Notes thereto included under Item 15 of this Annual Report on Form 10-K.

OVERVIEW

Gen Digital Inc. is a global leader in consumer Cyber Safety and Trust-Based Solutions, empowering people around the world to live safer digital lives while building confidence and control over their financial futures. Through its trusted brands, including Norton, Avast, LifeLock and MoneyLion, Gen offers cybersecurity, online privacy, identity protection and financial wellness solutions to consumers worldwide.

Our Cyber Safety Platform includes our security, comprehensive suites, and privacy products, which deliver technology solutions and superior threat protection to help people navigate the digital world securely, privately and with confidence. Our Trust-Based Solutions includes our identity protection, restoration support services, digital reputation, and secure financial wellness, including our first-party MoneyLion products and our Engine marketplace offerings.

Fiscal calendar

We have a 52/53-week fiscal year ending on the Friday closest to March 31. Fiscal 2026, 2025 and 2024 in this report refers to fiscal years ended April 3, 2026, March 28, 2025 and March 29, 2024, respectively. Fiscal 2026 consisted of 53 weeks, whereas fiscal years 2025 and 2024 each consisted of 52 weeks.

Financial summary

The following table provides our key financial metrics for fiscal 2026 compared with fiscal 2025:

	Fiscal Year			
(In millions, except for per share amounts)	2026		2025	
Net revenues	$	5,000	$	3,935
Operating income (loss)	$	2,120	$	1,610
Net income (loss)	$	973	$	643
Net income (loss) per share - diluted	$	1.57	$	1.03
Net cash provided by (used in) operating activities	$	1,545	$	1,221

	As of			
(In millions)	April 3, 2026		March 28, 2025	
Cash, cash equivalents and restricted cash	$	411	$	1,006

- Net revenues increased $1,065 million, primarily due to higher sales in both our Cyber Safety Platform products and Trust-Based Solutions, including an increase of $823 million due to the acquisition of MoneyLion, and an increase of $87 million due to the favorable impact from the additional week in the first quarter of fiscal 2026.

- Operating income (loss) increased $510 million, primarily due to increased net revenues described above and decreased legal costs related to ongoing litigation. This is partially offset by an increase in marketing costs, payment processing fees, amortization of intangible assets and compensation related expenses.

- Net income (loss) increased $330 million and net income per share increased $0.54, primarily due to increased operating income discussed above partially offset by an increase in income tax expense.

- Cash, cash equivalents and restricted cash decreased by $595 million compared to March 28, 2025, primarily due to the cash consideration paid for our fiscal 2026 acquisitions including MoneyLion, principal payments of our Term A and B Facilities, repayment of our Term A Facility and share repurchases. This is partially offset by proceeds from the issuance of our Incremental Term Loan B and Extended Term Loan A and cash generated from operating activities during fiscal 2026.

- During fiscal 2026, we returned $1,091 million of capital back to shareholders and bondholders. This was achieved through the repurchase of 25 million shares of our common stock, totaling $634 million. Additionally, we paid out a total of $312 million in quarterly dividends and carried out $145 million in net debt pay downs.

GLOBAL MACROECONOMIC CONDITIONS

As a global company, our results of operations and cash flows may be influenced by global macroeconomic conditions and their impact on customer behavior. Global macroeconomic conditions include, but are not limited to, increased tariffs and an uncertain global trade environment, foreign currency exchange rate fluctuations, the impact of interest rate fluctuations, elevated inflation, ongoing and new geopolitical conflicts, the impacts of current and future trade regulations, instability in the global banking sector, slow growth and recession risks, and changes in legislation or regulations and actions by regulators, including changes in enforcement and administrative policies, any of which may be difficult to predict and may persist for an extended period.

Despite challenging global macroeconomic conditions and although we recognize that inflation and broader economic uncertainty can influence customer behavior, we are confident in the long-term overall health of our business, the strength of our product offerings and our ability to continue to execute on our strategy, including bringing award-winning products and services in cybersecurity and offering comprehensive financial wellness to our customers.

We continue to monitor the direct and indirect impacts of these global macroeconomic or other geopolitical factors. If the economic uncertainty continues, we may experience negative impacts on customer renewals, customer collections, sales and marketing efforts, customer deployments, product development, or other financial metrics. Additional broader implications of these events on our business, results of operations, and overall financial position still remain uncertain and could result in further adverse impacts to our reported results. For further discussion of the potential impacts of global macroeconomic conditions on our business, please see "Risk Factors" in Part I, Item 1A and Part II, Item 7A below.

CRITICAL ACCOUNTING ESTIMATES

The preparation of our Consolidated Financial Statements and related notes in accordance with generally accepted accounting principles in the U.S. requires us to make estimates, including judgments and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. We have based our estimates, judgments and assumptions on historical experience and on various other factors we believe to be reasonable under the circumstances. We evaluate our estimates, judgments and assumptions on a regular basis and make changes accordingly. Management believes that the accounting estimates employed and the resulting amounts are reasonable; however, actual results may differ from these estimates. Making estimates, judgments and assumptions about future events is inherently unpredictable and is subject to significant uncertainties, some of which are beyond our control. Should any of these estimates, judgments or assumptions change or prove to have been incorrect, it could have a material impact on our results of operations, financial position and cash flows.

Management believes the following significant accounting policies reflect the critical estimates used in the preparation of our Consolidated Financial Statements. A summary of our significant accounting policies is included in Note 1, and a description of recently adopted accounting pronouncements and our expectation of the impact on our Consolidated Financial Statements and disclosures are included in Note 2 of the Notes to the Consolidated Financial Statements included in this Annual Report on Form 10-K.

Business combinations

We allocate the purchase price of acquired businesses to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values on the acquisition date. Any residual purchase price is recorded as goodwill. The allocation of purchase price requires management to make significant estimates and assumptions in determining the fair values of the assets acquired and liabilities assumed especially with respect to intangible assets.

Critical estimates in valuing intangible assets include, but are not limited to, future expected cash flows from customer relationships, developed technology, trade names and other intangibles, and discount rates. Management estimates of fair value are based upon assumptions believed to be reasonable but which are inherently uncertain and unpredictable. Third-party valuation specialists are utilized for certain estimates. Unanticipated events and circumstances may occur which may affect the accuracy or validity of such assumptions, estimates or actual results.

Income taxes

We are subject to tax in multiple U.S. and foreign tax jurisdictions. We are required to estimate the current tax exposure as well as assess the temporary differences between the accounting and tax treatment of assets and liabilities, including items such as accruals and allowances not currently deductible for tax purposes. We apply judgment in the recognition and measurement of current and deferred income taxes which includes the following critical accounting estimates.

We use a two-step process to recognize liabilities for unrecognized tax benefits. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. There is judgment and complexity involved in assessing if the tax position is more likely than not. If we determine that the tax position will more likely than not be sustained on audit, the second step requires us to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as this requires us to determine the probability of various outcomes. We re-evaluate these unrecognized tax benefits on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit and new audit activity. Such a change in recognition or measurement would result in the recognition of a tax benefit or an additional charge to the tax provision in the period.

Loss contingencies

We are subject to contingencies that expose us to losses, including, but not limited to, regulatory proceedings, claims, mediations, arbitration and litigation, arising out of the ordinary course of business. An estimated loss from such contingencies is recognized as a charge to income if it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Judgment is required in both the determination of probability and the determination as to whether a loss is reasonably estimable. We review the status of each significant matter quarterly, and we may revise our estimates. Until the final resolution of such matters, there may be an exposure to loss in excess of the amount recorded, and such amounts could be material. Should any of our estimates and assumptions change or prove to have been incorrect, it could have a material impact on our Consolidated Financial Statements for that reporting period.

Recently adopted authoritative guidance

For a discussion of recently adopted authoritative guidance and their potential effects refer to Note 2 of our Notes to the Consolidated Financial Statements of this Annual Report on Form 10-K.

Recently issued authoritative guidance not yet adopted

ASU 2024-03 and ASU 2025-01, Income Statement - Reporting Comprehensive Income (Subtopic 220-40): Expense Disaggregation Disclosures. In November 2024, the FASB issued new guidance requiring that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. This is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. We are currently evaluating the impact of the adoption of this guidance on our Consolidated Financial Statements and disclosures.

ASU 2025-06, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. In September 2025, the FASB issued new guidance to improve the operability of the guidance by removing all references to software development project stages so that the guidance is neutral to different software development methods, including methods that entities may use to develop software in the future. This is effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. We are currently evaluating the impact of the adoption of this guidance on our Consolidated Financial Statements and disclosures.

RESULTS OF OPERATIONS

We have elected to omit discussion on the earliest of the three years presented in the Consolidated Financial Statements of this Annual Report on Form 10-K. Refer to *Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations* of our Annual Report on Form 10-K for the fiscal year ended March 28, 2025 for year-over-year comparisons of the results of operation between fiscal 2025 and fiscal 2024 as well as discussion of fiscal 2024 performance metrics and cash flow activity, all of which are incorporated herein by reference.

The following table sets forth our Consolidated Statements of Operations data as a percentage of net revenues for the periods indicated:

	Fiscal Year	
	2026	2025
Net revenues	100 %	100 %
Cost of revenues	22	20
Gross profit	78	80
Operating expenses:		
Sales and marketing	25	19
Research and development	8	8
General and administrative	(2)	7
Amortization of intangible assets	4	4
Restructuring and other costs	1	0
Impairment of intangible assets	—	0
Total operating expenses	36	39
Operating income (loss)	42	41
Interest expense	(11)	(15)
Other income (expense), net	(1)	0
Income (loss) before income taxes	30	26
Income tax expense (benefit)	11	10
Net income (loss)	19 %	16 %

Note: The percentages may not add due to rounding.

Net revenues

	Fiscal Year		% Change
(In millions, except for percentages)	2026	2025	2026 vs. 2025
Net revenues	$ 5,000	$ 3,935	27 %

Fiscal 2026 compared to fiscal 2025

Net revenues increased $1,065 million, due to a $163 million increase in sales of our Cyber Safety Platform products and a $902 million increase in sales of our Trust-Based Solutions, including a $823 million increase in Trust-Based Solutions due to the acquisition of MoneyLion. Net revenues also increased $87 million due to the favorable impact from the additional week in the first quarter of fiscal 2026, impacting both segment financials. Specifically, the additional week contributed $56 million to Cyber Safety Platform and $31 million to Trust-Based Solutions.

Performance Metrics

We regularly monitor a number of metrics in order to measure our current performance and estimate our future performance. We believe these key operating metrics are useful to investors because management uses these metrics to assess the growth of our business and the effectiveness of our marketing and operational strategies. Our metrics may be calculated in a manner different than similar metrics used by other companies.

The following table summarizes supplemental key performance metrics:

(In millions)	Fiscal Year			
	2026		2025	
Cyber Safety Platform	$	3,339	$	3,176
Trust-Based Solutions		1,661		759
Total net revenues	$	5,000	$	3,935
Direct revenues	$	4,137	$	3,463
Partner revenues		863		472
Total net revenues	$	5,000	$	3,935
Total bookings	$	5,107	$	3,988

(In millions)	As of	
	April 3, 2026	March 28, 2025
Total paid customers	79	68

Revenue from Cyber Safety Platform increased $163 million during fiscal 2026 due to growth across our cyber safety membership offerings and the additional week in the first quarter of fiscal 2026. Revenue from Trust-Based Solutions increased $902 million during fiscal 2026 primarily due to the acquisition of MoneyLion, continued growth in our identity point solutions and the additional week in the first quarter of fiscal 2026.

Direct revenue reflects subscriptions sold directly through e-commerce or mobile channels, and revenue generated from financial transactions directly made through Gen properties or marketplaces.

Partner revenue reflects partner-sourced and channel revenue via retailers, employee benefits, telcos, publishers, and strategic partnerships, including revenue generated from product usage or products sold through our financial marketplace.

Total bookings are defined as customer orders received that are expected to generate net revenues in the future. We present the operational metric of bookings because it reflects customers' demand for our products and services and to assist readers in analyzing our performance in future periods.

We define paid customers as active users of our products and solutions, including subscribers with an active paid subscription to our products at the end of the reported period. Paid customers also includes product users with a unique account and at least one revenue-generating transaction in the relevant active period of each respective product category, whether through our first-party personal finance products, transacting through our financial marketplaces, or generating revenue through product usage. We exclude users on free trials and those who have not actively transacted in the relevant period of each respective product category.

In order to properly reflect our customer cohorts that contribute to revenue given the dynamic nature of consumers and our product portfolio, our methodology is subject to change from time to time. The methodologies used to measure these metrics require judgment and we regularly review our metrics to improve their accuracy. However, our ability to recalculate our historical metrics may be impacted by data limitations or other factors that require us to apply different methodologies for such adjustments. We generally do not intend to update previously disclosed metrics for any such inaccuracies or adjustments that are deemed not material.

Net revenues by geographical region

Percentage of revenue by geographical region as presented below is based on the billing location of the customers.

	Fiscal Year	
	2026	2025
Americas	71 %	66 %
EMEA	21 %	24 %
APJ	8 %	10 %

The Americas include U.S., Canada, and Latin America; EMEA includes Europe, Middle East, and Africa; APJ includes Asia Pacific and Japan.

Percentage of revenue in Americas increased primarily due to our acquisition of MoneyLion during fiscal 2026 as compared to fiscal 2025.

Cost of revenues

| (In millions, except for percentages) | Fiscal Year | | % Change |
	2026	2025	2026 vs. 2025
Cost of revenues	$ 1,077	$ 776	39 %

Fiscal 2026 compared to fiscal 2025

Cost of revenues, including the impact of the additional week in the first quarter of fiscal 2026, increased $301 million, primarily due to a $197 million increase in partner revenue share mainly in Trust-Based Solutions, a $58 million increase in payment processing fees and a $32 million increase in amortization of intangible assets.

Operating expenses

| (In millions, except for percentages) | Fiscal Year | | % Change |
	2026	2025	2026 vs. 2025
Sales and marketing	$ 1,228	$ 745	65 %
Research and development	409	329	24 %
General and administrative	(87)	291	(130)%
Amortization of intangible assets	218	174	25 %
Restructuring and other costs	35	7	400 %
Impairment of intangible assets	—	3	(100)%
Total operating expenses	$ 1,803	$ 1,549	16 %

Our operating expenses increased in fiscal 2026 compared to fiscal 2025 primarily due to our acquisition of MoneyLion, the impact of the additional week in the first quarter of fiscal 2026. and compensation related expenses, offset by decrease in legal accruals.

Fiscal 2026 compared to fiscal 2025

Sales and marketing expense, including the impact of the additional week in the first quarter of fiscal 2026, increased $483 million, primarily due to a $205 million in loss on sale of Instacash Advances, a $142 million increase in marketing expenses, a $67 million increase in headcount costs and a $46 million increase in stock-based compensation expense.

Research and development expense, including the impact of the additional week in the first quarter of fiscal 2026, increased $80 million, primarily due to a $31 million increase in headcount costs, a $19 million increase in equipment expenses, a $17 million increase in stock-based compensation expense and an $8 million increase in occupancy and IT costs.

General and administrative expense decreased $378 million, primarily due to a $354 million litigation accrual reversal related to our litigation with the Trustees of the University of Columbia in the City of New York (Columbia). Refer to Note 18 of the Notes to the Consolidated Financial Statements included in this Annual Report on Form 10-K for additional information on our litigation with Columbia.

Amortization of intangible assets increased $44 million, primarily due to our acquisition of MoneyLion.

Restructuring and other costs increased $28 million, primarily due to an increase in severance and termination benefits in connection with the April 2025 Plan. See Note 12 of the Notes to the Consolidated Financial Statements included in this Annual Report on Form 10-K for details of the fiscal 2026 restructuring activities.

Non-operating income (expense), net

| (In millions) | Fiscal Year | | $ Change |
	2026	2025	2026 vs. 2025
Interest expense	$ (569)	$ (578)	$ 9
Interest income	25	28	(3)
Foreign exchange gain (loss)	4	2	2
Loss on early extinguishment of debt	(9)	—	(9)
Change in fair value and impairment of non-marketable equity investments	(79)	(30)	(49)
Gain on sale of nonfinancial assets	15	—	15
Gain (loss) on sale of properties	(1)	—	(1)
Other	5	(3)	8
Non-operating income (expense), net	$ (609)	$ (581)	$ (28)

Fiscal 2026 compared to fiscal 2025

Non-operating income (expense), net, increased $28 million, primarily due to a $49 million increase in change in fair value and impairment of our non-marketable equity investments. See Note 8 of the Notes to the Consolidated Financial Statements included in this Annual Report on Form 10-K for details of the fiscal 2026 activities related to our non-marketable equity investments. This is partially offset by a $15 million gain on sale of nonfinancial assets in the third quarter of fiscal 2026.

Provision for income taxes

(In millions, except for percentages)	Fiscal Year			
	2026		2025	
Income (loss) before income taxes	$	1,511	$	1,029
Income tax expense (benefit)	$	538	$	386
Effective tax rate		36 %		38 %

Fiscal 2026 compared to fiscal 2025

Our effective tax rate decreased primarily due to a lower impact from U.S. taxation of foreign earnings, partially offset by increased impacts from changes in unrecognized tax benefits and related interest and penalties in fiscal 2026. See Note 13 of the Notes to the Consolidated Financial Statements included in this Annual Report on Form 10-K for information about our unrecognized tax benefits.

On July 4, 2025, the One Big Beautiful Bill Act (the Act) was enacted into law in the United States. The Act includes various provisions that are applicable to us beginning in fiscal 2026. These provisions include an allowance to accelerate tax deductions of certain capital expenditures, research & experimentation expenditures, and an increase to the annual limitation of tax-deductible interest expenses. The impacts of the Act are included in our operating results for fiscal 2026. The Act has not had, and is not expected to have, a material impact on our effective tax rate.

LIQUIDITY, CAPITAL RESOURCES AND CASH REQUIREMENTS

Liquidity and Capital Resources

We have historically relied on cash generated from operations, borrowings under credit facilities, issuances of debt and proceeds from divestitures for our liquidity needs.

Our capital allocation strategy is to balance driving stockholder returns, managing financial risk and preserving our flexibility to pursue strategic options, including acquisitions and mergers. Historically, this has included a quarterly cash dividend, the repayment of debt and the repurchase of shares of our common stock.

Based on past performance and current expectations, we believe that our existing cash and cash equivalents, together with cash generated from operations, amounts available under our Revolving Facility and our future refinancing plans related to our upcoming maturities, will be sufficient to meet our working capital needs, support on-going business activities and finance the expected synergy costs related to the acquisition of MoneyLion through at least the next 12 months and to meet our known long-term contractual obligations. We are currently not aware of any trends or demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in our liquidity increasing or decreasing in any material way that will impact our capital needs during or beyond the next 12 months. However, our future liquidity and capital requirements may vary materially from those as of April 3, 2026 depending on several factors, including, but not limited to, economic conditions; political climate; the expansion of sales and marketing activities; the costs to acquire or invest in businesses; outcome of income tax audits with relevant tax authorities; resolution of legal proceedings, including, but not limited to, regulatory proceedings, claims, mediations, arbitrations and litigation; and the risks and uncertainties discussed in "Risk Factors" in Part I, Item 1A.

Cash flows

The following table summarizes our cash flow activities in fiscal 2026 and 2025:

(In millions)	Fiscal Year			
	2026		2025	
Net cash provided by (used in):				
Operating activities	$	1,545	$	1,221
Investing activities	$	(1,011)	$	(100)
Financing activities	$	(1,133)	$	(970)
Increase (decrease) in cash, cash equivalents and restricted cash	$	(595)	$	160

See Note 7 of the Notes to the Consolidated Financial Statements included in this Annual Report on Form 10-K for our supplemental cash flow information.

Cash from operating activities

Net cash provided by operating activities of $1,545 million in fiscal 2026 was primarily comprised of net income adjusted for the net effect of non-cash items. Changes in operating assets and liabilities, net of acquisitions, include decreases in other liabilities, Instacash Advances held for sale, income taxes payable, accounts receivable, net and accounts payable offset by an increase in contract liabilities.

Cash from investing activities

Net cash used in investing activities of $1,011 million in fiscal 2026 was primarily related to the cash consideration paid for our fiscal 2026 acquisitions including MoneyLion.

Cash from financing activities

Net cash used in financing activities of $1,133 million in fiscal 2026 was primarily due to repayment of our Term A Facility, principal payments of our Term A and B Facilities, repurchases of common stock under our repurchase program and quarterly dividend payments. This was partially offset by proceeds from the issuance of our Incremental Term Loan B of $750 million and Extended Term Loan A of $2,741 million.

Cash and cash equivalents

As of April 3, 2026, we had cash and cash equivalents of approximately $402 million, excluding restricted cash, of which $289 million was held by our foreign subsidiaries. Our cash and cash equivalents are managed with the objective to preserve principal, maintain liquidity and generate investment returns. The participation exemption system under current U.S. federal tax regulations generally allows us to make distributions of non-U.S. earnings to the U.S. without incurring additional U.S. federal tax; however, these distributions may be subject to applicable state or non-U.S. taxes.

Debt

We have an undrawn revolving credit facility of $1,495 million, net of our letters of credit, which expires in March 2031.

Stock repurchases

During the fiscal 2026 and 2025, we executed repurchases of 25 million and 11 million of our common stock under our existing stock repurchase program for an aggregate amount of $634 million and $272 million, respectively.

Material Cash Requirements

Our principal cash requirements are primarily to meet our working capital needs, support on-going business activities, including payment of taxes and cash dividends, payment of contractual obligations, funding capital expenditures, servicing existing debt, repurchasing shares of our common stock and investing in business acquisitions and mergers.

Debt instruments

As of April 3, 2026, our total outstanding principal amount of indebtedness is summarized as follows. See Note 10 of the Notes to the Consolidated Financial Statements included in this Annual Report on Form 10-K for further information on our debt.

(In millions)	April 3, 2026
Term Loans	$ 5,825
Senior Notes	2,450
Total debt	$ 8,275

The Amended Credit Agreement contains customary representations and warranties and affirmative and negative covenants, including compliance with specified financial ratios, and includes a springing maturity provision applicable solely to the Extended Term A Facility and Revolving Facility pursuant to which the obligations under such facilities may become due and payable prior to the stated maturity dates.

As of April 3, 2026, we were in compliance with all debt covenants. See Note 10 of the Notes to the Consolidated Financial Statements included in this Annual Report on Form 10-K for further information regarding our debt, including applicable financial ratios, debt covenant compliance and the springing maturity provision applicable to the Extended Term A Facility and Revolving Facility.

Dividends

On May 7, 2026, we announced a cash dividend of $0.125 per share of common stock to be paid in June 2026. Any future dividends and dividend equivalents will be subject to the approval from our Board of Directors.

Stock repurchase program

Under our stock repurchase program, we may purchase shares of our outstanding common stock on the open market (including through trading plans intended to qualify under Rule 10b5-1 under the Exchange Act) and through accelerated stock repurchase transactions. As of April 3, 2026, the remaining balance of our stock repurchase authorization is $2,094 million and does not have an expiration date. The timing and actual number of shares repurchased will depend on a variety of factors, including price, general business and market conditions and other investment opportunities.

Restructuring

See Note 12 of the Notes to the Consolidated Financial Statements included in this Annual Report on Form 10-K for further cash flow information associated with our restructuring activities.

Material contractual obligations

The following is a schedule of our material contractual commitments as of April 3, 2026. The expected timing and amount of short-term and long-term payments of the obligations in the following table is estimated based on current information. Timing of payments and actual amounts paid may be different, depending on the time of receipt of goods or services, or changes to agreed-upon amounts for certain obligations.

(In millions)	Short-Term Payments		Long-Term Payments		Total	
Contractual obligations:						
Debt (principal payments) [1]	$	181	$	8,094	$	8,275
Interest payments on debt [2]		474		1,525		1,999
Purchase obligations [3]		532		106		638
Operating leases [4]		22		51		73
Total	$	1,209	$	9,776	$	10,985

(1) Debt (principal payment) is classified based on the currently effective stated maturity dates in force as of April 3, 2026. The classification above does not reflect any earlier maturity that could result from the application of a springing maturity date. See Note 10 of the Notes to the Consolidated Financial Statements included in this Annual Report on Form 10-K for further information.

(2) Interest payments calculated based on the contractual terms of the related debt instruments. Interest on variable rate debt was calculated using the interest rate in effect as of April 3, 2026. See Note 10 of the Notes to the Consolidated Financial Statements included in this Annual Report on Form 10-K for further information on the term loans and senior notes.

(3) Agreements for purchases of goods or services, with terms that are enforceable and legally binding and specify all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transaction. These amounts include agreements to purchase goods or services that have cancellation provisions requiring little or no payment. The amounts under such contracts are included because management believes that cancellation of these contracts is unlikely, and we expect to make future cash payments according to the contract terms or in similar amounts for similar materials.

(4) Payments for various non-cancelable operating lease agreements that expire on various dates through fiscal 2033. The amounts in the table above exclude expected sublease income. See Note 9 of the Notes to the Consolidated Financial Statements included in this Annual Report on Form 10-K for further information on leases.

Due to the uncertainty with respect to the timing of future cash flows associated with our unrecognized tax benefits and other long-term taxes as of April 3, 2026, we are unable to make reasonably reliable estimates of the period of cash settlement with the respective taxing authorities. Therefore, $1,584 million in long-term income taxes payable has been excluded from the contractual obligations table. See Note 13 of the Notes to the Consolidated Financial Statements included in this Annual Report on Form 10-K for further information.

Indemnifications

In the ordinary course of business, we may provide indemnifications of varying scope and terms to customers, vendors, lessors, business partners, subsidiaries, and other parties with respect to certain matters, including, but not limited to, product warranties and losses arising out of our breach of agreements or representations and warranties made by us, including claims alleging that our software infringes on the intellectual property rights of a third party. In addition, our bylaws contain indemnification obligations to our directors, officers, employees and agents, and we have entered into indemnification agreements with our directors and certain of our officers to give such directors and officers additional contractual assurances regarding the scope of the indemnification set forth in our bylaws and to provide additional procedural protections. We maintain director and officer insurance, which may cover certain liabilities arising from our obligation to indemnify our directors and officers. Refer to Note 18 of the Notes to the Consolidated Financial Statements included in this Annual Report on Form 10-K for further information on our indemnifications.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

We are exposed to various market risks related to fluctuations in interest rates and foreign currency exchange rates. We may use derivative and non-derivative financial instruments to reduce the volatility of earnings and cash flow that may result from adverse economic conditions and events or changes in interest rates and foreign currency exchange rates.

Interest rate risk

As of April 3, 2026, we had $2,450 million in aggregate principal amount of fixed-rate Senior Notes outstanding, with a carrying amount and a fair value of $2,443 million, based on Level 2 inputs. The fair value of these notes fluctuates when interest rates change. Since these notes bear interest at fixed rates, the financial statement risk associated with changes in interest rates is limited to future refinancing of current debt obligations. If these notes were refinanced at higher interest rates prior to maturity, our total interest payments could increase by a material amount; however, this risk is mitigated by our strong cash position and expected future cash generated from operations, which will be sufficient to satisfy this increase in obligation.

As of April 3, 2026, we also had $5,825 million outstanding debt with variable interest rates based on the Secured Overnight Financing Rate (SOFR). A hypothetical 100 basis point change in SOFR would have resulted in a $58 million increase or decrease in interest expense on an annualized basis.

In addition, we have a $1,495 million revolving credit facility, net of our letters of credit, that, if drawn, bears interest at a variable rate based on SOFR and would be subject to the same risks associated with adverse changes in SOFR.

Foreign currency exchange rate risk

We conduct business in numerous currencies through our worldwide operations, and our entities hold monetary assets or liabilities, earn revenues or incur costs in currencies other than each entity's functional currency, primarily in Euro, Japanese Yen, British Pound, Australian Dollar, Czech Koruna and Canadian Dollar. In addition, we charge our international subsidiaries for their use of intellectual property and technology and for certain corporate services provided. Our cash flow, results of operations and certain of our intercompany balances that are exposed to foreign exchange rate fluctuations may differ materially from expectations, and we may record significant gains or losses due to foreign currency fluctuations and related hedging activities. As a result, we are exposed to foreign exchange gains or losses, which impacts our operating results.

Growth in our international operations will incrementally increase our exposure to foreign currency fluctuations as well as volatile market conditions, including the weakening of foreign currencies relative to USD, which has negatively affected, and may in the future continue to negatively affect, our revenue expressed in USD.

We manage these exposures and reduce the potential effects of currency fluctuations by executing monthly foreign exchange forward contracts to hedge foreign currency balance sheet exposures. The gains and losses on these foreign exchange contracts are recorded in Other income (expense), net in our Consolidated Statements of Operations.

We do not use derivative financial instruments for speculative trading purposes, nor do we hedge our foreign currency exposure in a manner that entirely offsets the effects of changes in foreign exchange rates. As our international operations grow, we will continue to reassess our approach to managing risks related to fluctuations in foreign currency.

Additional information related to our debt and derivative instruments is included in Note 10 and Note 11, respectively, of the Notes to the Consolidated Financial Statements included in this Annual Report on Form 10-K.

Item 8. *Financial Statements and Supplementary Data*

The Consolidated Financial Statements and related disclosures included in Part IV, Item 15 of this Annual Report are incorporated by reference into this Item 8. In addition, there were no material retrospective changes to any quarters in the two most recent fiscal years that would require supplementary disclosure.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

(a) Evaluation of Disclosure Controls and Procedures

The SEC defines the term "disclosure controls and procedures" to mean a company's controls and other procedures that are designed to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported, within the time periods specified in the SEC's rules and forms. "Disclosure controls and procedures" include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Our disclosure controls and procedures are designed to provide reasonable assurance that such information is accumulated and communicated to our management. Our management (with the participation of our Chief Executive Officer and Chief Financial Officer) has conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this report.

Based on such evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by this Annual Report on Form 10-K.

(b) Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) for Gen Digital. Our internal control over financial reporting is a process designed under the supervision of our CEO and CFO to provide reasonable assurance regarding the preparation and reliability of financial reporting and preparation of our financial statements for external purposes in accordance with accounting principles generally accepted in the U.S.

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, has conducted an evaluation of the effectiveness of our internal control over financial reporting as of April 3, 2026, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We completed the acquisition of MoneyLion in April 2025. Management has excluded MoneyLion from its assessment of the effectiveness of Gen's internal control over financial reporting as of April 3, 2026. Total assets (excluding goodwill and intangibles) and total revenues of MoneyLion represent approximately 2%, or $354 million and 16%, or $823 million, respectively, of the Consolidated Financial Statement amounts as of, and for the fiscal year ended, April 3, 2026. This exclusion is in accordance with the SEC staff's general guidance that an assessment of an acquired business may be omitted from the scope of management's assessment of the effectiveness of internal control over financial reporting during the first year after completion of an acquisition while integrating the acquired company.

Our management has concluded that, as of April 3, 2026, our internal control over financial reporting was effective at the reasonable assurance level based on these criteria.

The effectiveness of our internal control over financial reporting, as of April 3, 2026, has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which is included in Part IV, Item 15 of this Annual Report on Form 10-K.

(c) Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the fiscal quarter ended April 3, 2026 that has materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

On April 17, 2025, we completed our acquisition of MoneyLion and are currently integrating MoneyLion into our operations and internal control processes. Our initial assessment of MoneyLion's internal control over financial reporting is ongoing. We have designed and implemented new controls as needed.

MoneyLion Material Weakness

A material weakness is a deficiency or a combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a registrant's financial statement will not be prevented or detected on a timely basis.

Prior to the acquisition by Gen, MoneyLion reported an identified material weakness in its internal control over financial reporting. As a result, MoneyLion concluded that, as of December 31, 2024, its disclosure controls and procedures were not effective in providing reasonable assurance that information required to be disclosed in reports filed or submitted under the Exchange Act was recorded, processed, summarized and reported within the time periods specified by SEC rules and forms. The material weakness identified relates to MoneyLion's Credit Builder Loan product, involving certain cash disbursements made to customer escrow accounts that were not in accordance with the product's terms. While the related transactions were properly reflected in the financial statements and no misstatements were identified, the control deficiency could have resulted in unauthorized disbursements of cash. Accordingly, this deficiency was determined to constitute a material weakness. MoneyLion has undertaken steps to remediate the material weakness and we are evaluating the steps that have been taken under Gen's control framework.

(d) Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. The design of a control system also is based in part upon assumptions and judgments made by management about the likelihood of future events, and there can be no assurance that a given control will be effective under all potential future conditions. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected.

Item 9B. *Other Information*

Insider adoption or termination of trading arrangements

During the fiscal quarter ended April 3, 2026, none of our directors or officers (as defined in Section 16 of the Securities Exchange Act of 1934, as amended) informed us of the adoption or termination of a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as defined in Regulation S-K, Item 408.

Item 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

Not applicable.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

The information required by this item will be included under the captions "The Board and Its Committees", "Our Executive Officers" and "Corporate Governance" in our proxy statement for the 2026 Annual Meeting to be filed with the SEC within 120 days of the fiscal year ended April 3, 2026 (the 2026 Proxy Statement) and is incorporated herein by reference. With regard to the information required by this item regarding compliance with Section 16(a) of the Exchange Act, we will provide disclosure of delinquent Section 16(a) reports, if any, in the 2026 Proxy Statement, and such disclosure, if any, is incorporated herein by reference.

Item 11. *Executive Compensation*

The information required by this item will be included under the captions "Director Compensation" and "Executive Compensation and Related Information" in our 2026 Proxy Statement and is incorporated herein by reference (excluding the information under the subheading "Pay Versus Performance").

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this item will be included under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" in our 2026 Proxy Statement and is incorporated herein by reference.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this item will be included under the captions "Certain Relationships and Related Transactions" and "Board Independence" in our 2026 Proxy Statement and is incorporated herein by reference.

Item 14. *Principal Accountant Fees and Services*

Our independent registered public accounting firm is KPMG LLP, Santa Clara, CA, Auditor Firm ID: 185.

The information required by this item will be included under the caption "Principal Accountant Fees and Services" in our 2026 Proxy Statement and is incorporated herein by reference.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

(a)

(1). Financial Statements

Upon written request, we will provide, without charge, a copy of this annual report, including the Consolidated Financial Statements and financial statement schedule. All requests should be sent to:

Gen Digital Inc.
Attn: Investor Relations
60 E. Rio Salado, Suite 1000
Tempe, Arizona 85281
(650) 527-8000

The following documents are filed as part of this report:

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Gen Digital Inc.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Gen Digital Inc. and subsidiaries (the Company) as of April 3, 2026 and March 28, 2025, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended April 3, 2026, and the related notes (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of April 3, 2026, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of April 3, 2026 and March 28, 2025, and the results of its operations and its cash flows for each of the years in the three-year period ended April 3, 2026, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of April 3, 2026 based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Company acquired MoneyLion Inc. during the year ended April 3, 2026, and management excluded from its assessment of the effectiveness of the Company's internal control over financial reporting as of April 3, 2026, MoneyLion Inc.'s internal control over financial reporting associated with total assets (excluding goodwill and intangibles) and total revenues representing approximately 2%, or $354 million, and 16%, or $823 million, respectively, included in the consolidated financial statements of the Company as of and for the year ended April 3, 2026. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of MoneyLion Inc.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Sufficiency of audit evidence over net revenues

As discussed in Note 1 to the consolidated financial statements, the Company's net revenues are principally derived from the sale of products and services directly to end-user customers through multiple partner distribution channels. The processing of customer orders through to the determination of net revenues to be recognized is reliant upon multiple information technology (IT) systems. The Company recorded $5,000 million of net revenues for the year ended April 3, 2026.

We identified the evaluation of sufficiency of audit evidence over net revenues as a critical audit matter. The evaluation of sufficiency of audit evidence over net revenues required a high degree of subjective auditor judgment due to the number of revenue-related IT systems involved. Specifically, judgment was required to evaluate that revenue data was captured and aggregated throughout various IT systems. Additionally, IT professionals with specialized skills and knowledge were required to evaluate the nature and extent of evidence obtained over net revenues.

The following are the primary procedures we performed to address this critical audit matter. We applied auditor judgment to determine the nature and extent of procedures to be performed over net revenues. We evaluated the design and tested the operating effectiveness of certain internal controls related to the revenue processes, including controls related to IT. We involved IT professionals with specialized skills and knowledge, who assisted in identifying and testing key IT configuration and IT interface controls for the various systems processing and recording revenue transactions. For a sample of transactions, we assessed the recorded revenue by comparing cash receipts to the revenue recognized. We evaluated the sufficiency of audit evidence obtained over net revenues by assessing the results of procedures performed.

Accounting for the Sale of Instacash Advances

As discussed in Note 3 to the consolidated financial statements, the Company originates and sells Instacash Advances pursuant to a Master Receivables Purchase Agreement. These advances are not loans and carry no contractual obligation for customer repayment. The Company accounts for the transfer of these advances as sales of financial assets under ASC 860, *Transfers and Servicing*. During the year, Instacash Advances sold aggregated $4,126 million with a resulting loss on sale of $205 million. As of April 3, 2026, the Company was servicing $343 million of sold Instacash Advances.

We identified the evaluation of the accounting for Instacash Advances as a critical audit matter. Complex auditor judgment was required to evaluate whether the terms and conditions of Instacash Advances met the criteria for sale of financial asset accounting under relevant accounting guidance.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of an internal control related to the Instacash sale accounting. We involved accounting professionals with specialized skills and knowledge, who assisted in evaluating management's accounting analysis and related disclosures and inspecting the underlying agreements to assess the application of the accounting guidance. Additionally, for a sample of Instacash transactions, we compared the originations, transfers and repayments to the underlying documentation as well as the Company's accounting policy to determine that the transactions were accounted for in accordance with the relevant accounting guidance.

/s/ KPMG LLP

We have served as the Company's auditor since 2002.

Santa Clara, California
May 21, 2026

GEN DIGITAL INC.

CONSOLIDATED BALANCE SHEETS

(In millions, except par value per share amounts)

	April 3, 2026		March 28, 2025	
ASSETS				
Current assets:				
Cash, cash equivalents and restricted cash	$	411	$	1,006
Accounts receivable, net		361		171
Other current assets		295		245
Assets held for sale		14		22
Total current assets		1,081		1,444
Property and equipment, net		71		60
Intangible assets, net		2,096		2,267
Goodwill		10,996		10,237
Deferred income tax assets		1,153		1,218
Other long-term assets		192		269
Total assets	$	15,589	$	15,495
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	96	$	94
Accrued compensation and benefits		115		105
Current portion of long-term debt		181		291
Contract liabilities		1,904		1,846
Other current liabilities		414		515
Total current liabilities		2,710		2,851
Long-term debt		8,015		7,968
Long-term contract liabilities		73		77
Deferred income tax liabilities		198		222
Long-term income taxes payable		1,588		1,420
Other long-term liabilities		394		688
Total liabilities		12,978		13,226
Commitments and contingencies (Note 18)				
Stockholders' equity (deficit):				
Common stock and additional paid-in capital, $0.01 par value: 3,000 shares authorized; 598 and 617 shares issued and outstanding as of April 3, 2026 and March 28, 2025, respectively		2,341		2,066
Accumulated other comprehensive income (loss)		1		(33)
Retained earnings (accumulated deficit)		269		236
Total stockholders' equity (deficit)		2,611		2,269
Total liabilities and stockholders' equity	$	15,589	$	15,495

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

GEN DIGITAL INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions, except per share amounts)

	Year Ended		
	April 3, 2026	March 28, 2025	March 29, 2024
Net revenues	$ 5,000	$ 3,935	$ 3,800
Cost of revenues	1,077	776	731
Gross profit	3,923	3,159	3,069
Operating expenses:			
Sales and marketing	1,228	745	733
Research and development	409	329	332
General and administrative	(87)	291	604
Amortization of intangible assets	218	174	233
Restructuring and other costs	35	7	57
Impairment of intangible assets	—	3	—
Total operating expenses	1,803	1,549	1,959
Operating income (loss)	2,120	1,610	1,110
Interest expense	(569)	(578)	(669)
Other income (expense), net	(40)	(3)	6
Income (loss) before income taxes	1,511	1,029	447
Income tax expense (benefit)	538	386	(160)
Net income (loss)	$ 973	$ 643	$ 607
Net income (loss) per share - basic	$ 1.59	$ 1.04	$ 0.95
Net income (loss) per share - diluted	$ 1.57	$ 1.03	$ 0.95
Weighted-average shares outstanding:			
Basic	612	617	637
Diluted	619	624	642

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In millions)

	Year Ended		
	April 3, 2026	**March 28, 2025**	**March 29, 2024**
Net income (loss)	$ 973	$ 643	$ 607
Other comprehensive income (loss), net of taxes:			
Foreign currency translation gain (loss)	37	(31)	10
Net unrealized gain (loss) on interest rate derivative	(3)	(13)	16
Other comprehensive income (loss), net of taxes	34	(44)	26
Comprehensive income (loss)	$ 1,007	$ 599	$ 633

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

GEN DIGITAL INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

(In millions, except share amounts)

	Common Stock and Additional Paid-In Capital		Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity (Deficit)
	Shares	Amount			
Balance as of March 31, 2023	640	$ 2,800	$ (15)	$ (633)	$ 2,152
Net income (loss)	—	—	—	607	607
Other comprehensive income (loss), net of taxes	—	—	26	—	26
Common stock issued under employee stock incentive plans	6	12	—	—	12
Shares withheld for taxes related to vesting of stock units	(2)	(26)	—	—	(26)
Repurchases of common stock (1)	(21)	(444)	—	—	(444)
Cash dividends declared ($0.50 per share of common stock) and dividend equivalents accrued	—	(253)	—	(72)	(325)
Stock-based compensation	—	138	—	—	138
Balance as of March 29, 2024	623	2,227	11	(98)	2,140
Net income (loss)	—	—	—	643	643
Other comprehensive income (loss), net of taxes	—	—	(44)	—	(44)
Common stock issued under employee stock incentive plans	6	11	—	—	11
Shares withheld for taxes related to vesting of stock units	(1)	(26)	—	—	(26)
Repurchases of common stock (1)	(11)	(274)	—	—	(274)
Cash dividends declared ($0.50 per share of common stock) and dividend equivalents accrued	—	(6)	—	(309)	(315)
Stock-based compensation	—	134	—	—	134
Balance as of March 28, 2025	617	2,066	(33)	236	2,269
Net income (loss)	—	—	—	973	973
Other comprehensive income (loss), net of taxes	—	—	34	—	34
Common stock issued under employee stock incentive plans	8	13	—	—	13
Shares withheld for taxes related to vesting of stock units	(2)	(56)	—	—	(56)
Repurchases of common stock (1)	(25)	(5)	—	(634)	(639)
Cash dividends declared ($0.50 per share of common stock) and dividend equivalents accrued	—	(8)	—	(306)	(314)
Stock-based compensation	—	237	—	—	237
Fair value of replacement awards issued in connection with business acquisitions	—	21	—	—	21
Fair value of CVR issued in connection with business acquisitions	—	73	—	—	73
Balance as of April 3, 2026	598	$ 2,341	$ 1	$ 269	$ 2,611

(1) Amount includes excise tax on share repurchases.

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

GEN DIGITAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)

	Year Ended		
	April 3, 2026	March 28, 2025	March 29, 2024
OPERATING ACTIVITIES:			
Net income (loss)	$ 973	$ 643	$ 607
Adjustments:			
Amortization and depreciation	493	419	485
Impairments and write-offs of current and long-lived assets	—	7	(3)
Stock-based compensation expense	237	133	138
Loss on sale of Instacash Advances	205	—	—
Deferred income taxes	92	(32)	(991)
Loss on extinguishment of debt	9	—	—
Gain on sale of nonfinancial assets	(15)	—	—
Gain on sale of properties	—	—	(9)
Non-cash operating lease expense	18	16	18
Change in fair value and impairment of non-marketable equity investments	79	30	40
Foreign currency remeasurement loss (gain)	54	(2)	(18)
Legal contract dispute cost [1]	—	66	—
Other	47	13	40
Changes in operating assets and liabilities, net of acquisitions:			
Accounts receivable, net	(32)	(53)	7
Accounts payable	(48)	26	(12)
Accrued compensation and benefits	8	27	(24)
Contract liabilities	74	36	47
Income taxes payable	(96)	(80)	446
Instacash Advances held for sale, net	(205)	—	—
Other assets	16	86	861
Other liabilities	(364)	(114)	432
Net cash provided by (used in) operating activities	1,545	1,221	2,064
INVESTING ACTIVITIES:			
Purchases of property and equipment	(22)	(15)	(20)
Purchase of non-marketable equity investments	—	(4)	—
Payments for acquisitions, net of cash acquired	(1,032)	(84)	—
Payments for originations of notes receivable	(283)	—	—
Proceeds from principal repayments of notes receivable	253	—	—
Proceeds from the maturities and sales of short-term investments	13	—	—
Proceeds from the sale of properties	21	—	25
Proceeds from sale of nonfinancial assets	40	—	—
Other	(1)	3	(3)
Net cash provided by (used in) investing activities	(1,011)	(100)	2
FINANCING ACTIVITIES:			
Repayments of debt	(3,620)	(1,311)	(1,183)
Proceeds from issuance of debt, net of issuance costs [2]	3,475	941	—
Net proceeds from sales of common stock under employee stock incentive plans	13	11	12
Tax payments related to vesting of stock units	(55)	(26)	(26)
Dividends and dividend equivalents paid	(312)	(313)	(323)
Repurchases of common stock	(634)	(272)	(441)
Net cash provided by (used in) financing activities	(1,133)	(970)	(1,961)
Effect of exchange rate fluctuations on cash, cash equivalents and restricted cash	4	9	(9)
Change in cash, cash equivalents and restricted cash	(595)	160	96
Beginning cash, cash equivalents and restricted cash	1,006	846	750
Ending cash, cash equivalents and restricted cash	$ 411	$ 1,006	$ 846

(1) During fiscal 2025, in connection with a legal settlement terminating our agreement with an Avast e-commerce partner that acted as payment processor and merchant of record for a subset of customers, we released our claims to $66 million of outstanding accounts receivable (net of any fees payable) in exchange for the transfer of the related customer information to us. The $66 million was charged off as general and administrative expense and is reflected as a non-cash item within the change in accounts receivable in operating activities for fiscal 2025. No comparable activity occurred in fiscal 2026 or fiscal 2024.

(2) Issuance costs paid for issuance of debt for fiscal year ended 2026 and 2025 was $16 million and $9 million, respectively.

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

GEN DIGITAL INC.

Notes to the Consolidated Financial Statements

Note 1. Description of Business and Significant Accounting Policies

Business

Gen Digital Inc. is a global leader in consumer Cyber Safety and Trust-Based Solutions, empowering people around the world to live safer digital lives while building confidence and control over their financial futures. Through its trusted brands, including Norton, Avast, LifeLock and MoneyLion, Gen offers cybersecurity, online privacy, identity protection and financial wellness solutions to consumers worldwide.

Basis of presentation

The accompanying Consolidated Financial Statements of Gen Digital Inc. and our wholly-owned subsidiaries are prepared in conformity with generally accepted accounting principles in the United States (U.S. GAAP). All significant intercompany accounts and transactions have been eliminated in consolidation.

Fiscal calendar

We have a 52/53-week fiscal year ending on the Friday closest to March 31. Fiscal 2026, 2025 and 2024 in this report refers to fiscal years ended April 3, 2026, March 28, 2025 and March 29, 2024, respectively. Fiscal year 2026 consisted of 53 weeks, whereas fiscal years 2025 and 2024 each consisted of 52 weeks.

Use of estimates

The preparation of Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported and disclosed in the Consolidated Financial Statements and accompanying Notes. Such estimates include, but are not limited to, valuation of business combinations including acquired intangible assets and goodwill, loss contingencies, provision for credit losses, valuation of our contingent value rights (CVRs), the recognition and measurement of current and deferred income taxes, including assessment of unrecognized tax benefits, and valuation of assets and liabilities. On an ongoing basis, management determines these estimates and assumptions based on historical experience and on various other assumptions that are believed to be reasonable. Third-party valuation specialists are also utilized for certain estimates. Actual results could differ from such estimates and assumptions due to risks and uncertainties, including uncertainty in the current economic environment as a result of macroeconomic factors such as inflation, fluctuations in foreign currency exchange rates relative to the U.S. dollar, our reporting currency, changes in interest rates, ongoing and new geopolitical conflicts, and such differences may be material to the Consolidated Financial Statements.

Significant Accounting Policies

With the exception of those discussed in Note 2, there were no material changes in accounting pronouncements issued by the Financial Accounting Standards Board (FASB) that were applicable or adopted by us during fiscal 2026.

Revenue recognition

We sell products and services directly to end-users and through multiple partner distribution channels. Revenue recognition begins when we transfer control of the promised products or services to our customers in an amount that reflects the consideration we expect to be entitled to in exchange for such products or services. Our customer definition aligns with the control principles as outlined under Accounting Standards Codification (ASC) 606. Performance periods are generally one year or less, and payments are generally collected up front. Revenue is recognized net of any taxes collected from customers and subsequently remitted to governmental authorities.

Our customers are primarily users of our products and solutions and have a direct billing relationship with us. However, our customers, also include users who do not have a direct billing relationship with us but register on our e-commerce site through our e-commerce partners. When referring to e-commerce partners, we are referring to those that are our fulfillment and payment processors who perform primarily administrative functions, such as collecting payment and remitting any required sales tax to governmental authorities. Revenue from these e-commerce partners is recognized on a gross basis, excluding fees paid to e-commerce partners.

We also generate revenue from stand-ready referral arrangements with third-party partners based on variable transaction prices. Revenue from these arrangements is recognized in the period in which services are provided, to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

We offer various channel rebates for our products. Our estimated reserves for channel volume incentive rebates are based on distributors' and resellers' performance compared to the terms and conditions of volume incentive rebate programs, which are typically entered into quarterly. Our reserves for rebates are estimated based on the terms and conditions of the promotional program, actual sales during the promotion, the amount of redemptions received, historical redemption trends by product and by type of promotional program and the value of the rebate. We record estimated reserves for rebates as an offset to revenue or contract liabilities. As of April 3, 2026 and March 28, 2025, reserves for rebates, recorded in Other current liabilities, were $4 million and $2 million, respectively. For products that include content updates and services, rebates are recognized as a ratable offset to revenue or contract liabilities over the term of the subscription.

Performance obligations

At contract inception, we assess the products and services promised in the contract to identify each performance obligation and evaluate whether the performance obligations are capable of being distinct and are distinct within the context of the contract. Performance obligations that are not both capable of being distinct and are distinct within the context of the contract are combined and treated as a single performance obligation in determining the allocation and recognition of revenue.

Our software solutions typically consist of a term-based subscription as well as when-and-if available software updates and upgrades. We have determined that our promises to transfer the software license subscription and the related support and maintenance are not separately identifiable because:

- the licensed software and the software updates and upgrades are highly interdependent and highly interrelated, working together to deliver continuously updated protection to customers;

- by identifying and addressing new threats, the software updates and upgrades significantly modify the licensed software and are integral to maintaining its utility; and

- given the rapid pace with which new threats are identified, the value of the licensed software diminishes rapidly without the software updates and upgrades.

We therefore consider the software license and related support obligations a single, combined performance obligation with revenue recognized over time as our solutions are delivered.

Revenue from services is recognized as services are completed or ratably over the contractual period.

Sale of Instacash Advances

Sales of Instacash Advances (the amount advanced to the customer) are accounted for as a sale when we determine that the Instacash Advances meet all the necessary criteria, including legal isolation for transferred assets, lack of constraint on the transferee to pledge or exchange the transferred assets for their benefit and the transfer of control. As a result, we no longer record these Instacash Advances in our Consolidated Financial Statements. We have also concluded that our continuing involvement in the sales arrangement does not affect this determination. We retain the servicing rights for the Instacash Advances sold and receive a market-based service fee for servicing the assets sold.

Instacash Advances held for sale are recorded at the lower of cost or fair value. If fair value is lower than cost, the difference between cost and fair value is recorded as a component of loss on sale within our sales and marketing expense in the Consolidated Statement of Operations. If we no longer have the intent to sell Instacash Advances held for sale, they are reclassified to Accounts Receivables, net at cost.

Net Interest Income on Notes Receivables

Net interest income on notes receivables is generated by interest earned on our Credit Builder Loan product, which are classified as notes receivables within accounts receivable, net on the Consolidated Balance Sheet.

Interest income and the related accrued interest receivables on notes receivables are accrued based upon the daily principal amount outstanding except for loans that are on nonaccrual status. We recognize interest income using the effective interest method. Our policy is to suspend recognition of interest income on notes receivables and place the loan on nonaccrual status when the account is 60 days or more past due on a contractual basis or when, in our estimation, the collectability of the account is uncertain and has not yet been charged-off.

Fair value measurements

For assets and liabilities measured at fair value, fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining fair value, we consider the principal or most advantageous market in which we would transact, and we consider assumptions that market participants would use when pricing the asset or liability.

The three levels of inputs that may be used to measure fair value are:

- Level 1: Quoted prices in active markets for identical assets or liabilities.

- Level 2: Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in less active markets or model-derived valuations. All significant inputs used in our valuations, such as discounted cash flows, are observable or can be derived principally from or corroborated with observable market data for substantially the full term of the assets or liabilities.

- Level 3: Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of assets or liabilities. We monitor and review the inputs and results of these valuation models to help ensure the fair value measurements are reasonable and consistent with market experience in similar asset classes.

Assets measured and recorded at fair value:

Cash equivalents. We consider all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents. Cash equivalents are carried at amounts that approximate fair value due to the short period of time to maturity.

Non-marketable investments. Our non-marketable investments consist of equity investments in privately-held companies without a readily determinable fair value. We primarily measure these investments at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. We may elect to measure certain investments at fair value, for which we utilize third-party valuation specialists at least annually in the fourth quarter of each fiscal year, or more frequently if events or changes in circumstances indicate a change in the fair value of the investment. Gains and losses on these investments, whether realized or unrealized, are recognized in Other income (expense), net in our Consolidated Statements of Operations.

We assess the recoverability of our non-marketable investments by reviewing various indicators of impairment. If indicators are present, a fair value measurement is made by performing a discounted cash flow analysis of the investment. We immediately recognize the impairment to our non-marketable equity investments if the carrying value exceeds the fair value.

Accounts receivable

Accounts receivable are recorded at the invoiced amount and are not interest bearing. We maintain an allowance for credit losses to reserve for expected uncollectible receivables. We also maintain an allowance for credit losses on notes receivable, related accrued interest and retained Instacash Advances. The allowance is recorded through a provision for credit losses and subsequent charge-offs, net of recoveries, are applied directly against this allowance.

We review our accounts receivable by aging category to identify specific customers or accounts with known disputes, delinquencies or collectability issues. In addition, we maintain an allowance for all other receivables not included in the specific reserve by applying estimates of expected credit losses to receivables with similar risk characteristics. In determining these percentages, we use judgment based on our historical collection experience and current economic trends as well as reasonable and supportable forecasts of future economic conditions, recent trends in delinquencies and charge-offs and other relevant factors. Due to the short-term nature of certain receivables, recent delinquency and charge-off trends are a primary consideration in estimating expected credit losses for those balances.

Our policy is to charge off notes receivable, related accrued interest and certain trade receivables, net of expected recoveries, in the month an account becomes 90 days contractually past due or earlier in the month an account is determined to be uncollectible. We determine past-due status based on contractual payment terms, which serve as a credit quality indicator.

Restricted Cash

Restricted cash consists of cash we are required to hold in reserve under our arrangements with certain vendors, including payment processors and partner banks, to support loan and Instacash Advance processing and funding activities. All cash accounts are held in federally insured institutions, which may at times exceed federally insured limits.

Property and equipment

Property, equipment, and leasehold improvements are stated at cost, net of accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives. Estimated useful lives for financial reporting purposes are as follows: buildings, 20 to 30 years; building improvements, 7 to 20 years; leasehold improvements, the lesser of the life of the improvement or the initial lease term, and computer hardware and software and office furniture and equipment, 3 to 5 years.

Internal-use software development costs

We capitalize qualifying costs incurred during the application development stage related to software developed for internal-use and amortize them over the estimated useful life of 3 years. We expense costs incurred related to the planning and post-implementation phases of development as incurred. As of April 3, 2026 and March 28, 2025, capitalized costs, net of amortization, were $9 million and $6 million, respectively.

Leases

We determine if an arrangement is a lease at inception. We have elected to not recognize a lease liability or right-of-use (ROU) asset for short-term leases (leases with a term of twelve months or less that do not include an option to purchase the underlying asset). Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. The interest rate we use to determine the present value of future payments is our incremental borrowing rate because the rate implicit in our leases is not readily determinable. Our incremental borrowing rate is a hypothetical rate for collateralized borrowings in economic environments where the leased asset is located based on credit rating factors. Our operating lease assets also include adjustments for prepaid lease payments, lease incentives and initial direct costs.

Certain lease contracts include obligations to pay for other services, such as operations and maintenance. We elected the practical expedient whereby we record all lease components and the related minimum non-lease components as a single lease component. Cash payments made for variable lease costs are not included in the measurement of our operating lease assets and liabilities. Many of our lease terms include one or more options to renew. We do not assume renewals in our determination of the lease term unless it is reasonably certain that we will exercise that option. Lease costs for minimum lease payments for operating leases are recognized on a straight-line basis over the lease term. Our lease agreements do not contain any residual value guarantees.

Business combinations

We use the acquisition method of accounting under the authoritative guidance on business combinations. We allocate the purchase price of our acquisitions to the assets acquired and liabilities assumed based on their estimated fair values. The excess of the purchase price over the fair values of these identifiable assets and liabilities is recorded as goodwill. Acquisition-related expenses are recognized separately from the business combination and are expensed as incurred. Each acquired company's operating results are included in our Consolidated Financial Statements starting on the date of acquisition.

Goodwill

Goodwill is recorded when consideration paid for an acquisition exceeds the fair value of net tangible and intangible assets acquired. Goodwill is allocated to our reporting units, which are an operating segment or one level below an operating segment.

We perform an impairment assessment of goodwill at the reporting unit level at least annually in the fourth quarter of each fiscal year, or more frequently if events or changes in circumstances indicate that the asset may be impaired. The accounting guidance gives us the option to perform a qualitative assessment to determine whether further impairment testing is necessary. The qualitative assessment considers events and circumstances that might indicate that a reporting unit's fair value is less than its carrying amount. If it is determined, as a result of the qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, a quantitative test is performed.

In fiscal 2026, based on our qualitative assessments, we concluded that it is more likely than not that the fair values are more than their carrying values. Accordingly, there was no indication of impairment of goodwill, and further quantitative testing was not required.

Long-lived assets

In connection with our acquisitions, we generally recognize assets for customer relationships, developed technology, finite-lived trade names, other intangibles and indefinite-lived trade names. Finite-lived intangible assets are carried at cost less accumulated amortization. Such amortization is provided on a straight-line basis over the estimated useful lives of the respective assets, generally from 1 to 10 years. Amortization for developed technology is recognized in cost of revenue. Amortization for customer relationships and certain trade names is recognized in operating expenses. Indefinite-lived intangible assets are not subject to amortization but instead tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Long-lived assets, including finite-lived intangible assets, property and equipment and ROU lease assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group may not be recoverable. The evaluation is performed at the lowest level of identifiable cash flows independent of other assets. An impairment loss is recognized when estimated undiscounted future cash flows generated from the assets are less than their carrying amount. Measurement of an impairment loss is based on the excess of the carrying amount of the asset group over its fair value.

There were no impairments of long-lived assets recognized during fiscal 2026 and 2024. In fiscal year 2025, based on our qualitative assessment, we recognized an impairment of $3 million related to our long-lived assets.

Contract liabilities

Contract liabilities consist of deferred revenue and customer deposit liabilities and represent cash payments received or due in advance of fulfilling our performance obligations. Deferred revenue represents billings under non-cancelable contracts before the related product or service is transferred to the customer. Certain arrangements include terms that allow the customer to terminate the contract and receive a refund for a period of time. In these arrangements, we have concluded there are no future enforceable rights and obligations during the period in which the option to cancel is exercisable by the customer, and therefore the consideration received or due from the customer is recorded as a customer deposit liability.

Debt

Our debt includes senior unsecured notes, senior term loans and a senior secured revolving credit facility. Our senior unsecured notes are recorded at par value at issuance less a discount representing the amount by which the face value exceeds the fair value at the date of issuance and an amount which represents issuance costs. Our senior term loans are recorded at par value less debt issuance costs, which are recorded as a reduction in the carrying value of the debt. The discount and issuance costs associated with the various notes are amortized using the effective interest rate method over the term of the debt as a non-cash charge to interest expense. Borrowings under our revolving credit facility, if any, are recognized at principal balance plus accrued interest based upon stated interest rates. Debt maturities are classified as current liabilities on our Consolidated Balance Sheets if we are contractually obligated to repay them in the next twelve months or, prior to the balance sheet date, we have the authorization and intent to repay them prior to their contractual maturities and within the next twelve months.

Treasury stock

We account for treasury stock under the cost method. Shares repurchased under our share repurchase program are retired. Upon retirement, we allocate the value of treasury stock between Additional paid-in capital and Retained earnings.

Contingent Value Rights (CVRs)

We account for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant's specific terms and applicable authoritative guidance in ASC 480, *Distinguishing Liabilities from Equity* and ASC 815, *Derivatives and Hedging*. The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of liability pursuant to ASC 480, and whether the warrants meet all the requirements for equity classification under ASC 815, including whether the warrants are indexed to our own common stock, among other conditions for equity classification. The currently outstanding CVRs issued as part of the MoneyLion acquisition consideration are classified as equity under these conditions.

Restructuring

Restructuring actions generally include significant actions involving employee-related severance charges, contract termination costs and asset write-offs and impairments. Employee-related severance charges are largely based upon substantive severance plans, while some charges result from mandated requirements in certain foreign jurisdictions. These charges are reflected in the period when both the actions are probable and the amounts are estimable. Contract termination costs reflect costs that will continue to be incurred under a contract for its remaining term without future economic benefit. These charges are reflected in the period when a contract is terminated. Asset write-offs and impairments, including those associated with ROU lease assets, are recorded in the period when an asset is retired or a facility is no longer operational.

Income taxes

We compute the provision for income taxes using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities and for operating losses and tax credit carryforwards in each jurisdiction in which we operate. We measure deferred tax assets and liabilities using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled.

We also assess the likelihood that deferred tax assets will be realized from future taxable income and based on weighting positive and negative evidence, we will assess and determine the need for a valuation allowance, if required. The determination of our valuation allowance involves assumptions, judgments and estimates, including forecasted earnings, future taxable income and the relative proportions of revenue and income before taxes in the various domestic and international jurisdictions in which we operate. To the extent we establish a valuation allowance or change the valuation allowance in a period, we reflect the change with a corresponding increase or decrease to Income tax expense (benefit) in our Consolidated Statements of Operations.

We record accruals for unrecognized tax benefits when we believe that it is not more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. We also record accruals for unrecognized tax benefits at the largest amount that is greater than 50% likely of being realized based on the technical merits of the position. We adjust these accruals when facts and circumstances change, such as the closing of a tax audit or the refinement of an estimate. The provision for income taxes includes the effects of adjustments for unrecognized tax benefits as well as any related interest and penalties.

Stock-based compensation

We measure and recognize stock-based compensation for all stock-based awards, including restricted stock units (RSU), performance-based restricted stock units (PRU), stock options and rights to purchase shares under our employee stock purchase plan (ESPP), based on their estimated fair value on the grant date. We recognize the costs in our Consolidated Financial Statements on a straight-line basis over the award's requisite service period except for PRUs with graded vesting, for which we recognize the costs on a graded basis. For awards with performance conditions, the amount of compensation cost we recognize over the requisite service period is based on the actual or estimated achievement of the performance condition. We estimate the number of stock-based awards that will be forfeited due to employee turnover.

The fair value of each RSU and PRU that does not contain a market condition is equal to the market value of our common stock on the date of grant. The fair value of each PRU that contains a market condition is estimated using the Monte Carlo simulation model. The fair values of RSUs and PRUs are not discounted by the dividend yield because our RSUs and PRUs include dividend-equivalent rights, except for the 4 million unvested RSUs assumed as part of our acquisition MoneyLion. We use the Black-Scholes model to determine the fair value of stock options and the fair value of rights to acquire shares of common stock under our ESPP. The Black-Scholes valuation model incorporates a number of variables, including our expected stock price volatility over the expected life of the awards, actual and projected employee exercise and forfeiture behaviors, risk-free interest rates and expected dividends. If we do not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected life, we estimate the expected life of the stock option awards granted based on its expected term using the simplified method available under U.S. GAAP.

Foreign currency

For foreign subsidiaries whose functional currency is the local currency, assets and liabilities are translated into U.S. dollars using the exchange rates in effect at the balance sheet date. Meanwhile, revenue and expenses are translated using the average exchange rates during the period. Gains and losses resulting from translation of these foreign currency financial statements into U.S. dollars are recorded in AOCI. Remeasurement adjustments are recorded in Other income (expense), net in our Consolidated Statements of Operations.

Concentrations of risk

A significant portion of our revenue is derived from international sales. Fluctuations of the U.S. dollar against foreign currencies, changes in local regulatory or economic conditions, or piracy could adversely affect our operating results.

We are exposed to credit risk principally through cash, cash equivalents and restricted cash and trade accounts receivable.

The associated risk of concentration for cash, cash equivalents and restricted cash is mitigated by maintaining balances with creditworthy financial institutions in accordance with our investment policy, which limits the amount of credit exposure to any one bank and to any one country. At certain times, amounts on deposit may exceed federal deposit insurance limits.

A majority of our trade receivables are derived from sales to E-commerce partners and retailers that distribute our cyber safety products. We also make consumer loans and advances to our Trust-Based Solutions customers. The credit risk in our trade accounts receivable is substantially mitigated by our credit evaluation process, reasonably short collection terms, and the consumer nature and geographical dispersion of sales transactions. We maintain an allowance for credit losses on our trade accounts receivable.

No e-commerce partners accounted for over 10% of our total billed and unbilled accounts receivable for the fiscal year ended April 3, 2026. One e-commerce partner accounted for approximately 11% of accounts receivable as of March 28, 2025.

Advertising and other promotional costs

Advertising and other promotional costs are expensed as incurred, and are recorded in sales and marketing expenses. These costs totaled $584 million, $441 million and $438 million for fiscal 2026, 2025 and 2024, respectively.

Contingencies

We evaluate contingent liabilities including threatened or pending litigation in accordance with the authoritative guidance on contingencies. We assess the likelihood of any adverse judgments or outcomes from potential claims or proceedings, as well as potential ranges of probable losses, when the outcomes of the claims or proceedings are probable and reasonably estimable. A determination of the amount of an accrual required, if any, for these contingencies is made after the analysis of each separate matter. Because of uncertainties related to these matters, we base our estimates on the information available at the time of our assessment. As additional information becomes available, we reassess the potential liability related to our pending claims and litigation and may revise our estimates.

Government Regulation

We are subject to various state and federal laws and regulations in each of the states in which we operate, which are subject to change and may impose significant costs or limitations on the way we conduct or expand our business. Our consumer loans and advances are originated under individual state laws, which may carry different rate and rate limits, and have varying terms and conditions depending upon the state in which they are offered. We are also subject to state licensing requirements of each individual U.S. state in which we operate, including with respect to certain consumer lending, life insurance and mortgage products and services that we offer directly or to which we connect consumers through third parties. Other governmental regulations include, but are not limited to, imposed limits on certain charges, insurance products and required licensing and qualifications.

Note 2. Recent Accounting Standards

Recently adopted authoritative guidance

ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. In December 2023, the FASB issued new guidance to update income tax disclosure requirements, requiring disaggregated information about an entity's effective tax rate reconciliation as well as income taxes paid. This is effective for fiscal years beginning after December 15, 2024. We have adopted the standard in our Annual Report on Form 10-K for the fiscal year ended April 3, 2026 using a prospective approach in Note 13. The adoption of the standard has resulted in the modification of our disclosures but had no impact on our consolidated financial position, results of operations or statement of cash flows.

Note 3. Sale of Instacash Advances

Instacash Advance Product Overview

Instacash Advances are our non-recourse earned wage access (EWA) product that provides customers with early access to their anticipated income deposits. Customers who link a bank account can access Instacash Advances at any time during a regular deposit period, up to an approved limit. This product gives customers financial flexibility to address short-term cash needs.

Instacash Advance eligibility is based on verification of the customer's identity, the linked bank account and identification of recurring income deposits. Repayments are made via pre-authorized bank debits, which customers may cancel without penalty, modify, defer, or reschedule within allowable limits. Customers must be current on Instacash Advance repayments in order to access new ones. Instacash Advances do not bear interest or mandatory fees. There are no fees for standard fund delivery, although expedited delivery is available for an optional fee (Turbo Fee). Customers may also leave an optional tip (Tip) for use of the service.

Accounting for Instacash Advances

Instacash Advances are not loans. The customer has no contractual obligation to repay an Instacash Advance, although the customer must be current on Instacash Advance repayments to request another Instacash Advance. At the point of Instacash Advance origination, the customer requests an available Instacash Advance amount, decides whether to incur an optional Turbo Fee and leave a tip, confirms the scheduled repayment date and authorizes automatic debit repayment. In the absence of directly applicable authoritative guidance, although Instacash Advances do not meet the U.S. GAAP definition of financial assets, we believe that financial asset accounting is the most relevant for financial reporting purposes, as there is a history of customers repaying the amount advanced.

We originate Instacash Advances with an intent to immediately sell, and sales of Instacash Advances are accounted for as sales under ASC 860, *Transfers and Servicing (ASC 860),* when all required conditions are met, including legal isolation of the transferred assets, no constraints on the transferee's ability to pledge or exchange the assets, and no effective control over the assets.

Instacash Advances are sold pursuant to a Master Receivables Purchase Agreement (the Purchase Agreement) with Sound Point Capital Management LP (Sound Point). The Purchase Agreement has an initial two-year term beginning on June 30, 2024, with a one-year extension option upon mutual agreement. The Purchase Agreement allows the purchasers to acquire, on a committed basis and subject to certain conditions and concentration limits, a majority of our eligible Instacash Advances, up to an aggregate facility limit of $225 million at any given time. During fiscal 2026, we sold $4,126 million of Instacash Advances under the Purchase Agreement and had no unused capacity as of April 3, 2026. Optional Turbo Fees and Tips associated with Instacash Advances are excluded from the sale and are not transferred under the Purchase Agreement.

Each Instacash Advance portfolio is initially priced at a fixed discount based on historical portfolio performance and loss rates. Future purchase prices are subject to adjustment based on the updated portfolio performance and changes to the applicable discount rate.

Consistent with ASC 860, Instacash Advances sold under the Purchase Agreement are removed from our balance sheet. We retain the associated servicing rights and earn a market-based servicing fee. Turbo Fees and Tips are recognized after performance is completed and cash is collected.

Instacash Advances that have been originated and are pending sale under the Purchase Agreement are classified as held for sale and are measured at the lower of cost or fair value. During fiscal 2026, we recognized $205 million in loss on the mark-to-market and sale of Instacash Advances, which is recorded in sales and marketing in our Consolidated Statement of Operations. If an Instacash Advance does not qualify for sale pursuant to the Purchase Agreement or if the intent to sell ceases, the Instacash Advance is reclassified to Accounts receivable, net, and carried at net realizable value.

In connection with the Purchase Agreement, MoneyLion Technologies Inc. (the Servicer), a wholly owned subsidiary of ours, entered into a Servicing Agreement with Sound Point and the purchasers party thereto. Under this agreement, we are responsible for servicing the sold receivables, including collections, remittances, and reporting. We earn a fixed percentage of net collections as a servicing fee, which is recognized as income when collections are received. As of April 3, 2026, we were responsible for servicing $343 million of Instacash Advances sold under the Purchase Agreement. During fiscal 2026, we recognized $59 million in servicing income, recorded in Net revenues in our Consolidated Statement of Operations. As of April 3, 2026, we had $32 million payable to Sound Point relating to the servicing activity, which will be settled using restricted cash and receivables from payment processors recorded in Other current assets.

Refer to Note 7 for a breakdown of our Instacash Advances balance, which is included in Accounts receivable, net in our Consolidated Balance Sheets.

Note 4. Business Combinations

Fiscal 2025 acquisition

On January 28, 2025, we acquired all of the outstanding shares of a technology-enabled personal finance education and recommendation platform for an aggregate purchase price of $84 million, net of $1 million cash acquired. The net purchase price was primarily allocated to goodwill and intangible assets of $52 million and $32 million, respectively.

Fiscal 2026 MoneyLion acquisition

On December 10, 2024, we entered into a definitive agreement to acquire MoneyLion. We completed the acquisition of MoneyLion on April 17, 2025. MoneyLion extends our identity solutions into offering comprehensive financial wellness through MoneyLion's full-featured personal finance platform that includes credit building and financial management services.

Under the terms of the definitive agreement, each share of Class A common stock, par value $0.0001 per share, of MoneyLion, that was issued and outstanding as of immediately prior to the effective time of the acquisition was automatically cancelled, extinguished, and converted into the right to receive cash in an amount equal to $82.00, without interest thereon. Additionally, we cancelled all in-the money outstanding stock options, whether vested or unvested, and converted into the right to receive (i) an amount in cash, without interest thereon, equal to the product obtained by multiplying (a) the number of in-the-money outstanding stock option immediately prior to the close by (b) the excess, if any, of MoneyLion's closing stock price over the exercise price per share of such in-the-money stock option and (ii) one CVR in respect of each in-the-money stock option immediately prior to the close. Any outstanding stock option with an exercise price greater than or equal to MoneyLion's closing stock price per share was forfeited and canceled for no consideration. We paid cash consideration of approximately $935 million for 100% of MoneyLion's issued and outstanding common stock and in-the-money outstanding stock options.

In addition, for each share owned, MoneyLion shareholders received at closing one CVR that entitles the holder to a contingent payment of $23.00 in the form of shares of our common stock (issuable based on an assumed share price of $30.48 per Gen share) if our average volume-weighted average share price reaches at least $37.50 per share over 30 consecutive trading days from December 10, 2024 until April 17, 2027. As of the close of the acquisition, we issued 12 million CVRs representing a fair value of approximately $73 million. Refer to Note 14 for further discussion on the CVRs.

Additionally, all outstanding and unvested RSUs and PSUs were assumed and converted into 4 million service-based RSUs of Gen's common stock. The conversion was calculated by multiplying the total number of unvested RSUs and PSUs by an equity conversion ratio of 3.48. All converted RSUs will vest in accordance with the vesting period set forth in the original award agreement assuming continued service by the recipients through such date. The total fair value of these converted restricted stock awards was approximately $92 million, which $21 million was for pre-combination services and therefore, represents purchase consideration and $71 million will be recognized as stock-compensation expense over the requisite service period.

Consideration transferred

The total consideration for the acquisition of MoneyLion was approximately $951 million, net of cash acquired, and consisted of the following:

(In millions)	April 17, 2025
Cash consideration for outstanding MoneyLion common shares	$ 935
Fair value of assumed and converted equity awards	21
Fair value of CVRs	73
Total consideration	1,029
Less cash acquired	78
Net consideration transferred	$ 951

Fair value of assets acquired and liabilities assumed

Our final allocation of the aggregate purchase price for the acquisition as of April 17, 2025 was as follows:

(In millions)	April 17, 2025
Assets:	
Accounts receivable [1]	$ 140
Other current assets	32
Assets held for sale	14
Property and equipment	2
Operating lease assets	14
Intangible assets	347
Goodwill	560
Other long-term assets	58
Total assets acquired	1,167
Liabilities:	
Accounts payable	41
Current liabilities	108
Contract liabilities	1
Operating lease liabilities	14
Other long-term obligations	52
Total liabilities assumed	216
Total purchase price	$ 951

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(1) Gross accounts receivable at acquisition date and the amount of receivables expected to be collected are materially the same.

Our estimates and assumptions were subject to refinement within the measurement period, which ended during the fourth quarter of fiscal 2026. Adjustments to the purchase price during the measurement period required adjustments to be made to goodwill. During the fourth quarter of fiscal 2026, we recorded measurement period adjustments resulting in a decrease to goodwill of $7 million, primarily related to deferred tax assets, which resulted in an increase of $7 million to other long-term assets.

The goodwill of $560 million represents the excess of the consideration transferred over the fair values of the assets acquired and liabilities assumed. It is attributable to the expected synergies of the acquisition, including future cost savings from planned integration of infrastructure, facilities, personnel and systems, and other benefits that are anticipated to be generated by combining both companies. Goodwill is allocated to our Trust-Based Solutions Segment. The goodwill recognized is not expected to be deductible for U.S. tax purposes. See Note 6 for further information on goodwill.

The identified intangible assets and their respective useful lives, as of April 17, 2025, are as follows:

(In millions, except for useful lives)	Fair Value	Weighted-Average Estimated Useful Life (Years)
Customer and partner relationships [1]	$ 102	3
Developed technology [2]	161	5
Finite-lived trade names and other [3]	84	8
Total identified intangible assets	$ 347	

(1) Customer and partner relationships include marketplace partner relationships, banking partner relationships, and customer relationships of $42 million, $4 million, and $56 million, respectively. Marketplace partner relationships were valued using the multi-period excess earnings method (MPEEM), which is a form of the income approach, which considers significant assumptions like discount rate, long-term growth rate, and attrition factor. Banking partner relationships and customer relationships were valued using the replacement cost approach. The replacement cost approach is a valuation method that relies on estimating the replacement costs of assets based on the cost that a market participant would incur to generate the acquired portfolio of relationships.

(2) Developed technology was valued using the Relief-from-Royalty method, which is a form of the income approach, which considers significant assumptions like long-term growth rates, royalty rates, discount rates, and obsolescence rates.

(3) Finite-lived trade names and other include content library and the MoneyLion trade name intangibles of $14 million and $70 million, respectively. Content library was valued using the replacement cost approach, which relies on estimating the replacement cost of the asset based on the cost of a market participant would incur to reconstruct a substitute asset of comparable utility. The MoneyLion trade name was valued using the Relief-from-Royalty method, which considers significant assumptions like long-term growth rates, royalty rates, discount rates, and probability of use.

Financing

In connection with our acquisition of MoneyLion, we entered into the Second Amendment to Amended and Restated Credit Agreement (the Second Amendment) with certain financial institutions to fund a portion of the cash consideration paid, in which they agreed to provide to us a $750 million Incremental Term B Facility, which matures on April 16, 2032. We incurred $9 million of debt issuance costs associated with the Incremental Term B Facility, which was capitalized and included in long-term debt in our Consolidated Balance Sheets. See Note 10 for further information about this debt instrument and the related debt covenants.

Impact on operating results

Our results of operations for fiscal 2026 includes $823 million of net revenues attributable to MoneyLion beginning April 17, 2025. It is impracticable to provide after-tax earnings attributable to MoneyLion subsequent to the acquisition due to the integration of our operations. We do not consider MoneyLion to be a separate operating segment or reporting unit, but rather an integrated brand, selling and marketing strategy within our Trust-Based Solutions segment.

We recognized immaterial transaction costs during fiscal 2026. These costs were primarily associated with legal and professional services, which were expensed as incurred and included in general and administrative expenses in our Consolidated Statement of Operations.

Unaudited pro forma information

The following unaudited pro forma financial information represents the combined historical results for the fiscal years 2026 and 2025, as if the acquisition had been completed on March 30, 2024, the first day of fiscal 2025. The results below include the alignment of fiscal reporting periods and the impact of nonrecurring pro forma adjustments, including amortization of acquired intangible assets, interest on debt issued to finance the acquisition, stock-based compensation related to awards issued in conjunction with the acquisition, acquisition-related transaction costs, accounting policy alignment and the income tax effect of other pro forma adjustments. The unaudited pro forma results do not include any anticipated synergies or other expected benefits of the acquisition. The following table summarizes the unaudited pro forma financial information:

(In millions)	Year Ended	
	April 3, 2026	March 28, 2025
Net revenues	$ 5,032	$ 4,469
Net income (loss)	$ 1,015	$ 555

The unaudited pro forma financial information is provided for informational purposes only and is not indicative of future operations or results that would have been achieved had the acquisition been completed as of the beginning of fiscal 2025.

Fiscal 2026 acquisition

On March 10, 2026, we acquired all of the outstanding shares of a technology-enabled company that provides a digital personal insurance marketplace platform in the United States. The platform delivers insurance comparison and advisory services using data-driven matching capabilities, real-time bidding technology, and conversational interfaces supported by licensed insurance advisors. The acquisition brings additional insurance capabilities into the Engine by Gen marketplace.

The total purchase consideration was $175 million, net of $6 million cash acquired. The acquisition was not material to our Consolidated Financial Statements for the fiscal year ended April 3, 2026. Accordingly, we have not presented certain disclosures otherwise required by ASC 805, including the impact on our operating results or pro-forma financial information.

The accounting for the acquisition is preliminary as we continue to evaluate certain assets acquired and liabilities assumed. The valuation of assets acquired and liabilities assumed remains in process. As a result, the allocation of the purchase price has not been finalized. We currently expect that the purchase consideration will be primarily allocated to goodwill in our Trust-Based Solutions Segment. Based on preliminary estimates, approximately $171 million of the purchase consideration has been allocated to goodwill. We expect to finalize the purchase price allocation during the measurement period, which will not exceed one year from the acquisition date.

Note 5. Revenues

Disaggregation of revenues

The following table summarizes the components of our net revenues:

(In millions)	Year Ended		
	April 3, 2026	March 28, 2025	March 29, 2024
Subscription and service revenue [(1)]	$ 4,982	$ 3,935	$ 3,800
Net interest income on notes receivable	18	—	—
Net revenues	$ 5,000	$ 3,935	$ 3,800

(1) Subscription and service revenue includes amounts related to our Instacash Advances of $479 million in fiscal 2026. Refer to Note 3 for additional information regarding our Instacash Advances.

Contract liabilities

During fiscal 2026 and 2025, we recognized $1,820 million and $1,777 million of revenue, respectively, from the contract liabilities balance at the beginning of the respective fiscal years.

Remaining performance obligations

Remaining performance obligations represent contracted revenue that has not been recognized, which include contract liabilities and, when applicable, amounts that will be billed and recognized as revenue in future periods. As of April 3, 2026, we had $1,320 million of remaining performance obligations, excluding customer deposit liabilities of $657 million, of which we expect to recognize approximately 94% as revenue over the next 12 months.

See Note 1 for a description of our revenue recognition policy and Note 17 for tabular disclosures of disaggregated revenue by reportable segment and geographic region.

Note 6. Goodwill and Intangible Assets

Goodwill

Subsequent to the completion of our acquisition of MoneyLion on April 17, 2025, our portfolio now spans two reportable segments, Cyber Safety Platform and Trust-Based Solutions. See Note 17 for additional information on our reportable segments and Note 4 for additional information on our acquisition of MoneyLion.

We perform an impairment assessment of goodwill at the reporting unit level at least annually in the fourth quarter of each fiscal year, or more frequently if events or changes in circumstances indicate that the asset may be impaired. As a result of the change in reportable segments, our reporting units also changed. We used the relative fair value method to allocate goodwill to the associated reporting units. In connection with the preparation of our Condensed Financial Statements for the fiscal quarter ended July 4, 2025, we tested goodwill for impairment immediately before and after the change. As a result of these analyses, we determined that goodwill was not impaired before or after the change.

To determine the fair value of a reporting unit, we utilized a combination of the income and market approaches, applying equal weighting to both. The income approach is estimated through discounted cash flow analysis, which requires us to use significant estimates and assumptions, including long-term growth rates, discount rates, and other inputs. The market approach estimates the fair value of the reporting unit by utilizing the market comparable method, which is based on various market-based valuation multiples.

The changes in the carrying amount of goodwill are as follows:

(In millions)	Cyber Safety Platform	Trust-Based Solutions	Total
Balance as of March 29, 2024	$ 7,389	$ 2,821	$ 10,210
Acquisitions	—	52	52
Translation adjustments	(18)	(7)	(25)
Balance as of March 28, 2025	7,371	2,866	10,237
Acquisition	—	731	731
Translation adjustments	20	8	28
Balance as of April 3, 2026	$ 7,391	$ 3,605	$ 10,996

Intangible assets, net

The following table summarizes the components of our intangible assets, net:

	April 3, 2026			March 28, 2025		
(In millions)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	$ 1,220	$ (620)	$ 600	$ 1,159	$ (442)	$ 717
Developed technology	1,450	(825)	625	1,332	(595)	737
Other	179	(47)	132	98	(24)	74
Total finite-lived intangible assets	2,849	(1,492)	1,357	2,589	(1,061)	1,528
Indefinite-lived trade names	739	—	739	739	—	739
Total intangible assets	$ 3,588	$ (1,492)	$ 2,096	$ 3,328	$ (1,061)	$ 2,267

Amortization expense for purchased intangible assets is summarized below:

	Year Ended			Consolidated Statements of
(In millions)	April 3, 2026	March 28, 2025	March 29, 2024	Operations Classification
Customer relationships and other	$ 218	$ 174	$ 233	Operating expenses
Developed technology and other	259	227	229	Cost of revenues
Total	$ 477	$ 401	$ 462	

As of April 3, 2026, future amortization expense related to intangible assets that have finite lives is as follows by fiscal year:

(In millions)	April 3, 2026
2027	$ 460
2028	455
2029	281
2030	110
2031	16
Thereafter	35
Total	$ 1,357

Asset purchase agreement

In October 2025, we entered into a purchase agreement to sell certain developed technology and assets for $40 million plus the assumption of liabilities related to our digital identity offering to a third-party, who previously licensed the use of the intellectual property from us. We completed the transaction in November 2025. Pursuant to the sale, we derecognized developed technology and other assets, net of associated liabilities, with an aggregate carrying value of approximately $22 million. We accounted for the transaction as a sale of nonfinancial assets under ASC Topic 610-20, *Gains and Losses from the Derecognition of Nonfinancial assets*. We recognized a gain on sale of nonfinancial assets of approximately $15 million during fiscal 2026, which is included as part of Other income (expense), net in our Consolidated Statement of Operations.

Note 7. Supplementary Information

Cash, cash equivalents and restricted cash:

(In millions)	April 3, 2026	March 28, 2025
Cash	$ 283	$ 462
Cash equivalents	119	544
Restricted cash	9	—
Total cash, cash equivalents and restricted cash	$ 411	$ 1,006

Accounts receivable, net:

(In millions)	April 3, 2026	March 28, 2025
Trade receivable	$ 225	$ 173
Notes receivable	135	—
Instacash Advances	10	—
Allowance for doubtful accounts	(9)	(2)
Total accounts receivable, net	$ 361	$ 171

Assets held for sale:

(In millions)	April 3, 2026	March 28, 2025
Properties held for sale	$ —	$ 22
Instacash Advances held for sale	14	—
Total assets held for sale	$ 14	$ 22

Properties held for sale

In April 2025, we completed the sale of certain land and buildings in Tettnang, Germany, which were previously classified to assets held for sale during the second quarter of fiscal year 2025 for cash consideration of $9 million, net of transaction costs, and recognized an immaterial loss on sale.

In October 2025, we completed the sale of certain land and buildings in Dublin, Ireland, which were previously classified to assets held for sale during the fourth quarter of fiscal year 2023 for cash consideration of $12 million, net of transaction costs, and recognized an immaterial gain on sale.

Instacash Advances held for sale

Instacash Advances held for sale as of April 3, 2026, represent Instacash Advances that we originated and are pending sale under the Purchase Agreement. Refer to Note 3 for additional information regarding the sale of our Instacash Advances.

Other current assets:

(In millions)	April 3, 2026	March 28, 2025
Prepaid expenses	$ 144	$ 136
Income tax receivable and prepaid income taxes	57	76
Other tax receivable	15	15
Other	79	18
Total other current assets	$ 295	$ 245

Property and equipment, net:

(In millions)	April 3, 2026	March 28, 2025
Land	$ 12	$ 12
Computer hardware and software	372	360
Office furniture and equipment	17	16
Buildings	15	15
Leasehold improvements	37	37
Construction in progress	11	2
Total property and equipment, gross	464	442
Accumulated depreciation and amortization	(393)	(382)
Total property and equipment, net	$ 71	$ 60

Depreciation and amortization expense of property and equipment was $16 million, $18 million and $23 million in fiscal 2026, 2025 and 2024, respectively.

Other long-term assets:

(In millions)	April 3, 2026		March 28, 2025	
Non-marketable equity investments	$	16	$	109
Long-term income tax receivable and prepaid income taxes		84		66
Operating lease assets		54		49
Other		38		45
Total other long-term assets	$	192	$	269

Short-term contract liabilities:

(In millions)	April 3, 2026		March 28, 2025	
Deferred revenue	$	1,247	$	1,189
Customer deposit liabilities		657		657
Total short-term contract liabilities	$	1,904	$	1,846

Other current liabilities:

(In millions)	April 3, 2026		March 28, 2025	
Income taxes payable	$	47	$	215
Other taxes payable		131		105
Accrued legal fees		30		12
Accrued royalties		78		41
Accrued interest		6		86
Unremitted collections from servicing of trade receivables		32		—
Current operating lease liabilities		19		14
Other accrued liabilities		71		42
Total other current liabilities	$	414	$	515

Other long-term liabilities:

(In millions)	April 3, 2026		March 28, 2025	
Long-term accrued legal fees	$	304	$	601
Long-term operating lease liabilities		45		42
Other		45		45
Total other long-term liabilities	$	394	$	688

Long-term income taxes payable:

(In millions)	April 3, 2026		March 28, 2025	
Unrecognized tax benefits (including interest and penalties)	$	1,584	$	1,419
Other long-term income taxes		4		1
Total long-term income taxes payable	$	1,588	$	1,420

Other income (expense), net:

	Year Ended					
(In millions)	April 3, 2026		March 28, 2025		March 29, 2024	
Interest income	$	25	$	28	$	25
Foreign exchange gain (loss) [1]		4		2		3
Loss on early extinguishment of debt		(9)		—		—
Change in fair value and impairment of non-marketable equity investments		(79)		(30)		(40)
Gain on sale of nonfinancial assets		15		—		—
Gain (loss) on sale of properties		(1)		—		9
Other		5		(3)		9
Total other income (expense), net	$	(40)	$	(3)	$	6

(1) We recognize foreign currency remeasurement adjustments on unrecognized tax benefits and deferred taxes as a component of Income tax expense (benefit) in our Consolidated Statements of Operations. Foreign currency remeasurement adjustments recognized in Income tax expense (benefit) were $56 million, $11 million and ($27) million for fiscal 2026, 2025 and 2024, respectively.

Supplemental cash flow information:

		Year Ended					
(In millions)		April 3, 2026		March 28, 2025		March 29, 2024	
Income taxes paid (received), net of refunds	$	445	$	425	$	(476)	
Interest expense paid	$	626	$	557	$	607	
Cash paid for amounts included in the measurement of operating lease liabilities	$	18	$	17	$	24	
Originations of certain trade receivables held for sale	$	(4,126)	$	—	$	—	
Proceeds from the sale of certain trade receivables	$	3,921	$	—	$	—	
Non-cash operating activities:							
Operating lease assets obtained in exchange for operating lease liabilities	$	18	$	6	$	—	
Reduction (increase) of operating lease assets as a result of lease terminations and modifications	$	(5)	$	(14)	$	(20)	
Non-cash investing and financing activities:							
Purchases of property and equipment in current liabilities	$	4	$	2	$	—	

Note 8. Financial Instruments and Fair Value Measurements

The following table summarizes our financial instruments measured at fair value on a recurring basis:

		April 3, 2026						March 28, 2025					
(In millions)		Fair Value		Level 1		Level 2		Fair Value		Level 1		Level 2	
Assets:													
Money market funds	$	97	$	97	$	—	$	544	$	544	$	—	
Time deposits		22		—		22		—		—		—	
Interest rate swaps [1]		—		—		—		3		—		3	
Total	$	119	$	97	$	22	$	547	$	544	$	3	

_____

(1) The interest rate swap agreements expired on March 31, 2026 upon their maturity.

Financial instruments not recorded at fair value on a recurring basis include our non-marketable equity investments and long-term debt.

Non-marketable equity investments

As of April 3, 2026 and March 28, 2025, the carrying value of our non-marketable equity investments was $16 million and $109 million, respectively, and is included in Other long-term assets in our Consolidated Balance Sheets.

During fiscal 2026, we sold an equity interest in a non-marketable equity investment. In connection with the sale, we received both cash proceeds and non-cash proceeds in the form of an equity investment. We recognized a gain of $11 million, which is included in Other income (expense), net in our Consolidated Statement of Operations. We also recognized other immaterial losses on sales of our non-marketable equity investments during fiscal 2026, in Other income (expense), net in our Consolidated Statement of Operations.

We recognized impairments of $90 million, $30 million and $40 million on our non-marketable equity investments during fiscal years 2026, 2025 and 2024, respectively, in Other income (expense), net in our Consolidated Statements of Operations.

Current and long-term debt

As of April 3, 2026 and March 28, 2025, the total fair value of our current and long-term fixed-rate debt was $2,443 million and $2,475 million, respectively. The fair value of our variable-rate debts approximated their carrying value. The fair values of all our debt obligations were based on Level 2 inputs.

Note 9. Leases

We lease certain facilities, equipment, and data center co-locations under operating leases that expire on various dates through fiscal 2033. Our leases generally have terms that range from 1 year to 9 years for our facilities, 1 year to 4 years for equipment and 1 year to 5 years for data center co-locations. Some of our leases contain renewal options, escalation clauses, rent concessions and leasehold improvement incentives.

The following summarizes our lease costs for fiscal 2026, 2025 and 2024:

(In millions)	Year Ended		
	April 3, 2026	March 28, 2025	March 29, 2024
Operating lease costs	$ 18	$ 14	$ 12
Short-term lease costs	2	3	3
Variable lease costs	4	4	6
Total lease costs	$ 24	$ 21	$ 21

Other information related to our operating leases for fiscal 2026, 2025 and 2024 was as follows:

	Year Ended		
	April 3, 2026	March 28, 2025	March 29, 2024
Weighted-average remaining lease term	4.2 years	4.7 years	4.6 years
Weighted-average discount rate	6.13 %	5.71 %	5.35 %

See Note 7 for cash flow information related to our operating leases.

As of April 3, 2026, the maturities of our lease liabilities by fiscal year are as follows:

(In millions)	
2027	$ 22
2028	16
2029	14
2030	12
2031	4
Thereafter	5
Total lease payments	73
Less: Imputed interest	(9)
Present value of lease liabilities	$ 64

Note 10. Debt

The following table summarizes components of our debt:

(In millions, except percentages)	April 3, 2026	March 28, 2025	Effective Interest Rate
Term A Facility due September 12, 2027	$ —	$ 3,519	SOFR + %[1]
6.75% Senior Notes due September 30, 2027	900	900	6.75 %
Term B Facility due September 12, 2029	2,340	2,386	SOFR + %[2]
7.125% Senior Notes due September 30, 2030	600	600	7.13 %
Extended Term A Facility due March 27, 2031	2,741	—	SOFR + %[3]
Incremental Term B Facility due April 16, 2032	744	—	SOFR + %[2]
6.25% Senior Notes due April 1, 2033	950	950	6.25 %
Total principal amount	8,275	8,355	
Less: unamortized discount and issuance costs	(79)	(96)	
Total debt	8,196	8,259	
Less: current portion	(181)	(291)	
Total long-term debt	$ 8,015	$ 7,968	

---

(1) Term A Facility due 2027 bore interest at a rate equal to Term SOFR plus a credit spread adjustment (CSA) plus a margin based either on the then-applicable debt rating of our non-credit-enhanced, senior unsecured long-term debt or consolidated adjusted leverage as defined in the underlying loan agreement.

(2) Term B Facility due 2029 and Incremental Term B Facility due 2032 bear interest at a rate equal to Term SOFR plus 1.75%.

(3) Extended Term A Facility due 2031 bears interest, at our option, at either (x) the base rate plus a margin or (y) the secured overnight financing rate (SOFR) plus a margin, in each case determined by the better of (a) our non-credit-enhanced, senior unsecured long-term debt rating and (b) our consolidated adjusted leverage ratio as defined in the underlying loan agreement.

The interest rates for the outstanding term loans are as follows:

	April 3, 2026	March 28, 2025
Term A Facility due September 12, 2027	— %	5.92 %
Term B Facility due September 12, 2029	5.42 %	6.07 %
Extended Term A Facility due March 27, 2031	5.05 %	— %
Incremental Term B Facility due April 16, 2032	5.42 %	— %

As of April 3, 2026, the future contractual maturities of debt by fiscal year, based on the currently effective stated maturity dates in force and excluding the impact of any earlier maturity that could result from a springing maturity date, are as follows:

(In millions)	
2027	$ 181
2028	1,081
2029	181
2030	2,374
2031	2,798
Thereafter	1,660
Total future maturities of debt	$ 8,275

Senior credit facilities

On September 12, 2022, we entered into the Amended and Restated Credit Agreement (Credit Agreement) with certain financial institutions, in which they agreed to provide us with (i) a $1,500 million revolving credit facility (Revolving Facility), (ii) a $3,910 million term loan A facility (Term A Facility), (iii) a $3,690 million term loan B facility (Term B Facility) and (iv) a $750 million tranche A bridge loan (Bridge Loan) (collectively, the senior credit facilities). The Bridge Loan was undrawn and immediately terminated upon the close of the acquisition of Avast. The Credit Agreement provides that we have the right at any time to request incremental revolving commitments and incremental term loans up to an unlimited amount, subject to certain customary conditions precedent and other provisions. The lenders under these facilities will not be under any obligation to provide any such incremental loans or commitments. We drew down the aggregate principal amounts of the Term A Facility and Term B Facility to finance the cash consideration payable for our acquisition of Avast and to fully repay the outstanding principal and accrued interest of the existing credit facilities at the time. The Credit Agreement replaced the existing credit facilities upon the close of the transaction.

On June 5, 2024, we entered into the First Amendment with certain financial institutions under the Credit Agreement, as amended (Amended Credit Agreement). The First Amendment repriced our Term B Facility interest rate from the applicable benchmark rate plus CSA plus 2.0% to the applicable benchmark rate plus 1.75%. Other than as described above, the Revolving Facility and the term loan facilities under the First Amendment continue to have the same terms as provided under the Credit Agreement.

On April 16, 2025, we entered into the Second Amendment with certain financial institutions under the Amended Credit Agreement to fund a portion of the cash consideration paid in connection with our acquisition of MoneyLion, in which they agreed to provide us with a $750 million Incremental Term B loan (Incremental Term B Facility or collectively with the Term B Facility, the Term Loan B Facilities), which matures on April 16, 2032. The Incremental Term B Facility bears interest at the applicable benchmark rate plus 1.75%.

On March 27, 2026, we entered into the Third Amendment with certain financial institutions under the Amended Credit Agreement. Pursuant to the Third Amendment, we (i) extended the maturity date of the $1,500 million Revolving Facility to March 27, 2031, (ii) established a new $2,741 million term A facility (Extended Term A Facility), the proceeds of which, together with cash on hand, were used to repay in full the Term A Facility and (iii) made certain other changes to the Amended Credit Agreement. The Extended Term A Facility bears interest, at our option, at either (x) the base rate plus a margin or (y) SOFR plus a margin, in each case determined by the better of (a) our non-credit-enhanced, senior unsecured long-term debt rating and (b) our consolidated adjusted leverage ratio as defined in the Third Amendment under the Amended Credit Agreement.

The Term B Facility will mature on September 12, 2029, the Extended Term A Facility and the Revolving Facility will mature on March 27, 2031, and the Incremental Term B Facility will mature on April 16, 2032; the senior credit facilities remain senior secured.

The Extended Term A Facility and the Revolving Facility (contractually maturing on March 27, 2031) are subject to a "springing maturity" provision. Under this provision, the maturity dates of these facilities will be accelerated if we do not maintain a minimum liquidity threshold ahead of our other upcoming debt maturities.

The Springing Maturity Dates are July 1, 2027, June 13, 2029 and July 1, 2030, which are 91 days before the stated maturity of the 6.75% Senior Notes (due 2027), the Term B Facility and the 7.125% Senior Notes (due 2030), respectively.

The minimum liquidity threshold requires that unrestricted cash plus unused Revolving Facility commitments, excluding commitments of any defaulting lender, minus specific debt, be at least $640.5 million.

Before the 6.75% Senior Notes (due 2027) are refinanced or repaid in full, the debt deduction includes only the aggregate principal amount of the 6.75% Senior Notes. After that, the debt deduction includes any remaining 6.75% Senior Notes, the Term B Facilities and the 7.125% Senior Notes. If we do not satisfy the minimum liquidity threshold on the springing maturity date, the Extended Term A Facility matures on that date.

In connection with the refinancing of our Term A Facility, we wrote off $9 million of unamortized debt issuance costs, which was recognized as a loss on extinguishment of debt during the fourth quarter of fiscal 2026. We capitalized approximately $7 million of new debt issuance costs in connection with the Extended Term A Facility and approximately $4 million in connection with the extension of the Revolving Facility, which will be amortized over the respective terms of the new facilities. Additionally, we recognized an immaterial loss on extinguishment of debt related to the Revolving Facility for unamortized issuance costs associated with lenders who exited the facility during the fourth quarter of fiscal 2026.

The principal amounts of the Extended Term Loan A Facility must be repaid in quarterly installments on the last business day of each calendar quarter equal to 1.25% of the aggregate principal amount as of the date of the Amended Credit Agreement. The principal amounts of Term Loan B Facilities must be repaid in quarterly installments on the last business day of each calendar quarter equal to 0.25% of the aggregate principal amount as of the date of the Amended Credit Agreement. Quarterly installment payments commenced on March 31, 2023 for the Term B Facility, on September 30, 2025 for the Incremental Term B Facility and will commence on June 30, 2026 for the Extended Term A Facility. We may voluntarily repay outstanding principal balances under the Revolving Facility and term loan facilities without penalty or premium. As of April 3, 2026, there were no borrowings outstanding under our Revolving Facility; however, from time to time we utilize letters of credit as part of our ordinary course of business. Letters of credit reduce our Revolving Facility commitment amounts. As of April 3, 2026, we had outstanding letters of credit of $5 million.

Debt covenant compliance

The Amended Credit Agreement, which includes our Term Loans and Revolving Facility, contains customary representations and warranties, affirmative and negative covenants. The Revolving Facility and Extended Term A Facility are subject to a covenant that we maintain a consolidated leverage ratio less than or equal to 5.25 to 1.0; provided that such maximum consolidated leverage ratio will increase to 5.75 to 1.0 for the four fiscal quarters ending immediately after we acquire property, business or assets in an aggregate amount greater than $250 million.

In addition, the Amended Credit Agreement contains customary events of default under which our payment obligations may be accelerated, including, among others, non-payment of principal, interest or other amounts when due, inaccuracy of representations and warranties, violation of certain covenants, payment and acceleration cross defaults with certain other indebtedness, certain undischarged judgments, bankruptcy, insolvency or inability to pay debts, change of control, the occurrence of certain events related to the Employee Retirement Income Security Act of 1974 (ERISA), and a change of control event. As of April 3, 2026, we were in compliance with all financial debt covenants.

Senior notes

On September 19, 2022, we issued two series of senior notes, consisting of 6.75% Senior Notes due 2027 and 7.125% Senior Notes due 2030, for an aggregate principal of $1,500 million. These notes are senior unsecured obligations that rank equally in right of payment with all of our existing and future senior, unsecured, unsubordinated obligations and may be redeemed at any time, subject to the make-whole provisions contained in the applicable indenture relating to such series of notes. Interest on these series of notes is payable semiannually in arrears on March 31 and September 30 for both the 6.75% Senior Notes and 7.125% Senior Notes, commencing on March 31, 2023. The First Call Dates of the 6.75% Senior Notes due 2027 and 7.125% Senior Notes due 2030 were September 30, 2024 and September 30, 2025, respectively. On and after the applicable First Call Dates, we may redeem the notes of a series at our option, in whole or in part, at any time and from time to time, at a set redemption price.

On February 28, 2025, we issued $950 million aggregate principal amount of our 6.25% Senior Notes due April 1, 2033 (the 6.25% Senior Notes). The 6.25% Senior Notes bear interest at a rate of 6.25% per year, payable semiannually in arrears on April 1 and October 1 of each year, beginning on October 1, 2025. On or after April 1, 2028, we may redeem some or all of the 6.25% Senior Notes at the applicable redemption prices set forth in the supplemental indenture, plus accrued and unpaid interest.

Note 11. Derivatives

Our primary objective in holding derivatives is to reduce the volatility of earnings and cash flow associated with changes in foreign currency exchange rates and interest rates. These hedging contracts reduce, but do not entirely eliminate, the impact of adverse foreign exchange rate and interest rate movements. We do not use our derivative instruments for speculative trading purposes. By using derivative financial instruments to hedge exposures to changes in foreign exchange and interest rates, we are exposed to credit risk; however, we mitigate this risk by entering into hedging instruments with highly rated institutions that can be expected to fully perform under the terms of the applicable contracts.

Foreign currency exchange forward contracts

We conduct business in numerous currencies throughout our worldwide operations, and our entities hold monetary assets or liabilities, earn revenues, or incur costs in currencies other than each entity's functional currency. As a result, we are exposed to foreign exchange gains or losses, which impact our operating results. As part of our foreign currency risk mitigation strategy, we have entered into monthly foreign exchange forward contracts to hedge foreign currency balance sheet exposure. These forward contracts are not designated as hedging instruments. We do not hedge our foreign currency exposure in a manner that entirely offsets the effects of changes in foreign exchange rates.

As of April 3, 2026 and March 28, 2025, the notional amounts of foreign exchange contracts not designated as hedging instruments was $337 million and $230 million, respectively.

Interest rate swap

In March 2023, we entered into interest rate swap agreements to mitigate risks associated with the variable interest rate of our Term A Facility. These pay-fixed, receive-floating rate interest rate swaps have the economic effect of hedging the variability of forecasted interest payments until their maturity. Pursuant to the agreements, we have effectively converted $1 billion of our variable rate borrowings under our Term A Facility to fixed rates, with $500 million at a fixed rate of 3.762% and $500 million at a fixed rate of 3.55%. The interest rate swap agreements matured on March 31, 2026.

These arrangements were designated as cash flow hedges for accounting purposes and as such, we recognized the changes in the fair value of these interest rate swaps in Accumulated other comprehensive income (loss) (AOCI), and the periodic settlements or accrued settlements of the swap were recognized within or against interest expense in our Consolidated Statements of Operations. Cash flows related to these hedges were classified under operating activities in our Consolidated Statements of Cash Flows.

As of March 28, 2025, the notional amount of interest rate swaps designated as cash flow hedges was $1,000 million. Due to the maturity of the interest rate swap agreements on March 31, 2026, there was no outstanding notional amount as of April 3, 2026.

Summary

The activity related to our foreign currency exchange forward contracts and interest rate swaps was immaterial as of April 3, 2026 and March 28, 2025, and for fiscal 2026, 2025 and 2024.

Note 12. Restructuring and Other Costs

Our restructuring and other costs consist primarily of severance and termination benefits, contract cancellation charges, asset write-offs and impairments and other exit and disposal costs. Severance costs generally include severance payments, outplacement services, health insurance coverage and legal costs. Contract cancellation charges primarily include penalties for early termination of contracts and write-offs of related prepaid assets. Other exit and disposal costs include costs to exit and consolidate facilities in connection with restructuring events.

September 2022 Plan

In connection with our acquisition of Avast, our Board of Directors approved a restructuring plan (the September 2022 Plan) to realize cost savings and operational synergies, which became effective upon the close of acquisition on September 12, 2022. Actions under this plan include the reduction of our workforce, contract terminations, facilities closures, the sale of underutilized facilities and stock-based compensation charges for accelerated equity awards to certain terminated employees. As of April 3, 2026, we have incurred cumulative costs of $138 million related to the September 2022 Plan. The majority of actions under the plan were completed by March 28, 2025. Accordingly, the remaining activity and related accrual balance are not material, and only immaterial additional expenses were incurred during fiscal 2026.

April 2025 Plan

In connection with our acquisition of MoneyLion, our Board of Directors approved a restructuring plan (the April 2025 Plan). Actions under this plan include the reduction of our workforce, contract terminations, facilities consolidation, asset write-offs and other restructuring costs. The total estimated cost of the plan is approximately $30 million, of which $29 million has been incurred to date under the April 2025 Plan. As of April 3, 2026, we had a restructuring liability of $10 million related to the April 2025 Plan.

Restructuring summary

Rollforwards of our activities and liability balances related to our April 2025 Plan are presented in the tables below:

(In millions)	Liability Balance as of March 28, 2025	Net Charges	Cash Payments	Non-Cash Items	Liability Balance as of April 3, 2026
Severance and termination benefit costs	$ —	$ 25	$ (15)	$ —	$ 10
Contract cancellation charges	—	1	(1)	—	—
Stock-based compensation charges	—	2	—	(2)	—
Other exit and disposal costs	—	1	(1)	—	—
Total	$ —	$ 29	$ (17)	$ (2)	$ 10

The restructuring liabilities are included in Other current liabilities in our Consolidated Balance Sheets.

Restructuring and other costs summary

Our restructuring and other costs are presented in the table below:

	Year Ended		
(In millions)	April 3, 2026	March 28, 2025	March 29, 2024
Severance and termination benefit costs	$ 29	$ 2	$ 42
Contract cancellation charges	1	—	5
Stock-based compensation charges	2	—	1
Asset write-offs and impairments	—	—	1
Other exit and disposal costs	3	5	8
Total restructuring and other	$ 35	$ 7	$ 57

Our restructuring and other costs related to the September 2022 Plan are presented in the table below:

	Year Ended		
(In millions)	April 3, 2026	March 28, 2025	March 29, 2024
Severance and termination benefit costs	$ 4	$ 2	$ 42
Contract cancellation charges	—	—	5
Stock-based compensation charges	—	—	1
Asset write-offs	—	—	1
Other exit and disposal costs	2	5	8
Total restructuring and other	$ 6	$ 7	$ 57

Our restructuring and other costs related to the April 2025 Plan are presented in the table below:

	Year Ended
(In millions)	April 3, 2026
Severance and termination benefit costs	$ 25
Contract cancellation charges	1
Stock-based compensation charges	2
Other exit and disposal costs	1
Total restructuring and other costs	$ 29

Occasionally, we incur costs related to past restructuring plans. These charges were immaterial during fiscal 2026.

Note 13. Income Taxes

The components of our income (loss) before income taxes are as follows:

(In millions)	Year Ended		
	April 3, 2026	March 28, 2025	March 29, 2024
Domestic	$ 941	$ 514	$ 70
International	570	515	377
Total income (loss) before income taxes	$ 1,511	$ 1,029	$ 447

The components of income tax expense (benefit) are as follows:

(In millions)	Year Ended		
	April 3, 2026	March 28, 2025	March 29, 2024
Current:			
Federal	$ 155	$ 246	$ 201
State	35	21	43
International	248	149	579
Total current income tax expense (benefit)	438	416	823
Deferred:			
Federal	92	(33)	(729)
State	22	13	(134)
International	(14)	(10)	(120)
Total deferred income tax expense (benefit)	100	(30)	(983)
Total income tax expense (benefit)	$ 538	$ 386	$ (160)

The difference between our effective income tax rate and the federal statutory income tax rate, following the adoption of ASU 2023-09, is as follows:

(In millions, except for percentages)	Year Ended April 3, 2026	
	$	%
Federal statutory tax rate	$ 317	21 %
State and local income taxes, net of federal income tax effect [1]	49	3 %
Foreign tax effects:		
Ireland		
Statutory rate difference between Ireland and United States	(35)	(2)%
Nondeductible interest	13	1 %
Other	11	1 %
Czech Republic	19	1 %
Other foreign jurisdictions	1	0 %
Effect of changes in tax laws or rates enacted in the current period	—	— %
Effect of cross-border tax laws:		
Global intangible low-taxed income	35	2 %
Subpart F income	(21)	(1)%
Other	8	1 %
Tax credits		
Foreign Tax Credits	(20)	(1)%
Other Tax Credits	(4)	0 %
Changes in valuation allowances	17	1 %
Nontaxable or nondeductible items:		
Stock-based compensation expense	18	1 %
Other	2	0 %
Changes in unrecognized tax benefits	139	9 %
Other adjustments	(11)	(1)%
Income tax expense (benefit)	$ 538	36 %

(1) The states and local jurisdictions that contribute to the majority (greater than 50%) of the tax effect in this category include California, Virginia, Illinois, New Jersey, New York, Pennsylvania, and Georgia.

As previously disclosed for fiscal 2025 and 2024, prior to the adoption of ASU 2023-09, the difference between our effective income tax and the U.S. federal statutory income tax based on the 21% rate is as follows:

	Year Ended	
(In millions)	March 28, 2025	March 29, 2024
Federal statutory tax expense (benefit)	$ 216	$ 93
State taxes, net of federal benefit	41	—
Foreign earnings taxed at other than the federal rate	(30)	(22)
Nondeductible expenses	31	48
Federal research and development credit	(4)	(6)
Valuation allowance increase (decrease)	10	(4)
Change in unrecognized tax benefits	(37)	338
Tax interest and penalties	84	129
Stock-based compensation	12	17
US tax on foreign earnings	55	20
Return to provision adjustment	4	—
Foreign exchange loss (gain)	10	(28)
Capital loss	—	(44)
Legal entity restructuring	—	(719)
Other, net	(6)	18
Income tax expense (benefit)	$ 386	$ (160)

The principal components of deferred tax assets and liabilities are as follows:

(In millions)	April 3, 2026	March 28, 2025
Deferred tax assets:		
Tax credit carryforwards	$ 61	$ 17
Net operating loss carryforwards of acquired companies	133	51
Interest	88	71
Other accruals and reserves not currently tax deductible	325	358
Goodwill	404	463
Capitalized research and experimental expenditures	48	112
Loss on investments not currently tax deductible	123	74
Other	77	61
Gross deferred tax assets	1,259	1,207
Valuation allowance	(184)	(107)
Deferred tax assets, net of valuation allowance	1,075	1,100
Deferred tax liabilities:		
Intangible assets	(104)	(91)
Unremitted earnings of foreign subsidiaries	(4)	(4)
Other	(12)	(9)
Deferred tax liabilities	(120)	(104)
Net deferred tax assets (liabilities)	$ 955	$ 996

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their basis for income tax purposes and the tax effects of net operating losses and tax credit carryforwards.

The valuation allowance provided against our deferred tax assets as of April 3, 2026 of $184 million is provided primarily against state and foreign capital loss carryforwards and certain tax credits.

As of April 3, 2026, we have U.S. federal net operating losses attributable to various acquired companies of approximately $535 million, of which $23 million begins to expire in fiscal 2027 and $512 million has an indefinite life. The net operating loss carryforwards are subject to an annual limitation under U.S. federal tax regulations but are expected to be fully realized. Furthermore, we have U.S. state net operating loss carryforwards attributable to various acquired companies of approximately $76 million. If not used, our U.S. state net operating losses will expire between fiscal 2028 and 2033. In addition, we have foreign net operating loss carryforwards of approximately $8 million.

In assessing the realizability of our gross deferred tax assets, we consider both the positive and negative evidence of future taxable income to support utilization. We considered the following: historical cumulative book income, as measured by the current and prior two years; historical taxable income; and future reversals of taxable temporary differences. The valuation allowance for deferred tax assets as of April 3, 2026 was $184 million. The valuation allowance was primarily related to tax attribute carryforwards that, in the judgment of management, are not more likely than not to be realized.

In the second quarter of fiscal 2024, as part of the Avast integration plan, which geographically realigned and simplified our business, we undertook a legal entity and operational restructuring. As part of that process, we distributed certain assets within the legal entity operating structure and as a result, we recorded a net tax benefit of $285 million in fiscal 2024. Differences between the final outcome and recorded amounts will impact the provision for income taxes in the period in which such a determination is made and could have a material impact on our Consolidated Balance Sheets and Statements of Operations in future years.

The aggregate changes in the balance of gross unrecognized tax benefits were as follows:

(In millions)	Year Ended		
	April 3, 2026	March 28, 2025	March 29, 2024
Balance at beginning of year	$ 1,153	$ 1,163	$ 710
Settlements with tax authorities	(2)	—	(8)
Lapse of statute of limitations	(3)	(27)	(14)
Increase related to prior period tax positions	8	14	47
Decrease related to prior period tax positions	(3)	(13)	(9)
Increase related to current year tax positions	5	9	467
Increase (decrease) related to foreign currency exchange rates	41	7	(30)
Balance at end of year	$ 1,199	$ 1,153	$ 1,163

There was a change of $46 million in gross unrecognized tax benefits during the year ended April 3, 2026, as disclosed above. This gross liability does not include offsetting tax benefits associated with the correlative effects of potential transfer pricing adjustments, interest deductions and state income taxes.

Of the total unrecognized tax benefits at April 3, 2026, $994 million, if recognized, would affect our effective tax rate.

We recognize interest and/or penalties related to unrecognized tax benefits in income tax expense. At April 3, 2026, before any tax benefits, we had $433 million of accrued interest and penalties on unrecognized tax benefits. Interest included in our provision for income taxes was an expense of approximately $115 million for fiscal 2026. If the accrued interest and penalties do not ultimately become payable, amounts accrued will be reduced in the period that such determination is made and reflected as a reduction of the overall income tax provision.

We file income tax returns in the U.S. and in many U.S. state and foreign jurisdictions. Our most significant tax jurisdictions are U.S. federal, Ireland, and the Czech Republic. Our tax filings remain subject to examination by applicable tax authorities for a certain length of time following the tax year to which those filings relate. Our fiscal years 2018 through 2025 remain subject to examination by the IRS for U.S. federal tax purposes. Our 2022 through 2025 fiscal years remain subject to examination by the appropriate governmental agencies for Irish tax purposes. Our 2017 through 2025 fiscal years remain subject to examination by the Czech tax authorities.

We continue to monitor the progress of ongoing income tax controversies and the impact, if any, of the anticipated tolling of applicable statutes of limitations across various taxing jurisdictions.

We provide U.S. income taxes on the earnings of foreign subsidiaries unless the subsidiaries' earnings are considered permanently reinvested outside the U.S. or are exempted from further taxation. As of April 3, 2026, the tax liability recorded on the undistributed earnings is approximately $4 million.

The components of income taxes paid (received), net, is as follows:

(In millions)	Year Ended April 3, 2026
U.S. federal	$ 323
U.S. state and local	34
Foreign	
Ireland	31
Czech Republic	45
Other	12
Total income taxes paid (received), net	$ 445

Note 14. Stockholders' Equity

Dividends

On May 7, 2026, we announced that our Board of Directors declared a cash dividend of $0.125 per share of common stock to be paid in June 2026. All shares of common stock issued and outstanding and all RSUs and PRUs as of the record date will be entitled to the dividend and dividend equivalent rights (DERs), respectively, which will be paid out if and when the underlying shares are released. However, the 4 million unvested RSUs assumed under the MoneyLion Inc. Amended and Restated Omnibus Incentive Plan (the MoneyLion Plan) will not be entitled to DERs. See Note 15 for further information about these equity awards. Any future dividends and DERs will be subject to the approval of our Board of Directors.

CVRs

In connection with the acquisition of MoneyLion, we issued 12 million equity-classified CVRs to MoneyLion shareholders and optionholders. The CVRs entitle holders to receive a contingent payment of $23.00 per CVR, payable in shares of Gen's common stock, if our average volume-weighted average share price equals or exceeds $37.50 over any 30 consecutive trading days from December 10, 2024 until April 17, 2027. The CVRs were recorded as a component of additional paid-in capital at a fair value of approximately $73 million as of the acquisition date, based on a Monte-Carlo simulation valuation model. As of April 3,

2026, there were 12 million CVRs outstanding. Refer to Note 4 for additional information regarding the CVRs and our acquisition of MoneyLion.

Stock repurchase program

Under our stock repurchase program, we may purchase shares of our outstanding common stock on the open market and through accelerated stock repurchase transactions. As of April 3, 2026, we had $2,094 million remaining under the authorization to be completed in future periods.

The following table summarizes activity related to our stock repurchase program during the fiscal years ended April 3, 2026 and March 28, 2025:

	Year Ended	
(In millions, except per share amounts)	April 3, 2026	March 28, 2025
Number of shares repurchased	25	11
Average price per share	$ 25.65	$ 24.65
Aggregate purchase price	$ 634	$ 272

Accumulated other comprehensive income (loss)

Accumulated other comprehensive income (loss), net of taxes, consisted of foreign currency translation adjustments and net unrealized gain (loss) on derivative instruments:

(In millions)	Foreign Currency Translation Adjustments	Net Unrealized Gain (Loss) On Interest Rate Derivative	Total
Balance as of March 29, 2024	$ (5)	$ 16	$ 11
Other comprehensive income (loss), net of taxes	(31)	(13)	(44)
Balance as of March 28, 2025	(36)	3	(33)
Other comprehensive income (loss), net of taxes	37	(3)	34
Balance as of April 3, 2026	$ 1	$ —	$ 1

Note 15. Stock-Based Compensation and Other Benefit Plans

Stock incentive plans

The purpose of our stock incentive plans is to attract, retain and motivate eligible persons whose present and potential contributions are important to our success by offering them an opportunity to participate in our future performance through equity awards. We maintain the 2013 Equity Incentive Plan (the 2013 Plan), under which awards may be granted to employees, officers, directors, consultants, independent contractors, and advisors. As amended, our stockholders have approved and reserved 112 million shares of common stock for issuance under the 2013 Plan. Stock options granted under the 2013 Plan expire no more than 10 years from the date of grant.

In connection with our acquisition of MoneyLion, all the outstanding RSUs and certain PSUs of the MoneyLion Plan were assumed and converted into 4 million unvested RSUs. The assumed and converted awards generally retain the terms and conditions under which they were originally granted. Upon vesting, the assumed and converted RSUs and any additional shares granted will settle into shares of our common stock. See Note 4 for further information about this business combination.

As of April 3, 2026, 26 million shares remained available for future grant, calculated using the maximum potential shares that could be earned and issued at vesting.

RSUs

(In millions, except per share and year data)	Number of Shares	Weighted-Average Grant Date Fair Value
Outstanding as of March 28, 2025	9	$ 21.80
Granted	9	$ 26.88
Vested	(6)	$ 22.59
Forfeited	(2)	$ 24.68
Outstanding as of April 3, 2026	10	$ 25.33

RSUs generally vest over a three-year period. The weighted-average grant date fair value per share of RSUs granted during fiscal 2026, 2025 and 2024 was $26.88, $24.06 and $17.42, respectively. The total fair value of RSUs released in fiscal 2026, 2025 and 2024 was $159 million, $79 million and $85 million, respectively, which represents the market value of our common stock on the date the RSUs were released.

PRUs

(In millions, except per share and year data)	Number of Shares	Weighted-Average Grant Date Fair Value
Outstanding and unvested as of March 28, 2025	5	$ 28.42
Granted [1]	6	$ 40.42
Vested	(3)	$ 25.83
Forfeited [2]	(2)	$ 27.92
Outstanding and unvested as of April 3, 2026	6	$ 42.99

(1) Includes approximately 1.5 million additional performance shares issued based on above-target payouts.

(2) Includes approximately 2 million additional performance shares forfeited based on below-target payouts.

The total fair value of PRUs released in fiscal 2026, 2025 and 2024 was $34 million, $24 million and $20 million, respectively, which represents the market value of our common stock on the date the PRUs were released.

We grant PRUs to certain executives. These awards generally have a three-year vesting period. PRUs granted in fiscal 2026, 2025 and 2024 include a combination of our company's performance and market conditions. Performance conditions are based on the achievement of specified non-GAAP financial or non-financial metrics over one- to four-year periods, depending on the nature of the award. Market conditions are based on the Company's relative total shareholder return over three- or five-year periods. Depending on the level of achievement of the applicable performance and market conditions, between 0% and 200% (or higher for certain awards) of target shares may be earned.

Valuation of PRUs

The fair value of each PRU that does not contain a market condition is equal to the market value of our common stock on the date of grant. The fair value of each PRU that contains a market condition is estimated using the Monte Carlo simulation model. The valuation and the underlying weighted-average assumptions for PRUs are summarized below:

	Year Ended		
	April 3, 2026	March 28, 2025	March 29, 2024
Expected term	4.2 years	2.9 years	2.9 years
Expected volatility	30.6 %	32.2 %	31.5 %
Risk-free interest rate	3.9 %	4.5 %	3.5 %
Weighted-average grant date fair value of PRUs	$ 40.42	$ 31.59	$ 22.83

ESPP

Under our 2008 Employee Stock Purchase Plan, employees may annually contribute up to 10% of their gross compensation, subject to certain limitations, to purchase shares of our common stock at a discounted price. Eligible employees are offered shares through a 12-month offering period, which consists of two consecutive 6-month purchase periods, at 85% of the lower of either the fair market value on the purchase date or the fair market value at the beginning of the offering period.

As of April 3, 2026, 41 million shares have been issued under this plan and 29 million shares remained available for future issuance.

The following table summarizes activity related to the purchase rights issued under the ESPP:

	Year Ended		
(In millions)	April 3, 2026	March 28, 2025	March 29, 2024
Shares issued under the ESPP	1	1	1
Proceeds from issuance of shares	$ 13	$ 11	$ 12

The fair value of each stock purchase right under our ESPP is estimated using the Black-Scholes option pricing model. The weighted-average grant date fair value related to rights to acquire shares of common stock under our ESPP in fiscal 2026, 2025 and 2024 was $6.62 per share, $6.77 per share and $5.45 per share, respectively.

Dividend equivalent rights (DERs)

Our RSUs and PRUs, except for the 4 million unvested RSUs assumed under the MoneyLion Plan, contain DERs that entitles the recipient of an award to receive cash dividend payments when the associated award is released. The amount of DER equals to the cumulated dividends on the issued number of common stock that would have been payable since the date the associated award was granted. As of April 3, 2026 and March 28, 2025, current dividends payable related to DER was $9 million and $5 million, respectively, recorded as part of Other current liabilities in the Consolidated Balance Sheets, and long-term dividends payable related to DER was $4 million and $5 million, respectively, recorded as part of Other long-term liabilities.

Stock-based award modifications

There were no stock-based award modifications in fiscal 2026 and 2024. There were no material stock-based award modifications in fiscal 2025.

Stock-based compensation expense

Total stock-based compensation expense and the related income tax benefit recognized for all of our equity incentive plans in our Consolidated Statements of Operations were as follows:

		Year Ended	
(In millions)	April 3, 2026	March 28, 2025	March 29, 2024
Cost of revenues	$ (1)	$ 4	$ 4
Sales and marketing	85	39	36
Research and development	54	37	39
General and administrative	97	54	58
Restructuring and other costs	2	—	1
Total stock-based compensation expense	$ 237	$ 134	$ 138
Income tax benefit for stock-based compensation expense	$ (33)	$ (17)	$ (16)

As of April 3, 2026, the total unrecognized stock-based compensation expense related to our unvested stock-based awards was $361 million, which will be recognized over an estimated weighted-average amortization period of 2.5 years.

Other employee benefit plans

401(k) plan

We maintain a salary deferral 401(k) plan for all of our U.S. employees. This plan allows employees to contribute their pretax salary up to the maximum dollar limitation prescribed by the Internal Revenue Code. We match the first 3.5% of a participant's eligible compensation up to $6,000 in a calendar year. Our employer matching contributions to the 401(k) plan were as follows:

		Year Ended	
(In millions)	April 3, 2026	March 28, 2025	March 29, 2024
401(k) matching contributions	$ 6	$ 4	$ 4

Note 16. Net Income (Loss) Per Share

Basic income per share is computed by dividing net income by the weighted-average number of common shares outstanding during the period. Diluted net income per share also includes the incremental effect of dilutive potentially issuable common shares outstanding. Dilutive potentially issuable common shares include the dilutive effect of employee equity awards. The 12 million CVRs are excluded from the diluted net income per share calculation as the contingent conditions for issuance of common shares have not yet been met within the period.

The components of basic and diluted net income (loss) per share are as follows:

		Year Ended	
(In millions, except per share amounts)	April 3, 2026	March 28, 2025	March 29, 2024
Net income (loss)	$ 973	$ 643	$ 607
Net income per share - basic	$ 1.59	$ 1.04	$ 0.95
Net income per share - diluted	$ 1.57	$ 1.03	$ 0.95
Weighted-average shares outstanding - basic	612	617	637
Dilutive potentially issuable shares:			
Employee equity awards	7	7	5
Weighted-average shares outstanding - diluted	619	624	642
Anti-dilutive shares excluded from diluted net income (loss) per share calculation:			
Employee equity awards	6	—	1

Note 17. Segment and Geographic Information

Our Chief Operating Decision Maker (CODM) is our Chief Executive Officer, who manages and reviews financial information presented on an operating segment basis for the purpose of making decisions and assessing financial performance. The CODM assesses operating performance of each segment based on regularly provided segment revenue, segment operating income (loss) and margin, by comparing actual margin results to historical results and previously forecasted financial information. Operating results by segment include costs or expenses directly attributable to each segment, and costs or expenses that are leveraged across our portfolio and therefore allocated between our two segments. Our CODM reviews expenses on a consolidated basis and the expenses associated with our corporate investments.

Prior to fiscal 2026, we operated as one reportable segment, with consolidated net income (loss) serving as the primary measure of segment profit or loss. Subsequent to the completion of our acquisition of MoneyLion on April 17, 2025, our portfolio now spans two reportable segments, Cyber Safety Platform and Trust-Based Solutions, with the primary measure of segment profit or loss being updated to segment operating income (loss).

Cyber Safety Platform includes our security, comprehensive suites, and privacy products, which deliver technology solutions and superior threat protection to help people navigate the digital world, securely, privately and with confidence. Trust-Based Solutions includes our identity, reputation, and financial wellness products, which provide innovative solutions and insights that empower consumers to manage their identity, reputation and finances confidently.

The "Corporate" category includes expenses that are not allocated to either Cyber Safety Platform or Trust-Based Solutions for purposes of making operating decisions or assessing segment-level financial performance. The expenses include restructuring and other costs, acquisition and integration costs, litigation settlement charges, and amortization of intangible assets. Our operating segments are not evaluated using asset information. Our CODM delegates the review of the segment performance to the general manager of each respective segment. There are no intersegment transactions. The accounting policies for segment reporting are the same as for our consolidated financial statements.

The following table presents details of our reportable segments and the "Corporate" category:

	Cyber Safety Platform		Trust-Based Solutions		Corporate		Consolidated	
	(In millions)							
Year Ended April 03, 2026								
Net Revenues	$	3,339	$	1,661	$	—	$	5,000
Other segment items [1]		1,298		1,159		—		2,457
Operating income (loss)	$	2,041	$	502	$	(423)	$	2,120
Year Ended March 28, 2025								
Net Revenues	$	3,176	$	759	$	—	$	3,935
Other segment items [1]		1,265		372		—		1,637
Operating income (loss)	$	1,911	$	387	$	(688)	$	1,610
Year Ended March 29, 2024								
Net Revenues	$	3,057	$	743	$	—	$	3,800
Other segment items [1]		1,225		366		—		1,591
Operating income (loss)	$	1,832	$	377	$	(1,099)	$	1,110

(1) Other segment items for our Cyber Safety Platform and Trust-Based Solutions include product costs, infrastructure and facilities expense, and compensation and benefits excluding stock-based compensation and expenses identified in "Corporate".

The table below are the reconciling items included in "Corporate" category:

(In millions)	Year Ended		
	April 3, 2026	March 28, 2025	March 29, 2024
Amortization of intangible assets	$ 477	$ 401	$ 462
Stock-based compensation	237	134	138
Unallocated cost of revenue and operating expenses	(291)	153	499
Total	$ 423	$ 688	$ 1,099

Geographic information

Net revenues by geography are based on the billing addresses of our customers. The following table represents net revenues by geographic area for the periods presented:

(In millions)	Year Ended		
	April 3, 2026	March 28, 2025	March 29, 2024
Americas	$ 3,533	$ 2,587	$ 2,484
EMEA	1,061	953	917
APJ	406	395	399
Total net revenues	$ 5,000	$ 3,935	$ 3,800

Note: The Americas include U.S., Canada, and Latin America; EMEA includes Europe, Middle East, and Africa; APJ includes Asia Pacific and Japan.

Revenues from customers inside the U.S. were $3,309 million, $2,358 million and $2,265 million during fiscal 2026, 2025 and 2024, respectively. No other individual country accounted for more than 10% of revenues.

The table below represents cash, cash equivalents and restricted cash held in the U.S. and internationally in various foreign subsidiaries:

(In millions)	April 3, 2026	March 28, 2025
U.S.	$ 122	$ 647
International	289	359
Total cash, cash equivalents and restricted cash	$ 411	$ 1,006

The table below represents our property and equipment, net of accumulated depreciation and amortization, by geographic area, based on the physical location of the asset, at the end of each period presented:

(In millions)	April 3, 2026	March 28, 2025
U.S.	$ 59	$ 50
Other countries [1]	12	10
Total property and equipment, net	$ 71	$ 60

(1)   No individual country represented more than 10% of the respective totals.

Significant customers and e-commerce partners

In fiscal 2026, 2025 and 2024, no individual end-user customer accounted for 10% or more of our net revenues. See Note 1 for e-commerce partners that accounted for over 10% of our total accounts receivable.

Note 18. Commitments and Contingencies

Purchase obligations

We have purchase obligations that are associated with agreements for purchases of goods or services. Management believes that cancellation of these contracts is unlikely, and we expect to make future cash payments according to the contract terms.

The following reflects estimated future payments for purchase obligations by fiscal year. The amount of purchase obligations reflects estimated future payments as of April 3, 2026.

(In millions)	April 3, 2026
2027	$ 532
2028	64
2029	36
2030	6
Total purchase obligations	$ 638

Indemnifications

In the ordinary course of business, we may provide indemnifications of varying scope and terms to customers, vendors, lessors, business partners, subsidiaries and other parties with respect to certain matters, including, but not limited to, product warranties and losses arising out of our breach of agreements or representations and warranties made by us, including claims alleging that our software infringes on the intellectual property rights of a third party. In addition, our bylaws contain indemnification obligations to our directors, officers, employees, and agents, and we have entered into indemnification agreements with our directors and certain of our officers to give such directors and officers additional contractual assurances regarding the scope of the indemnification set forth in our bylaws and to provide additional procedural protections. We maintain director and officer insurance, which may cover certain liabilities arising from our obligation to indemnify our directors and officers. It is not possible to determine the aggregate maximum potential loss under these indemnification agreements due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. Such indemnification agreements might not be subject to maximum loss clauses. We monitor the conditions that are subject to indemnification to identify if a loss has occurred. Historically, we have not incurred material costs as a result of obligations under these agreements, and we have not accrued any material liabilities related to such indemnification obligations in our Consolidated Financial Statements.

Litigation contingencies

From time to time, we are involved in legal proceedings, including, but not limited to, regulatory proceedings, claims, mediations, arbitrations and litigation, incidental to our business. We evaluate contingent liabilities including threatened or pending litigation in accordance with the authoritative guidance on contingencies. We assess the likelihood of any adverse judgments or outcomes from potential claims or proceedings for accrual or disclosure in our Consolidated Financial Statements. A determination of the amount of an accrual required, if any, for these contingencies is made after the analysis of each separate matter. Because of uncertainties related to these matters, we base our estimates on the information available at the time of our assessment. As additional information becomes available, we reassess the potential liability related to our pending claims and litigation and may revise our estimates and disclosures. We classify our accruals for litigation contingencies in our Consolidated Balance Sheets as part of Other current liabilities or Other long-term liabilities based on when we expect to pay the claim, if at all. If the period of expected payment is within one year, we classify the amount as short-term; otherwise, it is classified as long-term. The exact timing of payment is subject to uncertainty and could change significantly from our estimated payment period.

Trustees of the University of Columbia in the City of New York v. NortonLifeLock

As previously disclosed, on May 2, 2022, a jury returned its verdict in a patent infringement case filed in 2013 by the Trustees of Columbia University in the City of New York (Columbia) in the U.S. District Court for the Eastern District of Virginia.

The jury found that our Norton Security products and Symantec Endpoint Protection products (the latter of which were sold by us to Broadcom as part of an Asset Purchase Agreement dated November 4, 2019) willfully infringed two patents through the use of SONAR/BASH behavioral protection technology. The jury awarded damages in the amount of $185 million. Columbia did not seek injunctive relief against us. We believe that we have ceased the use of the technology found by the jury to infringe. The jury also found that we did not fraudulently conceal its prosecution of a third patent but did find that two Columbia professors were coinventors of this patent. No damages were awarded related to this patent.

On September 30, 2023, the court entered its judgment, which awarded Columbia (i) enhanced damages of 2.6 times the jury award; (ii) prejudgment interest, post-judgment interest, and supplemental damages to be calculated in accordance with the parties' previous agreement; and (iii) attorneys' fees subject to the parties meeting and conferring as to amount. We complied with the court's order and submitted a stipulation regarding the final calculations of all outstanding interest, royalties and attorneys' fees. We posted the required surety bond and appealed the judgment to the Federal Circuit Court of Appeals.

The Federal Circuit issued its decision on appeal and remanded the case to the district court for further proceedings, including consideration of whether Columbia's patents are patent-eligible and if the patent claims are determined to be eligible, to reduce the damages award to eliminate the royalty based on foreign sales and reconsider its attorneys' fees and enhanced damages decisions. At this time, our current estimate of probable losses from this matter, within a range of potential outcomes, is approximately $254 million, a reduction of $354 million in our fourth quarter of fiscal 2026, which is accrued and recorded as part of Other long-term liabilities in the Consolidated Balance Sheets. There is a reasonable possibility that a loss may be incurred in excess of our accrual for this matter; however, such incremental loss cannot be reasonably estimated.

Jumpshot Matters

At the end of 2019, Avast came under media scrutiny for provision of Avast customer data to its data analytics subsidiary Jumpshot Inc. Jumpshot was a subsidiary of Avast with its own management team and technical experts. Avast announced the decision to terminate its provision of data to, and wind down, Jumpshot on January 30, 2020. As Avast has previously disclosed, it has been in communication with certain regulators and authorities prior to completion of our acquisition of Avast.

On December 23, 2019, the United States Federal Trade Commission (FTC) issued a Civil Investigative Demand (CID) to Avast seeking documents and information related to its privacy practices, including Jumpshot's past use of consumer information that was provided to it by Avast. Avast responded cooperatively to the CID and related follow-up requests from the FTC. We engaged in ongoing negotiations with the FTC staff and reached a negotiated agreement on the terms of a Consent Decree resolving this investigation, the terms of which are now final. This includes a provision for a non-material amount of monetary relief, which has been paid.

On February 27, 2020, the Czech Office for Personal Data Protection (the Czech DPA) initiated offense proceedings concerning Avast`s practices with respect to Jumpshot. The Czech DPA issued a decision in March 2022 finding that Avast had violated the GDPR and issued a fine of CZK 351 million (approximately $16 million). Avast appealed the decision, which was affirmed by the Czech DPA on April 10, 2024. Avast paid the fine levied by the DPA. On June 15, 2024, Avast brought a judicial action in the administrative law court challenging the decision of the Czech DPA. On October 7, 2025, the court affirmed the decision regarding liability; however, it vacated the DPA's decision regarding the determination of the fine. Both the DPA and the Company have filed cassation complaints with the Supreme Administrative Law Court. At this stage, the fine has been returned but the matter remains pending. We have accrued an immaterial amount as our current estimate of probable loss from this matter.

On March 27, 2024, Stichting CUIC – Privacy Foundation for Collective Redress, a Dutch foundation (the Foundation), filed its writ of summons to initiate a collective action. The Foundation has asserted it represents the interests of Avast customers in the Netherlands whose data was provided to Jumpshot and that by doing so Avast violated the requirements of the GDPR and other provisions in Dutch and European Union privacy and consumer law, entitling those customers to damages and other compensation, all of which we dispute. No specific amount of damages has been alleged to date. At this stage, the matter remains pending, and we are unable to assess whether any material loss or adverse effect is probable or estimate the range of any potential loss.

On April 18, 2024, we received a letter before action from counsel in the United Kingdom asserting it may bring a representative action on behalf of a class of Avast users in the United Kingdom and Wales for breach of contract and misuse of private information and seeking unspecified damages and a permanent injunction. We have since entered into a final settlement agreement resolving this matter. The settlement amount is immaterial, and the resolution did not have, and is not expected to have, a material adverse effect on our financial condition, results of operations or cash flows.

The outcome of the regulatory proceedings, government enforcement actions and litigation is difficult to predict, and the cost to defend, settle or otherwise resolve these matters may be significant. Plaintiffs or regulatory agencies or authorities in these matters may seek recovery of large or indeterminate amounts or seek to impose sanctions, including significant monetary penalties, as well as equitable relief. The monetary and other impact of these litigations, proceedings or actions may remain unknown for substantial periods of time. Further, an unfavorable resolution of litigations, proceedings or actions could have a material adverse effect on our business, financial condition, and results of operations and cash flows. The amount of time that will be required to resolve these matters is unpredictable, and these matters may divert management's attention from the day-to-day operations of our business. Any future investigations or additional lawsuits may also adversely affect our business, financial condition, results of operations and cash flows.

MALKA Seller Members Litigation

On July 21, 2023, Jeffrey Frommer, Lyusen Krubich, Daniel Fried and Pat Capra, the former equity owners of MALKA, a subsidiary of MoneyLion (collectively, the "Seller Members"), brought a civil action in the Southern District of New York ("SDNY") against MoneyLion Technologies Inc. alleging, among other things, breaches of the Membership Interest Purchase Agreement governing the acquisition of MALKA. MoneyLion filed counterclaims against the Sellers Members alleging, among other things, fraud, negligent misrepresentation, conversion, breach of fiduciary duties and breach of contract. The court issued its decision on September 29, 2025, finding that MoneyLion breached the parties' agreements and awarding the Sellers Members damages and attorneys' fees and costs, for which we have accrued $48 million as a pre-acquisition contingency in Other long-term obligations in our Consolidated Balance Sheet. On October 28, 2025, MoneyLion filed a notice of appeal. See Note 4 for details regarding our purchase price allocation for our acquisition of MoneyLion.

NYAG Litigation

On April 14, 2025, the Office of the Attorney General of the State of New York filed a civil action in the Supreme Court of the State of New York, County of New York, against MoneyLion Inc. The complaint alleges, among other things, that MoneyLion's earned wage access product violates New York's civil and criminal usury laws and asserts claims of fraud, deceptive, and false advertising practices under state law, as well as abusive and deceptive practices under the federal Consumer Financial Protection Act. On April 28, 2025, the Attorney General filed an amended complaint, adding MoneyLion Technologies Inc. and ML Plus LLC as defendants. The Company maintains that the Attorney General's claims are without merit and is vigorously defending against the lawsuit. At this stage, the matter remains pending, and we are unable to assess whether any material loss or adverse effect is probable or estimate the range of any potential loss.

Other

We are involved in a number of other judicial, arbitrable, administrative proceedings and government inquiries that are incidental to our business, including certain matters relating to products and services offered in the ordinary course of business subject to lending and other consumer laws and regulations. Although adverse decisions (or settlements) may occur in one or more of the cases, it is not possible to estimate the possible loss or losses from each of these cases. The final resolution of these lawsuits, individually or in the aggregate, is not expected to have a material adverse effect on our business, results of operations, financial condition or cash flows.

During fiscal 2026, 2025 and 2024, we incurred(released) $(334) million, $132 million and $418 million, respectively, related to the estimated accrual and final resolutions of our litigation contingencies in our Consolidated Statements of Operations.

Note 19. Subsequent Events

Fiscal 2027 Restructuring Program

On May 5, 2026, our Board of Directors approved a restructuring plan as part of our ongoing internal transformation efforts, including increased adoption of artificial intelligence technologies. The initiative is intended to streamline operations and better align resources with strategic priorities.

We estimate that we will incur total costs of approximately $50 million in connection with the plan, consisting of employee severance and termination benefits, facilities consolidation, contract termination and other restructuring costs. Implementation is expected over the next twelve months, and estimates remain subject to change.

(2) Financial Statement Schedules

GEN DIGITAL INC.

VALUATION AND QUALIFYING ACCOUNTS

All financial statement schedules have been omitted, since the required information is not applicable or is not present in material amounts, and/or changes to such amounts are immaterial to require submission of the schedule, or because the information required is included in our Consolidated Financial Statements and notes thereto included in this Form 10-K.

(3) Exhibits

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
2.01(§)	Asset Purchase Agreement, dated August 8, 2019, by and between Broadcom Inc. and Registrant.	8-K	000-17781	2.01	8/8/2019	
2.02(§)	Agreement and Plan of Merger, dated as of December 10, 2024, among Gen Digital Inc., Maverick Group Holdings, Inc. and MoneyLion Inc.	8-K	000-17781	2.01	4/17/2025	
3.01	Amended and Restated Certificate of Incorporation of Registrant, and all amendments thereto.	10-Q	000-17781	3.01	11/9/2022	
3.02	Amended and Restated Bylaws of Registrant.	8-K	000-17781	3.01	10/16/2024	
3.03	Certificate of Elimination of Series A Junior Preferred Stock.	10-K	000-17781	3.06	5/28/2020	
4.01	Description of Securities.	10-K	000-17781	4.01	5/15/2025	
4.02	Base Indenture, dated as of February 9, 2017, between Registrant and Wells Fargo Bank, National Association, as trustee.	8-K	000-17781	4.01	2/9/2017	
4.03	First Supplemental Indenture related to the 5% Senior Notes due 2025, dated as of February 9, 2017, between Registrant and Wells Fargo Bank, National Association, as trustee (including form of 5.00% Senior Note due 2025).	8-K	000-17781	4.02	2/9/2017	
4.04	Second Supplemental Indenture, dated as of September 19, 2022, by and among the Company, each of the Guarantors (as defined therein) listed on the signature pages thereto and Computershare Trust Company, National Association, as successor to Wells Fargo Bank, National Association, as trustee (including the form of 6.750% Senior Notes due 2027 and form of 7.125% Senior Notes due 2030).	8-K	000-17781	4.01	9/19/2022	
4.05	Third Supplemental Indenture, dated as of September 19, 2022, by and among the Company, the Guarantors and Computershare Trust Company, National Association, as successor to Wells Fargo Bank, National Association, as trustee.	8-K	000-17781	4.02	9/19/2022	
4.06	Fourth Supplemental Indenture, dated as of February 28, 2025, by and among Gen Digital Inc., as issuer, the guarantors party thereto and Computershare Trust Company, National Association, as successor to Wells Fargo Bank, National Association, as trustee (including the form of 6.250% Senior Notes due 2033).	8-K	000-17781	4.01	2/28/2025	
10.01(*)	Form of Indemnification Agreement for Officers, Directors and Key Employees, as amended (form for agreements entered into after March 6, 2016).	8-K	000-17781	10.03	3/7/2016	
10.02(*)	Registrant's Deferred Compensation Plan, restated and amended January 1, 2010, as adopted December 15, 2009.	10-K	000-17781	10.05	5/24/2010	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
10.03(*)	Registrant's 2000 Director Equity Incentive Plan, as amended.	10-Q	000-17781	10.01	11/1/2011	
10.04(*)	Registrant's 2008 Employee Stock Purchase Plan, as amended.	10-Q	000-17781	10.06	2/7/2020	
10.05(*)	Registrant's 2013 Equity Incentive Plan, as amended and restated.	DEF 14A	000-17781	Exhibit B	7/26/2024	
10.06(*)	Form of Director Restricted Stock Unit Award Agreement under Gen Digital Inc. 2013 Equity Incentive Plan					X
10.07(*)	Form of Employee Restricted Stock Unit Award Agreement under Gen Digital Inc. 2013 Equity Incentive Plan					X
10.08(*)	Form of Performance Based Restricted Stock Unit Award Agreement under Gen Digital Inc. 2013 Equity Incentive Plan					X
10.09(*)	Form of Restricted Stock Unit Award Agreement under Avast Limited Long Term Incentive Plan					X
10.10(*)	Form of Performance Stock Unit Award Agreement under Avast Limited Long Term Incentive Plan					X
10.11	Amended and Restated Credit Agreement, effective as of August 1, 2016, among Registrant, the lenders party thereto (the Lenders), Wells Fargo Bank, National Association, as Term Loan A-1/Revolver Administrative Agent and Swingline Lender, JPMorgan Chase Bank, N.A., as Term Loan A-2 Administrative Agent, JPMorgan Chase Bank, N.A., Merrill Lynch, Pierce, Fenner & Smith, Incorporated, Barclays Bank PLC, Citigroup Global Markets Inc., Wells Fargo Securities, LLC, Royal Bank of Canada and Mizuho Bank, Ltd., as Lead Arrangers and Joint Bookrunners in respect of the Term A-2 Facility, Barclays Bank PLC, Citibank, N.A., Wells Fargo Bank, National Association, Royal Bank of Canada, Mizuho Bank, Ltd. And TD Securities (USA) LLC, as Co-Documentation Agents in respect of the Term A-2 Facility, and Bank of America, N.A., as Syndication Agent in respect of Term A-2 Facility.	10-Q	000-17781	4.03	8/5/2016	
10.12	Term Loan Agreement, dated as of August 1, 2016, among Registrant, JPMorgan Chase Bank, N.A., as Administrative Agent, Bank of America, N.A., as Syndication Agent, and Barclays Bank PLC, Citibank, N.A., Wells Fargo Bank, National Association, Royal Bank of Canada, Mizuho Bank, Ltd., and TD Securities (USA) LLC, as Co-Documentation Agents, JPMorgan Chase Bank, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Bank, PLC, Citigroup Global Markets Inc., Wells Fargo Securities, LLC, Royal Bank of Canada and Mizuho Bank, Ltd., as Joint Lead Arrangers and Joint Bookrunners.	10-Q	000-17781	4.05	8/5/2016	
10.13	Amendment Agreement, dated as of July 18, 2016, by and among Registrant, Symantec Operating Corporation, the Lenders and the New Term Lenders, Wells Fargo Bank, National Association, and JPMorgan Chase Bank, N.A.	10-Q	000-17781	4.02	8/5/2016	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
10.14	Assignment and Assumption, dated October 3, 2016, to the Term Loan Agreement dated as of August 1, 2016, among Registrant, JPMorgan Chase Bank, N.A., as Administrative Agent, Bank of America, N.A., as Syndication Agent, and Barclays Bank PLC, Citibank, N.A., Wells Fargo Bank, National Association, Royal Bank of Canada, Mizuho Bank, Ltd., and TD Securities (USA) LLC, as Co-Documentation Agents, JPMorgan Chase Bank, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Bank, PLC, Citigroup Global Markets Inc., Wells Fargo Securities, LLC, Royal Bank of Canada and Mizuho Bank, Ltd., as Joint Lead Arrangers and Joint Bookrunners.	10-Q	000-17781	4.01	2/3/2017	
10.15	First Amendment, dated December 12, 2016, to the Term Loan Agreement, dated as of August 1, 2016, among Registrant, JPMorgan Chase Bank, N.A., as Administrative Agent, Bank of America, N.A., as Syndication Agent, and Barclays Bank PLC, Citibank, N.A., Wells Fargo Bank, National Association, Royal Bank of Canada, Mizuho Bank, Ltd., and TD Securities (USA) LLC, as Co-Documentation Agents, JPMorgan Chase Bank, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Bank, PLC, Citigroup Global Markets Inc., Wells Fargo Securities, LLC, Royal Bank of Canada and Mizuho Bank, Ltd., as Joint Lead Arrangers and Joint Bookrunners.	10-Q	000-17781	4.02	2/3/2017	
10.16	First Amendment, dated December 12, 2016, to the Credit Agreement, effective as of August 1, 2016, among the Registrant, the lenders party thereto (the Lenders), Wells Fargo Bank, National Association, as Term Loan A-1/Revolver Administrative Agent and Swingline Lender, JPMorgan Chase Bank, N.A., as Term Loan A-2 Administrative Agent, JPMorgan Chase Bank, N.A., Merrill Lynch, Pierce, Fenner & Smith, Incorporated, Barclays Bank PLC, Citigroup Global Markets Inc., Wells Fargo Securities, LLC, Royal Bank of Canada and Mizuho Bank, Ltd., as Lead Arrangers and Joint Bookrunners in respect of the Term A-2 Facility, Barclays Bank PLC, Citibank, N.A., Wells Fargo Bank, National Association, Royal Bank of Canada, Mizuho Bank, Ltd. And TD Securities (USA) LLC, as Co-Documentation Agents in respect of the Term A-2 Facility, and Bank of America, N.A., as Syndication Agent in respect of Term A-2 Facility.	10-Q	000-17781	4.03	2/3/2017	
10.17(*)	Registrant's Senior Executive Incentive Plan, as amended and restated.	8-K	000-17781	10.03	10/25/2013	
10.18(*)	Registrant's Executive Retention Plan, as amended and restated.	10-K	000-17781	10.18	5/21/2021	
10.19(*)	Registrant's Executive Severance Plan.	10-K	000-17781	10.19	5/21/2021	
10.20(†)	Environmental Indemnity Agreement, dated April 23, 1999, between Veritas and Fairchild Semiconductor Corporation, included as Exhibit C to that certain Agreement of Purchase and Sale, dated March 29, 1999, between Veritas and Fairchild Semiconductor of California.	S-1/A	333-83777	10.27	8/6/1999	
10.21	Second Amendment and Limited Waiver to Amended and Restated Credit Agreement dated as of June 22, 2018.	10-Q	000-17781	10.01	11/16/2018	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
10.22	Second Amendment and Limited Waiver to Term Loan dated as of June 22, 2018.	10-Q	000-17781	10.02	11/16/2018	
10.23	Credit Agreement, effective as of November 4, 2019, among NortonLifeLock Inc., the issuing banks and lenders party thereto (the Lenders), Wells Fargo Bank, National Association, as Revolver Administrative Agent and Swingline Lender, JPMorgan Chase Bank, N.A., as Term Loan Administrative Agent and Collateral Agent, JPMorgan Chase Bank, N.A., Wells Fargo Securities, LLC, BofA Securities, Inc., Mizuho Bank, Ltd., Barclays Bank PLC, and The Bank of Nova Scotia, as Lead Arrangers and Joint Bookrunners, Bank of America, N.A., Mizuho Bank, Ltd., Barclays Bank PLC and The Bank of Nova Scotia, as Syndication Agents and Goldman Sachs Bank USA, HSBC Securities (USA) Inc., MUFG Bank, Ltd., SunTrust Robinson Humphrey, Inc., Citizens Bank, N.A., BMO Capital Markets Corp., BNP Paribas Securities Corp. and Santander Bank, N.A., as Co-Documentation Agents.	8-K	000-17781	10.01	11/4/2019	
10.24	APA Letter Agreement dated October 1, 2020 by and between the Company and Broadcom Inc.	8-K	000-17781	10.01	7/8/2020	
10.25	First Amendment, effective as of May 7, 2021, among NortonLifeLock Inc., JPMorgan Chase Bank, N.A., as Term Loan Administrative Agent, Wells Fargo Bank, National Association, as Revolver Administrative Agent, and the lenders and other parties thereto.	10-K	000-17781	10.31	5/21/2021	
10.26	Amended and Restated Commitment Letter, dated September 1, 2021, by and between NortonLifeLock Inc. and the parties thereto	8-K	000-17781	10.02	9/3/2021	
10.27	Amended and Restated Interim Facilities Agreement, dated September 1, 2021, by and between NortonLifeLock Inc., the parties specified thereto, as acceding finance partners, BofA Securities, Inc. and Wells Fargo Securities, LLC, as arrangers, and Bank of America, N.A., as issuing bank, interim facility agent and interim security agent	8-K	000-17781	10.01	9/3/2021	
10.28++	Restatement Agreement, dated as of September 12, 2022, by and among the Company, the other Loan Parties thereto, the Lenders party thereto, JPMorgan Chase Bank, N.A., as term loan administrative agent and collateral agent under the Existing Credit Agreement, Wells Fargo Bank, National Association, as revolver administrative agent under the Existing Credit Agreement, and Bank of America, N.A., in its capacity as Successor Administrative Agent.	8-K	000-17781	10.01	9/12/2022	
10.29(*)	Avast Limited (formerly Avast plc) 2018 Long Term Incentive Plan	S-8	000-17781	99.01	9/12/2022	
10.30(*)	Agreement, effective as of June 13, 2024 by and between Gen Digital Inc. and Ondrej Vlcek.	10-Q	000-17781	10.01	8/7/2024	
10.31	Registrant's Non-Employee Director Compensation Policy	10-Q	000-17781	10.01	8/5/2022	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
10.32	Second Amendment to Amended and Restated Credit Agreement, dated as of April 16, 2025, by and among Gen Digital Inc., the guarantors party thereto, Bank of America, N.A., as administrative agent, each Second Amendment Incremental Term B Loan Lender.	8-K	000-17781	10.02	4/17/2025	
10.33	Contingent Value Rights Agreement, dated as of April 17, 2025, by and among Gen Digital Inc. and Computershare Inc. and Computershare Trust Company, N.A.	8-K	000-17781	10.01	4/17/2025	
10.34	MoneyLion Inc. Amended and Restated Omnibus Incentive Plan.	8-K	000-17781	99.01	4/17/2025	
10.35	Form of Performance Based Restricted Stock Unit Award Agreement (VCP) under Gen Digital Inc. 2013 Equity Incentive Plan.	10-Q	001-42603	10.01	8/13/2025	
10.36	Third Amendment to Amended and Restated Credit Agreement, dated as of March 27, 2026, by and among Gen Digital Inc. the guarantors party thereto, the lenders party thereto and Bank of America, N.A., as administrative agent.					X
10.37	Master Receivables Purchase Agreement, dated as of June 30, 2024, by and among Sound Point Capital Management, LP, SP Main Street Funding I LLC, the additional purchasers from time to time party thereto, and ML Plus LLC, as amended through March 16, 2026.					X
10.38	Servicing Agreement, dated as of June 30, 2024, by and among MoneyLion Technologies Inc., Sound Point Capital Management, LP, SP Main Street Funding I LLC, and the additional purchasers from time to time party thereto, as amended through March 16, 2026.					X
19.01	Insider Trading Policy.	10-Q	001-42603	19.01	11/7/2025	
21.01	Subsidiaries of Registrant.					X
23.01	Consent of Independent Registered Public Accounting Firm.					X
31.01	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
31.02	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
32.01(††)	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X
32.02(††)	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X
97.01	Clawback Policy.	10-K	001-42603	97.01	5/15/2025	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
101.00	The following financial information from Gen Digital Inc.'s Annual Report on Form 10-K for the fiscal year ended April 3, 2026 are formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Comprehensive Income (Loss), (iv) Consolidated Statements of Stockholders' Equity (Deficit), (vi) Consolidated Statements of Cash Flows, and (vi) Notes to the Consolidated Financial Statements, tagged as blocks of text and including detailed tags.					X
104.00	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).					X

---

*   Indicates a management contract, compensatory plan or arrangement.

§   The exhibits and schedules to this agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Registrant agrees to furnish supplementally copies of any such exhibits and schedules to the SEC upon request.

†   Filed by Veritas Software Corporation.

††   This exhibit is being furnished, rather than filed, and shall not be deemed incorporated by reference into any filing, in accordance with Item 601 of Regulation S-K.

\+   Certain portions of this document that constitute confidential information have been redacted in accordance with Regulations S-K, Item 601(b)(10).

++   Certain schedules and similar attachments to the exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5)

Item 16. *Form 10-K Summary*

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mountain View, State of California, on the 21th day of May 2026.

GEN DIGITAL INC.

By: /s/   Vincent Pilette

Vincent Pilette
Chief Executive Officer, President and Chairman of the Board

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated below.

Signature	Title	Date
/s/ Vincent Pilette Vincent Pilette	Chief Executive Officer, President and Chairman of the Board (Principal Executive Officer)	May 21, 2026
/s/ Natalie Derse Natalie Derse	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	May 21, 2026
/s/ Sue Barsamian Sue Barsamian	Director	May 21, 2026
/s/ Pavel Baudis Pavel Baudis	Director	May 21, 2026
/s/ Eric K. Brandt Eric K. Brandt	Director	May 21, 2026
/s/ John C. Chrystal John C. Chrystal	Director	May 21, 2026
/s/ Nora Denzel Nora Denzel	Director	May 21, 2026
/s/ Emily Heath Emily Heath	Director	May 21, 2026
/s/ Sherrese M. Smith Sherrese M. Smith	Director	May 21, 2026
/s/ Ondrej Vlcek Ondrej Vlcek	Director	May 21, 2026

(This page has been left blank intentionally.)

2026 Corporate Information

BOARD OF DIRECTORS

Sue Barsamian
Lead Independent Director of the Board, Former Executive Vice President, Chief Sales and Marketing Officer of Hewlett Packard Enterprise Software

Eric K. Brandt
Former EVP and Chief Financial Officer, Broadcom

John C. Chrystal
Former Interim CEO and President, the Bancorp, Inc.

Nora M. Denzel
Former interim Chief Executive Officer, Outerwall Inc.

Emily Heath
Former SVP, Chief Trust & Security Officer, Docusign

Vincent Pilette
Chair of the Board, Chief Executive Officer and President, Gen Digital Inc.

Sherrese M. Smith
Global Managing Partner, Paul Hastings

Pavel Baudis
Co-founder, Avast

Ondrej Vlcek
Former President, Gen Digital Inc.

EXECUTIVE MANAGEMENT

Vincent Pilette
Chief Executive Officer and President

Natalie M. Derse
Chief Financial Officer

Bryan S. Ko
Chief Operating Officer, Chief Legal Officer and Secretary

Travis Witteveen
Head of Products and Portfolios

ANNUAL MEETING

The Annual Meeting will be held on Tuesday, September 9, 2026 at 9:00 a.m. PT live via webcast at www.virtualshareholdermeeting.com/GEN2026

Stock Exchange Listing
Gen Digital Inc.'s common stock is traded on the NASDAQ exchange under the Symbol "GEN."

Transfer Agent
Computershare Trust Company N.A.
Investor Services
PO. Box 30170
College Station, TX 77842-3170
www.computershare.com/investor
(877) 282-1168 or (781) 575-2879

Investor Relations
Investor inquiries may be directed to:
Investor Relations
60 E. Rio Salado Parkway, Suite 1000
Tempe, Arizona 85281
(650) 527-8000
IR@GenDigital.com
Investor.GenDigital.com

Annual Report on Form 10-K
A copy of our Form 10-K, including exhibits, for the period ended April 3, 2026, as filed with the Securities and Exchange Commission, is available without charge upon request or can be accessed at:
investor.gendigital.com/financials/annual-reports/

Independent Auditors
KPMG LLP
Mission Towers I, Suite 100
3975 Freedom Circle Drive
Santa Clara, CA 95054

